As filed with the Securities and Exchange Commission on June 4, 2009
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NetApp, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	3572	77-0307520
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

495 East Java Drive
Sunnyvale, California 94089
(408) 822-6000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Daniel J. Warmenhoven
Chief Executive Officer and Director
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089
(408) 822-6000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Steven E. Bochner, Esq. Michael S. Ringler, Esq. Nathaniel P. Gallon, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Robert G. Specker, Esq. Vice President, In-house Counsel Data Domain, Inc. 2421 Mission College Blvd. Santa Clara, California 95054 (408) 980-4800	Gordon K. Davidson, Esq. Dennis R. Debroeck, Esq. Robert A. Freedman, Esq. R. Gregory Roussel, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 938-5200

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered(1)	Registered(2)	Price per Unit	Offering Price(3)	Fee
Common Stock, par value $0.001 per share	54,695,347	N/A	$613,152,900	$34,214

(1)	This Registration Statement relates to shares of common stock, par value $0.001 per share, of the Registrant (“NetApp”) issuable to holders of shares of common stock, par value $0.0001 per share, of Data Domain, Inc., a Delaware corporation (“Data Domain”), in the proposed acquisition of Data Domain by the Registrant pursuant to the terms of the Agreement and Plan of Merger, dated as of May 20, 2009, as amended on June 3, 2009, by and among the Registrant, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain.

(2)	Based on the maximum number of shares of NetApp common stock to be issued in connection with the merger, calculated as the product of (a) 70,275,404 shares, the maximum number of shares of Data Domain common stock that may be cancelled and exchanged in the merger and (b) the maximum exchange ratio of 0.7783 shares of the Registrant’s common stock for each share of Data Domain common stock, which represents the highest possible exchange ratio pursuant to the Agreement and Plan of Merger.

(3)	Estimated solely for purposes of calculating the registration fee in accordance with Rules 457(c) and 457(f) of the Securities Act of 1933, as amended, the market value of the securities to be registered was calculated as the product of (A) $25.175, the average of the high and low prices per share of Data Domain common stock on May 29, 2009, as quoted on the NASDAQ Global Select Market, multiplied by (B) 70,275,404, the maximum number of shares of Data Domain common stock that may be cancelled and exchanged in the merger; less $1,156,030,396, the aggregate amount of cash that would be payable to the holders of Data Domain common stock in the merger assuming 70,275,404 shares of Data Domain common stock were outstanding and assuming a per share cash amount of $16.45.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JUNE 3, 2009

MERGER PROPOSAL
YOUR VOTE IS VERY IMPORTANT
Dear Stockholder:

On May 20, 2009, Data Domain, Inc., referred to as Data Domain, and NetApp, Inc., referred to as NetApp, announced a business combination in which a direct, wholly owned subsidiary of NetApp will merge with Data Domain, with Data Domain continuing as the interim surviving entity, and, immediately thereafter, subject to certain conditions, Data Domain will merge with a second direct, wholly owned subsidiary of NetApp, with such subsidiary continuing as the final surviving entity. On June 3, 2009, NetApp and Data Domain amended the original merger agreement to reflect the terms described in this proxy statement/prospectus. The first merger is referred to herein as the first-step merger, the second merger is referred to herein as the second-step merger, and together such mergers are referred to herein as the merger. If the first-step merger is completed, you will have the right to receive $16.45 in cash, without interest and less any applicable withholding, referred to as the cash consideration, subject to adjustment, and a number of shares of NetApp common stock equal to the exchange ratio, referred to as the stock consideration, and together with the cash consideration, referred to as the merger consideration, for each outstanding share of common stock of Data Domain that you hold immediately prior to the first-step merger.

The exchange ratio is equal to (i) 0.7783 shares of NetApp common stock if the closing average (as described below) is less than $17.41, (ii) 0.6370 shares of NetApp common stock if the closing average is greater than $21.27, and (iii) that fraction of a share of NetApp common stock (rounded to the nearest ten thousandth) equal to the quotient obtained by dividing $13.55 by the closing average, if the closing average is (A) less than or equal to $21.27 and (B) greater than or equal to $17.41. The closing average means the average of the closing sales prices for NetApp common stock (rounded to the nearest one-hundredth of a cent) as reported on the NASDAQ Global Select Market for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the closing of the first-step merger. Data Domain stockholders may contact Innisfree M&A Incorporated, Data Domain’s information agent, toll free at (888) 750-5834, and banks or brokers may call collect at (212) 750-5833, for information regarding the approximate merger consideration payable in connection with the first-step merger based on information available as of the date of inquiry. In addition, on the third trading day preceding the date of the special meeting of the Data Domain stockholders described below, NetApp and Data Domain will issue a joint press release announcing the aggregate merger consideration that would be payable to the Data Domain stockholders, assuming that the merger closed on the date of the special meeting. As further described in this proxy statement/prospectus, under certain conditions, NetApp may elect to reduce, or be required to reduce, the stock consideration, and in the event of such a reduction, NetApp will be required to increase the cash consideration.

If the closing average is less than $17.41, the value of the merger consideration will be less than the aggregate $30.00 value of the merger consideration on June 3, 2009, the date on which the revised terms of the merger were announced. If the closing average is greater than $21.27, the value of the merger consideration will be greater than the aggregate $30.00 value of the merger consideration on June 3, 2009. The following table shows the closing sale prices of NetApp common stock and Data Domain common stock as reported on the NASDAQ Global Select Market on May 19, 2009, the last trading day before the initial announcement of the potential merger, on June 2, 2009, the last trading day before the revised terms of the merger were announced and on [          ], 2009, the last trading day before the distribution of the enclosed proxy statement/prospectus for which data was available. This table also shows the implied value of the merger consideration proposed for each share of Data Domain common stock, which was calculated by adding to $16.45, or the cash consideration, the product obtained by multiplying the closing price of NetApp common stock on those dates by the implied exchange ratio for the stock consideration that would apply if the closing average were equal to such closing price on such dates.

			Implied Value of
			One Share of
	NetApp	Data Domain	Data Domain
	Common Stock	Common Stock	Common Stock

May 19, 2009(1)	$18.07	$17.43	$25.00
June 2, 2009	$19.34	$31.58	$30.00
[ ], 2009	$ [ ]	$ [ ]	$ [ ]

(1)	Based on the terms of the original merger agreement.

The market prices of both NetApp common stock and Data Domain common stock will fluctuate before the merger. You should obtain current stock price quotations for NetApp common stock and Data Domain common stock. NetApp common stock is quoted on the NASDAQ Global Select Market under the symbol “NTAP.” Data Domain common stock is quoted on the NASDAQ Global Select Market under the symbol “DDUP.”

We cannot complete the merger unless Data Domain’s stockholders adopt the merger agreement, the proposal to adopt the merger agreement being referred to in the proxy statement/prospectus as the merger proposal. Data Domain will hold a special meeting of its stockholders to vote on the merger proposal at 2421 Mission College Blvd., Santa Clara, CA 95054 at [          ], local time, on [          ], 2009. Your vote is important. The market price of NetApp common stock will continue to fluctuate following the date of the stockholder vote on the merger proposal at the special meeting. Consequently, at the time of the stockholder vote, the value of the stock consideration will not yet be determined. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Failing to vote will have the same effect as voting against the merger proposal. You will also have an opportunity to vote to approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the approval of the merger proposal, referred to as the adjournment proposal.

The Data Domain board of directors unanimously recommends that Data Domain stockholders vote “FOR” approval of the merger proposal and “FOR” the adjournment proposal.

This proxy statement/prospectus describes the special meeting, the merger proposal and the adjournment proposal, the documents related to each proposal, and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors” beginning on page 16, for a discussion of the risks relating to the merger proposal. You also can obtain information about NetApp and Data Domain from documents that each of us has filed with the Securities and Exchange Commission.

By Order of the Board of Directors

Sincerely,

Frank Slootman
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the NetApp common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is [          ], 2009, and it is first being mailed or otherwise delivered to Data Domain stockholders on or about [          ], 2009.

DATA DOMAIN, INC.
2421 Mission College Blvd.
Santa Clara, CA 95054

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

[          ], 2009

To the Stockholders of Data Domain, Inc.:

Data Domain, Inc., or Data Domain, will hold a special meeting of stockholders at 2421 Mission College Blvd., Santa Clara, CA 95054 at [          ], local time, on [          ], 2009 to consider and vote upon the following proposals:

1. To adopt the Agreement and Plan of Merger, dated as of May 20, 2009, as amended on June 3, 2009, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, as the agreement may be amended from time to time, which proposal is referred to as the merger proposal; and

2. To approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal, which proposal is referred to as the adjournment proposal.

The Data Domain board of directors has fixed the close of business on [          ], 2009 as the record date for the special meeting. Only Data Domain stockholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. In order for the merger proposal to be approved, the holders of at least a majority of the Data Domain shares outstanding and entitled to vote thereon must vote in favor of approval of the merger proposal. In the event that a quorum is not present in person or represented by proxy at the special meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a quorum is present in person or represented by proxy at the special meeting, approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a stockholder of record, please vote your shares by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card, or (iii) using the Internet voting instructions on your proxy card. If you hold your stock in “street name” through a bank, broker, or other nominee, please direct your bank, broker, or other nominee to vote in accordance with the instructions you have received from your bank, broker, or other nominee. This will not prevent you from voting in person, but it will help to secure a quorum and avoid additional solicitation costs. Any holder of Data Domain common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying document.

The Data Domain board of directors has unanimously approved the merger proposal and unanimously recommends that Data Domain stockholders vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Sincerely,

Frank Slootman
President and Chief Executive Officer

[          ], 2009

YOUR VOTE IS IMPORTANT.

PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about NetApp and Data Domain from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this proxy statement/prospectus, other than certain exhibits to those documents, or filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, by requesting them in writing or by telephone from the appropriate company at the following addresses:

NetApp, Inc. 495 East Java Drive Sunnyvale, CA 94089 Attention: Investor Relations Telephone: (408) 822-7098	Data Domain, Inc. 2421 Mission College Blvd. Santa Clara, CA 95054 Attention: Investor Relations Telephone: (408) 980-4909

You will not be charged for any of these documents that you request. Data Domain stockholders requesting documents should do so by [          ], 2009 (which is five business days prior to the date of the special meeting) to ensure that they receive them before the special meeting.

See “Where You Can Find More Information” on page 119.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, referred to as the SEC, by NetApp, constitutes a prospectus of NetApp under Section 5 of the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of NetApp common stock to be issued to Data Domain stockholders in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of Data Domain stockholders to consider and vote upon the merger proposal and the adjournment proposal.

Except as otherwise provided herein, all descriptions of and calculations made under the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, assume that no Data Domain stockholders exercise appraisal rights under Delaware law.

To facilitate the reading of this proxy statement/prospectus, in referring to “we,” “us” and other first person declarations, we are referring to both NetApp and Data Domain or, in some instances, the combined company as it would exist following the completion of the merger.

i

ii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE
DATA DOMAIN SPECIAL MEETING

Q:	Why am I receiving this proxy statement/prospectus?

A:	NetApp, Inc., referred to as NetApp, has agreed to acquire Data Domain, Inc., referred to as Data Domain, by means of a merger of Data Domain with a subsidiary of NetApp. Please see “Data Domain Proposal 1 — The Merger” beginning on page 48 and “The Merger Agreement” beginning on page 76 for a description of the merger and the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

To complete the merger, Data Domain stockholders must vote to approve the merger proposal. Data Domain will hold a special meeting of stockholders to obtain this approval. You will also be given an opportunity to vote to approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal, referred to as the adjournment proposal.

Q:	What will happen in the merger?

A:	As the first step in the transaction, a direct, wholly owned subsidiary of NetApp will merge with Data Domain, with Data Domain continuing as the surviving entity, and as a direct, wholly owned subsidiary of NetApp. Immediately thereafter, provided that certain conditions described below are satisfied, Data Domain will merge with a second direct, wholly owned subsidiary of NetApp, with such second subsidiary continuing as the surviving corporation. The first merger is referred to herein as the first-step merger and the second merger is referred to herein as the second-step merger. If the second-step merger occurs, the first-step merger and the second-step merger together are referred to herein as the merger. If the second-step merger does not occur, references herein to the merger shall mean the first-step merger. Upon completion of the first-step merger, Data Domain common stock will cease trading on the NASDAQ Global Select Market, and Data Domain common stockholders will be entitled to receive the merger consideration for each outstanding share of Data Domain common stock held immediately prior to the first-step merger.

Q:	What will Data Domain stockholders receive in the merger?

A:	In the merger, subject to the possible adjustments to the cash consideration and the stock consideration described below, each Data Domain stockholder will have a right to receive a cash amount of $16.45, without interest and less any applicable withholding, plus a number of shares of NetApp common stock equal to the exchange ratio for each outstanding share of Data Domain common stock. The exchange ratio will depend on the closing average of NetApp common stock. The closing average is the average of the closing sales prices for NetApp common stock as reported on the NASDAQ Global Select Market for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the closing of the first-step merger.

The exchange ratio is equal to (i) 0.7783 shares of NetApp common stock if the closing average is less than $17.41, (ii) 0.6370 shares of NetApp common stock if the closing average is greater than $21.27, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the closing average, if the closing average is (A) less than or equal to $21.27 and (B) greater than or equal to $17.41.

For example, if the closing average of NetApp common stock is $16.00, a holder of 100 shares of Data Domain common stock will receive $1,645 in cash and 77 shares of NetApp common stock (i.e., 100 x $16.45 = $1,645 in cash and 100 x 0.7783 = 77 shares of common stock), plus cash equal to the value of the fractional share of NetApp common stock to which such holder would otherwise be entitled.

If the closing average of NetApp common stock is $18.00, a holder of 100 shares of Data Domain common stock will receive $1,645 in cash and 75 shares of NetApp common stock (i.e., 100 x $16.45 = $1,645 in cash and 100 x ($13.55/$18.00) = 75 shares of common stock), plus cash equal to the value of the fractional share of NetApp common stock to which such holder would otherwise be entitled.

Finally, if the closing average of NetApp common stock is $22.00, a holder of 100 shares of Data Domain common stock will receive $1,645 in cash and 63 shares of NetApp common stock (i.e., 100 x $16.45 = $1,645 in cash and 100 x 0.6370 = 63 shares of common stock), plus cash equal to the value of the fractional share of NetApp common stock to which such holder would otherwise be entitled.

The range of outcomes is illustrated by the following graph:

Stockholders of Data Domain should bear in mind, however, that under the merger agreement, if the exchange ratio is greater than or equal to 0.7006 and less than 0.7783, NetApp, in its sole discretion may reduce the number of shares of NetApp common stock you will receive and proportionately increase the amount of cash you will receive. However, NetApp may not reduce the amount of stock consideration and increase the cash consideration to the extent that it would reasonably be expected to cause the merger to fail to qualify as a tax-free reorganization under the Internal Revenue Code, except as may be required as described herein.

If the aggregate amount of the stock consideration issuable in the merger (including the stock consideration issuable to holders of Data Domain options and restricted stock units) would exceed 19.5% of the outstanding shares of NetApp common stock immediately prior to the effective time of the first-step merger, the stock consideration will be decreased to the minimum extent necessary so that no more than 19.5% of the outstanding shares of NetApp common stock will be issued in the merger (with such percentage measured immediately prior to the effective time of the first-step merger). In such event, the cash consideration will be increased by an amount equal to the product of (a) the amount of the reduction in the stock consideration multiplied by (b) the closing average. In the event that the stock consideration is decreased in accordance with this paragraph, the merger may to fail to qualify as a tax-free reorganization under the Internal Revenue Code.

Data Domain stockholders may contact Innisfree M&A Incorporated, Data Domain’s information agent, toll free at (888) 750-5834, and banks or brokers may call collect at (212) 750-5833, for information regarding the approximate merger consideration payable in connection with the merger. In addition, on the third trading day preceding the date of the special meeting of the Data Domain stockholders, NetApp and Data Domain will issue a joint press release announcing the aggregate merger consideration that would be payable to the Data Domain stockholders and whether the merger would qualify as a tax-free reorganization, assuming that the merger closed on the date of the special meeting. However, there can be no assurance that the merger will close on the date of the special meeting of the stockholders, and, as such, the assumptions in that announcement may differ from the actual merger consideration payable in, and the tax treatment of, the merger at the closing.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a stockholder of record, please vote your shares by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card or (iii) using the Internet voting instructions on your proxy card. If you have Internet access, you are encouraged to record your vote via the Internet.

If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee. Submitting your proxy card or directing your bank, broker or other nominee to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	Why is my vote important?

A:	If you do not vote by proxy or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold the special meeting. In addition, your failure to vote, by proxy or in person, or failure to instruct your broker, will have the same effect as a vote against the merger proposal. The merger proposal must be approved by the holders of a majority of the outstanding shares of Data Domain common stock entitled to vote at the special meeting. In the event that a quorum is not present in person or represented by proxy at the special meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. Approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting. The Data Domain board of directors unanimously recommends that you vote to approve the merger proposal and the adjournment proposal.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I abstain from voting or fail to instruct my broker?

A:	If you abstain from voting, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger proposal and against the adjournment proposal. If you fail to instruct your broker, a “broker non-vote,” those shares would be counted towards a quorum at the special meeting, but the shares would not be considered entitled vote, and thus it will have the same effect as a vote against the merger proposal, but it will have no effect on the adjournment proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Data Domain common stock can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you to be admitted. Data Domain reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to the Data Domain Corporate Secretary, or by attending the special meeting in person, notifying the Corporate Secretary and voting by ballot at the special meeting. The Data Domain Corporate Secretary’s mailing address is 2421 Mission College Blvd., Santa Clara, CA 95054.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Data Domain Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am a Data Domain stockholder, should I send in my Data Domain stock certificates now?

A:	No. You should not send in your Data Domain stock certificates at this time. After the merger is completed, NetApp will send you instructions for exchanging Data Domain stock certificates for the merger consideration. Unless Data Domain stockholders specifically request to receive NetApp stock certificates, the shares of NetApp stock they receive in the merger will be issued in book-entry form.

Q:	Is the merger subject to the approval of stockholders of NetApp?

A:	No. NetApp is not required to obtain the approval of its stockholders with respect to the merger proposal.

Q:	When do you expect to complete the merger?

A:	Data Domain currently expects to complete the merger in the late summer or early fall of 2009. However, there can be no assurance as to when, or if, the merger will occur. Data Domain must first obtain the approval of Data Domain stockholders at the special meeting and the necessary regulatory approvals.

Q:	What are the material U.S. tax consequences of the merger?

A:	The U.S. tax consequences of the merger depend on whether the second-step merger occurs. The second-step merger will occur only if Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to NetApp, and Fenwick & West LLP, counsel to Data Domain, deliver opinions to the effect that the first-step merger and the second-step merger together will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. The tax opinions are conditioned upon receipt of customary written representations from NetApp and Data Domain, including representations that the stock consideration, valued as of the last business day immediately prior to the closing date of the first-step merger, will constitute at least 40% of the total consideration paid or payable to Data Domain stockholders in the first-step merger, referred to as the continuity of interest test.

Whether the continuity of interest test will be satisfied depends primarily upon the market value of the NetApp common stock immediately before the first-step merger. No assurances can be given that the continuity of interest test will be met. As a result, in deciding whether to approve the merger, you should consider the possibility that it may be taxable to you because the continuity of interest test is not satisfied and the second-step merger does not occur. You will not be entitled to change your vote in the event that the merger is taxable.

If the second-step merger occurs and the merger qualifies as a reorganization, a U.S. holder of Data Domain common stock receiving NetApp common stock and cash in exchange for Data Domain common stock in the merger generally will recognize gain equal to the lesser of (i) the amount of cash received by the U.S. holder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the U.S. holder over the U.S. holder’s tax basis in the Data Domain common stock. The “amount realized” by the U.S. holder will equal the sum of the fair market value of the NetApp common stock and the amount of cash (including any cash received in lieu of fractional shares) received by the U.S. holder. Losses will not be permitted to be recognized. Realized gain or loss must be calculated separately for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the merger, and a loss realized on the exchange of one block cannot be used to offset a gain recognized on the exchange of another block.

If the second-step merger does not occur, the exchange of Data Domain common stock for NetApp common stock and cash in the first-step merger will be a fully taxable transaction in which a U.S. holder generally will recognize gain or loss equal to the difference between the “amount realized” (as defined above) and the U.S. holder’s tax basis in the Data Domain common stock. Gain or loss must be calculated separately for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the first-step merger.

Please see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 95.

Q:	Whom should I call with questions?

A:	If you need any assistance in completing your proxy card or have questions regarding the special meeting, you may call Innisfree M&A Incorporated, Data Domain’s proxy solicitor, at (888) 750-5834 (toll-free) if you are a stockholder or (212) 750-5833 (collect) if you are a bank or broker.

v

SUMMARY

This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that is important to you. Data Domain urges you to read carefully the entire proxy statement/prospectus and the other documents to which we refer to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 119. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Following the first-step merger, for each share of Data Domain common stock held by them, Data Domain stockholders will have a right to receive a cash amount of $16.45, without interest and less any required withholding under United States federal, state, or local law or under foreign law, plus a number of validly issued, fully paid and non-assessable shares of NetApp common stock equal to the exchange ratio. The exchange ratio is equal to (i) 0.7783 shares of NetApp common stock if the closing average (as described below) is less than $17.41, (ii) 0.6370 shares of NetApp common stock if the closing average is greater than $21.27, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the closing average, if the closing average is (A) less than or equal to $21.27 and (B) greater than or equal to $17.41. The closing average means the average of the closing sales prices for NetApp common stock as reported on the NASDAQ Global Select Market for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the closing of the first-step merger. Under certain conditions, NetApp may elect to reduce, or may be required to reduce, the stock consideration, and, in the event of such a reduction, NetApp will be required to increase the cash consideration. See “The Merger Agreement — Per Share Merger Consideration.” Data Domain stockholders may contact Innisfree M&A Incorporated, Data Domain’s information agent, toll free at (888) 750-5834, and banks or brokers can call collect at (212) 750-5833, for information regarding the merger consideration to be received upon exchange of each share of Data Domain common stock in connection with the merger. In addition, on the third trading day preceding the date of the special meeting of the Data Domain stockholders, NetApp and Data Domain will issue a joint press release announcing the aggregate merger consideration that would be payable to the Data Domain stockholders and whether the merger would qualify as a tax-free reorganization, assuming that the merger closed on the date of the special meeting. However, there can be no assurance that the merger will close on the date of the special meeting of the stockholders, and, as such, the assumptions in that announcement may differ from the actual merger consideration payable in, and the tax treatment of, the merger at the closing.

On May 20, 2009, NetApp entered into an Agreement and Plan of Merger, referred to as the original merger agreement, by and among NetApp, Kentucky Merger Sub One Corporation, a wholly owned subsidiary of NetApp, referred to as Merger Sub One, Derby Merger Sub Two LLC, a wholly owned subsidiary of NetApp, referred to as Merger Sub Two, and Data Domain, pursuant to which for each share of Data Domain common stock held by them, Data Domain stockholders would have had a right to receive a cash amount of $11.45 plus a number of validly issued, fully paid and non-assessable shares of NetApp common stock equal to an exchange ratio of (i) 0.833 shares of NetApp common stock if the closing average was less than $16.26, (ii) 0.682 shares of NetApp common stock if the closing average was greater than $19.88, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the closing average, if the closing average was (A) less than or equal to $19.88 and (B) greater than or equal to $16.26. On June 3, 2009, NetApp and Data Domain amended the original merger agreement to reflect the terms described in this proxy statement/prospectus. The merger agreement provides for the acquisition of Data Domain by NetApp by means of a merger of Merger Sub One with and into Data Domain, referred to as the first-step merger, with Data Domain as the interim surviving entity. Immediately thereafter, subject to certain conditions, Data Domain, as the interim surviving entity, will merge with and into Merger Sub Two, referred to as the second-step merger, with Merger Sub Two as the final surviving entity. Unless otherwise specified herein, the second-step merger, taken together with the first-step merger, is referred to in this proxy statement/prospectus as the merger. As a result of the first-step merger, Data Domain will become a wholly owned subsidiary of NetApp. See “Material U.S. Federal Income Tax Consequences of the Merger” for an explanation of the two-step merger structure. Based on NetApp’s stock trading price as of June 2, 2009, the aggregate value of the consideration payable in connection with the merger, is $1.9 billion on a fully diluted basis (net of cash on Data

Domain’s balance sheet). The aggregate value of the consideration payable at closing is subject to change, as further described in this proxy statement/prospectus.

Each share of Data Domain common stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and extinguished and automatically converted into the right to receive a cash amount of $16.45, or the cash consideration, without interest and less any required withholding under United States federal, state, local or foreign law, plus a number of validly issued, fully paid and non-assessable shares of NetApp common stock equal to the exchange ratio, referred to as the stock consideration, and together with the cash consideration, the merger consideration.

The merger agreement is included as Appendix A to this proxy statement/prospectus.

What Holders of Data Domain Stock Options and Other Equity-Based Awards Will Receive (page 77)

Each of the vested and unvested options to purchase shares of Data Domain common stock that is outstanding at the effective time of the first-step merger will be assumed and converted into an option to acquire shares of NetApp common stock, subject to the option exchange ratio, at the effective time of the merger, and will otherwise be subject to the terms and conditions of such award prior to the completion of the first-step merger, including vesting and exercisability.

Each of Data Domain’s restricted stock units outstanding at the effective time of the first-step merger will be assumed and converted into a restricted stock unit representing the right to receive the merger consideration payable for shares underlying each assumed and converted Data Domain restricted stock unit. The assumed and converted restricted stock units will otherwise be subject to the same terms and conditions, including vesting restrictions, applicable to such Data Domain restricted stock units prior to the effective time of the first-step merger.

Each of Data Domain’s unvested shares of restricted stock outstanding at the effective time of the first-step merger will be assumed and converted into the right to receive the merger consideration payable for such shares. The merger consideration payable for such unvested shares of restricted stock will be subject to the same terms and conditions, including vesting restrictions, applicable to such shares of Data Domain restricted stock prior to the effective time of the first-step merger.

Material U.S. Federal Income Tax Consequences of the Merger to Data Domain Stockholders (page 95)

The U.S. tax consequences of the merger depend on whether the second-step merger occurs. The second-step merger will occur only if Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to NetApp, and Fenwick & West LLP, counsel to Data Domain, deliver tax opinions to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinions are conditioned upon receipt of customary written representations from NetApp and Data Domain, including representations that continuity of interest test will be satisfied, requiring that the stock consideration constitute at least 40% of the total consideration paid or payable to Data Domain stockholders in the first-step merger.

Whether the continuity of interest test will be satisfied depends primarily upon the market value of the NetApp common stock immediately before the first-step merger. No assurances can be given that the continuity of interest test will be met. As a result, in deciding whether to approve the merger, you should consider the possibility that the it may be taxable to you because the continuity of interest test is not satisfied and the second-step merger does not occur. You will not be entitled to change your vote in the event that the merger is taxable.

If the second-step merger occurs and the merger qualifies as a reorganization, a U.S. holder of Data Domain common stock receiving NetApp common stock and cash in exchange for such Data Domain common stock in the merger generally will recognize gain equal to the lesser of (i) the amount of cash received by the U.S. holder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the U.S. holder over the U.S. holder’s tax basis in the Data Domain common stock. The “amount realized” by the U.S. holder will equal the sum of the fair market value of the NetApp common stock and the amount of cash (including any cash received in lieu of fractional shares) received by the U.S. holder. Losses will not be permitted to be recognized. Realized gain or loss must be calculated separately for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the merger, and a loss realized on the exchange of one block cannot be used to offset a gain recognized on the exchange of another block. Any gain recognized by a U.S. holder of Data Domain common stock generally will be long-term capital gain if the U.S. holder’s holding period of the Data Domain common stock is more than one year, and short-term capital gain if the U.S. holder’s holding period is one year or less, at the time of the first-step merger. Long-term capital gains of individuals are eligible for reduced rates of taxation.

If the second-step merger does not occur, the exchange of Data Domain common stock for NetApp common stock and cash in the first-step merger will be a fully taxable transaction in which a U.S. holder generally will recognize gain or loss equal to the difference between the “amount realized” (as defined above) and the U.S. holder’s tax basis in the Data Domain common stock. Gain or loss must be calculated separately for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the first-step merger. Any gain or loss recognized by a U.S. holder of Data Domain common stock generally will be long-term capital gain or loss if the U.S. holder’s holding period of the Data Domain common stock is more than one year, and short-term capital gain or loss if the U.S. holder’s holding period is one year or less, at the time of the first-step merger. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

The U.S. federal income tax consequences described above may not apply to all holders of Data Domain common stock. Your tax consequences will depend on your individual situation. Accordingly, NetApp and Data Domain strongly urge you to consult with your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Dividends (page 177)

NetApp common stock trades on the NASDAQ Global Select Market under the symbol “NTAP,” and Data Domain common stock trades on the NASDAQ Global Select Market under the symbol “DDUP.” The following table shows the closing sale prices of NetApp common stock and Data Domain common stock as reported on the NASDAQ Global Select Market on May 19, 2009, the last trading day before the signing of the original merger agreement, on June 2, 2009, the last trading day before the signing of the amended merger agreement, and on [          ], 2009, the last trading day before the distribution of this proxy statement/prospectus for which data was available. This table also shows the implied value of the merger consideration proposed for each share of Data Domain common stock, which was calculated by adding to $16.45, or the cash consideration, the product obtained by multiplying the closing price of a share of NetApp common stock on those dates by the implied exchange ratio for the stock consideration that would apply if the closing average were equal to the closing sale price on those dates.

			Implied Value of
			One Share of
	NetApp	Data Domain	Data Domain
	Common Stock	Common Stock	Common Stock

May 19, 2009(1)	$18.07	$17.43	$25.00
June 2, 2009	$19.34	$31.58	$30.00
[ ], 2009	$ [ ]	$ [ ]	$ [ ]

(1)	Based on the terms of the original merger agreement.

The market price of NetApp common stock and Data Domain common stock will fluctuate prior to the closing of the first-step merger. You should obtain current market quotations for the shares.

The Data Domain Board of Directors Unanimously Recommends that Data Domain Stockholders Vote “FOR” the Proposals (pages 48 and 118)

The Data Domain board of directors believes that the merger is in the best interests of Data Domain and its stockholders and has unanimously approved the merger and the merger agreement. The Data Domain board of directors unanimously recommends that Data Domain stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Qatalyst Partners Provided an Opinion to the Data Domain Board of Directors (page 62)

As financial advisor to Data Domain, on May 20, 2009, Qatalyst Partners LP, which is referred to herein as Qatalyst, rendered to the Data Domain board of directors its opinion that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the merger consideration to be received by the holders of shares of Data Domain common stock, other than affiliates who have executed voting agreements, pursuant to the original merger agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Qatalyst, dated May 20, 2009, is attached hereto as Appendix D and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst’s opinion was provided to the Data Domain board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to be received by the holders of shares of Data Domain common stock pursuant to the original merger agreement as of the date of the opinion. It does not address any other aspect of the transaction and does not constitute a recommendation to the stockholders of Data Domain as to how to vote with respect to the merger proposal or act on any other matter.

Data Domain’s Officers and Directors Have Financial Interests in the Merger That Differ From Your Interests (page 68)

Data Domain’s executive officers and directors have interests in the merger that are different from those of other Data Domain stockholders. As of the record date, all directors and executive officers of Data Domain, together with their affiliates, beneficially owned approximately [     ]% of the outstanding shares of Data Domain common stock, which includes shares of common stock and shares of restricted stock that will vest within 60 days of the record date, shares underlying vested options and options that will vest within 60 days of the record date, and shares issuable upon settlement of restricted stock units and that will be issuable within 60 days of such date. Additionally, certain executive officers and the non-employee directors of Data Domain will be entitled to additional benefits as a result of the completion of the merger or upon certain events following the completion of the merger.

Directors and Executive Officers of Data Domain Have Agreed to Vote in Favor of the Merger Proposal (page 93)

In connection with the execution of the merger agreement, directors and executive officers of Data Domain and certain of their affiliates entered into voting agreements pursuant to which they have agreed to vote all shares of Data Domain common stock owned by them in favor of the merger proposal. As of the record date these directors, executive officers and affiliates owned shares representing approximately [     ]% of Data Domain’s issued and outstanding common stock. They have also agreed to comply with certain restrictions on the disposition of their shares, subject to the terms and conditions contained in the voting agreements. Pursuant to their terms, these voting agreements will terminate concurrently with any termination of the merger agreement.

The form of voting agreement is included as Appendix B to this proxy statement/prospectus.

Holders of Data Domain Common Stock Are Entitled to Appraisal Rights (page 72)

Under the Delaware General Corporation Law, referred to as the DGCL, holders of Data Domain common stock who do not vote for the approval of the first-step merger proposal have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this proxy statement/prospectus. This appraisal amount could be more than, the same as, or less than the amount a Data Domain stockholder would be entitled to receive under the merger agreement. Any holder of Data Domain common stock intending to exercise appraisal rights, among other things, must submit a written demand for appraisal to Data Domain prior to the vote on the approval of the merger proposal and must not vote or otherwise submit a proxy in favor of approval of the merger proposal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal right, Data Domain encourages you to seek the advice of your own legal counsel.

A copy of Section 262 of the DGCL is also included as Appendix C to this proxy statement/prospectus.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 88)

Currently, NetApp and Data Domain expect to complete the first-step merger in the late summer or early fall of 2009. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the first-step merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the merger proposal by Data Domain stockholders, the expiration or termination of the applicable Hart-Scott-Rodino waiting period, the receipt of all required regulatory approvals.

Neither NetApp nor Data Domain can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 90)

Either NetApp or Data Domain may terminate the merger agreement under certain circumstances, which would prevent the merger from being completed.

Termination Fee (page 92)

A termination fee of $57,000,000 may be payable by Data Domain to NetApp upon the termination of the merger agreement under several circumstances.

Regulatory Approvals Required for the Merger (page 74)

NetApp and Data Domain have agreed to use reasonable best efforts to obtain as promptly as practicable all regulatory approvals that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. NetApp and Data Domain are not permitted to complete the merger until the applicable waiting periods under the HSR Act have expired or been terminated.

Although neither NetApp nor Data Domain know of any reason why regulatory approvals would not be obtained in a timely manner, NetApp and Data Domain cannot be certain when, or if, the approvals will be obtained.

Board of Directors and Management of NetApp following Completion of the Merger (page 72)

The directors of Data Domain and its subsidiaries will resign in connection with the first-step merger. The composition of NetApp’s board of directors and management is not anticipated to change in connection with the completion of the first-step merger, although it is possible that following the first-step merger, one or more members of Data Domain’s management may be asked to join NetApp’s board of directors and/or management.

The Rights of Data Domain Stockholders will Change as a Result of the Merger (page 111)

The rights of Data Domain stockholders will change as a result of the merger due to differences in NetApp’s and Data Domain’s governing documents. This proxy statement/prospectus contains a summary description of stockholder rights under each of the NetApp and Data Domain governing documents and describes the material differences between them.

Data Domain will Hold its Special Meeting on [          ], 2009 (page 43)

The special meeting will be held on [          ], 2009 at [          ] , local time, at 2421 Mission College Blvd., Santa Clara, CA 95054. At the special meeting, Data Domain stockholders will be asked to:

•	Adopt the merger agreement; and

•	Approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Record Date.  Only holders of record at the close of business on [          ], 2009 will be entitled to vote at the special meeting. Each share of Data Domain common stock is entitled to vote. As of the record date, [          ] shares of Data Domain common stock were outstanding, held by approximately [          ] registered holders.

Required Vote.  Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Data Domain common stock entitled to vote at the special meeting. Because approval of the merger proposal is based on the affirmative vote of a majority of shares outstanding, a Data Domain stockholder’s failure to vote, abstention or failure to instruct a broker, a “broker non-vote,” will have the same effect as a vote against the merger proposal.

In the event that a quorum is not present in person or represented by proxy at the special meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a quorum is present in person or represented by proxy at the special meeting, approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting. A Data Domain stockholder’s abstention will have the same effect as a vote against the adjournment proposal. A broker non-vote will have no effect on the adjournment proposal.

Information about the Companies (page 47)

NetApp, Inc.

NetApp, a Delaware corporation, was established in 1992. NetApp is a leading provider of storage and data management solutions. NetApp common stock is traded on the NASDAQ Global Select Market under the symbol “NTAP.” The principal executive offices of NetApp are located at 495 East Java Drive, Sunnyvale, CA 94089, and its telephone number is (408) 822-6000.

Additional information about NetApp and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 119.

Kentucky Merger Sub One Corporation

Kentucky Merger Sub One Corporation, a wholly owned subsidiary of NetApp, was formed solely for the purpose of completing the merger. Kentucky Merger Sub One Corporation has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Kentucky Merger Sub One Corporation are located at 495 East Java Drive, Sunnyvale, CA 94089, and its telephone number is (408) 822-6000.

Derby Merger Sub Two LLC

Derby Merger Sub Two LLC, a wholly owned subsidiary of NetApp, was formed solely for the purpose of completing the merger. Derby Merger Sub Two LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Derby Merger Sub Two LLC are located at 495 East Java Drive, Sunnyvale, CA 94089, and its telephone number is (408) 822-6000.

Data Domain, Inc.

Data Domain, a Delaware corporation, was incorporated in Delaware in October 2001. Data Domain is a leading provider of storage solutions for backup and archive applications based on deduplication technology.

Data Domain common stock is traded on the NASDAQ Global Select Market under the symbol “DDUP.” The principal executive offices of Data Domain are located at 2421 Mission College Blvd., Santa Clara, CA 95054, and its telephone number is (408) 980-4800.

Additional information about Data Domain and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 119.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NETAPP

The tables below present selected consolidated financial data of NetApp prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The data below are only a summary and should be read in conjunction with NetApp’s consolidated financial statements and accompanying notes, as well as NetApp’s management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference in this proxy statement/prospectus. For a complete list of documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 119.

NetApp derived the consolidated statements of income data for the years ended April 25, 2008, April 27, 2007 and April 28, 2006, and the consolidated balance sheet data as of April 25, 2008 and April 27, 2007, from its audited consolidated financial statements incorporated by reference in this proxy statement/prospectus. NetApp derived the consolidated statements of income data for the years ended April 29, 2005 and April 30, 2004, and the consolidated balance sheet data as of April 28, 2006, April 29, 2005 and April 30, 2004, from its audited consolidated financial statements not included or incorporated by reference in this proxy statement/prospectus. The unaudited consolidated statements of income data for the nine month periods ended January 23, 2009 and January 25, 2008, and the unaudited consolidated balance sheet data as of January 23, 2009, are derived from its unaudited consolidated financial statements incorporated by reference in this proxy statement/prospectus. NetApp has prepared the unaudited information on the same basis as the audited consolidated financial statements and has included, in its opinion, all adjustments, consisting only of normal recurring adjustments, that it considers necessary for a fair presentation of the financial information set forth in those statements. NetApp’s historical results are not necessarily indicative of the results to be expected in the future.

	Nine Months	Nine Months
	Ended	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	January 23,	January 25,	April 25,	April 27,	April 28,	April 29,	April 30,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)

Consolidated Statements of Income Data:
Total revenues(1)	$2,526,750	$2,365,436	$3,303,167	$2,804,282	$2,066,456	$1,598,131	$1,170,310
Total cost of revenue(2)	1,070,730	924,932	1,289,791	1,099,782	809,995	623,083	465,789

Gross profit	1,456,020	1,440,504	2,013,376	1,704,500	1,256,461	975,048	704,521
Total operating expenses	1,442,773	1,230,111	1,699,776	1,403,258	948,170	721,861	546,058
Income from operations	13,247	210,393	313,600	301,242	308,291	253,187	158,463

Net income(1)	$11,461	$219,918	$309,738	$297,735	$266,452	$225,754	$152,087

Net income per share, basic	$0.03	$0.62	$0.88	$0.80	$0.72	$0.63	$0.44

Net income per share, diluted	$0.03	$0.60	$0.86	$0.77	$0.69	$0.59	$0.42

Shares used in basic net income per share calculation	330,067	354,799	351,676	371,204	371,061	361,009	346,965

Shares used in diluted net income per share calculation	335,070	365,290	361,090	388,454	388,381	380,412	366,195

	January 23,	April 25,	April 27,	April 28,	April 29,	April 30,
	2009	2008	2007	2006	2005	2004
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$2,460,869	$1,164,390	$1,308,781	$1,322,892	$1,169,965	$807,965
Working capital	1,599,034	653,331	1,053,256	1,116,047	1,055,700	745,013
Total assets	5,189,740	4,070,988	3,658,478	3,260,965	2,372,647	1,877,266
Short-term debt	—	—	85,110	166,211	—	—
Long-term debt and other	1,430,687	318,658	9,487	138,200	4,474	4,858
Total stockholders’ equity	1,527,393	1,700,339	1,989,021	1,923,453	1,660,804	1,415,848

(1)	Total revenues and net income for the nine months ended January 23, 2009 included a reserve for GSA contingency of $128,000. Net income for fiscal 2006 included an income tax expense of $22,500 related to the American Jobs Creation Act and the repatriation of foreign subsidiary earnings back to the U.S. net income for fiscal 2004 included an income tax benefit of $16,800 associated with a favorable foreign tax ruling. .

(2)	In the first quarter of fiscal 2009, NetApp implemented a change in the reporting of warranty costs and reported these costs in cost of product revenues. These costs were included in cost of service revenues in previous periods. This change had no effect on the reported amounts of total cost of revenue, gross profit or net income for any period presented. NetApp’s Consolidated Statements of Income data for fiscal years 2008, 2007 and 2006 reflect a reclassification of $26,997, $22,082 and $18,532, respectively, to conform to current period presentation.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF DATA DOMAIN

The tables below present selected consolidated financial data of Data Domain prepared in accordance with GAAP. The data below are only a summary and should be read in conjunction with Data Domain’s consolidated financial statements and accompanying notes, as well as Data Domain’s management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference in this proxy statement/prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of future results. For a complete list of documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 119.

The consolidated statements of operations data for the three months ended March 31, 2009 and 2008, and the consolidated balance sheet data as of March 31, 2009 are derived from the unaudited consolidated financial statements of Data Domain and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 2008, 2007 and 2006, and the consolidated balance sheet data as of December 31, 2008 and 2007 are derived from the audited consolidated financial statements of Data Domain and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2005 and 2004, and the consolidated balance sheet data as of December 31, 2006 and 2005 are derived from audited consolidated financial statements not included, or incorporated by reference, in this proxy statement/prospectus. The consolidated balance sheet data as of December 31, 2004 are derived from unaudited consolidated financial statements not included, or incorporated by reference, into this proxy statement/prospectus.

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)

Consolidated Statements of Operations Data:
Total revenue	$79,036	$52,615	$274,085	$123,622	$46,434	$8,121	$779
Total cost of revenue	22,831	13,806	76,180	35,901	14,523	5,170	1,424

Gross profit (loss)	56,205	38,809	197,905	87,721	31,911	2,951	(645)
Total operating expenses	54,083	37,574	181,095	94,910	36,449	16,984	9,370
Operating income (loss)	2,122	1,235	16,810	(7,189)	(4,538)	(14,033)	(10,015)
Net income (loss)	$1,250	$2,741	$21,593	$(3,660)	$(4,026)	$(13,783)	$(9,828)

Net income (loss) per common share, basic	$0.02	$0.05	$0.37	$(0.12)	$(0.56)	$(2.38)	$(2.10)

Net income (loss) per common share, diluted	$0.02	$0.04	$0.33	$(0.12)	$(0.56)	$(2.38)	$(2.10)

Shares used in computing basic net income (loss) per share	60,157	56,414	58,254	31,482	7,128	5,801	4,672

Shares used in computing diluted net income (loss) per share	65,739	65,378	65,814	31,482	7,128	5,801	4,672

	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$246,852	$233,892	$207,136	$11,857	$12,505	$9,358
Working capital	248,058	232,996	203,688	12,856	9,692	8,233
Total assets	400,713	386,981	261,364	30,913	18,896	11,394
Other liabilities	2,058	2,910	594	3,319	—	—
Mandatorily redeemable convertible preferred stock	—	—	—	41,514	41,309	26,273
Common stock and additional paid-in capital	308,619	295,564	248,078	3,049	1,542	1,293
Total stockholders’ equity (deficit)	289,748	276,884	207,862	(33,566)	(31,037)	(17,516)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial data was prepared using the purchase method of accounting. The NetApp and Data Domain selected unaudited pro forma condensed combined balance sheet data assume that the merger of NetApp and Data Domain took place on January 23, 2009, and combines the NetApp historical consolidated balance sheet at January 23, 2009 with Data Domain’s historical consolidated balance sheet at March 31, 2009. The NetApp and Data Domain selected unaudited pro forma condensed combined statement of operations data assume that the merger of NetApp and Data Domain took place as of April 28, 2007. The selected unaudited pro forma condensed combined statement of operations data for the fiscal year ended April 25, 2008 combines NetApp’s historical consolidated statement of income for the fiscal year then ended with Data Domain’s results of operations for the twelve months ended March 31, 2008. The selected unaudited pro forma condensed combined statement of operations data for the nine months ended January 23, 2009 combines NetApp’s historical consolidated statement of income for the nine months then ended with Data Domain’s historical consolidated statement of operations for the nine months ended December 31, 2008.

The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the nine months ended January 23, 2009 and for the fiscal year ended April 25, 2008 is derived from the unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Nine Months	Fiscal Year
	Ended	Ended
	January 23,	April 25,
	2009	2008
	(In thousands, except per share data)

Selected Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Net revenues	$2,748,220	$3,459,195
Gross profit	1,580,016	2,081,320
Income (loss) before income taxes	(41,425)	291,615
Net income (loss)	(12,228)	251,087
Net income (loss) per share: basic	$(0.03)	$0.63
Net income (loss) per share: diluted	$(0.03)	$0.61
Weighted average number of shares used in computing net income (loss) per share:
Basic	378,198	399,807
Diluted	378,198	412,596

As of
January 23,
2009

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents and short-term investments	$1,668,449
Working capital	819,185
Total assets	6,435,350
Long-term liabilities	2,267,860
Stockholders’ equity	2,537,715

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table shows historical information about NetApp’s and Data Domain’s respective income (loss) per share and book value per share, and similar information reflecting the merger, referred to as pro forma information. As NetApp has a fiscal year ending on the last Friday in April and Data Domain has a fiscal year ending on December 31, the unaudited pro forma condensed combined balance sheet combines the historical balances of NetApp as of January 23, 2009 with the historical balances of Data Domain as of March 31, 2009, plus pro forma adjustments as if the merger had occurred on January 23, 2007. In addition, the unaudited pro forma condensed combined statements of operations combine the historical results of NetApp for the year ended April 25, 2008 and for the nine months ended January 23, 2009 with the historical results of Data Domain for the twelve months ended March 31, 2008 and the nine months ended December 31, 2008, respectively, plus pro forma adjustments as if the merger had occurred on April 28, 2007. Data Domain’s data has been calculated by combining its reported interim data for each quarter within the respective period.

NetApp is required to account for the merger using the purchase method of accounting under GAAP, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets acquired and liabilities assumed from Data Domain as of the completion of the merger will be recorded at their respective fair values and added to those of NetApp. Any excess of the purchase price over the fair value of assets acquired and liabilities assumed will be recorded as goodwill. The consolidated financial statements of NetApp issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Data Domain.

The pro forma financial information includes estimates of the purchase price and adjustments to record certain assets and liabilities of Data Domain at their respective fair values. These pro forma adjustments are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of Data Domain will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included for those assets and liabilities, including additional intangible assets that may be identified. Any change in the fair value of the net assets of Data Domain will change the amount of the purchase price allocable to goodwill. Additionally, changes to Data Domain’s stockholders’ equity, including net income through the date the merger is completed, will change the amount of goodwill recorded. The final adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus.

NetApp also anticipates that the merger will provide it with financial benefits that include, with respect to the combined entity, revenue and operating expense synergies, but these financial benefits are not reflected in the pro forma information. Accordingly, the pro forma information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of NetApp would have been had NetApp and Data Domain been combined during the periods presented.

The information in the following table is based on historical financial information and related notes for Data Domain and NetApp, as well as the unaudited pro forma condensed combined financial statements. You should read the summary financial information provided in the following table together with historical financial information and related notes. The historical financial information of Data Domain and NetApp is also incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 119 for a description of where you can find this historical information. Neither NetApp nor Data Domain has declared dividends on its common stock during the last three fiscal years.

	NetApp		Data Domain(1)
		Fiscal Year
	Fiscal Year	Ended	Twelve Months
	Ended	April 25, 2008	Ended
	April 25, 2008	Pro Forma	March 31, 2008	Pro Forma
	Historical	Combined	Historical	Equivalent(2)

Income (loss) per share:
Basic	$0.88	$0.63	$0.01	$0.01
Diluted	$0.86	$0.61	$0.01	$0.01
Book value per share at period end	$4.98	n/a	$3.86	$2.99

	NetApp		Data Domain(1)
	Nine Months Ended		Nine Months Ended
	January 23, 2009		December 31, 2008
		Pro Forma		Pro Forma
	Historical	Combined	Historical	Equivalent(2)

Income (loss) per share:
Basic	$0.03	$(0.03)	$0.32	$0.25
Diluted	$0.03	$(0.03)	$0.29	$0.22
Book value per share at period end	$4.62	$6.70	$4.65	$3.60

(1)	Data Domain book value per share is stockholders’ equity divided by total shares outstanding reduced by shares subject to repurchase.

(2)	The pro forma Data Domain equivalent per share amounts were calculated by applying an exchange ratio of 0.7738 to the pro forma combined income (loss) and book value per share, as described in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements. The exchange ratio used in this pro forma table reflects the value of the per share merger consideration, exclusive of the cash portion of $16.45, of $14.28 divided by the value of a share of NetApp common stock of $18.46 (as of May 22, 2009), with each of the numerator and denominator calculated based on the average of the closing price for NetApp common stock for the 10 trading day period ended May 19, 2009. The final ratio of the per share merger consideration to the value of a share of NetApp common stock will vary based on the trading price of NetApp common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this proxy statement/prospectus contains or incorporates by reference certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent NetApp’s beliefs and expectations regarding future events, many of which are, by their nature, inherently uncertain and outside NetApp’s control. Forward-looking statements include statements preceded by, followed by, or including the words “could,” “would,” “should,” “may,” “will,” “target,” “plan, “believe,” “expect,” “intend,” anticipate,” “estimate,” “project,” “potential,” “possible,” “objective,” “outlook,” “probably,” “seek,” “strategy” and other similar expressions. In particular, the forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements regarding:

•	the expected financial condition, results of operations, earnings outlook and prospects of NetApp, Data Domain and the combined company;

•	the expected benefits and synergies of the merger;

•	the likelihood that NetApp and Data Domain will receive the regulatory approvals required to complete the merger;

•	NetApp’s expectation that customers will continue to adopt deduplication technology;

•	the expectation that the acquisition of Data Domain will complement NetApp’s storage and data management business;

•	the expectation that the merger will allow NetApp to capture a greater share of the capacity optimized disk market;

•	the expectation that the merger will result in increased operational efficiency and create opportunities for cost reduction through the elimination of redundant overhead expenses and public company costs; and

•	the expectation that the second-step merger will occur.

The forward-looking statements contained or incorporated by reference herein are subject to certain risks and uncertainties that may cause actual results to differ materially from those reflected in the forward-looking statements. Such risk and uncertainties include those set forth on page 16 under the heading “Risk Factors,” as well as, among others, the following:

•	the expenses of the merger being greater than anticipated, including as a result of unexpected factors or events and unanticipated tax consequences of the merger;

•	the exposure to litigation, including the possibility that litigation relating to the merger agreement and related transactions could delay or impede the completion of the merger;

•	the integration of Data Domain’s business and operations with those of NetApp taking longer than anticipated, being costlier than anticipated and having unanticipated adverse results relating to Data Domain’s or NetApp’s existing businesses; and

•	the anticipated cost savings and other synergies of the merger taking longer to be realized or failing to be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger greater than expected.

You are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this document. Except to the extent required by applicable law or regulation, neither NetApp nor Data Domain undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to NetApp or Data Domain or any person acting on their behalf are expressly qualified in their entirety by the preceding cautionary statement.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 15, you should carefully consider the following risk factors before deciding whether to vote for approval of the merger proposal and the adjournment proposal. In addition, you should read and consider the risks associated with the business of NetApp and the business of Data Domain because these risks will also affect the combined company. These risks can be found in NetApp’s and Data Domain’s respective Forms 10-K and Forms 10-Q, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 119.

Risks Relating to the Merger

The consideration that you will receive in the merger depends upon the price of NetApp’s common stock at the closing of the first-step merger and may fall below $30 per share of Data Domain stock.

At the closing of the first-step merger, each share of Data Domain common stock will be converted into the right to receive a cash payment of $16.45, plus a fraction of a share of NetApp common stock equal to the exchange ratio. The exchange ratio is based on the closing average of NetApp common stock and, within a certain range of possible closing averages, will result in the right to receive NetApp common stock with a market value of $13.55 per share of Data Domain stock, or a total merger consideration of $30 per share. Under the terms of the merger agreement, the exchange ratio will be calculated as follows:

•	if the closing average is less than $17.41, then the exchange ratio will be 0.7783;

•	if the closing average is greater than $21.27, then the exchange ratio will be 0.6370; and

•	if the closing average is less than or equal to $21.27 and greater than or equal to $17.41, then the exchange ratio will be calculated as the fraction obtained by dividing $13.55 by the closing average.

As a result of the collar mechanism described above, if the closing average (as described in the second paragraph of the section entitled “Summary” beginning on page 1) is less than $17.41, then for each share of Data Domain stock you own, you will receive less than $13.55 worth of NetApp common stock, resulting in a total merger consideration of less than $30 per share.

The market price of NetApp’s common stock may decline as a result of the merger.

The market price of NetApp’s common stock may decline as a result of the merger for a number of reasons, including:

•	the integration of Data Domain by NetApp may be unsuccessful;

•	NetApp may not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; or

•	the effect of the merger on NetApp’s financial results may not be consistent with the expectations of financial or industry analysts.

These factors are, to some extent, beyond NetApp’s control. In addition, for Data Domain stockholders who hold their shares in certificated form, there will be a time period between the effective time of the merger and the time when Data Domain stockholders actually receive book-entry shares evidencing NetApp common stock. Until book-entry shares are received, Data Domain stockholders will not be able to sell their shares of NetApp common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of NetApp common stock during this period.

The failure of NetApp to operate and manage the combined company effectively could have a material adverse effect on NetApp’s business, financial condition and operating results.

NetApp will need to meet significant challenges to realize the expected benefits and synergies of the merger. These challenges include:

•	integrating the management teams, strategies, cultures, technologies and operations of the two companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing Data Domain customers; and

•	creating uniform standards, controls, procedures, policies and information systems.

The accomplishment of these post-merger objectives will involve considerable risk, including:

•	the potential disruption of each company’s ongoing business and distraction of their respective management teams;

•	the difficulty of incorporating acquired technology and rights into NetApp’s operations;

•	unanticipated expenses related to the integration;

•	potential unknown liabilities associated with the merger; and

•	managing the risks related to Data Domain’s business as described in Data Domain’s Annual Report on Form 10-K for the period ending December 31, 2008, as amended, that may continue to impact the business following the merger.

NetApp and Data Domain have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of the technical skills and management expertise of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies due to possible cultural conflicts or differences of opinions on technical decisions and product roadmaps that adversely affect NetApp’s ability to maintain relationships with customers, suppliers and employees or to achieve the anticipated benefits of the merger.

Even if NetApp is able to integrate the Data Domain business operations successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration, and these benefits may not be achieved within a reasonable period of time.

The merger may be a fully taxable transaction for U.S. federal income tax purposes.

The U.S. tax consequences of the merger depend on whether it meets the requirements of Section 368(a) of the Code, including the continuity of interest test, which will be satisfied if the stock consideration, valued as of the last business day immediately prior to the closing date of the merger, constitutes at least 40% of the total consideration paid or payable to Data Domain stockholders in the first-step merger. Whether the continuity of interest test will be satisfied depends primarily upon the market value of the NetApp common stock immediately before the first-step merger and the extent to which NetApp is required to substitute cash for stock at the closing pursuant to the terms of merger agreement. No assurances can be given that the continuity of interest test will be met. If the test is not met, the second-step merger will not occur, and the merger will be a fully taxable transaction. In deciding whether to approve the merger, you should consider the possibility that the merger may be fully taxable to you, because you will not be entitled to change your vote in that event.

Failure to retain key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future role with Data Domain and NetApp until strategies with regard to these employees are announced or executed. If Data Domain and NetApp are unable to retain personnel, including Data Domain’s key management, technical and sales personnel, who are critical to the successful integration and future operations of the companies, Data Domain and NetApp could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

Uncertainty regarding the merger may cause customers, suppliers or strategic partners to delay or defer decisions concerning NetApp and Data Domain and adversely affect each company’s ability to attract and retain key employees.

The merger will happen only if stated conditions are met, including the approval of the merger proposal by Data Domain’s stockholders, the receipt of regulatory approvals, and the absence of any material adverse effect in the business of Data Domain or NetApp. Many of the conditions are outside the control of Data Domain and NetApp, and both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers or strategic partners to delay or defer decisions concerning Data Domain or NetApp, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Data Domain and NetApp, regardless of whether the merger is ultimately completed. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the merger could have a material adverse effect on each company’s business, regardless of whether the merger is completed. Current and prospective employees of each company may experience uncertainty about their future roles with the combined company. This may adversely affect each company’s ability to attract and retain key management, sales, marketing and technical personnel.

The market price of NetApp common stock after the merger may be affected by factors different from those affecting the shares of Data Domain or NetApp currently.

The businesses of NetApp and Data Domain differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of NetApp and Data Domain. For a discussion of the businesses of NetApp and Data Domain and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 119.

The merger may go forward in certain circumstances even if NetApp or Data Domain suffers a material adverse effect.

In general, either party can refuse to complete the merger if a “material adverse effect” (as defined below under the heading “The Merger Agreement — Material Adverse Effect”) occurs with regard to the other party before the closing. However, neither party may refuse to complete the merger on that basis as a result of any fact, circumstance, change or effect resulting from:

•	changes in the general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally, to the extent that they do not have a disproportionate impact on NetApp or Data Domain relative to other companies and operating in the same industries in which NetApp or Data Domain operates;

•	changes in general conditions in the industries in which NetApp or Data Domain operates, to the extent that they do not have a disproportionate impact on NetApp or Data Domain relative to other companies operating in the same industries in which NetApp or Data Domain, as a operates;

•	changes in generally accepted accounting principles or other accounting standards, or the interpretation of such principles or standards by a third party, applicable federal, state, local, municipal, foreign or other law or regulatory conditions, or the interpretation of such law or regulations by a third party;

•	any failure to take any action or the taking of any specific action by NetApp or Data Domain taken with the prior written consent or written direction of the other party;

•	the taking of any specific action expressly required by the merger agreement;

•	acts of war, armed hostilities or terrorism, to the extent that they do not have a disproportionate impact on NetApp or Data Domain relative to other companies operating in the same industries in which NetApp or Data Domain operates;

•	changes in the trading price or trading volume of NetApp’s or Data Domain’s common stock, in and of itself, provided that the exception described in this bullet shall not in any way prevent or otherwise affect a determination that any fact, circumstance, change or effect that has resulted in, or contributed to, a material adverse effect;

•	the public announcement of the merger agreement or pendency of the merger, including any loss of employees, provided that the exception described in this bullet shall not apply to any fact, circumstance, change or effect related to or caused by any legal proceedings resulting from the announcement and pendency of the merger and the transactions contemplated by the merger agreement;

•	any failure of NetApp or Data Domain to meet any public or internal estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, or failure to meet any internal budgets, plans, or forecasts of revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be deemed to constitute, in and of itself, a material adverse effect and may be taken into consideration when determining whether a material adverse effect has occurred); or

•	stockholder class action, derivative litigation or other legal proceedings made or brought by any of the current or former stockholders of NetApp or Data Domain against NetApp or Data Domain arising out of the merger or any other transactions contemplated by the merger agreement.

If adverse changes occur but NetApp and Data Domain must still complete the merger, NetApp’s stock price may suffer. This in turn may reduce the value of the merger to Data Domain stockholders.

Data Domain stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Data Domain stockholders currently have the right to vote in the election of the board of directors of Data Domain and on other matters affecting Data Domain. When the merger occurs, each Data Domain stockholder that receives shares of NetApp common stock will become a stockholder of NetApp with a percentage ownership of the combined company that is much smaller than the stockholder’s percentage ownership of Data Domain. It is expected that the former stockholders of Data Domain as a group will own less than [  ]% of the outstanding shares of NetApp immediately after the completion of merger. Because of this, Data Domain’s stockholders will have less influence on the management and policies of NetApp than they now have on the management and policies of Data Domain.

The merger agreement limits Data Domain’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit Data Domain’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Data Domain, as well as a termination fee that is payable by Data Domain under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Data Domain from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Data Domain than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from regulatory authorities that may impose conditions that could have an adverse effect on NetApp or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, various approvals or consents must be obtained from various regulatory and other authorities. While NetApp and Data Domain believe that they will receive the requisite regulatory approvals from these governmental authorities, there can be no assurance of this. If such approvals are not obtained, the merger will not be completed. In addition, these governmental authorities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although NetApp and Data Domain do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of NetApp following the merger, any of which might have a material adverse effect on NetApp following the merger. For a full description of the regulatory clearances, consents and approvals required for the merger, please see “Data Domain Proposal 1 — The Merger — Regulatory Approvals Required for the Merger” beginning on page 74.

Failure to complete the merger could negatively affect Data Domain’s stock price and its future business and operations.

If the merger is not completed for any reason, Data Domain may be subject to a number of material risks, including the following:

•	Data Domain may be required under certain circumstances to pay NetApp a termination fee of $57.0 million;

•	the price of Data Domain’s common stock may decline; and

•	costs related to the merger, such as financial advisory, legal, accounting and printing fees, must be paid even if the merger is not completed.

If the merger agreement is terminated, Data Domain may be unable to pursue another business combination transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit Data Domain’s ability to pursue its strategic goals.

NetApp and Data Domain may waive one or more of the conditions of the merger without re-soliciting stockholder approval for the merger.

Each of the conditions to NetApp’s and Data Domain’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of NetApp and Data Domain, if the condition is a condition to both NetApp’s and Data Domain’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of NetApp and Data Domain may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies are necessary. NetApp and Data Domain, however, generally do not expect any such waiver to be significant enough to require re-solicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require re-solicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval.

If Data Domain stockholders sell the NetApp common stock received in the merger, they could cause a decline in the market price of NetApp common stock.

NetApp’s issuance of common stock in the merger will be registered with the SEC. As a result, those shares will be immediately available for resale in the public market. The maximum number of shares of NetApp common stock to be issued to Data Domain stockholders in connection with the merger and immediately available for resale will equal approximately [  ]% of the number of outstanding shares of NetApp common stock currently in the public market. Data Domain stockholders may sell the stock they receive commencing immediately after the merger. If this occurs, or if other holders of NetApp common stock sell significant amounts of NetApp common stock immediately after the merger is completed, the market price of NetApp common stock may decline.

A shift or decline in the demand for deduplication technology could substantially reduce the anticipated benefits of the merger.

NetApp expects that customers will continue to adopt deduplication technology and that the acquisition of Data Domain will result in certain market synergies. However, if customer demand in the deduplication market decreases or is less than expected, or if customer preferences shift to a new or different technology, then NetApp may not realize all of the anticipated benefits of the merger.

Although NetApp has traditionally used a single operating system, NetApp’s ability to realize the expected benefits of the merger will depend upon its ability to successfully operate the Data Domain operating system as a separate platform.

NetApp currently runs a single platform, Data ONTAP, and expects to run the Data Domain operating system as a separate platform. Running two platforms could require significant investments of time and financial resources. If NetApp is unable to effectively maintain and support both platforms or otherwise adjust its infrastructure and processes to accommodate the parallel operation of both platforms in a timely manner, then the strategic benefits of the merger may not be realized or could be significantly reduced.

Failure to achieve significant cost synergies could harm NetApp’s business and operating results.

NetApp anticipates that the merger will result in cost synergies associated with combining facilities, IT infrastructure, and certain functions such as finance, human resources and administrative services. However, differences between the two companies’ operations could cause unforeseen delays in the integration process, result in lower savings than originally anticipated, or both, which could adversely affect NetApp’s business and operating results.

Risks Relating to NetApp’s Business, Generally

NetApp’s operating results may be adversely affected by unfavorable economic and market conditions, including the current economic downturn.

NetApp is subject to the effects of general global economic and market conditions challenging economic conditions worldwide have from time to time contributed, and are currently contributing, to slowdowns in the computer, storage, and networking industries at large, as well as the market for information technology or IT, resulting in:

•	Reduced demand for our products as a result of continued constraints on IT related spending by our customers;

•	Increased price competition for our products from competitors;

•	Deferment of purchases and orders by customers due to budgetary constraints or changes in current or planned utilization of our systems;

•	Risk of excess and obsolete inventories;

•	Excess facilities costs;

•	Higher overhead costs as a percentage of revenue;

•	Increased risk of losses or impairment charges related to our investment portfolio;

•	Negative impacts from increased financial pressures on customers, distributors and resellers;

•	Negative impacts from increased financial pressures on key suppliers or contract manufacturers; and

•	Potential discontinuance of product lines or businesses and related asset impairments.

The turmoil in the global credit markets, the recent instability in the geopolitical environment in many parts of the world and other disruptions may continue to put pressure on global economic conditions. The economic challenges we initially experienced in the United States have spread throughout the world. If global economic and market conditions, or economic conditions in the United States or other key markets, remain uncertain, persist, or deteriorate further, we may experience material adverse impacts on our business, operating results, and financial condition.

NetApp’s quarterly operating results may fluctuate, which could adversely impact its common stock price.

NetApp believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Our operating results have in the past, and will continue to be, subject to quarterly fluctuations as a result of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. These factors include, but are not limited to, the following:

•	Fluctuations in demand for our products and services, in part due to changes in general economic conditions and specific economic conditions in the computer, storage, and networking industries;

•	A shift in federal government spending patterns;

•	Changes in sales and implementation cycles for our products and reduced visibility into our customers’ spending plans and associated revenue;

•	The level of price and product competition in our target product markets;

•	The impact of the current adverse economic and credit environment on our customers, channel partners, and suppliers, including their ability to obtain financing or to fund capital expenditures;

•	The overall movement toward industry consolidations among both our competitors and our customers;

•	Our reliance on a limited number of suppliers due to industry consolidation, which could subject us to periodic supply-and-demand, price rigidity, and quality issues with our components;

•	The timing of bookings or the cancellation of significant orders;

•	Product configuration and mix;

•	The extent to which our customers renew their service and maintenance contracts with us;

•	Market acceptance of new products and product enhancements;

•	Announcements and introductions of, and transitions to, new products by us or our competitors;

•	Deferrals of customer orders in anticipation of new products or product enhancements introduced by us or our competitors;

•	Our ability to develop, introduce, and market new products and enhancements in a timely manner;

•	Technological changes in our target product markets;

•	Our levels of expenditure on research and development and sales and marketing programs;

•	Our ability to achieve targeted cost reductions;

•	Adverse movements in foreign currency exchange rates as a result of our international operations;

•	Excess or inadequate facilities;

•	Actual events, circumstances, outcomes and amounts differing from judgments, assumptions, and estimates used in determining the values of certain assets (including the amounts of valuation allowances), liabilities, and other items reflected in our consolidated financial statements;

•	Disruptions resulting from new systems and processes as we continue to enhance and scale our system infrastructure;

•	Future accounting pronouncements and changes in accounting rules, such as the increased use of fair value measures and the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards, or IFRS;

•	Seasonality, such as our historical seasonal decline in revenues in the first quarter of our fiscal year and seasonal increase in revenues in the second quarter of our fiscal year, with the latter due in part to the impact of the U.S. federal government’s September 30 fiscal year end on the timing its orders; and

•	Linearity, such as our historical intraquarter revenue pattern in which a disproportionate percentage of each quarter’s total revenues occur in the last month of the quarter.

Due to such factors, operating results for a future period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations, and financial condition. It is possible that in one or more quarters our results may fall below our forecasts and the expectations of public market analysts and investors. In such event, the trading price of our common stock would likely decrease.

NetApp’s revenue for a particular period is difficult to forecast, and a shortfall in revenue may harm its business and operating results.

NetApp’s revenues for a particular period are difficult to forecast, especially in light of the current global economic downturn and related market uncertainty. Product sales are also difficult to forecast because the storage and data management market is rapidly evolving, and our sales cycle varies substantially from customer to customer. New or additional product introductions also increase the complexities of forecasting revenues.

Additionally, we derive a majority of our revenue in any given quarter from orders booked in the same quarter. Bookings typically follow intraquarter seasonality patterns weighted toward the back end of the quarter. If we do not achieve bookings in the latter part of a quarter consistent with our quarterly targets, our financial results will be adversely impacted.

We use a “pipeline” system, a common industry practice, to forecast bookings and trends in our business. Sales personnel monitor the status of potential business and estimate when a customer will make a purchase decision, the dollar amount of the sale and the products or services to be sold. These estimates are aggregated periodically to generate a bookings pipeline. Our pipeline estimates may prove to be unreliable either in a particular quarter or over a longer period of time, in part because the “conversion rate” of the pipeline into contracts varies from customer to customer, can be difficult to estimate, and requires management judgment. Small deviations from our forecasted conversion rate may result in inaccurate plans and budgets and could materially and adversely impact our business or our planned results of operations. In particular, the continued adverse events in the economic environment and financial markets have made it even more difficult for us to forecast our future results and may result in a reduction in our quarterly conversion rate as our customers’ purchasing decisions are delayed, reduced in amount, or cancelled.

Uncertainty about current and future global economic conditions has caused consumers, businesses and governments to defer purchases in response to tighter credit, decreased cash availability and declining customer confidence. Accordingly, future demand for our products could differ from our current expectations.

NetApp has experienced periods of alternating growth and decline in revenues and operating expenses. If it is not able to successfully manage these fluctuations, our business, financial condition and results of operations could be significantly impacted.

The ongoing global financial crisis has led to a worldwide economic downturn that has negatively affected NetApp’s business. If the current economic downturn continues or worsens, demand for our products and services and our revenues may be further reduced. A prolonged downturn can adversely affect our revenues, gross margin and results of operations. During such economic downturns, it is critical to appropriately align our cost structure with prevailing market conditions and to minimize the effect of such downturns on our operations, while also maintaining our capabilities and strategic investments for future growth.

Our expense levels are based in part on our expectations as to future revenues, and a significant percentage of our expenses are fixed. We have a limited ability to quickly or significantly reduce our fixed costs, and if revenue levels are below our expectations, operating results will be adversely impacted. During uneven periods of growth, we may incur costs before we realize some of the anticipated benefits, which could harm our operating results. We have significant investments in engineering, sales, service support, marketing programs and other functions to support and grow our business. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could harm our business, operating results and financial condition.

Conversely, if we are unable to effectively manage our resources and capacity, during periods of increasing demand for our products, we could experience a material adverse effect on operations and financial results. If the network storage market fails to grow, or grows slower than we expect, our revenues will be adversely affected. Also, even if IT spending increases, our revenue may not grow at the same pace.

NetApp’s gross margins have varied over time and may continue to vary, and such variation may make it more difficult to forecast its earnings.

NetApp’s product gross margins have been and may continue to be affected by a variety of factors, including:

•	Demand for storage and data management products;

•	Pricing actions, rebates, initiatives, discount levels, and price competition;

•	Direct versus indirect and Original Equipment Manufacturer or OEM sales;

•	Changes in customer, geographic, or product mix, including mix of configurations within each product group;

•	Product and add-on software mix;

•	The mix of services as a percentage of revenue;

•	The mix and average selling prices of products;

•	The mix of disk content;

•	The timing of revenue recognition and revenue deferrals;

•	New product introductions and enhancements;

•	Excess inventory purchase commitments as a result of changes in demand forecasts and possible product and software defects as we transition our products; and

•	The cost of components, manufacturing labor, quality, warranty, and freight.

Changes in software entitlements and maintenance gross margins may result from various factors, such as:

•	The size of the installed base of products under support contracts;

•	The timing of technical support service contract renewals;

•	Demand for and the timing of delivery of upgrades;

•	The timing of our technical support service initiatives; and

•	The level of spending on our customer support infrastructure.

Changes in service gross margins may result from various factors, such as:

•	The mix of customers;

•	The size and timing of service contract renewals;

•	The volume and use of outside partners to deliver support services on our behalf; and

•	Product quality and serviceability issues.

Due to such factors, gross margins are subject to variations from period to period and are difficult to predict.

NetApp’s cost-reduction initiatives and restructuring plans may not result in anticipated savings or more efficient operations. NetApp’s most recently-announced restructuring may disrupt its operations and adversely affect its operations and financial results.

On February 11, 2009, in response to the worsening global economic conditions and uncertainty about future IT spending, NetApp announced a restructuring of our worldwide operations in an effort to strategically align its cost structure with expected revenues, as well as to reallocate resources into areas of our business with more growth potential.

Additionally, in December 2008, we decided to cease development and availability of our SnapMirror® for Open Systems product, or SMOS product, and as a result recorded restructuring and other charges attributable primarily to severance and employee-related and facility closure costs, as well as the impairment of certain acquired intangible assets.

We may not be able to successfully complete and realize the expected benefits of these restructuring plans. Our restructuring plans may involve higher costs or a longer timetable, or they may fail to improve our gross margins, results of operations and cash flows as we anticipate. Our inability to realize these benefits may result in an ineffective business structure that could negatively impact our results of operations. In addition to costs related to severance and other employee-related costs, our restructuring plans may also subject us to litigation risks and expenses.

In addition, our restructuring plans may have other adverse consequences, such as attrition beyond our planned reduction in workforce, the loss of employees with valuable knowledge or expertise, a negative impact on employee morale, or a gain in competitive advantage by our competitors over us. The restructuring efforts could also be disruptive to our day-to-day operations and cause our remaining employees to be less productive, which in turn may affect our revenue and other operating results in the future. In the event that the economy recovers sooner than we expect and results in increased IT spending, we may not have sufficient capacity to capitalize on the related increase in demand for our products and services.

We may undertake future cost-reduction initiatives and restructuring plans that may adversely impact our operations; and we may not realize all of the anticipated benefits of our prior or any future restructurings.

Changes in market conditions have led, and in the future could lead, to charges related to the discontinuance of certain of NetApp’s products and asset impairments.

In response to changes in economic conditions and market demands, NetApp may be required to strategically realign our resources and consider cost containment measures including restructuring, disposing of, or otherwise discontinuing certain products. Any decision to limit investment in, dispose of, or otherwise exit products may result in the recording of charges to earnings, such as inventory and technology-related or other intangible asset write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, cancellation penalties or claims from third parties who were resellers or users of discontinued products, which would harm our operating results. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Additionally, we are required to perform goodwill impairment tests on an annual basis, and between annual tests in certain circumstances when impairment indicators exist or if certain events or changes in circumstances have occurred. Future goodwill impairment tests may result in charges to earnings, which could materially harm our operating results.

NetApp’s OEM relationship with IBM may not continue to generate significant revenue.

In April 2005, NetApp entered into an OEM agreement with IBM, which enables IBM to sell IBM branded solutions based on NetApp® unified solutions, including NearStore® and V-Series systems, as well as associated software offerings. While this agreement is an element of our strategy to expand our reach into more customers and countries, we do not have an exclusive relationship with IBM, and there is no minimum commitment for any given period of time; therefore, this relationship may not continue to contribute revenue in future years. In addition, we have no control over the products that IBM selects to sell, or its release schedule and timing of those products; nor do we control its pricing. In the event that sales through IBM increase, we may experience distribution channel conflicts between our direct sales force and IBM or among our channel partners. If we fail to minimize channel conflicts, our operating results and financial condition could be harmed. We cannot assure you that this OEM relationship will continue to generate significant revenue while the agreement is in effect, or that the relationship will continue to be in effect for any specific period of time.

If NetApp is unable to maintain our existing relationships and develop new relationships with major strategic partners, our revenue may be impacted negatively.

An element of NetApp’s strategy to increase revenue is to strategically partner with major third-party software and hardware vendors that integrate our products into their products and also co-market our products with these vendors. We have significant partner relationships with database, business application, backup management and server virtualization companies, including Microsoft, Oracle, SAP, Symantec and VMware. A number of these strategic partners are industry leaders that offer us expanded access to segments of the storage market. There is intense competition for attractive strategic partners, and even if we can establish relationships with these or other partners, these partnerships may not generate significant revenue or may not continue to be in effect for any specific period of time. If these relationships fail to materialize as expected, we could suffer delays in product development or other operational difficulties.

We intend to continue to establish and maintain business relationships with technology companies to accelerate the development and marketing of our storage solutions. To the extent that we are unsuccessful in developing new relationships or maintaining our existing relationships, our future revenue and operating results could be impacted negatively. In addition, the loss of a strategic partner could have a material adverse effect on our revenues and operating results.

Disruption of or changes in NetApp’s distribution model could harm our sales.

If NetApp fails to manage distribution of our products and services properly, or if our distributors’ financial condition or operations weaken, our revenue and gross margins could be adversely affected.

We market and sell our storage solutions directly through our worldwide sales force and indirectly through channel partners such as value-added resellers, systems integrators, distributors, OEMs and strategic business partners, and we derive a significant portion of our revenue from these channel partners. For the three and nine-month periods ended January 23, 2009, revenues generated from sales through our channel partners accounted for 81.3% and 69.3%, respectively, of our revenues. In order for us to maintain or increase our revenues, we must effectively manage our relationships with channel partners.

Several factors could result in disruption of or changes in our distribution model, which could materially harm our revenues and gross margins, including the following:

•	We compete with some of our channel partners through our direct sales force, which may lead these partners to use other suppliers who do not directly sell their own products;

•	Our channel partners may demand that we absorb a greater share of the risks that their customers may ask them to bear;

•	Our channel partners may have insufficient financial resources and may not be able to withstand changes and challenges in business conditions; and

•	Revenue from indirect sales could suffer if our channel partners’ financial condition or operations weaken.

In addition, we depend on our channel partners to comply with applicable regulatory requirements in the jurisdictions in which they operate. Their failure to do so could have a material adverse effect on our revenues and operating results.

The U.S. government has contributed to NetApp’s revenue growth and has become an important customer for us. Future revenue from the U.S. government is subject to shifts in government spending patterns. A decrease in government demand for our products could materially affect our revenues. In addition, our business could be adversely affected as a result of future examinations by the U.S. government.

The U.S. government has become an important customer for the storage market and for NetApp; however, government demand is unpredictable, and there can be no assurance that we will maintain or grow our revenue from the U.S. government. Government agencies are subject to budgetary processes and expenditure constraints that could lead to delays or decreased capital expenditures in IT spending. If the government or individual agencies within the government reduce or shift their capital spending patterns, our revenues and operating results may be harmed.

In addition, selling our products to the U.S. government also subjects us to certain regulatory requirements. The failure to comply with these requirements could subject us to fines and other penalties, which could have a material adverse effect on our revenues and operating results. For example, in April 2009, we entered into a settlement agreement with the United States of America, acting through the United States Department of Justice, or the DOJ, and on behalf of the General Services Administration, or the GSA, under which we agreed to pay the United States $128.0 million, plus interest, related to a dispute regarding our discount practices and compliance with the price reduction clause provisions of its GSA contracts between August 1997 and February 2005. If we were subject to an adverse outcome of any future examinations, or if we were suspended or debarred from contracting with the federal government generally, or with any specific agency, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results could be materially adversely affected.

A portion of NetApp’s revenue is generated by large, recurring purchases from various customers, resellers and distributors. A loss, cancellation or delay in purchases by these parties has and could continue to negatively affect our revenue.

During the three-month period ended January 23, 2009, two U.S. distributors accounted for approximately 11.5% and 12.1% of NetApp’s revenues, respectively. During the nine-month period ended January 23, 2009, the same two U.S. distributors accounted for approximately 10.8% and 10.5% of our revenues, respectively. The loss of continued orders from any of our more significant customers, strategic partners, distributors or resellers could cause our revenue and profitability to suffer. Our ability to attract new customers will depend on a variety of factors, including the cost-effectiveness, reliability, scalability, breadth and depth of our products.

We generally do not enter into binding purchase commitments with our customers for an extended period of time, and thus we may not be able to continue to receive large, recurring orders from these customers, resellers or distributors. For example, our reseller agreements generally do not require minimum purchases and our customers, resellers and distributors can stop purchasing and marketing our products at any time.

Recent turmoil in the credit markets may further negatively impact our operations by affecting the solvency of our customers, resellers and distributors, or the ability of our customers to obtain credit to finance purchases of our products. If the global economy and credit markets continue to deteriorate and our future sales decline, our financial condition and operating results could be adversely impacted.

Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from, customers and resellers, or the loss of any significant customer or reseller, could harm our business. Although our largest customers may vary from period to period, we anticipate that our operating results for any given period will continue to depend on large orders from significant customers. In addition, a change in the mix of our customers could adversely affect our revenue and gross margins.

NetApp is exposed to the credit risk of some of our customers, resellers, and distributors, as well as credit exposures in weakened markets, which could result in material losses.

Most of NetApp’s sales to customers are on an open credit basis, with typical payment terms of 30 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. We monitor individual customer payment capability in granting such open credit arrangements, and seek to limit such open credit to amounts we believe the customers can pay. Beyond our open credit arrangements, we also have recourse or nonrecourse customer financing leasing arrangements with third party leasing companies through preexisting relationships with customers. Under the terms of recourse leases, which are treated as off-balance sheet arrangements, we remain liable for the aggregate unpaid remaining lease payments to the third party leasing company in the event that any customers default. We expect demand for customer financing to continue. During periods of economic downturn in the storage industry and the global economy, our exposure to credit risks from our customers increases. In addition, our exposure to credit risks of our customers may increase if our customers and their customers or their lease financing sources are adversely affected by the current global economic downturn, or if there is a continuation or worsening of the downturn. Although we have programs in place to monitor and mitigate the associated risks, such programs may not be effective in reducing our credit risks.

In the past, there have been bankruptcies by our customers both who have open credit and who have lease financing arrangements with us, causing us to incur bad debt charges, and, in the case of financing arrangements, a loss of revenues. There can be no assurance that additional losses will not occur in future periods. Any future losses could harm our business and have a material adverse effect on our operating results and financial condition. Additionally, to the extent that the recent turmoil in the credit markets makes it more difficult for customers to obtain open credit or lease financing, those customers’ ability to purchase our product could be adversely impacted, which in turn could have a material adverse impact on our financial condition and operating results.

The market price for NetApp’s common stock has fluctuated significantly in the past and will likely continue to do so in the future.

The market price for NetApp’s common stock has experienced substantial volatility in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to:

•	Fluctuations in our operating results;

•	Variations between our operating results and either the guidance we have furnished to the public or the published expectations of securities analysts;

•	Economic developments in the storage and data management market as a whole;

•	Fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	Changes in analysts’ recommendations or projections;

•	Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies;

•	International conflicts and acts of terrorism;

•	Announcements of new products, applications, or product enhancements by us or our competitors;

•	Changes in our relationships with our suppliers, customers, channel and strategic partners; and

•	General market conditions, including the recent financial and credit crisis and global economic downturn.

In addition, the stock market has experienced volatility that has particularly affected the market prices of the equity securities of many technology companies. Certain macroeconomic factors such as changes in interest rates, the market climate for the technology sector, and levels of corporate spending on IT, as well as variations in our expected operating performance, could continue to have an impact on the trading price of our stock. As a result, the market price of our common stock may fluctuate significantly in the future, and any broad market decline may materially and adversely affect the market price of our common stock.

If NetApp is unable to develop and introduce new products and respond to technological change, if our new products do not achieve market acceptance, if we fail to manage the transition between our new and old products, or if we cannot provide the expected level of service and support for our new products, our operating results could be materially and adversely affected.

NetApp’s future growth depends upon the successful development and introduction of new hardware and software products. Due to the complexity of storage subsystems and storage security appliances and the difficulty in gauging the engineering effort required to produce new products, such products are subject to significant technical risks. In addition, our new products must respond to technological changes and evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, or if such products do not achieve market acceptance, our operating results could be materially and adversely affected. New or additional product introductions increase the complexities of forecasting revenues, and if not managed effectively, may adversely affect our sales of existing products.

As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories, and ensure that enough supplies of new products can be delivered to meet customers’ demands.

As we enter new or emerging markets, we will likely increase demands on our service and support operations and may be exposed to additional competition. We may not be able to provide products, service and support to effectively compete for these market opportunities.

An increase in competition and industry consolidation could materially and adversely affect NetApp’s operating results.

The storage markets are intensely competitive and are characterized by rapidly changing technology. In the storage market, NetApp’s primary and near-line storage system products and our associated software portfolio compete primarily with storage system products and data management software from EMC, Hitachi Data Systems, HP, IBM, and Sun Microsystems. In addition, Dell, Inc. is a competitor in the storage marketplace through its business arrangement with EMC, which allows Dell to resell EMC storage hardware and software products, as well as through Dell’s acquisition of EqualLogic, through which Dell offers low-priced storage solutions. In the secondary storage market, which includes the disk-to-disk backup, compliance and business continuity segments, our solutions compete primarily against products from EMC and Sun Microsystems. Our VTL products also compete with traditional tape backup solutions in the broader data backup/recovery space. Additionally, a number of small, newer companies have recently entered the storage systems and data management software markets, the near-line and VTL storage markets and the high-performance clustered storage markets, some of which may become significant competitors in the future.

There has been a trend toward industry consolidation in our markets for several years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully against current or future competitors. Competitive pressures we face could materially and adversely affect our business and operating results.

NetApp’s future financial performance depends on growth in the storage and data management markets. If these markets do not perform as we expect and upon which we calculate and forecast our revenues, our operating results will be materially and adversely impacted.

All of NetApp’s products address the storage and data management markets. Accordingly, our future financial performance will depend in large part on continued growth in the storage and data management markets and on our ability to adapt to emerging standards in these markets. The markets for storage and data management have been adversely impacted by the current global economic downturn and may not grow as anticipated or may continue to decline.

Additionally, emerging standards in these markets may adversely affect the UNIX®, Windows® and the World Wide Web server markets upon which we depend. For example, we provide our open access data retention solutions to customers within the financial services, healthcare, pharmaceutical and government market segments, industries that are subject to various evolving governmental regulations with respect to data access, reliability and permanence (such as Rule 17(a)(4) of the Securities Exchange Act of 1934, as amended) in the United States and in the other countries in which we operate. If our products do not meet and continue to comply with these evolving governmental regulations in this regard, customers in these market and geographical segments will not purchase our products, and we will not be able to expand our product offerings in these market and geographical segments at the rates which we have forecasted.

Supply chain issues, including financial problems of contract manufacturers or component suppliers, or a shortage of adequate component supply or manufacturing capacity that increase NetApp’s costs or cause a delay in our ability to fulfill orders, could have a material adverse impact on our business and operating results, and our failure to estimate customer demand properly may result in excess or obsolete component supply, which could adversely affect our gross margins.

The fact that NetApp does not own or operate our manufacturing facilities and supply chain exposes us to risks, including reduced control over quality assurance, production costs and product supply, which could have a material adverse impact on the supply of our products and on our business and operating results.

Financial problems of either contract manufacturers or component suppliers could limit supply, increase costs, or result in accelerated payment terms. The loss of any contract manufacturer or key supplier could negatively impact our ability to manufacture and sell our products. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming. If we are required to change contract manufacturers, we may lose revenue and damage our customer relationships. Disruption or termination of manufacturing capacity or component supply could delay shipments of our products and could materially and adversely affect our operating results. Such delays could also damage relationships with current and prospective customers and suppliers, and our competitive position and reputation could be harmed.

A return to growth in the economy is likely to put greater pressures on us, our contract manufacturers and our suppliers to accurately project demand and to establish optimal purchase commitment levels. Additionally, the reservation of manufacturing capacity at our contract manufacturers by other companies, inside or outside of our industry, or the inability by us to appropriately cancel, reschedule, or adjust our manufacturing or components requirements based upon business needs could result in either limitation of supply or increased costs from these suppliers.

If we inaccurately forecast demand for our products or if there is lack of demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which would increase our costs and have an adverse impact on our gross margins.

We rely on a limited number of suppliers for components such as disk drives, computer boards and microprocessors utilized in the assembly of our products. In recent years, rapid industry consolidation has led to fewer component suppliers, which has and could subject us to future periodic supply constraints and price rigidity.

Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market, or in amounts greater than our needs. In the event that we become committed to purchase components at prices in excess of the current market price when the components are actually used, or are committed to buy components in amounts greater than our needs, our gross margins could decrease.

Component quality is a risk and is particularly significant with respect to our suppliers of disk drives. In order to meet product performance requirements, we must obtain disk drives of extremely high quality and capacity.

As suppliers upgrade their components, they regularly “end of life” older components. As we become aware of an end of life situation, we attempt to make purchases or purchase commitments to cover all future requirements or find a suitable substitute component. We may not be able to obtain a sufficient supply of components on a timely and cost effective basis. Our failure to do so may lead to an adverse impact on our business. On the other hand, if we fail to anticipate customer demand properly or if there is reduced demand or no demand for our products, an oversupply of end of life components could result in excess or obsolete components that could adversely affect our gross margins.

We intend to regularly introduce new products and product enhancements, which will require us to rapidly achieve volume production by coordinating with our contract manufacturers and suppliers. We may need to increase our material purchases, contract manufacturing capacity and quality functions to meet anticipated demand. The inability of our contract manufacturers or our component suppliers to provide us with adequate supplies of high-quality products and materials suitable for our needs could cause a delay in our ability to fulfill orders.

Our acquisitions may not provide the anticipated benefits and may disrupt our existing business.

As part of our strategy, we are continuously evaluating opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets, or enhance our technical capabilities. On May 20, 2009, we announced that we have entered into a definitive agreement to acquire Data Domain. We subsequently amended the terms of the definitive agreement on June 3, 2009.

The success of this and any future acquisition is impacted by a number of factors, and may be subject to the following risks:

•	The inability to successfully integrate the operations, technologies, products and personnel of the acquired companies;

•	The diversion of management’s attention from normal daily operations of the business;

•	The loss of key employees; and

•	Substantial transaction costs and accounting charges.

This and any future acquisitions may also result in risks to our existing business, including:

•	Dilution of our current stockholders’ percentage ownership to the extent we issue new equity;

•	Assumption of additional liabilities;

•	Incurrence of additional debt or a decline in available cash; adverse effects to our financial statements, such as the need to make large and immediate write-offs or the incurrence of restructuring and other related expenses;

•	Liability for intellectual property infringement and other litigation claims, which we may or may not be aware of at the time of acquisition; and

•	Creation of goodwill or other intangible assets that could result in significant future amortization expense or impairment charges.

In addition, failure to complete the Data Domain acquisition as planned could negatively impact our stock price.

The failure to achieve the anticipated benefits of an acquisition may also result in impairment charges for goodwill or acquired intangibles. For example, in fiscal 2009 we announced our decision to cease the development and availability of our SMOS product, which was originally acquired through our acquisition of Topio, Inc. in fiscal 2007, resulting in the impairment of acquired intangibles related to such acquisition. Additional or realized risks of this nature could have a material adverse effect on our business, financial condition and results of operations.

The occurrence of any of the above risks could seriously harm our business.

NetApp is exposed to fluctuations in the market values of our portfolio investments and in interest rates; impairment of our investments could harm our financial results.

As of January 23, 2009, NetApp had $2.7 billion in cash, cash equivalents, available-for-sale securities and restricted cash and investments. We invest our cash in a variety of financial instruments, consisting principally of investments in U.S. Treasury securities, U.S. government agency bonds, corporate bonds, corporate securities, auction rate securities, certificates of deposit, and money market funds, including the Primary Fund. These investments are subject to general credit, liquidity, market and interest rate risks, which have been exacerbated by unusual events such as the financial and credit crisis, and bankruptcy filings in the United States which have affected various sectors of the financial markets and led to global credit and liquidity issues. These securities are generally classified as “available-for-sale” and, consequently, are recorded on our Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income (loss), net of tax.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates. Currently, we do not use derivative financial instruments in our investment portfolio. We may suffer losses if forced to sell securities that have experienced a decline in market value because of changes in interest rates. Currently, we do not use financial derivatives to hedge our interest rate exposure.

The fair value of our investments may change significantly due to events and conditions in the credit and capital markets. These securities/issuers could be subject to review for possible downgrade. Any downgrade in these credit ratings may result in an additional decline in the estimated fair value of our investments. Changes in the various assumptions used to value these securities and any increase in the markets’ perceived risk associated with such investments may also result in a decline in estimated fair value. If such investments suffer market price declines, as we experienced with some of our investments during the first nine months of fiscal 2009, we may recognize in earnings the decline in the fair value of our investments below their cost basis when the decline is judged to be other-than-temporary.

As a result of the bankruptcy filing of Lehman Brothers, which occurred during the first nine months of fiscal 2009, we recorded an other-than-temporary impairment charge of $11.8 million on our corporate bonds related to investments in Lehman Brothers securities and approximately $9.3 million on our investments in the Primary Fund that held Lehman Brothers investments. As of January 23, 2009, we have an investment in the Primary Fund, an AAA-rated money market fund at the time of purchase, with a par value of $128.5 million and an estimated fair value of $119.2 million, which suspended redemptions in September 2008 and is in the process of liquidating its portfolio of investments. We received total distributions of $478.8 million in the third quarter of fiscal 2009 and an additional $40.3 million on February 20, 2009 from the Primary Fund. The Primary Fund suspended redemptions in September 2008, and on December 3, 2008, it announced a plan for liquidation and distribution of assets that includes the establishment of a special reserve to be set aside out of its assets for pending or threatened claims, as well as anticipated costs and expenses, including related legal and accounting fees. On February 26, 2009, the Primary Fund announced a plan to set aside $3.5 billion of the fund’s remaining assets as the “special reserve” which may be increased or decreased as further information becomes available. Our pro rata share of the $3.5 billion special reserve is approximately $41.5 million. The Primary Fund plans to continue to make periodic distributions, up to the amount of the special reserve, on a pro-rata basis. We could realize additional losses in our holdings of the Primary Fund and may not receive all or a portion of our remaining balance in the Primary Fund as a result of market conditions and ongoing litigation against the fund.

If the conditions in the credit and capital markets continue to worsen, our investment portfolio may be impacted and we could determine that more of our investments have experienced an other-than-temporary decline in fair value, requiring further impairments, which could adversely impact our financial position and operating results.

Funds associated with certain of NetApp’s auction rate securities may not be accessible for more than 12 months and our auction rate securities may experience further other-than-temporary declines in value, which would adversely affect our earnings.

Auction rate securities, or ARS, held by NetApp are securities with long-term nominal maturities, which, in accordance with investment policy guidelines, had credit ratings of AAA and Aaa at time of purchase. Interest rates for ARS are reset through a Dutch auction each month, which prior to February 2008 had provided a liquid market for these securities.

Substantially all of our ARS are backed by pools of student loans guaranteed by the U.S. Department of Education, and we believe the credit quality of these securities is high based on this guarantee. However liquidity issues in the global credit markets resulted in the failure of auctions for certain of our ARS investments, with a par value of $75.6 million at January 23, 2009. For each failed auction, the interest rate resets to a maximum rate defined for each security, and the ARS continue to pay interest in accordance with their terms, although the principal associated with the ARS will not be accessible until there is a successful auction or such time as other markets for ARS investments develop.

As of January 23, 2009, we determined there was a total decline in the fair value of our ARS investments of approximately $6.5 million, of which we recorded temporary impairment charges of $5.1 million, offset by unrealized gains of $0.7 million, and $2.1 million was recognized as an other-than-temporary impairment charge. In addition, we have classified all of our auction rate securities as long-term assets in our consolidated balance sheet of January 23, 2009 as our ability to liquidate such securities in the next 12 months is uncertain. Although we currently have the ability and intent to hold these ARS investments until liquidity returns to the market or until maturity, if the current market conditions deteriorate further, or the anticipated recovery in market liquidity does not occur, we may be required to record additional impairment charges in future quarters.

NetApp’s leverage and debt service obligations may adversely affect our financial condition and results of operations.

As a result of NetApp’s sale of $1.265 billion of 1.75% convertible senior notes in June 2008, or the Notes, we have a greater amount of long-term debt than we have maintained in the past. We also have a credit facility and various synthetic lease arrangements. In addition, subject to the restrictions in our existing and any future financings agreements, we may incur additional debt.

Our maintenance of higher levels of indebtedness could have adverse consequences including:

•	Adversely affecting our ability to satisfy our obligations;

•	Increasing the portion of our cash flows from operations may have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	Impairing our ability to obtain additional financing in the future;

•	Limiting our flexibility in planning for, or reacting to, changes in our business and industry; and

•	Making us more vulnerable to downturns in our business, our industry or the economy in general.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulations. Furthermore, our operations may not generate sufficient cash flows from operations to enable us to meet our expenses and service our debt. As a result, we may be required to repatriate funds from our foreign subsidiaries, which could result in a significant tax liability to us. If we are unable to generate sufficient cash flows from operations, or if we are unable to repatriate sufficient or any funds from our foreign subsidiaries, in order to meet our expenses and debt service obligations, we may need to utilize our existing line of credit to obtain the necessary funds, or we may be required to raise additional funds. If we determine it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms. If we fail to make a payment on our debt, we could be in default on such debt, and this default could cause us to be in default on our other outstanding indebtedness.

NetApp is subject to restrictive and financial covenants in our credit facility and synthetic lease arrangements. The restrictive covenants may restrict our ability to operate our business.

NetApp’s access to undrawn amounts under our credit facility and the ongoing extension of credit under our synthetic lease arrangements are subject to continued compliance with financial covenants, which could be more challenging in a difficult operating environment. If we do not comply with these restrictive and financial covenants or otherwise default under the facility or arrangements, we may be required to repay any outstanding amounts under this credit facility or repurchase the properties and facility which are subject to the synthetic lease arrangements. If we lose access to these credit facility and synthetic lease arrangements, we may not be able to obtain alternative financing on acceptable terms, which could limit our operating flexibility.

The agreements governing our credit facility and synthetic lease arrangements contain restrictive covenants that limit our ability to operate our business, including restrictions on our ability to:

•	Incur indebtedness;

•	Incur indebtedness at the subsidiary level;

•	Grant liens;

•	Sell all or substantially all our assets:

•	Enter into certain mergers;

•	Change our business;

•	Enter into swap agreements;

•	Enter into transactions with our affiliates; and

•	Enter into certain restrictive agreements.

As a result of these restrictive covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted. We may also be prevented from engaging in transactions that might otherwise be beneficial to us, such as strategic acquisitions or joint ventures.

We are also required to comply with financial covenants under our credit facility and synthetic lease arrangements, and our ability to comply with these financial covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions.

Our failure to comply with the restrictive and financial covenants could result in a default under our credit facility and our synthetic lease arrangements, which would give the counterparties thereto the ability to exercise certain rights, including the right to accelerate the amounts owed thereunder and to terminate the arrangement, and could also result in a cross default with respect to our other indebtedness. In addition, our failure to comply with these covenants and the acceleration of amounts owed under our credit facility and synthetic lease arrangements could result in a default under the Notes, which could permit the holders to accelerate the Notes. If all of our debt is accelerated, we may not have sufficient funds available to repay such debt.

Future issuances of NetApp common stock and hedging activities by holders of the Notes may depress the trading price of our common stock and the Notes.

Any new issuance of equity securities, including the issuance of shares upon conversion of the Notes, could dilute the interests of NetApp’s existing stockholders, including holders who receive shares upon conversion of their Notes, and could substantially decrease the trading price of our common stock and the Notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to increase our capital, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options, or for other reasons.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock by holders of the Notes. The hedging or arbitrage could, in turn, affect the trading price of the Notes, or any common stock that holders receive upon conversion of the Notes.

Conversion of NetApp’s Notes will dilute the ownership interest of existing stockholders.

The conversion of some or all of NetApp’s outstanding Notes will dilute the ownership interest of existing stockholders to the extent we deliver common stock upon conversion of the Notes. Upon conversion of a Note, we will satisfy our conversion obligation by delivering cash for the principal amount of the Note and shares of common stock, if any, to the extent the conversion value exceeds the principal amount. There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the Notes as that portion of the debt instrument will always be settled in cash. The number of shares delivered upon conversion, if any, will be included in the denominator for the computation of diluted net income per common share. Any sales in the public market of any common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our common stock could depress the price of our common stock.

The note hedges and warrant transactions that NetApp entered into in connection with the sale of the Notes may affect the trading price of our common stock.

In connection with the issuance of the Notes, NetApp entered into privately negotiated convertible note hedge transactions with certain option counterparties, which are expected to reduce the potential dilution to our common stock upon any conversion of the Notes. At the same time, we also entered into warrant transactions with the counterparties pursuant to which we may issue shares of our common stock above a certain strike price. In connection with these hedging transactions, the counterparties may have entered into various over-the-counter derivative transactions with respect to our common stock or purchased shares of our common stock in secondary market transactions at or following the pricing of the Notes. Such activities may have had the effect of increasing the price of our common stock. The counterparties are likely to modify their hedge positions from time to time prior to conversion or maturity of the Notes by purchasing and selling shares of our common stock or entering into other derivative transactions. Additionally, these transactions may expose us to counterparty credit risk for nonperformance. We manage our exposure to counterparty credit risk through specific minimum credit standards and the diversification of counterparties. The effect, if any, of any of these transactions and activities on the market price of our common stock or the Notes will depend, in part, on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock. In addition, if our stock price exceeds the strike price for the warrants, there could be additional dilution to our stockholders, which could adversely affect the value of our common stock.

Lehman Brothers OTC Derivatives, Inc., or Lehman OTC, is the counterparty to 20% of our Note hedges. The bankruptcy filing by Lehman OTC on October 3, 2008 constituted an “event of default” under the hedge transaction that could, at our option, lead to termination under the hedge transaction to the extent we provide notice to Lehman OTC. We have not terminated the Note hedge transaction with Lehman OTC, and will continue to carefully monitor the developments impacting Lehman OTC. This “event of default” is not expected to have an impact on our financial position or results of operations. However, we could incur significant costs if we elect to replace this hedge transaction originally held with Lehman OTC. If we do not elect to replace this hedge transaction, then we would be subject to potential dilution upon conversion of the Notes if on the date of conversion the per-share market price of our common stock exceeds the conversion price of $31.85. The terms of the Notes, the rights of the holders of the Notes and other counterparties to Note hedges and warrants were not affected by the bankruptcy filings of Lehman OTC.

NetApp’s synthetic leases are off-balance sheet arrangements that could negatively affect our financial condition and results. We have invested substantial resources in new facilities and physical infrastructure, which will increase our fixed costs. Our operating results could be harmed if our business does not grow proportionately to our increase in fixed costs.

NetApp has various synthetic lease arrangements with BNP Paribas Leasing Corporation, or BNPPLC, as lessor for our headquarters office buildings and land in Sunnyvale, California. On April 1, 2009, we terminated two of the synthetic lease arrangements in an effort to manage our capital structure in light of the current economic environment. The lease payments commitments associated with the remaining arrangements as of the termination date totaled $141.5 million through fiscal 2013. These synthetic leases qualify for operating lease accounting treatment under SFAS No. 13, “Accounting for Leases (as amended),” and are not considered variable interest entities under FIN No. 46R “Consolidation of Variable Interest Entities (revised).” Therefore, we do not include the properties or the associated debt on our condensed consolidated balance sheet. However, if circumstances were to change regarding our or BNPPLC’s ownership of the properties, or in BNPPLC’s overall portfolio, we could be required to consolidate the entity, the leased facilities and the associated debt.

Our future minimum lease payments under these synthetic leases limit our flexibility in planning for, or reacting to, changes in our business by restricting the funds available for use in addressing such changes. If we are unable to grow our business and revenues proportionately to our increase in fixed costs, our operating results will be harmed. If we elect not to purchase the properties at the end of the lease term, we have guaranteed a minimum residual value to BNPPLC. Therefore, if the fair value of the properties declines below that guaranteed minimum residual value, our residual value guarantee would require us to pay the difference to BNPPLC, which could have a material adverse effect on our cash flows, financial condition and operating results.

Reductions in headcount growth have resulted in excess capacity and vacant facilities. In addition, we may experience changes in our operations in the future that could result in additional excess capacity and vacant facilities. We will continue to be responsible for all carrying costs of these facilities’ operating leases until such time as we can sublease these facilities or terminate the applicable leases based on the contractual terms of the operating lease agreements, and these costs may have an adverse effect on our business, operating results and financial condition.

Risks inherent in NetApp’s international operations could have a material adverse effect on our operating results.

NetApp conducts a significant portion of our business outside the United States. A substantial portion of our revenues is derived from sales outside of the U.S. During fiscal 2008 and 2007, our international revenues accounted for 47.1% and 44.7% of our total revenues, respectively. In addition, we have several research and development centers overseas, and a substantial portion of our products are manufactured outside of the U.S. Accordingly, our business and our future operating results could be materially and adversely affected by a variety of factors affecting our international operations, some of which are beyond our control, including regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, government spending patterns, and acts of terrorism and international conflicts. In addition, we may not be able to maintain or increase international market demand for our products.

We face exposure to adverse movements in foreign currency exchange rates as a result of our international operations. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. Our international sales are denominated in U.S. dollars and in foreign currencies. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets. Conversely, lowering our price in local currency may result in lower U.S.-based revenue. A decrease in the value of the U.S. dollar relative to foreign currencies could increase the cost of local operating expenses. Additionally, we have exposures to emerging market currencies, which can have extreme currency volatility. We utilize forward and option contracts to hedge our foreign currency exposure associated with certain assets and liabilities as well as anticipated foreign currency cash flows. All balance sheet hedges are marked to market through earnings every quarter. The time-value component of our cash flow hedges is recorded in earnings while all other gains and losses are marked to market through other comprehensive income until forecasted transactions occur, at which time such realized gains and losses are recognized in earnings. These hedges attempt to reduce, but do not always entirely eliminate, the impact of currency exchange movements. Factors that could have an impact on the effectiveness of our hedging program include the accuracy of forecasts and the volatility of foreign currency markets as well as widening interest rate differentials and the volatility of the foreign exchange market. There can be no assurance that such hedging strategies will be successful and that currency exchange rate fluctuations will not have a material adverse effect on our operating results.

Additional risks inherent in our international business activities generally include, among others, longer accounts receivable payment cycles and difficulties in managing international operations. Such factors could materially and adversely affect our future international sales and consequently our operating results. Our international operations are subject to other risks, including general import/export restrictions and the potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than U.S. law.

Moreover, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could subject us to fines and other penalties, which could have a material adverse effect on our business, financial condition or results of operations.

NetApp also has credit exposure to our hedging counterparties.

In order to minimize volatility in earnings associated with fluctuations in the value of foreign currency relative to the U.S. Dollars, NetApp utilizes forward and option contracts to hedge our exposure to foreign currencies. As a result of entering into these hedging contracts with major financial institutions, we may be subject to counterparty nonperformance risk. Should there be a counterparty default, we could be exposed to the net losses on the original hedge contracts or be unable to recover anticipated net gains from the transactions.

A significant portion of NetApp’s cash and cash equivalents balances is held overseas. If we are not able to generate sufficient cash domestically in order to fund our U.S. operations and strategic opportunities and service our debt, we may incur a significant tax liability in order to repatriate the overseas cash balances, or we may need to raise additional capital in the future.

A portion of NetApp’s earnings which is generated from our international operations is held and invested by certain of our foreign subsidiaries. These amounts are not freely available for dividend repatriation to the United States without triggering significant adverse tax consequences, which could adversely affect our financial results. As a result, unless the cash generated by our domestic operations is sufficient to fund our domestic operations, our broader corporate initiatives such as stock repurchases, acquisitions, and other strategic opportunities, and to service our outstanding indebtedness, we may need to raise additional funds through public or private debt or equity financings, or we may need to expand our existing credit facility to the extent we choose not to repatriate our overseas cash. Such additional financing may not be available on terms favorable to us, or at all, and any new equity financings or offerings would dilute our current stockholders’ ownership. Furthermore, lenders, particularly in light of the current challenges in the credit markets, may not agree to extend us new, additional or continuing credit. If adequate funds are not available, or are not available on acceptable terms, we may be forced to repatriate our foreign cash and incur a significant tax expense or we may not be able to take advantage of strategic opportunities, develop new products, respond to competitive pressures or repay our outstanding indebtedness. In any such case, our business, operating results or financial condition could be materially adversely affected.

Changes in NetApp’s effective tax rate or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

NetApp’s effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

•	Earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the U.S. statutory tax rate;

•	Material differences between forecasted and actual tax rates as a result of a shift in the mix of pretax profits and losses by tax jurisdiction, our ability to use tax credits, or effective tax rates by tax jurisdiction that differ from our estimates;

•	Changing tax laws or related interpretations, accounting standards, regulations, and interpretations in multiple tax jurisdictions in which we operate, as well as the requirements of certain tax rulings;

•	An increase in expenses not deductible for tax purposes, including certain stock-based compensation expense, write-offs of acquired in-process research and development, and impairment of goodwill;

•	The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods;

•	Changes related to our ability to ultimately realize future benefits attributed to our deferred tax assets, including those related to other-than-temporary impairments;

•	Tax assessments resulting from income tax audits or any related tax interest or penalties could significantly affect our income tax expense for the period in which the settlements take place; and

•	A change in our decision to indefinitely reinvest foreign earnings.

We receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax regulations in the United States and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits. We have not provided for United States federal and state income taxes or foreign withholding taxes that may result on future remittances of undistributed earnings of foreign subsidiaries.

The Obama administration recently announced several proposals to reform United States tax rules, including proposals that may result in a reduction or elimination of the deferral of United States income tax on our future unrepatriated earnings. Absent a restructuring of some legal entities and their functionality, some of the future unrepatriated earnings would be taxed at the United States federal income tax rate. Additionally, the United States Court of Appeals for the Ninth Circuit on May 27, 2009 held in Xilinx Inc. v. Commissioner that stock-based compensation must be included in the research and development cost base of companies that have entered into a cost sharing arrangement and must, therefore, be allocated among the participants based on anticipated benefits. The Court’s reversal of the prior U.S. Tax Court decision could change our estimate of tax benefits that were required to be recognized in connection with our adoption of Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) at the beginning of fiscal year 2008. We are currently evaluating the impact of the Xilinx case for FIN 48 purposes for the first quarter of fiscal 2010. Our international operations currently benefit from a tax ruling concluded in the Netherlands, which expires in 2010. If we are unable to negotiate a similar tax ruling upon expiration of the current ruling, our effective tax rate could increase and our operating results could be adversely affected. Our effective tax rate could also be adversely affected by different and evolving interpretations of existing law or regulations, which in turn would negatively impact our operating and financial results as a whole. The price of our common stock could decline to the extent that our financial results are materially affected by an adverse change in our effective tax rate.

We are currently undergoing federal income tax audits in the United States and several foreign tax jurisdictions. The rights to some of our intellectual property, or IP, are owned by certain of our foreign subsidiaries, and payments are made between U.S. and foreign tax jurisdictions relating to the use of this IP in a qualified cost sharing arrangement. In recent years, several other U.S. companies have had their foreign IP arrangements challenged as part of IRS examinations, which has resulted in material proposed assessments and/or pending litigation with respect to those companies. During fiscal 2009, we received Notices of Proposed Adjustments from the IRS in connection with federal income tax audits conducted with respect to our fiscal 2003 and 2004 tax years. If the ultimate determination of income taxes assessed under the current IRS audit or under audits being conducted in any of the other tax jurisdictions in which we operate results in an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows and financial condition could be adversely affected.

NetApp may face increased risks and uncertainties related to our current or future investments in nonmarketable securities of private companies, and these investments may not achieve our objectives.

On occasion, NetApp makes strategic investments in nonmarketable securities of development stage entities. As of January 23, 2009, the carrying value of our investments in nonmarketable securities totaled $6.6 million. Investments in nonmarketable securities are inherently risky, and some of these companies are likely to fail. Their success (or lack thereof) is dependent on product development, market acceptance, operational efficiency and other key business success factors. In addition, depending on these companies’ future prospects, they may not be able to raise additional funds when needed, or they may receive lower valuations, with less favorable investment terms than in previous financings, and our investments in them would likely become impaired. We could lose our entire investment in these companies. For example, during the three and nine-month periods ended January 23, 2009 we determined that our investments in nonmarketable securities of two companies had been impaired, and we recorded impairment charges of $1.7 million and $3.7 million, respectively.

If NetApp is unable to establish fair value for any undelivered element of a sales arrangement, all or a portion of the revenue relating to the arrangement could be deferred to future periods.

In the course of our sales efforts, NetApp often enters into multiple element arrangements that include our systems and one or more of the following undelivered software-related elements: software entitlements and maintenance, premium hardware maintenance, and storage review services. If we are required to change the pricing of our software related elements through discounting, or otherwise introduce variability in the pricing of such elements, we may be unable to maintain Vendor Specific Objective Evidence of fair value of the undelivered elements of the arrangement, and would therefore be required to delay the recognition of all or a portion of the related arrangement. A delay in the recognition of revenue may cause fluctuations in our financial results and may adversely affect our operating margins.

NetApp’s business could be materially and adversely affected as a result of a natural disaster, terrorist acts or other catastrophic events.

NetApp depends on the ability of our personnel, raw materials, equipment and products to move reasonably unimpeded around the world. Any political, military, world health or other issue that hinders this movement or restricts the import or export of materials could lead to significant business disruptions. Furthermore, any strike, economic failure or other material disruption caused by fire, floods, hurricanes, power loss, power shortages, telecommunications failures, break-ins and similar events could also adversely affect our ability to conduct business. If such disruptions result in cancellations of customer orders or contribute to a general decrease in economic activity or corporate spending on information technology, or directly impact our marketing, manufacturing, financial and logistics functions, our results of operations and financial condition could be materially adversely affected. In addition, our headquarters are located in Northern California, an area susceptible to earthquakes. If any significant disaster were to occur, our ability to operate our business could be impaired.

NetApp depends on attracting and retaining qualified technical and sales personnel. If we are unable to attract and retain such personnel, our operating results could be materially and adversely impacted.

NetApp’s continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, background and industry experience. Competition for qualified engineers, particularly in Silicon Valley, can be intense. The loss of the services of a significant number of our engineers or salespeople could be disruptive to our development efforts or business relationships and could materially and adversely affect our operating results.

Undetected software errors, hardware errors, or failures found in new products may result in loss of or delay in market acceptance of NetApp’s products, which could increase our costs and reduce our revenues. Product quality problems could lead to reduced revenue, gross margins and operating results.

NetApp’s products may contain undetected software errors, hardware errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could materially and adversely affect our operating results.

If we fail to remedy a product defect, we may experience a failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, inventory costs or product reengineering expenses, any of which could have a material impact on our revenue, gross margins and operating results.

In addition, we may be subject to losses that may result from or are alleged to result from defects in our products, which could subject us to claims for damages, including consequential damages. Based on our historical experience, we believe that the risk of exposure to product liability claims is low. However, should we experience increased exposure to product liability claims, our business could be adversely impacted.

NetApp is exposed to various risks related to legal proceedings or claims and protection of intellectual property rights, which could adversely affect our operating results.

NetApp is a party to lawsuits in the normal course of our business, including our ongoing litigation with Sun Microsystems. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, or financial condition.

If we are unable to protect our intellectual property, we may be subject to increased competition that could materially and adversely affect our operating results. Our success depends significantly upon our proprietary technology. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions, and patents to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret, copyright and patent laws, which afford only limited protection. Some of our U.S. trademarks are registered internationally as well. We will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality agreements with our employees and with our resellers, strategic partners and customers. We currently have multiple U.S. and international patent applications pending and multiple U.S. patents issued. The pending applications may not be approved, and our existing and future patents may be challenged. If such challenges are brought, the patents may be invalidated. We may not be able to develop proprietary products or technologies that are patentable, or where any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Further, the patents of others may materially and adversely affect our ability to do business. In addition, a failure to obtain and defend our trademark registrations may impede our marketing and branding efforts and competitive position.

Litigation may be necessary to protect our proprietary technology. Any such litigation may be time consuming and costly. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate or our competitors may independently develop similar technology, duplicate our products, or design around patents issued to us or other intellectual property rights of ours.

We are subject to intellectual property infringement claims. We may, from time to time, receive claims that we are infringing third parties’ intellectual property rights. Third parties may in the future claim infringement by us with respect to current or future products, patents, trademarks or other proprietary rights. We expect that companies in the network storage market will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

Any such claims could be time consuming, result in costly litigation, cause product shipment delays, require us to redesign our products or enter into royalty or licensing agreements, any of which could materially and adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

NetApp is continually seeking ways to make our cost structure more efficient, including moving activities from higher-to lower-cost owned locations, as well as outsourcing certain business process functions. Problems with the execution of these changes could have an adverse effect on our business or results of operations.

NetApp continuously seeks to make our cost structure more efficient. We are focused on increasing workforce flexibility and scalability, and improving overall competitiveness by leveraging our global capabilities, as well as external talent and skills worldwide. For example, certain engineering activities and projects that were formally performed in the U.S. have been moved to lower cost international locations. The challenges involved with these initiatives include executing business functions in accordance with local laws and other obligations while maintaining adequate standards, controls and procedures.

In addition, we will rely on partners or third party service providers for the provision of certain business process functions in IT and accounting, and as a result, we may incur increased business continuity risks. For example, we may no longer be able to exercise control over some aspects of the future development, support or maintenance of outsourced operations and processes, including the internal controls associated with those outsourced business operations and processes, which could adversely affect our business. If we are unable to effectively utilize or integrate and interoperate with external resources or if our partners or third party service providers experience business difficulties or are unable to provide business process services as anticipated, we may need to seek alternative service providers or resume providing these business processes internally, which could be costly and time consuming and have a material adverse effect on our operating results.

NetApp’s business could be materially adversely affected by changes in regulations or standards regarding energy efficiency of our products.

NetApp continually seeks ways to increase the energy efficiency of our products. Recent analyses have estimated the amount of global carbon emissions that are due to information technology products. As a result, governmental and non-governmental organizations have turned their attention to development of regulations and standards to drive technological improvements and reduce such amount of carbon emissions. There is a risk that the rush to development of these standards will not fully address the complexity of the technology developed by the IT industry or will favor certain technological approaches. Depending on the regulations or standards that are ultimately adopted, compliance could adversely affect our business, financial condition or operating results.

NetApp’s business is subject to increasingly complex corporate governance, public disclosure, accounting and tax requirements that have increased both our costs and the risk of noncompliance.

Because NetApp’s common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC, and NASDAQ, have implemented requirements and regulations and continue developing additional regulations and requirements in response to corporate scandals and laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Our efforts to comply with these regulations have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities.

We completed our evaluation of our internal controls over financial reporting for the fiscal year ended April 25, 2008 as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing and evaluation resulted in our conclusion that as of April 25, 2008, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management’s time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our operating results.

Because new and modified laws, regulations, and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices.

Changes in financial accounting standards may cause adverse unexpected fluctuations and affect NetApp’s reported results of operations.

A change in accounting standards or practices and varying interpretations of existing accounting pronouncements, such as the increased use of fair value measures and the potential requirement that U.S. registrants prepare financial statements in accordance with IFRS, could have a significant effect on NetApp’s reported financial results or the way we conduct our business.

THE DATA DOMAIN SPECIAL MEETING

This section contains information about the special meeting of Data Domain stockholders that has been called to consider and approve the merger proposal and the adjournment proposal.

Together with this proxy statement/prospectus, Data Domain is also sending you a notice of the special meeting and a form of proxy that is solicited by the Data Domain board of directors.

Time, Date and Place

The special meeting will be held on [          ], 2009 at [          ], local time, at 2421 Mission College Blvd., Santa Clara, CA 95054.

Matters to Be Considered

The purpose of the special meeting is to vote on the following proposals:

1. To adopt the Agreement and Plan of Merger, dated as of May 20, 2009, as amended on June 3, 2009, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, as the agreement may be amended from time to time, which proposal is referred to as the merger proposal; and

2. To approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal, which proposal is referred to as the adjournment proposal.

Proxies

Each copy of this proxy statement/prospectus mailed to holders of Data Domain common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should vote your shares by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card or (iii) using the Internet voting instructions on your proxy card to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Data Domain’s Secretary, or by attending the special meeting in person, notifying Data Domain’s Corporate Secretary, and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Data Domain’s Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Data Domain, Inc.
2421 Mission College Blvd.
Santa Clara, CA 95054
Attention: Corporate Secretary

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

According to the Data Domain amended and restated bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting by or at the direction of the Data Domain board of directors, or by any Data Domain stockholder who is entitled to vote at the meeting and who complies with the notice provisions set forth in the Data Domain amended and restated bylaws. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Data Domain stockholders should not send Data Domain stock certificates with their proxy cards. After the merger is completed, NetApp will mail to holders of Data Domain common stock a transmittal form with instructions on how to exchange their Data Domain stock certificates for the merger consideration.

Solicitation of Proxies

Since many Data Domain stockholders may be unable to attend the special meeting, Data Domain’s board of directors is soliciting proxies to be voted at the special meeting to give each stockholder an opportunity to vote on all matters scheduled to come before the meeting and set forth in this proxy statement/prospectus. Data Domain’s board of directors is asking stockholders to designate Frank Slootman and Michael P. Scarpelli, or any one of them, as their proxies.

NetApp will pay the costs of printing and mailing this proxy statement/prospectus to Data Domain’s stockholders, and Data Domain will pay all other costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors, including the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Data Domain will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Data Domain common stock and secure their voting instructions. Data Domain will reimburse the record holders for their reasonable expenses in taking those actions. Data Domain has also made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies and has agreed to pay them $50,000 plus reasonable expenses for these services over a three month period. Data Domain has agreed to indemnify Innisfree M&A Incorporated for claims related to these services. If necessary, Data Domain may use several of its directors, executive officers and employees, who will not be specially compensated, to solicit proxies from Data Domain stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The close of business on [          ], 2009 has been fixed as the record date for determining the Data Domain stockholders entitled to receive notice of and to vote at the special meeting. At that time, [          ] shares of Data Domain common stock were outstanding, held by approximately [          ] registered holders.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Data Domain common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Data Domain common stock entitled to vote at the special meeting. You are entitled to one vote for each share of Data Domain common stock you hold as of the record date.

Because the affirmative vote of the holders of a majority of the outstanding shares of Data Domain common stock entitled to vote at the special meeting is needed to approve the merger proposal, the failure to vote by proxy or in person will have the same effect as a vote against the approval of the merger proposal. Abstentions and broker non-votes will also have the same effect as a vote against the approval of the merger proposal. Accordingly, the Data Domain board of directors urges Data Domain stockholders to promptly vote by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card, or (iii) using the Internet voting instructions on your proxy card, or, if you hold your stock in “street name” through a bank, broker or other nominee, by following the voting instructions of your bank, broker or other nominee.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or by proxy. Because approval of this proposal requires the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the adjournment proposal.

Stockholders may vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Innisfree M&A Incorporated, Data Domain’s proxy solicitor.

As of the record date, directors and executive officers of Data Domain, and their affiliates, had the right to vote [          ] shares of Data Domain common stock, or [     ]% of the outstanding Data Domain common stock at that date. Data Domain currently expects that each of these individuals will vote their shares of Data Domain common stock in favor of the proposals to be presented at the special meeting. Certain executive officers of Data Domain and their affiliates, collectively holding [          ] shares of Data Domain common stock, or [     ] % of the outstanding Data Domain common stock as of the record date have entered voting agreements with NetApp. Pursuant to the voting agreements, these officers have agreed to vote such shares of Data Domain common stock in favor of the approval of the merger proposal, and have granted a proxy to NetApp to vote the shares in such manner.

Recommendation of the Data Domain Board of Directors

The Data Domain board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. The Data Domain board of directors determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Data Domain and its stockholders and unanimously recommends that you vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal. See “Data Domain Proposal 1 — The Merger — Data Domain’s Reasons for the Merger; Recommendation of the Data Domain Board of Directors” on page 48 for a more detailed discussion of the Data Domain board of directors’ recommendation.

Attending the Meeting

All holders of Data Domain common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Data Domain reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Voting By Telephone or Via the Internet

In addition to voting by proxy or in person at the special meeting, Data Domain stockholders that hold their shares as the stockholder of record also may vote their shares by using the telephone number on the proxy card or using the Internet voting instructions on the proxy card. Data Domain stockholders that hold their shares in “street name” through a bank, broker or other nominee may also vote their shares by following the telephone or Internet voting instructions provided by the bank, broker or other nominee. If you have access to the Internet, you are encouraged to vote via the Internet.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned for the purpose of soliciting additional proxies if Data Domain has not received sufficient votes to approve the merger proposal at the special meeting of stockholders. Any adjournments may be made without notice, other than an announcement at the special meeting, by approval of the affirmative vote of holders of at least a majority of shares of Data Domain common stock who are present in person or represented by proxy at the special meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

At any time prior to convening the special meeting, Data Domain’s board of directors may postpone the special meeting for any reason without the approval of Data Domain stockholders. If postponed, Data Domain will provide notice of the new meeting date as required by law. Although it is not currently expected, Data Domain’s board of directors may postpone the special meeting for the purpose of soliciting additional proxies if Data Domain has not received sufficient proxies to constitute a quorum or sufficient votes for adoption of the merger agreement. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Appraisal Rights

Under Delaware law, Data Domain stockholders are entitled to appraisal rights in connection with the merger. Failure to take any of the steps required under Delaware law on a timely basis may result in the loss of these appraisal rights, as more fully described in “Data Domain Proposal 1 — The Merger — Appraisal Rights” beginning on page 72.

Other Matters

As of the date of this proxy statement/prospectus, the Data Domain board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on such matters based on their best judgment and they intend to vote the shares as the Data Domain board of directors may recommend.

Questions and Additional Information

Data Domain stockholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the merger, including the procedures for voting their shares of Data Domain common stock, should contact:

Data Domain, Inc.
2421 Mission College Blvd.
Santa Clara, CA 95054
Attention: Investor Relations
Telephone: (408) 980-4909

or Data Domain’s solicitation agent:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833

INFORMATION ABOUT THE COMPANIES

NetApp, Inc.

NetApp is a supplier of enterprise storage and data management software and hardware products and services. NetApp provides solutions to help global enterprises meet major information technology challenges such as managing storage growth, assuring secure and timely information access, protecting data and controlling costs by providing innovative solutions that simplify the complexity associated with managing corporate data. NetApp was incorporated in 1992 and shipped the world’s first networked storage appliance a year later. Since then, NetApp has brought to market many significant innovations and industry firsts in storage and data management.

NetApp common stock is traded on the NASDAQ Global Select Market under the symbol “NTAP.” The principal executive offices of NetApp are located at 495 East Java Drive, Sunnyvale, CA 94089, and its telephone number is (408) 822-6000.

On May 22, 2009, NetApp commenced an option exchange program pursuant to which employees of NetApp (other than executive officers and directors) who hold certain options to purchase shares of NetApp’s common stock are being given the opportunity to exchange such options for restricted stock units. The option exchange program was approved by NetApp’s stockholders on April 21, 2009. Unless extended by NetApp, the option exchange offer will expire on June 19, 2009. For more information, please see NetApp’s tender offer statement on Schedule TO, as filed with the SEC on May 22, 2009, as may be amended from time to time.

Additional information about NetApp and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 119.

Kentucky Merger Sub One Corporation

Kentucky Merger Sub One Corporation, a wholly owned subsidiary of NetApp, was formed solely for the purpose of completing the merger. Kentucky Merger Sub One has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Kentucky Merger Sub One Corporation are located at 495 East Java Drive, Sunnyvale, CA 94089, and its telephone number is (408) 822-6000.

Derby Merger Sub Two LLC

Derby Merger Sub Two LLC, a wholly owned subsidiary of NetApp, was formed solely for the purpose of completing the merger. Derby Merger Sub Two has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Derby Merger Sub Two LLC are located at 495 East Java Drive, Sunnyvale, CA 94089, and its telephone number is (408) 822-6000.

Data Domain, Inc.

Data Domain, a Delaware corporation, was incorporated in Delaware in October 2001. Data Domain is a leading provider of storage solutions for backup and archive applications based on deduplication technology. Data Domain deduplication storage systems are designed to deliver reliable, efficient and cost-effective solutions that enable enterprises of all sizes to manage, retain and protect their data.

Data Domain common stock is traded on the NASDAQ Global Select Market under the symbol “DDUP.” The principal executive offices of Data Domain are located at 2421 Mission College Blvd., Santa Clara, CA 95054 and its telephone number is (408) 980-4800.

Additional information about Data Domain and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 119. Data Domain also plans to file a proxy statement for its 2009 annual meeting of stockholders with the SEC. The annual meeting is expected to be held on July 2, 2009, and the purpose of the meeting is to reelect three members of Data Domain’s board of directors and to ratify Data Domain’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

DATA DOMAIN PROPOSAL 1 — THE MERGER

The stockholders of Data Domain are being asked to adopt the Agreement and Plan of Merger, dated as of May 20, 2009, as amended on June 3, 2009, by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, as the agreement may be amended from time to time. This proposal is referred to as the merger proposal.

Background of the Merger

Since 2006, Frank Slootman, President and Chief Executive Officer of Data Domain, and Daniel J. Warmenhoven, Chairman and Chief Executive Officer of NetApp, have from time to time had informal discussions regarding their respective businesses and the data storage industry in general.

Goldman Sachs & Co., or Goldman Sachs, had served as co-managing underwriters in Data Domain’s initial public offering in June 2007. In November 2008, prior to the engagement of Goldman Sachs by NetApp, a representative of Goldman Sachs arranged for a meeting between Messrs. Slootman and Warmenhoven to discuss the possibility of a business combination involving NetApp and Data Domain.

On November 4, 2008, Messrs. Slootman and Warmenhoven and a representative of Goldman Sachs met to discuss the merits of a potential business combination involving NetApp and Data Domain. Messrs. Slootman and Warmenhoven agreed that although there was value in a potential business combination, considering current market conditions and trading prices of the stock of the respective companies, such a business combination was not feasible at that time. Messrs. Slootman and Warmenhoven agreed that no further discussions of a potential business combination involving NetApp and Data Domain would occur for the foreseeable future.

In early 2009, Mr. Slootman and a representative of Goldman Sachs had ongoing discussions of potential strategic transactions involving Data Domain. A representative of Goldman Sachs arranged for a meeting on March 17, 2009, between Mr. Slootman and Thomas Georgens, President and Chief Operating Officer of NetApp to discuss potential strategic opportunities involving NetApp and Data Domain.

On March 17, 2009, Messrs. Slootman and Georgens and a representative of Goldman Sachs met to discuss potential strategic opportunities involving NetApp and Data Domain. Mr. Georgens inquired as to whether Data Domain would be interested in a potential business combination with NetApp at that time. Mr. Slootman agreed to discuss such a potential business combination with members of the Data Domain board of directors.

On March 17, 2009, Mr. Slootman briefed Aneel Bhusri, Chairman of the Data Domain board of directors, and some of the other members of the Data Domain board of directors on his discussions with Mr. Georgens regarding a potential business combination with NetApp. The members of the Data Domain board of directors agreed to open a dialogue with NetApp regarding a potential business combination dependent upon the value of the consideration offered by NetApp.

On March 18, 2009, Mr. Slootman telephoned Mr. Georgens to inform him that Data Domain was receptive to a potential business combination with NetApp, but that further discussions would be dependent upon the value of the consideration offered by NetApp to the Data Domain stockholders.

On March 24, 2009, Mr. Slootman, Michael P. Scarpelli, Senior Vice President and Chief Financial Officer of Data Domain, Mr. Georgens and Steven J. Gomo, Executive Vice President and Chief Financial Officer of NetApp, met to discuss a potential business combination involving NetApp and Data Domain. After discussing the potential synergies, cultural fit and strategic benefits of a potential business combination involving NetApp and Data Domain, the parties expressed their respective continued interests in further exploring such a business combination.

On March 26, 2009, the Data Domain board of directors held a meeting to discuss a potential business combination with NetApp. Mr. Slootman reviewed the conversation he and Mr. Scarpelli had with Messrs. Georgens and Gomo regarding a potential proposal from NetApp to acquire Data Domain. Mr. Slootman proposed hiring Qatalyst Partners LP, or Qatalyst, as Data Domain’s financial advisor to advise the Data Domain board of directors regarding the evaluation of a potential NetApp proposal and other strategic alternatives for Data Domain. Mr. Slootman noted that Goldman Sachs had been previously engaged by NetApp to serve as its financial advisor. The Data Domain board of directors approved the engagement of Qatalyst as Data Domain’s financial advisor.

Mr. Slootman also reviewed potential benefits and synergies from a potential business combination with NetApp. Representatives of Fenwick & West LLP, or Fenwick & West, Data Domain’s legal counsel, then reviewed considerations regarding the Data Domain board of directors’ fiduciary duties in the context of such a potential business combination. Representatives of Qatalyst led a discussion regarding current macro economic market conditions, recent strategic developments in the technology sector, potential deal structures, processes and other issues to consider in such a potential business combination. The Data Domain board of directors expressed concerns regarding the potential harm to Data Domain’s business relating to any uncertainty perceived by its current or future customers should they learn of discussions regarding a potential business combination involving Data Domain and the ability of Data Domain’s competition to take advantage of any such perceived uncertainty. At the conclusion of the meeting, the Data Domain board of directors confirmed that it had not been seeking a sale of Data Domain, however should NetApp elect to proceed with an offer it would merit further consideration.

On March 27, 2009, NetApp and Goldman Sachs executed an engagement letter for Goldman Sachs to act as NetApp’s financial advisor.

On April 1, 2009, the NetApp board of directors met to discuss the potential business combination between NetApp and Data Domain.

On April 2, 2009, Messrs. Slootman and Warmenhoven met to further discuss the opportunities and strategic benefits of a potential business combination involving NetApp and Data Domain. Mr. Warmenhoven indicated his interest in Data Domain’s business and his respect for the long-term value of Data Domain as an enterprise. Mr. Warmenhoven indicated that NetApp was serious about making an offer for Data Domain and that the value of the consideration that NetApp would offer would reflect NetApp’s commitment to securing such a potential business combination with Data Domain. Later that day representatives of Qatalyst had a call with Mr. Warmenhoven in which he informed them that the NetApp board of directors had authorized him to move forward with discussions regarding a potential business combination with Data Domain and the parties discussed the potential timing of a potential business combination.

On April 3, 2009, Messrs. Warmenhoven and Bhusri met to discuss the strategic rationale and benefits of a potential business combination involving NetApp and Data Domain. Both parties reiterated their interest in considering such a potential business combination. Mr. Bhusri indicated that the amount and certainty of the value of the consideration to be delivered to the Data Domain stockholders at closing was a priority of the Data Domain board of directors given the general economic uncertainty and volatile stock market conditions over the past several months. Mr. Bhusri indicated that the Data Domain board of directors intended to continue operating Data Domain as an independent entity absent a potential business combination at a sufficient value and therefore he expressed concern over the risks to Data Domain’s business if competitors or customers became aware of discussions regarding a business combination involving Data Domain. Mr. Warmenhoven informed Mr. Bhusri that NetApp intended to place discussions of a potential business combination with Data Domain on hold temporarily. Mr. Bhusri agreed that the parties should not move forward at all until such time as both of the parties were in a position to move forward expeditiously.

On April 6, 2009, Mr. Slootman met with a representative of Company A to discuss the terms of a proposed commercial relationship that was being negotiated. The representative of Company A indicated that Company A might be interested in a business combination involving Data Domain and asked Mr. Slootman when a discussion of such a potential business combination would be appropriate. Mr. Slootman informed the representative of Company A that such a discussion should happen sooner rather than later. After this meeting, the parties continued to discuss the proposed commercial relationship, but no representatives of Company A contacted Mr. Slootman or any other representatives of Data Domain regarding a business combination involving Data Domain and Company A.

On April 9, 2009, the Data Domain board of directors met to further discuss the potential business combination with NetApp. Mr. Bhusri reviewed the status of discussions with Mr. Warmenhoven regarding NetApp’s potential interest in pursuing a business combination, but noted that no offer or specific terms had been proposed to date and that NetApp did not wish to engage in further conversations regarding a business combination for the time being and likely would not be in a position to reengage in such discussions until near the end of NetApp’s fiscal quarter. Mr. Slootman reviewed his discussion with the representative of Company A. Representatives of Qatalyst summarized their conversations with Mr. Warmenhoven regarding the potential business combination with NetApp.

Representatives of Fenwick & West reviewed the Data Domain board of directors’ fiduciary duties and commented on legal considerations in the event Data Domain were to receive an offer from NetApp. At the conclusion of the meeting, the Data Domain board of directors confirmed that it was not seeking a sale of Data Domain absent a potential business combination involving sufficient value. However, the Data Domain board of directors acknowledged that should NetApp elect to proceed with an offer that provided for significant value to Data Domain’s stockholders a transaction with NetApp would merit further consideration. The Data Domain board of directors further determined that Data Domain would not initiate any further discussions with NetApp or any other parties at this time.

On April 14, 2009, the NetApp board of directors held a meeting to discuss a potential business combination with Data Domain. Certain members of management presented the board of directors with a market analysis, as well as evaluations of the potential market opportunities and Data Domain’s valuation and discounted cash flows. Following discussion among the NetApp board of directors and management, the NetApp board of directors authorized NetApp management to approach Data Domain with an offer to acquire Data Domain, subject to the parameters discussed and approved by the NetApp board of directors.

On April 21, 2009, the Data Domain board of directors held a meeting, during which it discussed, among other matters, trends in the data storage market and potential consolidation in the data storage market. Mr. Slootman reviewed the opportunities and challenges of remaining an independent entity in the current and foreseeable market environment in light of the storage market trends toward vertically integrated product offerings, noting that Data Domain may need to consider strategic alternatives or partnerships in the future to provide a more complete product offering in order to grow and remain competitive in the marketplace.

On April 22, 2009, Data Domain and Qatalyst executed an engagement letter for Qatalyst to act as Data Domain’s financial advisor.

On April 24, 2009, Mr. Warmenhoven contacted Mr. Slootman to arrange a meeting to reinitiate discussions about a potential business combination involving NetApp and Data Domain.

On April 27, 2009, Fenwick & West provided a mutual non-disclosure agreement to Wilson Sonsini Goodrich & Rosati P.C., or Wilson Sonsini, NetApp’s legal counsel, which, after some discussions between respective counsel, was executed later that day by Data Domain and NetApp.

On April 27, 2009, Messrs. Slootman, Bhusri, Warmenhoven and Georgens met to further discuss a potential business combination involving NetApp and Data Domain. Messrs. Warmenhoven and Georgens presented a written summary of proposed terms for the potential transaction, including, among other items, consideration consisting of a mix of $7.00 to $8.00 per share in cash and 0.805 shares of NetApp common stock per share of Data Domain common stock, representing an implied value of $22.00 to $23.00 per share. The proposed terms also provided for a limited period of exclusivity for discussions with NetApp. Messrs. Slootman and Bhusri indicated that an exclusivity agreement was not acceptable to Data Domain, but that they would discuss the other aspects of the proposal with the Data Domain board of directors. Mr. Warmenhoven informed Mr. Bhusri of the potential for a role on the NetApp board of directors for Mr. Bhusri and a role in the management of NetApp for Mr. Slootman.

On April 28, 2009, the Data Domain board of directors met to discuss the status of the potential business combination with NetApp. Mr. Slootman reviewed the discussions that occurred with Messrs. Warmenhoven and Georgens regarding NetApp’s interest in a business combination with Data Domain and the written terms that were proposed by NetApp, including the proposed per share consideration. Mr. Bhusri informed the Data Domain board of directors of the potential for a role on the NetApp board of directors for Mr. Bhusri and a role in the management of NetApp for Mr. Slootman. A discussion then ensued among the Data Domain board of directors, Qatalyst and Fenwick & West regarding the NetApp proposal and potential responses thereto. Representatives of Fenwick & West reviewed the Data Domain board of directors’ fiduciary duties, the various processes the Data Domain board of directors might adopt and discussed potential responses to the offer from NetApp. Given the recent fluctuations of the trading prices of the respective companies’ stock and fluctuations in the market indices generally, the Data Domain board of directors determined that establishing a collar mechanism around any portion of the stock consideration was important to providing some protection for the value to be received to the Data Domain stockholders in the event that the market price of NetApp’s common stock price fluctuated within a given range between signing and closing of the proposed transaction. The Data Domain board of directors also expressed concerns regarding the timing of a potential business combination and the certainty of closing such a transaction once a definitive agreement was signed. Of particular concern was the negative impact of any uncertainty to Data Domain’s business perceived by its current or future customers and the ability of Data Domain’s competition to take advantage of any such uncertainty. The Data Domain board of directors considered the heightened risk of these harms to Data Domain’s business if any of Data Domain’s competitors were contacted regarding a potential strategic transaction. The Data Domain board of directors agreed that Mr. Bhusri would talk to Mr. Warmenhoven regarding NetApp’s offer, specifically to seek to increase the amount of total consideration in the potential transaction, to increase the cash component of the mix of consideration and to provide further protection from fluctuations in NetApp’s stock price between signing and closing of the potential transaction. The Data Domain board of directors also instructed representatives of Qatalyst to contact representatives of NetApp to seek favorable financial terms consistent with the objectives they provided to Mr. Bhusri.

Following the meeting of the Data Domain board of directors on April 28, 2009, Mr. Bhusri called Mr. Warmenhoven to discuss the potential business combination with NetApp. Mr. Bhusri indicated that the Data Domain board of directors was interested in pursuing a potential business combination with NetApp, however, they believed enhanced financial terms would be necessary for discussions to continue. Mr. Bhusri also informed Mr. Warmenhoven that the Data Domain board of directors thought the cash component of the mix of consideration should be increased and that the Data Domain board of directors wanted down-side protection around the stock component of the consideration to protect the value to the Data Domain stockholders in the event that the market price of NetApp’s common stock price fluctuated between signing and closing of the proposed transaction. Mr. Bhusri reiterated that Data Domain could not agree to an exclusive negotiating period for NetApp. Mr. Warmenhoven said that he would review this information with the NetApp board of directors.

On April 28, 2009 Fenwick & West provided a form of standstill agreement to Wilson Sonsini that provided that NetApp would not acquire shares of Data Domain, subject to limited exceptions.

On April 29, 2009, representatives of Qatalyst had a call with representatives of Goldman Sachs seeking a proposal with enhanced financial terms along the lines described above.

On May 1, 2009, Messrs. Slootman and Georgens met to further discuss the potential market, customer, product and cost synergies that could be achieved through a business combination of NetApp and Data Domain, the corporate culture of the two companies and how the companies would fit together and generally discussed the business of their respective companies. Messrs. Slootman and Georgens did not negotiate or discuss the substantive terms of the proposed business combination at this meeting.

On May 1, 2009, the NetApp board of directors held a meeting to further discuss the potential acquisition of Data Domain. The board of directors discussed with management the status of negotiations with Data Domain and NetApp’s strategy with respect to the transaction. The NetApp board of directors then authorized management to present Data Domain with a revised offer, subject to the parameters discussed and approved by the board of directors.

On May 4, 2009, Mr. Warmenhoven called Mr. Bhusri and indicated that NetApp would increase the proposed aggregate consideration to Data Domain stockholders in the business combination to $24.00 per share, comprised of $6.00 in cash and $18.00 dollars worth of shares of NetApp common stock for each share of Data Domain common stock, with a symmetrical 7.5% collar on the stock portion of the consideration so that Data Domain stockholders would receive a fixed amount of consideration in the event that the market price of NetApp’s common stock price fluctuated within that range between signing and closing of the proposed transaction. Mr. Bhusri informed Mr. Warmenhoven that while the Data Domain board of directors was interested in the potential business combination with NetApp, there were still several issues with the offer that needed to be resolved before the parties could move forward, including an increase in the aggregate consideration, the need for a greater portion of the aggregate consideration to be provided in cash and for a wider collar to be placed around the stock component of the consideration. On that same day, Mr. Slootman and Mr. Georgens also discussed NetApp’s revised proposal. Mr. Slootman also indicated that amount of the aggregate consideration, price certainty and protection against fluctuations NetApp’s common stock price were important to Data Domain and that the terms of any business combination involving Data Domain should include an increase in the aggregate consideration, an increased amount of cash and an appropriate collar on the stock portion of the consideration. Also on May 4, 2009, a representative of Qatalyst discussed the details of Data Domain’s views regarding the financial terms of a potential business combination involving Data Domain and NetApp with a representative of Goldman Sachs.

On May 5, 2009, Mr. Warmenhoven emailed a revised written summary of proposed terms of the potential business combination with NetApp to Mr. Bhusri. The revised offer consisted of $24.00 per share in aggregate consideration, comprised of $9.50 per share in cash and $14.50 worth of shares of NetApp common stock for each share of Data Domain common stock, with a symmetrical 7.5% collar on the stock portion of the consideration.

On May 6, 2009, the Data Domain board of directors held a meeting at which it had an extensive discussion with Qatalyst and Fenwick & West regarding, among other matters, NetApp’s original offer, NetApp’s subsequent offers and the current offer of $24.00 per share (consisting of $9.50 per share in cash and $14.50 per share in NetApp common stock, with a 7.5% symmetrical collar around the stock portion of the consideration), NetApp’s desire to sign a merger agreement for any potential transaction by May 20, 2009 (the scheduled date for the announcement of NetApp’s fiscal fourth quarter results) and other parties that may potentially be interested in a strategic transaction with Data Domain. Representatives of Fenwick & West reviewed the fiduciary duties of the Data Domain board of directors and the various processes the Data Domain board of directors might adopt. The Data Domain board of directors considered conducting a market check prior to the signing of a merger agreement with NetApp only if it could be conducted in a manner that did not jeopardize securing a firm proposal from NetApp and did not disrupt Data Domain’s relationships with its current and future customers during the process. However, the Data Domain board of directors ultimately determined that it was not clear that Data Domain could come to mutually agreeable terms regarding a business combination with NetApp and therefore such a market check would involve a high degree of risk to Data Domain’s customer relationships. The Data Domain board of directors authorized Mr. Bhusri and representatives of Qatalyst to propose a counteroffer to NetApp seeking a higher price of $26.00 per share in the aggregate and wider collar of 15% around the stock portion of the consideration.

After the Data Domain board of directors meeting on May 6, 2009, Mr. Bhusri called Mr. Warmenhoven to make a counter proposal at a higher price of $26.00 in aggregate consideration per share. After further negotiation, the parties tentatively agreed on $25.00 in aggregate consideration per share, with the remaining financial terms to be negotiated the following day at a meeting that included Mr. Bhusri, representatives of Qatalyst, Messrs. Georgens and Gomo, J.R. Ahn, Vice President, Corporate Development of NetApp, and representatives of Goldman Sachs.

On May 6, 2009, representatives of Qatalyst contacted representatives of Goldman Sachs to discuss the revised terms of the proposed transaction.

On May 7, 2009, Data Domain and NetApp executed a revised mutual non-disclosure agreement that contained a “standstill” provision with respect to shares of Data Domain common stock.

On May 7, 2009, Mr. Bhusri, representatives of Qatalyst, Messrs. Georgens, Gomo and Ahn, and representatives of Goldman Sachs met to discuss the detailed financial terms of the proposed business combination between NetApp and Data Domain. The parties agreed to a mix of consideration consisting of $11.00 per share in cash and $14.00 per share in NetApp common stock. The parties also agreed to a 10% symmetrical collar so that Data Domain stockholders would receive a fixed amount of consideration in the event that the market price of NetApp’s common stock price fluctuated within a that range between signing and closing of the proposed transaction.

On May 7, 2009, Mr. Slootman, David L. Schneider, Senior Vice President Worldwide Sales of Data Domain, Mr. Georgens and Robert E. Salmon, Executive Vice President, Field Operations of NetApp, met to get acquainted and discuss potential product sales synergies to be derived from a business combination between NetApp and Data Domain.

On May 7, 2009, a member of the board of directors of EMC, a competitor of Data Domain, contacted Mr. Slootman. The EMC board member sought to arrange a meeting between Mr. Slootman and the Chief Executive Officer of EMC to share with them EMC’s vision for the future. Mr. Slootman asked for more specific information on the nature of the meeting, but the board member of EMC did not provide any further detail.

On May 7, 2009, the Data Domain board of directors held a meeting to further discuss the potential business combination with NetApp. At this meeting, Mr. Bhusri reviewed for the Data Domain board of directors his discussion with Mr. Warmenhoven regarding valuation and informed the Data Domain board of directors that they had negotiated an increase in NetApp’s offer from $24.00 to $25.00 per share in aggregate consideration, consisting of $11.00 per share in cash and $14.00 per share in NetApp common stock, with a 10% symmetrical collar around the value of the stock portion of the consideration. The Data Domain board of directors then discussed with representatives of Qatalyst the negotiations regarding the collar mechanism around the value of the stock portion of the consideration, the progression of the proposed terms from NetApp and the value of the current NetApp proposal. Mr. Slootman reviewed for the Data Domain board of directors the call he received from a director of EMC asking whether Mr. Slootman would be available to meet with the Chief Executive Officer of EMC. The Data Domain board of directors engaged in an extensive discussion regarding the NetApp offer and the whether to call other companies, including competitors, that could be candidates for a strategic transaction prior to signing a definitive merger agreement with NetApp. The Data Domain board of directors expressed further concerns regarding the high risk of potential harm to Data Domain’s business relating to any uncertainty perceived by its current or future customers should they learn of discussions regarding a business combination involving Data Domain prior to the announcement of a definitive agreement and the ability of Data Domain’s competition to take advantage of any such perceived uncertainty. The Data Domain board of directors further evaluated the heightened risk of these harms to Data Domain’s business if any of Data Domain’s competitors were contacted regarding a potential strategic transaction. Representatives of Fenwick & West then discussed the fiduciary duties of the Data Domain board of directors and the various processes the Data Domain board of directors might adopt. The Data Domain board of directors was concerned that initiating a market check at this time could jeopardize securing a firm agreement from NetApp and could disrupt Data Domain’s relationships with its current and future customers during the process. The Data Domain board of directors determined that Data Domain should move forward with the potential business combination with NetApp without contacting other companies that might be candidates for a strategic transaction with Data Domain, but that the Data Domain board of directors would continue to evaluate this strategy and consider the matter further based upon the progress and terms of the potential business combination with NetApp.

On May 7, 2009, with the authorization of the Data Domain board of directors, Mr. Bhusri called Mr. Warmenhoven to inform him of the conversation between the EMC board member and Mr. Slootman earlier that day.

On May 8, 2009, Wilson Sonsini delivered an initial draft of the merger agreement to Data Domain and Fenwick & West. Also on May 8, 2009, Fenwick & West granted access to an online data room containing Data Domain due diligence materials to representatives of NetApp, Wilson Sonsini and Goldman Sachs.

On May 8, 2009, the Chief Executive Officer of EMC contacted Mr. Slootman via email to request a meeting the next time that the Chief Executive Officer was in the San Francisco Bay Area and suggested proposed dates. Mr. Slootman agreed via email to such dates, resulting in a meeting being scheduled on May 27, 2009.

On May 9, 2009, Messrs, Scarpelli and Slootman and Robert Specker, Vice President, In-house Counsel to Data Domain provided financial and business due diligence on Data Domain to representatives of NetApp and Goldman Sachs.

Between May 9 and May 20, 2009, Messrs. Warmenhoven, Georgens and Gomo, other executive officers of NetApp, and other employees of NetApp met numerous times with Messrs. Bhusri, Slootman, Scarpelli and Specker, other executive officers and employees of Data Domain to discuss various aspects of the potential business combination. During this period, NetApp and its advisors reviewed due diligence materials relating to Data Domain made available to NetApp in an online data room, requested and reviewed additional materials relating to Data Domain and engaged in due diligence discussions with their counterparts.

On May 11, 2009, the Data Domain board of directors met to further discuss, among other matters, the potential business combination with NetApp. Mr. Slootman informed the Data Domain board of directors that the Chief Executive Officer of EMC had contacted him to schedule a meeting and, based upon the availability of the Chief Executive Officer of EMC, the meeting had been scheduled for May 27, 2009. A representative of Qatalyst reviewed a discussion with Mr. Warmenhoven in which Mr. Warmenhoven had reiterated NetApp’s position that NetApp would not engage in a bidding contest if additional parties emerged seeking to acquire Data Domain. Representatives of Fenwick & West reviewed key terms of the initial draft of the merger agreement, including the omission of the ability of Data Domain to accept such a superior proposal and terminate the merger agreement with NetApp and the Data Domain board of directors’ ability to change its recommendation in favor of the proposed business combination with NetApp for any reason consistent with its fiduciary duties and NetApp’s initial request of a termination fee of 5.00% of the transaction value, and then discussed the fiduciary duties of the Data Domain board of directors and the various processes the Data Domain board of directors might adopt. The Data Domain board of directors and its advisors determined that in the negotiations with NetApp, Data Domain would insist on a process that would permit a superior proposal from a third party to surface after the signing of the merger agreement with NetApp and for the Data Domain board of directors to consider and accept such a superior proposal and terminate the merger agreement with NetApp, the Data Domain board of directors’ ability to change its recommendation in favor of the proposed business combination with NetApp for any reason consistent with its fiduciary duties and an amount of the termination fee that would not be preclusive of a superior proposal. The Data Domain board of directors reaffirmed the priority of its objectives of retaining the compelling valuation of the proposed business combination with NetApp, obtaining deal certainty with respect to the proposed business combination with NetApp and not exposing Data Domain’s business and customers to uncertainty and risk. The Data Domain board of directors and its advisors discussed the fact that NetApp’s board of directors would be meeting on May 13, 2009, and that it would be important to assess NetApp’s continued resolve to pursue a deal with Data Domain before deciding whether to taking any action relative to soliciting the interest of other parties with respect to a strategic transaction with Data Domain. In the interim, the Data Domain board of directors determined that Data Domain should move forward with the due diligence and other aspects of the potential business combination with NetApp.

On May 12, 2009, Fenwick & West delivered proposed revisions to the draft merger agreement to NetApp and Wilson Sonsini. Between May 12 and May 20, 2009, in addition to continuing their due diligence investigations of each other, NetApp and Data Domain, along with their respective legal and financial advisors, negotiated the terms of the merger agreement.

On May 12 and 13, 2009, Messrs. Warmenhoven, Georgens, Gomo and Ahn, other employees of NetApp and representatives of Goldman Sachs met with Messrs. Slootman, Scarpelli and Specker, other employees of Data Domain and representatives of Qatalyst to discuss specific functional areas of diligence with respect to Data Domain and the potential business combination between NetApp and Data Domain, including financial, sales and marketing, human resources, services, product, supply chain and manufacturing, information technologies and facilities, and legal and intellectual property.

On May 13, 2009, the Data Domain board of directors held a meeting at which it discussed with representatives of Qatalyst the current financial terms of the transaction, the significant premiums the proposed business combination from NetApp provided and the likelihood that another party would offer more value to the Data Domain stockholders. The Data Domain board of directors engaged in further extensive discussions regarding the NetApp offer. The Data Domain board of directors reviewed the value of the NetApp offer, the significant premiums implied by the offer, the current economic conditions and stock market volatility. The Data Domain board of directors confirmed the desire to avoid the downside risk of further economic and stock market uncertainties by securing the attractive deal value reflected in the proposed business combination with NetApp, while obtaining protection of this deal value with the cash component of the offer and the collar around the stock portion of the consideration. Representatives of Fenwick & West discussed key terms of the merger agreement and the fiduciary duties of the Data Domain board of directors. The Data Domain board of directors discussed with representatives of Fenwick & West the legal issues surrounding its decision of whether to contact other companies, including competitors, that could be candidates for a strategic transaction with Data Domain prior to signing a definitive merger agreement with NetApp in light of the applicable merger agreement terms proposed by NetApp. The Data Domain board of directors expressed further concerns regarding the potential harm to Data Domain’s business relating to any uncertainty perceived by its current or future customers should they learn of discussions regarding a business combination involving Data Domain prior to the announcement of a definitive agreement and the ability of Data Domain’s competition to take advantage of any such perceived uncertainty. The Data Domain board of directors acknowledged the heightened risk of these harms to Data Domain’s business if any of Data Domain’s competitors were contacted regarding a potential strategic transaction. The Data Domain board of directors was concerned that initiating a market check at this time could jeopardize securing the proposed business combination with NetApp. The Data Domain board of directors also expressed concerns regarding additional delay and uncertainty associated with soliciting the interest of other parties with respect to a strategic transaction with Data Domain. The Data Domain board of directors determined that Data Domain should move forward with the potential business combination with NetApp without contacting other companies and reaffirmed its commitment to insisting on merger agreement terms that would not unduly preclude the possibility of Data Domain receiving and implementing a superior proposal after the signing of a merger agreement with NetApp.

On May 13, 2009, the NetApp board of directors held a meeting to discuss the progress of the potential acquisition of Data Domain. Members of NetApp’s management team were present to update the board of directors on work completed to date, initial findings from the due diligence process and next steps. The board of directors reviewed with management the preliminary terms of the potential transaction and discussed at length the stand-alone prospects of the potential transaction as well as expected net synergies. Following such discussion, the members of the board of directors authorized management to continue with its diligence review and discussions with Data Domain regarding a potential transaction.

On May 14, 2009, Messrs. Warmenhoven, Georgens, Gomo and Ahn, other employees of NetApp and representatives of Goldman Sachs met with Messrs. Bhusri, Slootman, Scarpelli and Specker, and representatives of Qatalyst to discuss due diligence of NetApp with respect to the potential business combination between NetApp and Data Domain. Between May 14 and May 19, 2009, representatives of NetApp and its advisors met with representatives of Data Domain and its advisors to engage in further due diligence discussions regarding the potential business combination between NetApp and Data Domain.

On May 14, 2009, Messrs. Bhusri and Warmenhoven met to discuss the terms of the proposed merger agreement. Mr. Bhusri indicated that, among other items, the Data Domain board of directors considered it important that the merger agreement allow for a process by which other parties could submit offers for alternate strategic transactions after the signing of a definitive merger agreement and that the Data Domain board of directors maintain the ability to consider such offers presented to it after the signing of a merger agreement with NetApp consistent with its fiduciary duties. Specifically, the Data Domain board of directors insisted on the ability to change its recommendation in favor of the proposed business combination with NetApp for any reason consistent with its fiduciary duties, a right to terminate the merger agreement after receipt of an alternative offer with respect to a strategic transaction that it determines to be a superior proposal and that the termination fee proposed by NetApp to be reduced. Mr. Warmenhoven also mentioned to Mr. Bhusri that NetApp was currently conducting a search for a new member of its board of directors of Directors and suggested that Mr. Bhusri consider participating in the search process. Both parties agreed that no determinations would be made with respect to Mr. Bhusri’s consideration for a position on the NetApp board of directors until after completion of the business combination between Data Domain and NetApp. On the same day, representatives of Qatalyst placed a follow-up call to Mr. Warmenhoven to underscore the views that Mr. Bhusri had communicated regarding the deal protection terms of the merger agreement.

Also on May 14, 2009, Wilson Sonsini delivered an initial draft of the form of voting agreement to Fenwick & West.

On May 16, 2009, the Data Domain board of directors met to further discuss the potential business combination with NetApp. Representatives of Qatalyst reviewed due diligence that had been conducted on NetApp with respect to, among other matters, NetApp’s recent financial results and outlook. Representatives of Fenwick & West then led a discussion regarding the voting agreements that were requested from officers, directors and associated funds and the status of the previous day’s negotiations on key terms of the merger agreement. Representatives of Fenwick & West informed the Data Domain board of directors that NetApp agreed to include a process that would permit a superior proposal from a third party to surface after the signing of the merger agreement with NetApp and for the Data Domain board of directors to consider and accept such a superior proposal and terminate the merger agreement with NetApp and had proposed a termination fee of 4.50% of the transaction value, and the impact of the outcome of these negotiations on the Data Domain board of directors’ fiduciary duties. The Data Domain board of directors discussed the fact that NetApp still appeared to be committed to the transaction. The Data Domain board of directors reaffirmed its commitment to the need for a provision of the merger agreement that provided for the Data Domain board of directors’ ability to change its recommendation in favor of the proposed business combination with NetApp for any reason consistent with its fiduciary duties and agreeing to an amount of the termination fee that would not be preclusive of a superior proposal. At the conclusion of this meeting, the Data Domain board of directors reiterated its commitment to continue negotiating the potential business combination with NetApp.

On May 17, 2009, Fenwick & West delivered proposed revisions to the draft form of voting agreement to Wilson Sonsini. Between May 18 and May 20, 2009, NetApp, Data Domain and certain parties that were asked to sign the voting agreements, along with their respective legal advisors, negotiated the terms of the form of voting agreement.

On May 16 and 17, 2009, Mr. Slootman exchanged emails with Mr. Georgens regarding whether NetApp would be providing offer letters to any Data Domain employees prior to the signing of a merger agreement. No such offer letters were provided to any Data Domain employees by NetApp prior to the signing of the merger agreement.

On May 18, 2009, Messrs. Schneider and Warmenhoven, James Lau, Co-Founder, Chief Strategy Officer and Executive Vice President of NetApp and David Hitz, Co-Founder and Executive Vice President of NetApp, met to get acquainted and discuss potential synergies to be derived from a business combination between NetApp and Data Domain.

On May 18, 2009, the Data Domain board of directors held a meeting to further discuss the potential business combination with NetApp. At this meeting, Mr. Bhusri and representatives of Fenwick & West reviewed for the Data Domain board of directors the results of the negotiations that had taken place earlier that day between Mr. Slootman, representatives of Fenwick & West, Mr. Georgens, in-house attorneys for NetApp and representatives of Wilson Sonsini. Specifically, they noted that as a result of the negotiations the merger agreement would now provide for the Data Domain board of directors’ ability to change its recommendation in favor of the proposed business combination with NetApp for any reason consistent with its fiduciary duties, a right to terminate the merger agreement after receipt of an alternative offer with respect to a strategic transaction that the Data Domain board of directors determines to be a superior proposal and the amount of the termination fee had been reduced to 3.25% of the transaction value. Representatives of Qatalyst reviewed the stock and cash components of the consideration to be received by the Data Domain stockholders proposed by NetApp, and other financial terms of the proposed merger. At the conclusion of this meeting, the Data Domain board of directors reiterated its commitment to finalize the terms of the potential business combination with NetApp.

On May 19, 2009, several conversations occurred among representatives of Qatalyst and Goldman Sachs and Mr. Bhusri and Mr. Georgens to discuss the exchange ratio, collar mechanics and final mix of consideration. As a result of these meetings and conference calls, the parties agreed to use the closing stock price of NetApp common stock on May 19, 2009 of $18.07 in order to calculate the stock exchange ratio for the basis for the 10% symmetrical collar on the stock portion of the consideration that will provide adjustments to maintain the $25 per share merger consideration for variations in NetApp’s stock price of up to 10% in either direction between signing and closing of the merger, thereby providing downside protection for Data Domain stockholders if NetApp’s stock declines by up to 10% while maintaining the upside potential if NetApp’s stock increases in value by more than 10%. The parties also agreed that the cash portion of the merger consideration would be increased from $11.00 to $11.45 and the stock portion of the merger consideration would be decreased from $14.00 to $13.55.

On May 19, 2009, the NetApp board of directors held a meeting to further discuss the potential business combination with Data Domain. Representatives of Wilson Sonsini reviewed the board of directors’ fiduciary duty obligations in the context of the potential acquisition, and the board of directors members took note of the significant legal and financial due diligence that had been conducted over the past several weeks, including the analyses and various detailed models prepared by Goldman Sachs. Next, the board of directors reviewed the key terms of the merger agreement and engaged in extensive discussions in this regard. Representatives of Goldman Sachs then provided a summary of the potential transaction, presented various detailed financial analyses, and provided a review of its fairness opinion, which concluded that the merger consideration was fair to NetApp from a financial point of view. The members of the board of directors made inquiry of management and its advisors in this regard, and further discussion then ensured. At the conclusion of the meeting, the board of directors unanimously approved the acquisition of Data Domain, the merger agreement and related matters.

On May 20, 2009, the Data Domain board of directors held a meeting at which the proposed business combination with NetApp was further discussed and considered for final approval. At this meeting, Mr. Bhusri updated the Data Domain board of directors on the current status of negotiations with NetApp. Representatives of Fenwick & West reviewed in detail with the Data Domain board of directors the outcome of further negotiations and the terms of the merger agreement and related agreements, as well as the fiduciary duties of the Data Domain board of directors. Mr. Slootman reviewed analyses, objectives, opportunities and challenges of Data Domain remaining as a stand alone company. Representatives of Qatalyst presented to the Data Domain board of directors its financial analysis of the proposed transaction and delivered to the Data Domain board of directors its oral opinion, subsequently confirmed in writing as of May 20, 2009, that, as of that date the consideration to be received by holders of shares of Data Domain common stock, other than affiliates who had executed voting agreements, pursuant to the original merger agreement, was fair, from a financial point of view, to such holders. The full text of the written opinion of Qatalyst, dated May 20, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion, is attached hereto as Appendix D. Following the presentations, and after further review and discussion, the Data Domain board of directors unanimously voted to approve the merger, the merger agreement and related matters and resolved to recommend that Data Domain stockholders adopt the merger agreement, which was subsequently filed with the SEC as an exhibit to Data Domain’s Current Report on Form 8-K filed on May 21, 2009.

Following the adjournment of the meeting of the Data Domain board of directors on May 20, 2009, the parties signed the merger agreement. The signing of the merger agreement was publicly announced later that day, following the closing of trading on the NASDAQ Global Select Market.

On May 20, 2009, after the announcement of the signing of the merger agreement, Mr. Slootman contacted the Chief Executive Officer of EMC to cancel the meeting previously scheduled for May 27, 2009.

Additional Background to the Merger

On numerous occasions after the announcement of the signing of the merger agreement on May 20, 2009 and through June 1, 2009, individual representatives of EMC and members of the board of directors of EMC contacted individual representatives of Data Domain and members of the Data Domain board of directors regarding an alternative acquisition proposal from EMC. None of the representatives of Data Domain or members of the Data Domain board of directors responded to such inquiries other than to inform the respective representatives of EMC and members of the board of directors of EMC that they could not discuss the matter since they were bound by the non-solicitation provisions of the merger agreement.

On June 1, 2009, EMC announced an unsolicited $30.00 per share all cash tender offer to the stockholders of Data Domain. EMC sent a letter to Mr. Slootman that same day regarding the cash tender offer to the stockholders of Data Domain and enclosed a proposed form of merger agreement.

On June 1, 2009, the Data Domain board of directors held a meeting at which EMC’s announcement of a cash tender offer to the stockholders of Data Domain and the proposed business combination with NetApp were discussed. Representatives of Qatalyst and Fenwick & West reviewed the terms of EMC’s cash tender offer. After further review and discussion, the Data Domain board of directors determined (after consultation with Qatalyst and Fenwick & West) that EMC’s announcement of a $30.00 per share all cash tender offer to the stockholders of Data Domain was reasonably likely to lead to a Superior Proposal (as that term is defined in the merger agreement). In accordance with the merger agreement, Data Domain then informed NetApp of this determination and of Data Domain’s intent to contact EMC and offer to enter into discussions if EMC entered into a nondisclosure and standstill agreement as required by the merger agreement.

On June 2, 2009, EMC formally commenced a $30.00 per share all cash tender offer to the stockholders of Data Domain. Unless extended by EMC, the tender offer expires at midnight, New York City time, on Monday June 29, 2009.

On June 2, 2009, Mr. Warmenhoven called Mr. Bhusri to inform him that NetApp would be willing to increase the aggregate consideration in the proposed business combination with Data Domain from $25.00 to $30.00, and maintaining the 10% symmetrical collar around the value of the stock portion of the consideration.

On June 2, 2009, the Data Domain board of directors held a meeting at which both EMC’s cash tender offer to the stockholders of Data Domain and the proposed business combination with NetApp were discussed. At this meeting, Mr. Bhusri updated the Data Domain board of directors on the revised proposal from NetApp to increase the aggregate consideration from $25.00 to $30.00. Representatives of Qatalyst and Fenwick & West reviewed the terms of EMC’s cash tender offer to the stockholders of Data Domain. In addition, the Data Domain board of directors discussed potential additional terms to seek in connection with the revised oral proposal form NetApp and determined to review and seek to negotiate the terms of the revised proposal from NetApp once they were received.

On June 2, 2009, a representative of Qatalyst called Mr. Gomo to discuss the financial terms of NetApp’s revised proposal regarding the proposed business combination involving Data Domain and NetApp and proposed additional terms that would enhance the proposal from Data Domain’s point of view.

Late in the evening on June 2, 2009, Mr. Georgens delivered a letter to Messrs. Bhusri and Slootman containing the financial terms of the revised proposal regarding the proposed business combination involving Data Domain and NetApp, which provided for $30.00 per share in aggregate consideration, consisting of $16.45 per share in cash and $13.55 per share in NetApp stock, with a 10% symmetrical collar around the value of the stock portion of the consideration. At this time, Mr. Georgens also delivered to Messrs. Bhusri and Slootman an initial draft of the amendment to the original merger agreement to effect this revised proposal.

On June 2, 2009, the NetApp board of directors held a meeting to discuss EMC’s announcement of an all cash tender offer and the business combination with Data Domain. Representatives of Wilson Sonsini and Goldman Sachs reviewed the key terms of EMC’s cash tender offer to the stockholders of Data Domain. Next, representatives of Goldman Sachs provided a summary of potential responses and presented various detailed financial analyses associated with these responses. Then, the board of directors reviewed the key terms of a potential response and engaged in extensive discussion in this regard. Representatives of Goldman Sachs have provided a fairness opinion to the board of directors, which concluded that the revised proposal which provided for $30.00 per share in aggregate consideration, consisting of $16.45 per share in cash and $13.55 per share in NetApp stock, with a 10% symmetrical collar around the value of the stock portion of the consideration was fair to NetApp from a financial point of view. The board of directors unanimously approved the terms of NetApp’s revised proposal and approved the amendment to the merger agreement and related matters.

Following receipt of the revised proposal from NetApp, representatives of Qatalyst and Goldman Sachs discussed the financial terms of NetApp’s revised proposal regarding the proposed business combination involving Data Domain and NetApp and continued to request additional terms that would enhance the proposal from Data Domain’s point of view.

On the morning of June 3, 2009, the Data Domain board of directors held a meeting at which both EMC’s cash tender offer to the stockholders of Data Domain and the revised financial terms of the proposed business combination with NetApp were discussed. At this meeting, representatives of Fenwick & West and Qatalyst updated the Data Domain board of directors on the terms of the revised proposal regarding the proposed business combination with NetApp and the related amendment to the merger agreement. After further review and discussion, the Data Domain board of directors unanimously determined that the revised terms of NetApp’s proposal were advisable, fair to and in the best interests of Data Domain’s stockholders and voted to approve the amendment to the original merger agreement, which was filed with the SEC as an exhibit to Data Domain’s Current Report on Form 8-K filed later that day. The Data Domain board of directors further considered and discussed EMC’s cash tender offer to the stockholders of Data Domain and, after consultation with Qatalyst and Fenwick & West, the Data Domain board of directors reaffirmed its determination that EMC’s $30.00 per share all cash tender offer to the stockholders of Data Domain was reasonably likely to lead to a Superior Proposal (as that term is defined in the merger agreement). Later that day, the parties exectued the amendment to the merger agreement.

On June 3, 2009, a representative of Fenwick & West delivered to a representative of Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden Arps, legal counsel to EMC, a form of mutual non-disclosure agreement that contained a “standstill” provision with respect to shares of Data Domain common stock, which, under the original merger agreement, is a pre-condition to Data Domain’s discussions or negotiations with a third party, such as EMC, with respect to a potential Superior Proposal (as that term is defined in the merger agreement). Later in the day, EMC issued a press release reaffirming its $30.00 per share tender offer for all Data Domain shares.

Data Domain’s Reasons for the Merger; Recommendation of the Data Domain Board of Directors

In the course of reaching its decision to approve the merger, adopt the merger agreement and recommend that Data Domain stockholders vote “FOR” the adoption of the merger agreement, the Data Domain board of directors consulted with senior management, legal counsel and its financial advisor. The Data Domain board of directors also consulted with outside legal counsel regarding its fiduciary duties, legal due diligence matters and the terms of the merger agreement and related agreements. The following discussion includes all material reasons and factors considered by the Data Domain board of directors in making its recommendation, but is not, and is not intended to be, exhaustive:

•	Merger Consideration. The Data Domain board of directors considered the following with respect to the merger consideration to be received by the Data Domain stockholders:

•	that our stockholders will receive merger consideration of $30.00 per share consisting of $16.45 per share in cash and $13.55 per share in NetApp stock upon the completion of the merger (assuming NetApp’s common stock price remains within the 10% symmetrical collar discussed below), as compared to the uncertain future long-term value to our stockholders that might be realized if we remained independent;

•	the fact that the cash portion of the merger consideration will provide liquidity and certainty of value to our stockholders;

•	the fact that the stock portion of the merger consideration has a 10% symmetrical collar around the closing stock price of NetApp common stock on June 2, 2009 (the last trading day prior to the Data Domain board of directors’ approval of the Merger) of $19.34 that will provide adjustments to maintain the $30.00 per share merger consideration for variations in NetApp’s stock price of up to 10% in either direction between signing and closing of the merger, thereby providing downside protection for Data Domain stockholders if NetApp’s stock declines by up to 10% while maintaining a portion of the upside potential if NetApp’s stock increases in value by more than 10%;

•	the fact that the $30.00 per share value of the consideration for Data Domain common stock in the merger (assuming NetApp’s stock price remains within the 10% collar discussed above) represents significant premiums to our stockholders of approximately 115% premium over the average closing price of our common stock on The NASDAQ Global Select Market over the 60 trading day period ending on May 19, 2009 (the last trading day prior to the Data Domain board of directors’ approval of the merger) and a 72% premium over the closing price of our common stock on The NASDAQ Global Select Market on May 19, 2009 (the last trading day prior to the Data Domain board of directors’ approval of the merger) and the levels of those premiums as compared to the premiums in other comparable merger transactions; and

•	the then current financial market conditions and the recent and historical market prices of Data Domain common stock, including the market price performance of Data Domain common stock relative to those of other industry participants. See “Comparative Market Prices and Dividends” for information about our common stock prices over the past two years.

•	Synergy between NetApp and Data Domain. The Data Domain board of directors considered NetApp’s prospects following the closing of the merger. NetApp’s sales and distribution channels and international reach to offer the Data Domain product line to more customers, accelerating growth and market adoption. The Data Domain board of directors believed that the combination of the two companies would increase the value of NetApp and thereby the value of the NetApp common stock that Data Domain stockholders would receive in the merger.

•	Review of Prospects in Remaining Independent. The Data Domain board of directors considered the possibility of continuing to operate Data Domain as an independent public company. The Data Domain board of directors also considered the perceived risks and uncertainties of remaining an independent public company, the range of possible values to its stockholders arising from this alternative and the timing and uncertainty of successfully accomplishing meaningful growth under Data Domain’s strategic plan. The Data

Domain board of directors’ assessment was that pursuit of a growth strategy as an independent company was not reasonably likely to create greater value for the Data Domain stockholders than the merger, after discounting for the elapse of time and considering the factors reviewed below. In considering the alternative of pursuing growth as an independent company, the Data Domain board of directors considered the following factors:

•	increased competition, especially from competitors with greater name recognition, more resources, financial and otherwise, broader product offerings and more vertically integrated product offerings than Data Domain;

•	Data Domain’s slowing growth rates and the challenge of expanding beyond its core deduplication product offerings in the context of enterprise customers and large data centers increasing requests for a broader suite of data storage products and services;

•	the increasing preference of enterprises to consolidate vendors and use one vendor for all of its data center needs instead of using multiple vendors that offer best-of-breed products independently;

•	customer concern regarding Data Domain’s relatively small size compared to its competitors due to the critical nature of its storage products in customer data centers; and

•	the time and risk involved in integrating new management members and key employees if Data Domain were successful in recruiting new management and key employees.

•	Economic Conditions. The Data Domain board of directors considered the fact that the United States economy, in general, appears to be in a downturn. This turmoil and uncertainty could adversely affect the demand for Data Domain’s products and services. In addition, because Data Domain’s sales are primarily to corporate customers, Data Domain’s business depends on general economic and business conditions.

•	Opinion of Qatalyst Partners LP. The Data Domain board of directors considered the financial presentation of Qatalyst and the opinion of Qatalyst, dated May 20, 2009, that, as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken in such opinion, the merger consideration to be received by holders of shares of Data Domain common stock, other than affiliates who have executed voting agreements, pursuant to the original merger agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “Data Domain Proposal 1 — The Merger — Opinion of Qatalyst Partners LP” on page 62.

•	Likelihood and Timing of Closing. The Data Domain board of directors considered the likelihood that the proposed acquisition would be completed on a timely basis, in light of:

•	the customary closing conditions included in the merger agreement;

•	the fact that the merger does not need to be approved by foreign anti-trust authorities;

•	the available cash resources of NetApp to pay the cash portion of the merger consideration without the need for outside financing and the representation that NetApp made in the merger agreement to that effect; and

•	the fact that the merger does not need to be approved by NetApp’s stockholders and the representation that NetApp made in the merger agreement to that effect.

•	Terms of the Merger Agreement. The Data Domain board of directors considered the terms and conditions of the merger agreement and the course of negotiations thereof, including:

•	the limited conditions to NetApp’s obligation to complete the merger, including the absence of a financing condition or vote of NetApp’s stockholders and limited ability of NetApp to terminate the merger agreement under clearly defined circumstances;

•	the structure of the transaction as a merger, requiring approval by Data Domain’s stockholders, which would result in detailed public disclosure and a period of time prior to completion of the merger during which an unsolicited superior proposal, if any, could be brought forth;

•	the ability of the Data Domain board of directors, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the Data Domain board of directors determines in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) the third party has made an acquisition proposal that either constitutes or is reasonably likely to lead to a superior proposal and (B) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to the Data Domain stockholders;

•	the ability of the Data Domain board of directors, under certain circumstances, to change its recommendation that the Data Domain stockholders adopt the merger agreement if the Data Domain board of directors determines in good faith (after consultation with its outside counsel) that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties to the Data Domain stockholders;

•	the ability of Data Domain to terminate the merger agreement in order to accept a superior proposal, subject to certain conditions and payment to NetApp of $57.0 million, representing approximately 2.7% of the total equity value of the proposed transaction at the time of the execution of the merger agreement;

•	the belief of the Data Domain board of directors that the termination fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers; and

•	that Data Domain’s stockholders will be entitled to appraisal rights under Delaware law.

•	NetApp’s Reputation. The Data Domain board of directors considered the business reputation of NetApp and its management and the substantial financial resources of NetApp, which the Data Domain board of directors believed supported the conclusion that the merger could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the Data Domain board of directors also considered a variety of risks and factors weighing against the merger, including:

•	Risks of Announcement and Completion. The Data Domain board of directors considered:

•	the risks and contingencies related to the announcement of the merger, including our ability to retain key employees and maintain our relationships with customers, commercial partners and third parties;

•	the conditions to NetApp’s obligation to complete the merger and the right of NetApp to terminate the merger agreement under certain circumstances; and

•	the risks and costs to Data Domain if the merger is not completed, including the diversion of management and employee attention, potential employee attrition, the potential impact on our stock price and the effect on our business relationships.

•	Limitations on Data Domain’s Business. The Data Domain board of directors considered the potential limitations on Data Domain’s pursuit of business opportunities due to pre-closing covenants in the merger agreement whereby Data Domain agreed that it will carry on its business in the ordinary course of business consistent with past practice, and subject to specified exceptions, will not take certain actions related to the conduct of its business without the prior written consent of NetApp.

•	Absence of Pre-Signing Solicitation. The Data Domain board of directors considered the absence of contacting other companies or other effort to solicit interest from other potential buyers that might be a likely candidates for a strategic transaction with Data Domain prior to the execution and delivery of the merger agreement.

•	Potential Taxable Transaction. The Data Domain board of directors considered that the merger agreement allows for NetApp to increase the cash portion of the merger consideration in the event that the issuance of additional shares of its common stock would require NetApp to obtain a vote of its stockholders to approve the issuance and that the increase in the cash portion could result in the stock portion of the merger consideration being taxable to the Data Domain stockholders.

•	Stockholder Vote. The Data Domain board of directors considered the requirement that, unless the merger agreement is earlier terminated by Data Domain as a result of a receipt of a superior proposal, Data Domain must submit the merger agreement for adoption by Data Domain’s stockholders even if the Data Domain board of directors withdraws its recommendation of the merger.

•	Voting Agreements. The Data Domain board of directors considered that the directors, executive officers and affiliated entities holding shares that represent approximately 22% of Data Domain outstanding common stock as of May 20, 2009, would be entering into voting agreements to vote in favor of the merger and that even if the Data Domain board of directors changed its recommendation to vote against the merger under circumstances in which Data Domain is not entitled to terminate the merger agreement, those directors, executive officers and affiliated entities would still be required to approve the merger proposal.

•	Termination Fee and Other Alternative Acquirers. The Data Domain board of directors considered the possibility that the $57.0 million termination fee payable to NetApp under clearly defined circumstances might discourage a competing proposal to acquire Data Domain or reduce the price of any such proposal.

•	Interests of Directors and Officers. The Data Domain board of directors considered the interests that certain of our directors and executive officers have with respect to the merger in addition to their interests as Data Domain stockholders generally, as described in “Data Domain Proposal 1 — The Merger — Data Domain Officers and Directors Have Financial Interests in the Merger” on page 68.

The preceding discussion of the information and factors considered by the Data Domain board of directors is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Data Domain board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors. In addition, the Data Domain board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Data Domain board of directors conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger, adopting the merger agreement and recommending that Data Domain stockholders vote “FOR” the adoption of the merger agreement.

Opinion of Qatalyst Partners LP

Data Domain retained Qatalyst to act as its financial advisor in connection with a potential transaction involving Data Domain. Data Domain selected Qatalyst to act as its financial advisor based on Qatalyst’s qualifications, expertise, reputation and knowledge of the business and affairs of Data Domain. As financial advisor to Data Domain, on May 20, 2009, Qatalyst rendered to the Data Domain board of directors its written opinion that, as of such date and based upon and subject to the various assumptions, limitations and qualifications set forth in its opinion, the merger consideration to be received by the holders of shares of Data Domain common stock, other than affiliates who have executed voting agreements, pursuant to the original merger agreement was fair, from a financial point of view, to such holders.

The full text of Qatalyst’s written opinion, dated May 20, 2009, to the board of directors of Data Domain is attached hereto as Appendix D and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the entire opinion carefully in its entirety. Qatalyst’s opinion was provided to the Data Domain board of directors and addressed only the fairness, from a financial point of view, of the merger consideration to be received by the holders of shares of Data Domain common stock, other than affiliates who have executed voting agreements, pursuant to the original merger agreement as of the date of the opinion. It did not address any other aspect of the transaction and does not constitute a recommendation to the stockholders of Data Domain as to how to vote or act on any matter with respect to the merger. The summary of Qatalyst’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst reviewed the original merger agreement and certain publicly available financial statements and other business and financial information of Data Domain and NetApp. Qatalyst also reviewed certain financial projections and operating data prepared by the management of Data Domain (the “Data Domain Projections”) and by the management of NetApp (the “NetApp Projections”) and reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Data Domain and NetApp, respectively. Additionally, Qatalyst discussed the past and current operations and financial condition and the prospects of Data Domain and NetApp, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Data Domain and NetApp. Qatalyst also reviewed the historical market prices and trading activity for Data Domain common stock and NetApp common stock and compared the financial performance of Data Domain and the prices and trading activity of Data Domain common stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Qatalyst assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, it by Data Domain and NetApp. With respect to the Data Domain Projections and the NetApp Projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger and other matters covered thereby, Qatalyst was advised by the management of Data Domain and NetApp, respectively, and Qatalyst assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Data Domain and NetApp, respectively, of the future financial performance of Data Domain and NetApp, respectively. Qatalyst assumed that the merger would be completed in accordance with the terms set forth in the original merger agreement, without any modification or delay. In addition, Qatalyst assumed that in connection with the receipt of all the necessary approvals of the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on Data Domain, NetApp or the contemplated benefits expected to be derived in the proposed merger. Qatalyst also assumed that the merger would qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Qatalyst did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Data Domain or NetApp, nor was it furnished with any such evaluation or appraisal. In addition, Qatalyst relied, without independent verification, upon the assessments of the managements of Data Domain and NetApp as to (i) the existing and future technology and products of Data Domain and NetApp and the risks associated with such technology and products, (ii) their ability to integrate the businesses of Data Domain and NetApp and (iii) their ability to retain key employees of Data Domain and NetApp. In arriving at its opinion, Qatalyst was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Data Domain.

Qatalyst’s opinion has been approved by its opinion committee in accordance with its standard practice. Qatalyst’s opinion does not constitute a recommendation to any holder of shares of Data Domain common stock as to how to vote with respect to the merger and does not in any manner address the prices at which Data Domain common stock or NetApp common stock will trade at any time. Qatalyst’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date the opinion was delivered. Events occurring after the date of the opinion may affect Qatalyst’s opinion and the assumptions used in preparing it, and Qatalyst has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst’s opinion did not address the underlying business decision of Data Domain to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may have been available to Data Domain. Qatalyst’s opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of shares of Data Domain common stock, other than affiliates who have executed voting agreements, pursuant to the original merger agreement and Qatalyst expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Data Domain’s officers, directors or employees, or any class of such persons, relative to such merger consideration.

The following is a summary of the material analyses performed by Qatalyst in connection with its opinion dated May 20, 2009. The analyses described below must be considered as a whole; considering any portion of such analyses and of the factor considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst’s opinion. Except as otherwise noted, for purposes of its analyses, Qatalyst utilized equity research analyst projections for both Data Domain and NetApp, or the street projections, and the Data Domain Projections (which consisted of two sets of projections, denoted as Management Case 1 and Management Case 2 herein) for Data Domain.

Illustrative Discounted Cash Flow Analysis.  Qatalyst performed an illustrative discounted cash flow analysis, which is designed to imply a value of a company by calculating the net present value of estimated future cash flows of the company. Qatalyst calculated ranges of implied equity values per share for Data Domain based on discounted cash flow analyses utilizing the Data Domain Projections for the fiscal years 2009 through 2013. Qatalyst computed the unlevered free cash flows for Data Domain for the years 2009 through 2013 and calculated the terminal value based on the year 2013 unlevered free cash flow by applying a range of perpetual growth rates ranging from 3.0% to 5.0%. These values were then discounted to present values using cost of equity ranging from 12.0% to 15.0%. Qatalyst then applied a range of dilution factors from 5.0% to 10.0% to illustrate the terminal value dilution to current stockholders due to projected equity compensation grants by Data Domain. Based on the calculations set forth above, this analysis implied a range for Data Domain common stock of approximately $18.70 to $29.22 per share based on Management Case 1 and approximately $12.96 to $19.43 per share based on Management Case 2, in each case, net of Data Domain’s cash, in each case, including Data Domain’s net cash balance.

Selected Company Analysis.  Qatalyst performed a selected company analysis, which attempts to provide an implied value of a company by comparing it to selected publicly-traded companies. Qatalyst compared selected financial information and public markets multiples for Data Domain with publicly available information and public market multiples for selected technology ecosystems companies and data management companies. The companies used in this comparison included those companies listed below:

Technology Ecosystems Companies:

•	Microsoft Corporation

•	International Business Machines Corporation

•	Cisco Systems, Inc.

•	Oracle Corporation

•	Hewlett-Packard Company

•	EMC Corporation

•	Dell Inc.

•	VMware, Inc.

Data Management Companies:

•	Symantec Corporation

•	Citrix Systems, Inc.

•	F5 Networks, Inc.

•	Open Text Corporation

•	Riverbed Technology, Inc.

•	CommVault Systems, Inc.

•	3Par Inc.

•	Netezza Corporation

Based upon equity research analyst estimates for calendar year 2009 and the Data Domain Projections and using the closing prices as of May 19, 2009 for shares of the selected companies, Qatalyst calculated the following ratios for each of these companies:

•	the enterprise value divided by the estimated revenue for calendar year 2009;

•	the enterprise value divided by the estimated revenue for calendar year 2010;

•	the closing stock price divided by the estimated earnings per share for calendar year 2009; and

•	the closing stock price divided by the estimated earnings per share for calendar year 2010.

Based on the analysis of the relevant ratios for each of the selected companies, Qatalyst selected representative ranges of financial multiples of the selected companies and applied these ranges of multiples to the relevant Data Domain statistic. Based on the calculations set forth above, this analysis implied a range for Data Domain common stock of approximately $11.34 to $22.43 based on street projections, approximately $12.69 to $24.24 based on Management Case 1 and approximately $10.25 to $20.38 based on Management Case 2.

No company included in the selected company analysis is identical to Data Domain. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Data Domain, such as the impact of competition on the business of Data Domain and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Data Domain or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean or median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transaction Analysis.  Qatalyst performed a selected transaction analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the merger. Qatalyst compared the multiples paid in (i) 10 transactions from June 2005 through April 2009 involving public and private companies in the hardware/systems industry and (ii) 14 transactions from July 2003 through January 2009 involving public companies in the software industry. These transactions are listed below:

Target	Acquiror

Hardware/Systems Companies
Sun Microsystems, Inc.	Oracle Corporation
Foundry Networks, Inc.	Brocade Communications Systems, Inc.
LeftHand Networks	Hewlett-Packard Company
Diligent Technologies	International Business Machines Corporation
XIV	International Business Machines Corporation
EqualLogic, Inc.	Dell Inc.
McDATA Corporation	Brocade Communications Systems, Inc.
Advanced Digital Information Corporation	Quantum Corporation
Maxtor Corporation	Seagate Technology
Storage Technology Corporation	Sun Microsystems, Inc.

Software Companies
Interwoven, Inc.	Autonomy Corporation plc
BladeLogic, Inc.	BMC Software, Inc.
BEA Systems, Inc.	Oracle Corporation
Opsware Inc.	Hewlett-Packard Company
WebEx Communications, Inc.	Cisco Systems, Inc.
Altiris, Inc.	Symantec Corporation
Internet Security Systems, Inc.	International Business Machines Corporation
FileNet Corporation	International Business Machines Corporation
Mercury Interactive Corporation	Hewlett-Packard Company
RSA Security Inc.	EMC Corporation
MicroMuse Inc.	International Business Machines Corporation
Veritas Software Corporation	Symantec Corporation
Documentum, Inc.	EMC Corporation
Legato Systems, Inc.	EMC Corporation

For each of the transactions listed above, Qatalyst calculated the following ratios:

•	the ratio of the enterprise value to the estimated next twelve months revenue; and

•	the estimated next twelve months price to earnings multiple.

Based on the analysis of the relevant metrics for each transaction noted above, Qatalyst selected representative ranges of multiples of the transactions and applied these ranges of multiples to the relevant Data Domain financial statistic. Based on the calculations set forth above, this analysis implied a range for Data Domain common stock of approximately $15.96 to $25.96 based on street projections, approximately $17.50 to $27.05 based on Management Case 1 and approximately $14.26 to $25.96 based on Management Case 2.

No company or transaction utilized in the selected transactions analysis is identical to Data Domain, NetApp or the merger. In evaluating the selected transactions, Qatalyst made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Data Domain and NetApp, such as the impact of competition on the business of Data Domain, NetApp or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Data Domain, NetApp or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Qatalyst also performed and considered various other financial statistics in connection with its opinion dated May 20, 2009 as set forth below.

Future Trading Analysis.  Qatalyst performed an illustrative analysis of the implied present value of the future price per share of Data Domain common stock on a stand-alone basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of its estimated future earnings and assumed price to future earnings per share multiple. For this analysis, Qatalyst used the street projections for calendar year 2010 only and the Data Domain Projections for Management Case 1 and Management Case 2 for calendar years 2010 and 2011. Qatalyst first calculated the implied value per share of Data Domain common stock for calendar year 2010 with respect to the street projections and each of calendar years 2010 and 2011 with respect to Management Case 1 and Management Case 2 by applying a representative range of public market price to forward earnings per share multiples to earnings per share estimates for Data Domain. Qatalyst then discounted these values using a cost of equity of 13.5%. Based on the calculations set forth above, this analysis implied a range for Data Domain common stock of approximately $15.81 to $19.76 per share based on street projections, approximately $17.09 to $25.10 per share based on Management Case 1 and approximately $12.04 to $15.69 per share based on Management Case 2.

Contribution Analysis.  Qatalyst reviewed estimated 2009 and 2010 operating and financial information based on the street projections for Data Domain and NetApp. Such operating and financial information included, among other things, revenues, gross profits, operating profits and net income. Qatalyst analyzed the relative potential financial contribution of Data Domain to the combined company following completion of the merger, the implied equity ownership determined by valuing such contributions and the implied value per share. Based on the calculations set forth above, this analysis implied a range for Data Domain common stock of approximately $9.64 to $14.07 per share.

Premia Paid Statistics.  Qatalyst reviewed the premia paid in selected domestic public company cash and cash/stock mix transactions that have been completed or are pending since 2003 in which the target company was a publicly-traded technology company and the transaction value was greater than $500 million. Qatalyst selected a representative range of implied premia (representing the 25th percentile and 75th percentile) and applied this range of premia to the price of Data Domain common stock of $17.43 as of May 19, 2009, which implied a range for Data Domain common stock of approximately $20.36 to $24.16 per share.

Equity Research Analyst Price Targets Statistics.  Qatalyst reviewed and analyzed the price targets for Data Domain common stock prepared and published by equity research analysts during the period from April 23, 2009 through April 28, 2009. These targets reflect each analyst’s estimate of the future public market trading price of Data Domain common stock and are not discounted to reflect present values.

Qatalyst noted that the range of undiscounted equity research analyst price targets of Data Domain common stock was between $11.00 and $24.00 per share. Qatalyst further calculated that using a cost of equity of 13.5% and a discount period of one year, the present value of the equity research analyst price target range for Data Domain common stock was approximately $9.69 to $21.15 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Data Domain common stock and these estimates are subject to uncertainties, including the future financial performance of Data Domain and future financial market conditions.

Miscellaneous

In connection with the review of the transaction by the Data Domain board of directors, Qatalyst performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Qatalyst considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst’s view of the actual value of Data Domain or NetApp. In performing its analyses, Qatalyst made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Data Domain and NetApp. Any estimates contained in

Qatalyst’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration pursuant to the original merger agreement, from a financial point of view, to holders of shares of Data Domain common stock, other than affiliates who have executed voting agreements, and in connection with the delivery of its opinion to the Data Domain board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Data Domain common stock might actually trade.

Qatalyst’s opinion and its presentation to the Data Domain board of directors was one of many factors taken into consideration by the Data Domain board of directors in deciding to approve the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Data Domain board of directors with respect to the merger consideration or of whether the Data Domain board of directors would have been willing to agree to a different merger consideration. The merger consideration was determined through arm’s-length negotiations between Data Domain and NetApp and was approved by the Data Domain board of directors. Qatalyst provided advice to Data Domain during these negotiations. Qatalyst did not, however, recommend any specific merger consideration to Data Domain or that any specific merger consideration constituted the only appropriate merger consideration for the merger.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Data Domain, NetApp or their respective affiliates. During the two year period prior to the date of Qatalyst’s opinion, no material relationship existed between Qatalyst and its affiliates and Data Domain or NetApp pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and its affiliates may in the future provide investment banking and other financial services to Data Domain and NetApp and their respective affiliates for which they would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst provided Data Domain with financial advisory services in connection with the transaction for which it will be paid a customary fee, a portion of which became payable upon execution of the letter agreement, a portion of which became payable upon delivery of its opinion and a substantial portion of which is contingent upon, and will become payable upon, completion of the merger. Data Domain has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. In addition, Data Domain has agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities and expenses related to or arising out of Qatalyst’s engagement.

Data Domain Officers and Directors Have Financial Interests in the Merger

In considering the recommendation of the Data Domain board of directors that you vote to approve the merger proposal, you should be aware that Data Domain’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of Data Domain’s stockholders generally and that are described below. The members of Data Domain’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending to the stockholders that the merger agreement be approved and adopted. For purposes of all of the Data Domain and NetApp agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change in control.

Equity Compensation Awards

The merger agreement provides that, upon completion of the merger, each Data Domain option will be assumed and converted, based on the option exchange ratio, into an option to purchase NetApp common stock subject to the same vesting restrictions and other terms and conditions of such Data Domain option. The merger agreement also provides that, upon completion of the merger, each then outstanding restricted stock unit or share of restricted stock of Data Domain will be assumed and converted into the right to receive the merger consideration, but will otherwise be subject to the same vesting restrictions and other terms and conditions of the Data Domain awards. Please see “The Merger Agreement — Treatment of Data Domain Stock Options and Other Equity-Based Awards” beginning on page 77 for a detailed discussion of the treatment of equity-based awards.

Our executive officers, Frank Slootman, Michael P. Scarpelli, David L. Schneider, Daniel R. McGee and Nick Bacica, are participants in the Data Domain Management Change in Control Plan, which provides for vesting acceleration of their equity awards upon an involuntary termination (without cause or voluntary resignation for good reason) following a change in control of Data Domain. Pursuant to the Data Domain Management Change in Control Plan, upon such an involuntary termination following a change in control of Data Domain, 50% (or 100% in the case of Mr. Slootman) of their then unvested equity awards will immediately vest.

Pursuant to agreements with the non-employee directors of Data Domain, namely Aneel Bhusri, Ronald Bernal, Ronald Codd, Reed Hundt, Kai Li, Jeffrey Miller and Scott Sandell, certain of their awards of Data Domain stock options and restricted stock will fully vest as a result of the completion of the merger. Upon completion of the merger, the directors of Data Domain will cease to be directors. The following table identifies, for each of Messrs. Bhusri, Bernal, Codd, Hundt, Li, Miller and Sandell (A) the number of unvested options to acquire shares of Data Domain common stock (at exercise prices ranging from $1.00 to $8.90) that would vest upon completion of the merger and the corresponding value representing the difference between the exercise price and the assumed share price multiplied by the number of shares accelerated, and (B) the number of shares of unvested Data Domain restricted stock that would vest upon completion of the merger, and the corresponding value of shares accelerated based on the assumed share price assuming a closing date of August 31, 2009:

			Unvested Data
	Unvested Data		Domain	Value of
	Domain	Value of	Restricted Stock	Accelerated
	Options Vesting	Accelerated Option	Vesting Upon	Restricted Stock
	Upon Completion of	Vesting Assuming	Completion of the	Vesting Assuming
Name	the Merger	$30 Share Price	Merger	$30 Share Price

Mr. Bernal	39,584	$835,222	—	$—
Mr. Bhusri	39,584	835,222	—	—
Mr. Codd	58,334	1,691,686	—	—
Mr. Hundt	79,167	1,670,423	—	—
Mr. Li	—	—	83,997	2,519,910
Mr. Miller	58,334	1,691,686	—	—
Mr. Sandell	39,584	835,222	—	—

Severance Benefits in Certain Employment Agreements

Each of Mr. Slootman, Mr. Scarpelli, Mr. Schneider, Mr. McGee and Mr. Bacica are party to employment agreements that provide for severance benefits in the event their employment is terminated for any reason other than cause or permanent disability, provided they sign a general release of claims. In the event Mr. Slootman’s employment is terminated for any reason other than cause or permanent disability, he would be entitled to receive continued cash severance payments equal to his base salary for a period of six months. In the event Mr. Scarpelli’s employment is terminated for any reason other than cause or permanent disability, he would be entitled to receive continued cash severance payments equal to his base salary for a period of three months and reimbursement for the premiums paid for continued health coverage through COBRA for up to three months; however, if such termination occurs within twelve months following a change in control of Data Domain, the cash severance will instead be a lump sum equal to six months of his base salary and 50% of his target bonus in effect at the time of termination. Each of the employment agreements for Mr. Schneider, Mr. McGee and Mr. Bacica provide that in the event they are terminated for any reason other than cause or permanent disability, they would be entitled to receive continued cash severance payments equal to their base salary for a period of three months and reimbursement for the premiums paid for continued health insurance through COBRA for up to three months.

The information for each of Mr. Slootman, Mr. Scarpelli, Mr. Schneider Mr. McGee and Mr. Bacica regarding vesting acceleration and severance payments in the event their employment is terminated for certain reasons, as of June 1, 2009 assuming a share price of $30.00 per share, is set forth in the table below.

		Termination	Termination
		Other Than	Other Than
		for Cause or	for Cause or	Resignation
		Disability	Disability	for Good
		Prior to	After a	Reason After
		Change in	Change in	a Change in
Name	Benefit	Control	Control	Control

Frank Slootman	Severance	$175,000	$175,000	$—
	Option Acceleration	1,306,958	17,130,958	17,130,958
	RSU Acceleration	—	1,500,000	1,500,000
	COBRA Premiums	—	—	—
	Total Value	1,481,958	18,805,958	18,630,958
Michael P. Scarpelli	Severance	72,500	217,500	—
	Option Acceleration	—	4,365,385	4,365,385
	RSU Acceleration	—	375,000	375,000
	COBRA Premiums(1)	—	—	—
	Total Value	72,500	4,957,885	4,740,385
David L. Schneider	Severance	61,250	61,250	—
	Option Acceleration	—	1,947,852	1,947,852
	RSU Acceleration	—	350,010	350,010
	COBRA Premiums	5,141	5,141	—
	Total Value	66,391	2,364,253	2,297,862
Daniel R. McGee	Severance	68,750	68,750	—
	Option Acceleration	—	2,019,069	2,019,069
	RSU Acceleration	—	300,000	300,000
	COBRA Premiums	3,544	3,544	—
	Total Value	72,294	2,391,363	2,319,069
Nick Bacica	Severance	62,500	62,500	—
	Option Acceleration	—	1,071,700	1,071,700
	RSU Acceleration	—	300,000	300,000
	COBRA Premiums	3,544	3,544	—
	Total Value	66,044	1,437,744	1,371,700

(1)	Pursuant to his offer letter, Mr. Scarpelli is eligible for three months of company-paid COBRA premiums if he is terminated other than for cause or disability. However, he currently has elected not to participate in Data Domain’s health plan.

Protection of Data Domain Directors and Officers Against Claims

NetApp has agreed to cause the surviving entity in the merger to indemnify and hold harmless each present and former director and officer of Data Domain and its subsidiaries from liability for matters arising at or prior to the completion of the merger to the fullest extent provided by applicable law. NetApp also has agreed that it will maintain in place existing indemnification and exculpation rights in favor of Data Domain’s and its subsidiaries’ directors and officers for six years after the merger, and that it will enter into a policy of directors’ and officers’ liability insurance coverage providing at least equivalent insurance coverage of Data Domain’s and its subsidiaries’ directors and officers for six years following completion of the merger, except that NetApp is not required to incur annual premium expenses in excess of two hundred percent (200%) of the amount paid by Data Domain for coverage for its last fiscal year.

NetApp’s Reasons for the Merger

NetApp’s board of directors approved the merger agreement at a special meeting held on June 2, 2009, and determined that the merger agreement and the merger are in the best interests of NetApp and its stockholders. At a special meeting on June 2, 2009, the board of directors approved an amendment to the merger agreement and determined that the merger agreement, as amended, and the merger are in the best interests to NetApp and its stockholders. In reaching this decision, NetApp’s board of directors considered the financial performance and condition, business operations and prospects of each of NetApp, Data Domain and the combined company, the terms and conditions of the merger agreement and the ancillary documents, the results of the due diligence investigation conducted by NetApp’s management, accountants and legal counsel, and the analysis of NetApp’s legal and financial advisors.

NetApp’s board of directors also considered a number of potential benefits of the merger, including those listed below:

•	the acquisition of Data Domain is expected to complement NetApp’s storage and data management business, and maximize growth of the combined company and market adoption of NetApp and Data Domain product offerings;

•	the merger will permit NetApp to enhance product offerings to international markets and a greater number of enterprise customers;

•	the merger will expand NetApp’s product portfolio, including the addition of multi-vendor disk-based backup solutions currently offered in the Data Domain product line;

•	the merger will provide NetApp’s resellers with access to an industry-leading deduplication solution for disk-based backup solutions and channel partners with a more robust partner program;

•	the merger will allow NetApp to capture a greater share of the capacity optimized disk market;

•	the merger advances NetApp’s ability to enable customers to adopt disk-based backup in any storage environment; and

•	the merger is expected to increase operational efficiency and create opportunities for cost reduction through the elimination of redundant overhead expenses and public company costs.

NetApp’s board of directors also considered a number of potentially negative factors, including those listed below:

•	the risk that the value of the Data Domain business could decline after the execution of the merger agreement, particularly in light of the fact that the merger consideration would not be adjusted to reflect declines in the market price of Data Domain common stock;

•	the risk that the potential benefits of the merger would not be realized fully as a result of challenges the companies might face in integrating their technology, personnel and operations, as well as general industry-wide or economic conditions or other factors;

•	the risk that, if the merger is not completed, NetApp’s management would have devoted substantial time and resources to the combination at the expense of attending to and growing NetApp’s business or other business opportunities;

•	the risk associated with the additional demands that the acquisition of Data Domain would place on NetApp and its management, including the potential disruption of NetApp’s ongoing business as NetApp’s management and employees are required to dedicate significant time and effort in order to integrate the two companies’ systems, cultures, processes, controls and two separate client experiences; and

•	the risk that the potential growth, perceived synergies and anticipated opportunities considered by NetApp’s board of directors will not be achieved through the completion of the merger.

The foregoing list comprises the material factors considered by NetApp’s board of directors in its consideration of the merger and intended to be a summary rather than an exhaustive list. In view of the variety and complexity of factors and information considered, NetApp’s board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. Rather, the decision was made after consideration of all of the factors as a whole. In addition, individual members of NetApp’s board of directors may have given different weight to different factors.

Board of Directors and Management of NetApp Following Completion of the Merger

Upon completion of the merger, the current directors and officers of NetApp are expected to continue in their current positions. Information about the current NetApp directors and executive officers can be found in the documents listed under the heading “NetApp SEC Filings” in the section entitled “Where You Can Find More Information” beginning on page 119.

Public Trading Markets

NetApp’s common stock trades on the NASDAQ Global Select Market under the symbol “NTAP.” Data Domain’s common stock trades on the NASDAQ Global Select Market under the symbol “DDUP.” Upon completion of the merger, Data Domain common stock will be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act. The newly issued NetApp common stock issuable pursuant to the merger agreement will be listed on the NASDAQ Global Select Market. The shares of NetApp common stock to be issued in connection with the merger will be freely transferable under the Securities Act.

NetApp’s Dividend Policy

NetApp has never paid cash dividends on its capital stock. NetApp currently anticipates retaining all available funds, if any, to finance internal growth and product development as well as other possible management initiatives, including stock repurchases and acquisitions. Payment of dividends in the future will depend upon NetApp’s earnings and financial condition and such other factors as the directors may consider or deem appropriate at the time.

Appraisal Rights

Under Section 262 of the DGCL, any holder of Data Domain common stock who does not wish to accept the merger consideration may elect to exercise appraisal rights in lieu of receiving the merger consideration. A stockholder who exercises appraisal rights may petition the Delaware Court of Chancery to determine the “fair value” of his, her or its shares, exclusive of any element of value arising from the accomplishment or expectation of the first-step merger, and receive payment of fair value in cash, together with interest, if any. However, the stockholder must comply with the provisions of Section 262 of the DGCL.

The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Appendix C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Data Domain common stock who exercises appraisal rights.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the merger agreement, the company, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the applicable statutory provisions are attached to this proxy statement/prospectus as Appendix C. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Appendix C. Any holder of Data Domain common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Appendix C carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights, will be entitled to receive the merger consideration described in the merger agreement.

Stockholders wishing to exercise the right to seek an appraisal of their shares must do ALL of the following:

•	the stockholder must not vote in favor of the proposal to adopt the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal, abstain or not vote its shares;

•	the stockholder must deliver to Data Domain a written demand for appraisal before the vote on the merger agreement at the special meeting;

•	the stockholder must continuously hold the shares from the date of making the demand through the effective time of the first-step merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger; and

•	the stockholder or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the first-step merger. The surviving company is under no obligation to file any petition and has no intention of doing so.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of Data Domain common stock issued and outstanding immediately prior to the effective time of the first-step merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must reasonably inform Data Domain of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

Data Domain, Inc.
2421 Mission College Blvd.
Santa Clara, CA 95054
Attention: Corporate Secretary

If the merger is completed, NetApp will give written notice of the effective time of the merger within 10 days after the effective time to each former Data Domain stockholder who did not vote in favor of the merger proposal and who made a written demand for appraisal in accordance with Section 262 of the DGCL. Within 120 days after the effective time of the merger, but not later, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Data Domain common stock held by all dissenting stockholders. The surviving company is under no obligation to file any petition and has no intention of doing so. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the first-step merger, any stockholder who, to that point in time, has complied with the provisions of Section 262 of the DGCL, may receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which Data Domain has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with this direction may be dismissed from the proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Data Domain common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with interest, if any, to be paid on the amount determined to be fair value.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

The Delaware Court of Chancery will determine the costs of the appraisal proceeding and will allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the first-step merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the first-step merger.

Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective time of the first-step merger will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on the terms the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the consideration for your dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Data Domain stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

Regulatory Approvals Required for the Merger

NetApp and Data Domain have agreed to use reasonable best efforts to obtain as promptly as practicable all regulatory approvals that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the Department of Justice, or the DOJ, and the Federal Trade Commission, or the FTC, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. NetApp and Data Domain have completed, or will complete, the filing of the applications to obtain the applicable regulatory approvals. NetApp and Data Domain are not permitted to complete the merger until the applicable waiting periods under the HSR Act have expired or been terminated.

Based upon an examination of information available relating to the businesses in which the companies are engaged, NetApp and Data Domain believe that the completion of the merger will not violate any U.S. antitrust laws. However, either the DOJ or FTC could open an investigation of the merger that could extend the statutory waiting period, and could also challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest, before or after the statutory waiting period, and even after completion of the merger. State attorneys general in the various states in which NetApp and Data Domain operate may also open an investigation of the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after completion of the merger. NetApp and Data Domain cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, NetApp and Data Domain will prevail.

THE MERGER AGREEMENT

The following description describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. NetApp and Data Domain encourage you to read the entire merger agreement. The merger agreement is not intended to provide any other factual information about NetApp or Data Domain. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings each of NetApp and Data Domain makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Merger

Each of the Data Domain board of directors and NetApp board of directors has approved the merger agreement, as amended, which provides for the merger of Kentucky Merger Sub One Corporation with and into Data Domain, with Data Domain, as a wholly owned subsidiary of NetApp, remaining as the “interim” surviving entity, immediately followed (subject to the satisfaction of certain conditions described below) by the merger of the “interim” surviving entity with and into Derby Merger Sub Two LLC, with Derby Merger Sub Two LLC remaining as the surviving entity. The second step will occur only if Wilson Sonsini Goodrich & Rosati, Professional Corporation and Fenwick & West LLP deliver tax opinions at the closing, as further described below. The first-step merger and the second-step merger are referred to collectively as the merger unless otherwise indicated herein.

Per Share Merger Consideration

Each share of Data Domain common stock issued and outstanding immediately prior to the effective time of the first-step merger will be converted into the right to receive (a) $16.45 per share in cash, without interest and less any required withholding under United States federal, state, local or foreign law, referred to as the cash consideration, plus (b) a number of validly issued, fully paid and non-assessable shares of NetApp common stock equal to the following exchange ratio, which shares are referred to as the stock consideration:

(i) 0.7783 shares of NetApp common stock if the closing average (as defined below) is less than $17.41;

(ii) 0.6370 shares of NetApp common stock if the closing average is greater than $21.27; and

(iii) that fraction of a share of NetApp common stock (rounded to the nearest ten thousandth) equal to the quotient obtained by dividing $13.55 by the closing average, if the closing average is (A) less than or equal to $21.27 and (B) greater than or equal to $17.41.

The closing average is the average of the closing prices for NetApp common stock, rounded to the nearest one-hundredth of a cent, on the NASDAQ Global Select Market for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the effective time of the first-step merger. Data Domain stockholders may contact Innisfree M&A Incorporated, Data Domain’s information agent, toll free at (888) 750-5834, and banks or brokers may call collect at (212) 750-5833, for information regarding the merger consideration payable in connection with the merger based on information available as of the date of inquiry.

In the event that the exchange ratio is greater than or equal to 0.7006 and less than 0.7783, NetApp, in its sole discretion, may (a) reduce the stock consideration by such amount as NetApp may determine and (b) increase the cash consideration by an amount equal to the product of (i) the amount of such reduction in the stock consideration multiplied by (ii) the closing average. However, NetApp may not reduce the amount of the stock consideration and increase the cash consideration to the extent that it would reasonably be expected to cause the merger to fail to qualify as a tax-free reorganization under the Internal Revenue Code, except as may be required as described below.

If the aggregate amount of the stock consideration issuable in the merger (including the stock consideration issuable to holders of Data Domain options and restricted stock units) would exceed 19.5% of the outstanding shares of NetApp common stock immediately prior to the effective time of the first-step merger, the stock consideration will be decreased to the minimum extent necessary so that no more than 19.5% of the outstanding shares of NetApp common stock will be issued in the merger (with such percentage measured immediately prior to the effective time of the first-step merger). In such event, the cash consideration will be increased by an amount equal to the product of (a) the amount of the reduction in the stock consideration multiplied by (b) the closing average. In the event that the stock consideration is decreased in accordance with this paragraph, the merger may fail to qualify as a tax-free reorganization under the Internal Revenue Code. In addition, on the third trading day preceding the date of the special meeting of the Data Domain stockholders, NetApp and Data Domain will issue a joint press release announcing the aggregate merger consideration that would be payable to the Data Domain stockholders and whether the merger would qualify as a tax-free reorganization, assuming that the merger closed on the date of the special meeting. However, there can be no assurance that the merger will close on the date of the special meeting of the stockholders, and, as such, the assumptions in that announcement may differ from the actual merger consideration payable in, and the tax treatment of, the merger at the closing.

The stock consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of NetApp’s common stock), reorganization, recapitalization, reclassification or other similar change with respect to NetApp’s common stock having a record date on or after the date of the merger agreement but before the completion of the first-step merger. No fractional shares of NetApp common stock will be issued in the first-step merger. Instead, each Data Domain stockholder otherwise entitled to a fraction of a share of NetApp common stock (after aggregating all fractional shares of NetApp common stock issuable to such stockholder) will be entitled to receive in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of NetApp common stock as reported on the NASDAQ Global Select Market on the trading day immediately prior to the date the first-step merger is completed.

As a result of the first-step merger, each share of common stock of Kentucky Merger Sub One issued and outstanding immediately prior to the effective time of the first-step merger will be converted into common stock of the “interim” surviving entity. If the second-step merger occurs, each share of common stock of the “interim” surviving entity issued and outstanding immediately prior to the effective time of the second-step merger will be converted into membership interests of Merger Sub Two.

Treatment of Data Domain Stock Options and Other Equity-Based Awards

Data Domain Stock Options

Each outstanding option to acquire Data Domain common stock granted under Data Domain’s stock incentive plans will be assumed and converted automatically at the effective time of the first-step merger into an option to purchase NetApp common stock and will continue to be governed by the terms of the applicable Data Domain stock plan and related grant agreement under which it was granted, except that:

•	The number of shares of NetApp common stock subject to each converted Data Domain stock option will equal the product, rounded down to the nearest whole share of NetApp common stock, of (A) the number of shares of Data Domain common stock previously subject to the Data Domain stock option and (B) the option exchange ratio, which is the sum of (X) the exchange ratio for the stock consideration payable to Data Domain stockholders in the merger (which will be a number greater than or equal to 0.6370 shares and less than or equal to 0.7783 shares of NetApp common stock) and (Y) a fraction (represented as a decimal) whose numerator is the cash consideration and whose denominator is the closing average as defined herein; and

•	The exercise price of NetApp common stock subject to each converted Data Domain stock option will equal the exercise price for each share of Data Domain common stock previously subject to the Data Domain option, divided by the option exchange ratio, rounded up to the nearest cent.

Data Domain Restricted Stock Units and Restricted Shares

Each of Data Domain’s restricted stock units outstanding at the effective time of the first-step merger will be assumed and converted into a restricted stock unit representing the right to receive the merger consideration payable for shares underlying each assumed and converted restricted stock unit. The assumed and converted restricted stock units will otherwise be payable or distributable in accordance with the same terms and conditions of the agreements and the applicable Data Domain stock plans, including vesting restrictions, that applied to such Data Domain restricted stock units immediately prior to the effective time of the first-step merger.

Each of Data Domain’s unvested shares of restricted stock outstanding at the effective time of the first-step merger will be assumed and converted into the right to receive the merger consideration payable for such shares. The merger consideration payable for such unvested shares of restricted stock will otherwise be payable or distributable in accordance with the terms and conditions, including vesting restrictions that applied to such shares of Data Domain restricted stock immediately prior to the effective time of the first-step merger.

NetApp has agreed to file a Form S-8 registration statement within two business days of the effective time of the first-step merger with the SEC to the extent necessary to register the NetApp common stock subject to the assumed and converted stock options and restricted stock units.

Completion of the Merger

The merger agreement requires the parties to complete the merger after all of the conditions to the completion of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the stockholders of Data Domain. The first-step merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is agreed to by NetApp, Kentucky Merger Sub One and Data Domain and specified in the certificate of merger. The second-step merger will become effective, if at all, at the time of filing of a certificate of merger with the Secretary of State of the State of Delaware. Because the completion of the merger is subject to the receipt of governmental and regulatory approvals and the satisfaction of other conditions, the exact timing of the completion of the merger cannot be predicted.

Conversion of Shares; Exchange of Certificates

The merger agreement provides that NetApp will select a reputable bank or trust company, reasonably acceptable to Data Domain, to act as the exchange agent. The merger agreement provides that on or prior to the date of completion of the first-step merger, NetApp will deposit with the exchange agent a sufficient amount of cash to make the payment of the cash consideration, a sufficient number of shares of NetApp common stock to provide for the issuance of the stock consideration, and a sufficient amount of cash to make payments in lieu of fractional shares and any dividends or distributions to which holders of Data Domain common stock are entitled pursuant to the terms of the merger agreement. The exchange agent will be entitled to deduct and withhold from the cash amounts payable to any Data Domain stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

The merger agreement contemplates that, promptly following the completion of the first-step merger, the exchange agent will mail to each record holder of Data Domain common stock immediately prior to the completion of the first-step merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Data Domain stock certificates. The merger agreement provides that, upon surrender of a Data Domain common stock certificate for exchange to the exchange agent (or upon receipt of an appropriate agent’s message in the case of book-entry shares), together with a duly signed and completed letter of transmittal, and such other documents as the exchange agent or NetApp may reasonably require, the holder of the Data Domain stock certificate will be entitled to receive the following:

•	the number of shares of NetApp common stock calculated based on the exchange ratio (which, at NetApp’s election, may be in book-entry form unless a physical stock certificate is requested or is otherwise required by applicable law);

•	the per share cash amount payable for each share of Data Domain common stock;

•	cash in lieu of any fractional share of NetApp common stock; and

•	cash in respect of any dividends or other distributions declared or made by NetApp after the date of the merger agreement.

After the completion of the first-step merger, all holders of certificates representing shares of Data Domain common stock that were outstanding immediately prior to the completion of the first-step merger will cease to have any rights as stockholders of Data Domain, other than the right to receive the merger consideration (or, in the alternative, the appraisal rights described under the heading “Data Domain Proposal 1 — The Merger — Appraisal Rights,” if so elected) and any rights to dividends or other distributions. In addition, no transfer of Data Domain common stock after the completion of the first-step merger will be registered on the stock transfer books of Data Domain.

If any Data Domain stock certificate has been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed stock certificate the merger consideration upon the delivery of an affidavit by the owner of such stock certificate claiming that such stock certificate has been lost, stolen or destroyed. However, NetApp and/or the exchange agent may, in its discretion and as a condition to the payment of cash or the issuance of any shares of NetApp common stock in exchange therefor, also require the owner of such lost, stolen or destroyed stock certificate to deliver a bond as indemnity against any claim that may be made with respect to that stock certificate against NetApp, the “interim” surviving entity, the surviving entity or the exchange agent.

Stock certificates should not be surrendered for exchange by Data Domain stockholders before the completion of the first-step merger and should be sent only pursuant to instructions set forth in the letters of transmittal, which the merger agreement provides will be mailed to Data Domain stockholders promptly following the completion of the first-step merger. In all cases, the cash payments, shares of NetApp common stock and cash in lieu of fractional shares will be delivered only in accordance with the procedures set forth in the letter of transmittal.

Representations and Warranties

In the merger agreement, Data Domain, NetApp, Kentucky Merger Sub One Corporation and Derby Merger Sub Two LLC each made representations and warranties relating to, among other things:

•	organization and standing;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

•	the absence of conflicts with organizational documents, other contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	capitalization;

•	documents filed with the SEC and other governmental authorities;

•	financial statements and controls;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since a recent balance sheet date (in the case of NetApp and Data Domain only);

•	the absence of litigation and orders; and

•	broker’s fees.

In the merger agreement, NetApp, Kentucky Merger Sub One Corporation and Derby Merger Sub Two LLC also each made representations and warranties relating to:

•	their not owning any shares of Data Domain common stock; and

•	available funding.

In the merger agreement, Data Domain also made representations and warranties relating to:

•	subsidiaries;

•	compliance with laws and orders;

•	permits;

•	material contracts;

•	tax matters;

•	employee benefits;

•	labor matters;

•	real property;

•	environmental matters;

•	assets and personal property;

•	intellectual property;

•	insurance;

•	the absence of transactions with related parties;

•	state anti-takeover statutes; and

•	receipt by the Data Domain board of directors of an opinion from Qatalyst Partners LP.

Material Adverse Effect

Several of the representations, warranties, covenants, closing conditions and termination provisions in the merger agreement use the phrase “material adverse effect.” The merger agreement provides that “material adverse effect” means, with respect to either NetApp or Data Domain, as the case may be, any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the material adverse effect that:

•	is or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of NetApp or Data Domain, as applicable, taken as a whole; or

•	is or would reasonably be expected to have a material adverse effect on NetApp’s or Data Domain’s ability, as applicable, to complete the merger in accordance with the terms of the merger agreement and applicable law.

The merger agreement provides, however, that none of the following (by themselves or when taken with any other fact, circumstance, change or effect) will be deemed to constitute, or be taken into account in determining whether there has occurred or could reasonably be expected to occur, a material adverse effect on NetApp or Data Domain, as applicable:

•	changes in the general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally, to the extent that they do not have a disproportionate impact on NetApp or Data Domain relative to other companies and operating in the same industries in which NetApp or Data Domain operates;

•	changes in general conditions in the industries in which NetApp or Data Domain operates, to the extent that they do not have a disproportionate impact on NetApp or Data Domain relative to other companies operating in the same industries in which NetApp or Data Domain operates;

•	changes in generally accepted accounting principles or other accounting standards, or the interpretation of such principles or standards by a third party, applicable federal, state, local, municipal, foreign or other law or regulatory conditions, or the interpretation of such law or regulations by a third party;

•	any failure to take any action or the taking of any specific action by NetApp or Data Domain taken with the prior written consent or written direction of the other party;

•	the taking of any specific action expressly required by the merger agreement;

•	acts of war, armed hostilities or terrorism, to the extent that they do not have a disproportionate impact on NetApp or Data Domain relative to other companies operating in the same industries in which NetApp or Data Domain operates;

•	changes in the trading price or trading volume of NetApp’s or Data Domain’s common stock, in and of itself, provided that the exception described in this bullet shall not in any way prevent or otherwise affect a determination that any fact, circumstance, change or effect that has resulted in, or contributed to, a material adverse effect;

•	the public announcement of the merger agreement or pendency of the merger, including any loss of employees, provided that the exception described in this bullet shall not apply to any fact, circumstance, change or effect related to or caused by any legal proceedings resulting from the announcement and pendency of the merger and the transactions contemplated by the merger agreement;

•	any failure of NetApp or Data Domain to meet any public or internal estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, or failure to meet any internal budgets, plans, or forecasts of revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be deemed to constitute, in and of itself, a material adverse effect and may be taken into consideration when determining whether a material adverse effect has occurred); or

•	stockholder class action, derivative litigation or other legal proceedings made or brought by any of the current or former stockholders of NetApp or Data Domain against NetApp or Data Domain arising out of the merger or any other transactions contemplated by the merger agreement.

Covenants; Conduct of Business Prior to the Merger

Interim Conduct of Data Domain’s Business

Data Domain has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the first-step merger. In general, Data Domain agreed to (1) carry on its business in the ordinary course in all material respects in substantially the same manner as previously conducted and in material compliance with all applicable laws and (2) use commercially reasonable efforts consistent with its past practices to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

Data Domain further agreed that, except (a) as expressly contemplated or permitted by the merger agreement, (b) as specifically set forth in Data Domain’s disclosure schedule that was delivered to NetApp at the time of signing the merger agreement, (c) as required by applicable law or the terms of any Data Domain employee benefit plan, or (d) with NetApp’s prior written consent, Data Domain will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	amend its certificate of incorporation or bylaws;

•	authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver securities of Data Domain or any of its subsidiaries, except for the issuance and sale of capital stock pursuant to outstanding stock awards, the issuance of shares pursuant to the Data Domain 2007 Employee Stock Purchase Plan and the issuance of up to 250,000 restricted stock units granted in the ordinary course of business after the date of the merger agreement;

•	acquire, redeem, or amend any securities of Data Domain or any of its subsidiaries, except to the extent that such acquisition or redemption is pursuant to the terms of any employee benefit plan or any agreement subject to any such employee benefit plan;

•	other than dividends or distributions made by any direct or indirect wholly owned subsidiary of Data Domain to Data Domain or one of its subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Data Domain or any of its subsidiaries;

•	(i) except to or from subsidiaries of Data Domain, incur or assume any indebtedness or issue any debt securities, assume or guarantee the obligations of any other person or acquire or make any capital contributions to or investments in any other person, (ii) except for advances made in the ordinary course of business consistent with past practice, make any loans or advances to employees of Data Domain or any of its subsidiaries, or (iii) mortgage or pledge any of its or its subsidiaries assets, tangible or intangible, or create or suffer to exist any lien, subject to certain exceptions;

•	(i) except as may be required by applicable law or the terms of any employee benefit plan in effect at the time of the merger agreement, enter into, adopt, amend, modify or terminate any employee benefit plan in any material respect, (ii) except for certain limited increases made in the ordinary course of business, increase or decrease the compensation or fringe benefits of any employee or director of Data Domain or any of its subsidiaries, pay any bonus or special remuneration to any employee, consultant, independent contractor or director, or pay any benefit not required by any employee benefit plan, or (iii) amend the targets or the goals of the 2009 Executive Bonus Plan;

•	forgive any loans to any employees, officers or directors of Data Domain or any of its subsidiaries, or any of their respective affiliates;

•	make any deposits or contributions to or fund the compensation or benefits under the employee benefit plans or contracts subject to the employee benefit plans, other than as required pursuant to the terms of the employee benefit plans or any contracts subject to the employee benefit plans in effect as of the date of the merger agreement;

•	enter into, amend, or extend any collective bargaining agreement or similar contract;

•	(i) acquire, lease or license any property or assets with a fair market value in excess of $5,000,000 in the aggregate per fiscal quarter, except transactions required pursuant to existing contracts, or (ii) sell, lease, license or dispose of any property or assets with a net book value in excess of $100,000 in any individual transaction, except (A) transactions required pursuant to existing contracts or (B) transactions in the ordinary course of business consistent with past practice;

•	except as may be required as a result of a change in applicable laws or in the generally accepted accounting principles (as applied in the United States), make any change in any of the accounting principles or practices used by Data Domain;

•	make or change any tax election, settle or compromise any material United States federal, state, local or foreign tax liability, change any material tax accounting method, or consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes;

•	enter into or amend any licenses of Data Domain intellectual property, except, in the ordinary course of business, to customers, or for non-exclusive in-bound licenses for commercially available technology, in each case in the ordinary course of business consistent with past practice;

•	grant any exclusive rights with respect to any Data Domain intellectual property, divest any Data Domain intellectual property, or materially modify Data Domain’s warranty terms, except if such divestiture, amendment or modification individually or in the aggregate, is not material to Data Domain or any of its subsidiaries;

•	authorize, incur or commit to incur any capital expenditures that do not exceed $5,000,000 in the aggregate per fiscal quarter, other than pursuant to existing contracts as in effect as of the date of the merger agreement;

•	settle or compromise any pending or threatened legal proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation, unless such settlement has been reserved for in, or incurred since the date of, the Data Domain balance sheet, is covered by existing insurance policies or such payment does not exceed $200,000 in the aggregate;

•	except as required by applicable laws or the generally accepted accounting principles (as applied in the United States), revalue in any material respect any of its properties or assets including writing-off accounts receivable;

•	other than in the ordinary course of business consistent with past practice, enter into, renew, extend or terminate any material contract or make any material amendment or change in any such material contract;

•	enter into any lease or sublease of material real property (whether as a lessor, sublessor, lessee or sublessee) with a term that exceeds six (6) months; (ii) modify, amend or exercise any right to renew any lease or sublease of real property; or (iii) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other real property;

•	make any representations or issue any communications to current or former employee, independent contractor or director that are inconsistent with the merger agreement or the transactions contemplated thereby, including any representations regarding offers of employment from NetApp, any subsidiary of NetApp, or the surviving entity;

•	enter into a contract to do any of the foregoing or make any arrangement or understanding with respect to any of the foregoing; or

•	take any action which would materially impair Data Domain’s ability to complete the transactions contemplated by the merger agreement or materially delay the completion of the merger and the other transactions contemplated by the merger agreement.

Interim Conduct of NetApp’s Business

NetApp has agreed that, unless approved by Data Domain in writing in advance, neither NetApp nor any of its subsidiaries will acquire or agree to acquire any other entity to the extent that such acquisition would reasonably be expected to (i) impair the ability of NetApp, Merger Sub One, Merger Sub Two and Data Domain to complete the merger or (ii) delay the completion of the merger in any material respect.

Other Covenants

The merger agreement also contains covenants relating to the preparation of this proxy statement/prospectus and the holding of the annual and special meeting of Data Domain stockholders, the granting of access to information of the other company and the coordination of public announcements with respect to the transactions contemplated by the merger agreement, cooperation regarding regulatory filings, employee matters, efforts to develop and use commercially reasonable efforts to implement any reasonable remediation plan requested by NetApp with respect to any open source materials used by Data Domain in its products and other matters as described further below.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Data Domain

Data Domain also has agreed that neither it nor its subsidiaries will, and that they will not authorize or permit their respective directors, officers, or other employees, controlled affiliates, advisors or other agents to, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate or knowingly induce any inquiry with respect to, or the making, submission or announcement of, an “acquisition proposal” or an “acquisition transaction” (each as defined below);

•	furnish to any person any non-public information relating to Data Domain or any of its subsidiaries, or afford access to the business properties, assets, books or records of Data Domain or any of its subsidiaries to any person or entity, or take any other action in a manner that is intended or would reasonably be expected to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an acquisition proposal or an acquisition transaction;

•	participate or engage in discussions or negotiations with any person with respect to an acquisition proposal or an acquisition transaction;

•	approve, endorse or recommend an acquisition proposal or an acquisition transaction;

•	enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to an acquisition proposal or acquisition transaction;

•	terminate, amend or waive any material rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the material terms of) any confidentiality or “standstill” or other similar agreement between Data Domain or any of its subsidiaries and any other person;

•	take any action to exempt any person from applicable anti-takeover laws; or

•	agree with a third party to do any of the foregoing, or propose to third parties, including Data Domain stockholders, to do any of the foregoing.

As used in the merger agreement, an “acquisition proposal” is any indication of interest, offer or proposal relating to an acquisition transaction (as defined below) from any person other than NetApp or any of its affiliates.

As used in the merger agreement, an “acquisition transaction” is any transaction or series of related transactions (other than a transaction with NetApp or any of its affiliates) involving:

•	any direct or indirect purchase or other acquisition by any person or group from Data Domain of 15% or more of Data Domain’s total outstanding equity interests or voting securities, or any tender offer or exchange offer that, if completed, would result in any person or group beneficially owning 15% or more of Data Domain’s outstanding equity interests or voting securities;

•	any direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more of Data Domain’s subsidiaries that, individually or in the aggregate, generate or constitute 15% or more of Data Domain’s consolidated net revenues or net income (for the 12-month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction), which are referred to as significant subsidiaries;

•	any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving Data Domain or one or more of its significant subsidiaries, pursuant to which Data Domain’s stockholders (as a group) or the stockholders of such significant subsidiary would hold less than 85% of the equity interests in or voting securities of the surviving or resulting entity of such transaction;

•	any direct or indirect sale, transfer or disposition of assets (other than in the ordinary course of business) of Data Domain or one or more of its significant subsidiaries; or

•	any combination of the foregoing that results in one of the effects in the first two bullets above.

Data Domain and its subsidiaries have also agreed:

•	to cease any and all existing activities, discussions or negotiations with respect to any acquisition proposal or acquisition transaction;

•	to notify NetApp promptly (but no later than 48 hours) after it receives any acquisition proposal, any request for information that would reasonably be expected to lead to an acquisition proposal, or any inquiry with respect to, or which would reasonably be expected to lead to, an acquisition proposal, and to provide NetApp with the material terms and conditions of the acquisition proposal, request or inquiry, as well as all related agreements, commitment letters and other documents relating thereto, and the identity of the person or group making any such acquisition proposal, request or inquiry;

•	to keep NetApp reasonably informed of the status and any changes in the material terms and conditions of any such acquisition proposal or request; and

•	to provide NetApp with at least 24 hours prior written notice (or any shorter period of advance notice provided to members of Data Domain’s board of directors) of a meeting of its board of directors (or any committee thereof) at which the board of directors (or any committee thereof) is reasonably expected to consider an acquisition proposal or acquisition transaction.

Exception to the Limitation on the Negotiation and Discussion by Data Domain of Other Acquisition Proposals

However, prior to obtaining approval of the merger proposal from its stockholders, Data Domain may engage and participate in discussions and negotiations with respect to an unsolicited, written acquisition proposal, and furnish non-public information regarding Data Domain to the party making such acquisition proposal if:

•	the Data Domain board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that the acquisition proposal either constitutes or is reasonably likely to lead to a “superior proposal” (as defined below) and the failure to take such action is reasonably likely to result in a breach of the Data Domain board of directors’ fiduciary duties to the Data Domain stockholders under Delaware law;

•	none of Data Domain, any of its subsidiaries or any of their respective directors, officers or other employees, controlled affiliates, advisors or agents, collectively referred to as representatives, have breached or violated in any material respect, with respect to such acquisition proposal or any other acquisition proposal, the restrictions on solicitation of other offers;

•	Data Domain has first entered into a confidentiality and “standstill” agreement with the party making the acquisition proposal on terms no less favorable to Data Domain than those contained in the Data Domain’s confidentiality agreement with NetApp, and with “standstill” provisions that do not include a “sunset,” “fall-away” or other similar exception that would result in the “standstill” provisions applicable to such other party becoming inapplicable at any time prior to the valid termination of the merger agreement;

•	Data Domain provides NetApp’s Chief Executive Officer with at least 24 hours prior written notice of its intent to participate in discussions or furnish non-public information regarding Data Domain with respect to such acquisition proposal (including disclosing the identity of the party making the acquisition proposal and the material terms and conditions of such acquisition proposal); and

•	Data Domain contemporaneously provides NetApp with any non-public information provided to the party making such acquisition proposal, to the extent that such information has not been previously furnished or made available by Data Domain to NetApp.

Reasonable Best Efforts of Data Domain to Obtain the Required Stockholder Vote

Data Domain has agreed to hold a meeting of its stockholders as promptly as practicable following the date of the merger agreement (which shall be within 45 days following the date that this proxy statement/prospectus is first disseminated to Data Domain stockholders) for the purpose of obtaining stockholder approval of the merger proposal. Data Domain will use its reasonable best efforts to solicit proxies from its stockholders to obtain such approval. Unless the merger agreement is terminated, Data Domain has agreed to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends approval of the merger proposal.

Data Domain Board Recommendation of the Merger

Pursuant to the merger agreement, Data Domain’s board of directors is required to recommend that Data Domain’s stockholders adopt the merger agreement at the special meeting in accordance with the applicable provisions of Delaware law. Moreover, except as described in the merger agreement and as set forth below under the headings “Board Recommendation Change for Superior Proposal” and “Board Recommendation Change in the Absence of a Superior Proposal,” neither Data Domain’s board of directors nor any committee thereof is permitted to (i) withhold, withdraw, amend or modify the board of directors’ recommendation or (ii) approve, endorse or recommend any indication of interest, offer or proposal relating to an acquisition proposal from any person other than NetApp or its affiliates or any agreement pursuant to which any such acquisition proposal would be completed. Any of the actions listed above is referred to as a board recommendation change. However, notwithstanding the foregoing, “stop, look and listen” communications by Data Domain’s board of directors to Data Domain stockholders pursuant to Rule 14d-9(f) of the Exchange Act will not be deemed to be a board recommendation change if such communications are accompanied by a statement of Data Domain’s board of directors expressly and publicly reaffirming the board recommendation in connection with such statement or disclosure.

Board Recommendation Change for Superior Proposal

Notwithstanding the foregoing, prior to obtaining approval of the merger proposal from the Data Domain stockholders, Data Domain’s board of directors may effect a board recommendation change if all of the following conditions have been met:

•	Data Domain’s board of directors has received an unsolicited acquisition proposal in writing after May 20, 2009;

•	neither Data Domain nor any of its subsidiaries nor any of their respective representatives has materially breached any of the non-solicitation provisions of the merger agreement in connection with the acquisition proposal (or in connection with any other acquisition proposal made by any other person) (as described in “The Merger Agreement — Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by Data Domain”);

•	Data Domain’s board of directors has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that such acquisition proposal constitutes a superior proposal (as defined below) and, in light of such superior proposal, the failure to effect the board recommendation change is reasonably likely to be breach of the board of directors’ fiduciary duties to Data Domain’s stockholders under Delaware law;

•	Data Domain’s board of directors has given NetApp at least five business days prior written notice of the superior proposal, which notice must include the identity of the persons making the superior proposal, all of the material terms and conditions of the superior proposal, copies of the superior proposal as well as related agreements and material documents (if available in written form), a statement that Data Domain’s board of directors intends to effect a board recommendation change in response to such superior proposal, and an opportunity for NetApp to meet with Data Domain’s board of directors, financial advisors and outside legal counsel at such times as NetApp may reasonably request for the purpose of enabling NetApp and Data Domain to discuss in good faith any modifications to the terms and conditions of the merger agreement that NetApp may propose in response to the superior proposal; and

•	after such five business day period and any extensions thereof and, if requested by NetApp, meetings with NetApp and its financial advisors and legal counsel during such period, (i) NetApp has not made a proposal at least as favorable or more favorable to Data Domain’s stockholders as such acquisition proposal and (ii) Data Domain’s board of directors has determined in good faith (after consultation with its financial advisor its outside legal counsel) that such acquisition proposal continues to constitute a superior proposal and, in light of such superior proposal and after good faith consideration of all proposals by NetApp, the failure to effect such board recommendation change is reasonably likely to constitute a breach of the board of directors’ fiduciary duties to Data Domain’s stockholders under Delaware law.

As used in the merger agreement, the term “superior proposal” means any unsolicited written offer or proposal (that has not been withdrawn) for a transaction or a series of related transactions providing for the acquisition of all of Data Domain’s outstanding voting securities, where Data Domain’s board of directors has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that such proposal is more favorable to Data Domain’s stockholders than the merger described in this proxy statement/prospectus. Any such determination by Data Domain’s board of directors must take into consideration of all factors it deems to be relevant, including, but not limited to, (i) all relevant financial considerations, including conditions in the financial and credit markets, (ii) the identity of the person or persons making such offer or proposal and their sources of financing, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof to Data Domain, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by Data Domain’s board of directors, and (v) any proposal made by NetApp in connection therewith or response thereto.

Board Recommendation Change in the Absence of a Superior Proposal

Prior to obtaining approval of the merger proposal from Data Domain’s stockholders, Data Domain’s board of directors may effect a board recommendation change for a reason unrelated to an acquisition proposal if the conditions set forth below have been satisfied:

•	Data Domain’s board of directors has determined in good faith (after consultation with its outside legal counsel) that the failure to make a board recommendation change is reasonably likely to be a breach of the board of directors’ fiduciary duties to Data Domain’s stockholders under Delaware law;

•	Data Domain’s board of directors has given NetApp at least five business days prior written notice that Data Domain’s board of directors intends to effect such board recommendation change and the opportunity to meet with Data Domain’s board of directors and the Company’s financial advisors and outside legal counsel at such times as NetApp may reasonably request for the purpose of enabling NetApp and Data Domain to discuss in good faith (i) the basis and rationale for proposing to effect such board recommendation change, and/or (ii) possible modifications of the terms and conditions of the merger agreement in such a manner that would obviate the need for Data Domain’s board of directors to effect such board recommendation change; and

•	after such five business day period and, if requested by NetApp, meetings with NetApp and its financial advisors and legal counsel during such period, Data Domain’s board of directors has determined in good faith (after consultation with its outside legal counsel) that the failure to effect such board recommendation change is reasonably likely to result in a breach of its fiduciary duties to Data Domain’s stockholders under Delaware law.

Employee Matters

NetApp has agreed to provide Data Domain employees who are offered and accept employment with NetApp or any subsidiary after the merger with substantially similar types and levels of benefits as those provided to similarly situated NetApp employees. Until such employees are enrolled in comparable NetApp employee benefit plans, NetApp has agreed to continue to maintain the Data Domain plans providing health, dental, vision, accidental death or disability and life insurance coverage.

NetApp has agreed, to the extent any Data Domain employee becomes eligible to participate in employee benefit plans of NetApp or any affiliate following the merger:

•	generally to recognize each employee’s service with Data Domain prior to the completion of the merger for purposes of eligibility and vesting credits, except under defined benefit pension plans or to the extent it would result in a duplication of these benefits;

•	to cause any exclusion for pre-existing conditions or eligibility waiting periods under any NetApp health plans to be waived, to the extent the employee (and their eligible dependents) was not subject to such pre-existing conditions and eligibility waiting periods under comparable Data Domain plans as of the time immediately before the completion of the merger; and

•	to provide each employee with credit for any deductibles paid under any Data Domain plan that provides medical, dental or vision benefits in the plan year in effect as of the closing of the merger for purposes of satisfying any applicable deductible or out-of-pocket requirements under any NetApp medical, dental or vision plans to the same extent that such expenses were recognized under the comparable Data Domain plan.

The merger agreement provides that prior to the effective time of the merger the Data Domain 401(k) plan shall be terminated unless NetApp provides prior notice that such plan will instead be continued and assumed by NetApp. Prior to the effective time of the merger, the Data Domain employee stock purchase plan will be terminated.

Indemnification and Insurance

The merger agreement provides that NetApp will honor and fulfill in all respects the obligations of Data Domain and its subsidiaries with respect to the indemnification of Data Domain and its subsidiaries’ directors and officers under their certificates of incorporation, bylaws and indemnification agreements effective as of the date of the merger agreement. The merger agreement also provides that, upon completion of the merger, NetApp will cause the surviving entity to indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of NetApp and its subsidiaries against all losses or liabilities incurred in their capacities as such to the fullest extent permitted by applicable laws.

The merger agreement provides that NetApp shall maintain in effect Data Domain’s current directors’ and officers’ liability insurance for a period of six (6) years, NetApp may substitute the policies of NetApp or the surviving entity, so long as the policies are no less favorable in the aggregate to the directors and officers of Data Domain than Data Domain’s current policy. Additionally, NetApp is not required to incur annual premium expenses in excess of two hundred percent (200%) of the amount paid by Data Domain for coverage for its last fiscal year. Prior to the effective time, Data Domain may also obtain a prepaid “tail” directors’ and officers’ liability insurance policy with a claims period of six years following the effective time of the merger.

Conditions to Complete the Merger

Conditions to the Obligations of NetApp and Data Domain

The respective obligations of Data Domain and NetApp to complete the first-step merger are subject to the satisfaction or waiver of certain conditions, including:

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the NetApp common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the approval of the merger proposal by Data Domain stockholders;

•	the expiration or termination of all applicable waiting periods under the HSR Act;

•	the approval of the listing of the NetApp common stock to be issued in the merger on the NASDAQ Global Select Market, subject to official notice of issuance; and

•	the absence of any order, decree or injunction, or the threat of any order decree or injunction, by any court or other governmental entity or other law that prohibits or makes illegal completion of the transactions contemplated by the merger agreement.

Conditions to the Obligations of NetApp

The merger agreement provides that the obligations of NetApp, Merger Sub One and Merger Sub Two to complete the first-step merger are subject to the satisfaction or waiver of each of the following conditions:

•	the accuracy in all respects as of the date of the merger agreement and the closing date of certain representations and warranties made by Data Domain in the merger agreement, relating to corporate organization, authorization to enter into the merger agreement, required consents, and inapplicability of state anti-takeover statutes;

•	the accuracy in all respects as of the date of the merger agreement and the closing date of certain representations and warranties made by Data Domain in the merger agreement, relating to Data Domain’s capitalization, other than inaccuracies in such representations and warranties (i) that would not result in the issuance or payment of an aggregate value of merger consideration and consideration allocated to Data Domain stock options, restricted stock and restricted stock units equal to or in excess of 101% of the aggregate value of the merger consideration otherwise issuable and payable and consideration allocated to Data Domain stock options, restricted stock and restricted stock units in the absence of such inaccuracies or (ii) that would not result in the issuance of shares of NetApp common stock equal to or in excess of 19.5% of the shares of NetApp common stock outstanding as of immediately prior to the effective time of the merger;

•	the accuracy in all respects as of the date of the merger agreement and the closing date of the remaining representations and warranties not qualified by “material adverse effect” made by Data Domain in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded to the extent that such inaccuracies, individually or in the aggregate, do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on Data Domain;

•	the accuracy in all respects as of the date of the merger agreement and the closing date of the remaining representations and warranties qualified by “material adverse effect” made by Data Domain in the merger agreement;

•	Data Domain’s performance, in all material respects, of all of its obligations and compliance, in all material respects, with all of its covenants or other agreements set forth in the merger agreement that are required to be performed or complied with by Data Domain at or prior to the effective time of the first-step merger;

•	no material adverse effect with respect to Data Domain having occurred since May 20, 2009 that is continuing;

•	Data Domain’s chief executive officer and chief financial officer having delivered to NetApp a certificate confirming that certain conditions have been satisfied; and

•	there are no pending legal proceedings brought by a governmental body seeking to restrain or prohibit the completion of any of the transactions contemplated by the merger agreement or the voting agreements, or the performance of any of the transactions contemplated by the merger agreement or the voting agreements, or seeking to prohibit or impose any limitations on the ownership or operation by NetApp or any of its subsidiaries of all or any portion of Data Domain’s businesses or assets, or compelling NetApp or Data Domain or any of their subsidiaries to dispose of or hold separate any portion of Data Domain’s businesses or assets.

Conditions to the Obligations of Data Domain

The merger agreement provides that the obligations of Data Domain to complete the first-step merger are subject to the satisfaction or waiver of each of the following conditions:

•	the accuracy in all respects as of the date of the merger agreement and the effective time of the merger of certain representations and warranties made by NetApp in the merger agreement, including those relating to corporate organization, authorization to enter into the merger agreement, and required consents;

•	the accuracy in all respects as of the date of the merger agreement and the effective time of the merger of the remaining representations and warranties not qualified by “material adverse effect” made by NetApp in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded to the extent that such inaccuracies, individually or in the aggregate, do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on NetApp;

•	the accuracy in all respects as of the date of the merger agreement and the effective time of the merger of the remaining representations and warranties qualified by “material adverse effect” made by NetApp in the merger agreement;

•	NetApp’s performance of or compliance with, in all material respects, all of its agreements and covenants set forth in the merger agreement that are required to be performed or complied with by NetApp at or prior to the effective time of the first-step merger;

•	no material adverse effect with respect to NetApp having occurred since May 20, 2009 that is continuing; and

•	NetApp’s chief executive officer and chief financial officer having delivered to Data Domain a certificate confirming that certain conditions have been satisfied.

Termination of the Merger Agreement

The merger agreement provides that, at any time prior to the completion of the first-step merger, NetApp and Data Domain may terminate the merger agreement by mutual written consent.

The merger agreement also provides that, at any time prior to the completion of the first-step merger, either NetApp or Data Domain may terminate the merger agreement if:

•	the merger has not been completed by December 31, 2009, provided that if the failure to complete the merger by December 31, 2009 is due solely to the failure to satisfy certain closing conditions relating to the expiration or termination of applicable waiting periods under the HSR Act, orders, decrees or injunctions by any court or other governmental entity relating to the merger, or legal proceedings brought by a governmental body seeking to restrain or prohibit the completion of any of the transactions contemplated by the merger agreement, then the right to terminate the merger agreement under this provision will not be available until March 30, 2010;

•	a court or governmental body has enacted or issued a law or a final and non-appealable order prohibiting the completion of the merger or any other transaction contemplated by the merger agreement or otherwise rendering the merger illegal; or

•	the Data Domain special stockholder meeting (including any adjournments and postponements thereof) has been held, a final vote on the approval of the merger proposal has been taken and Data Domain’s stockholders do not approve the merger proposal;

provided that in each instance, the right to terminate the merger agreement shall not be available to a company whose action or failure to act has been the cause of any of the conditions to the merger not being satisfied.

NetApp’s Termination Rights

The merger agreement further provides that NetApp may terminate the merger agreement at any time prior to the completion of the first-step merger, either before or after the requisite approval of Data Domain’s stockholders has been obtained, if:

•	any of the following events have occurred (which are each referred to as a Data Domain triggering event):

•	Data Domain (and, in the case of (A), any of its representatives or subsidiaries) breaches or violates in any material respect the provisions of the merger agreement relating to (A) prohibitions on the solicitation of other acquisition proposals (other than an inadvertent breach that does not result in an acquisition proposal), (B) Data Domain’s obligation to hold a meeting of its stockholders for the purpose of obtaining stockholder approval of the merger proposal, or (C) Data Domain’s obligations in connection with its board of directors’ recommendation that the Data Domain stockholders adopt the merger agreement, which collectively are referred to as the first Data Domain triggering event;

•	the Data Domain board of directors or a committee of the board of directors makes a board recommendation change;

•	Data Domain fails to include in this proxy statement/prospectus its board of directors’ recommendation in favor of the adoption of the merger agreement;

•	a tender or exchange offer relating to Data Domain common stock is commenced and (A) Data Domain does not issue a public statement (and make applicable SEC filings), within 10 business days, reaffirming the Data Domain board of directors’ recommendation of the merger and recommending rejection of the tender or exchange offer or (B) at any time after such 10 business day period, Data Domain issues a press release or files a Schedule 14D-9 with the SEC relating to the tender or exchange offer that fails to reaffirm its board of directors’ recommendation of the merger and recommendation to reject the tender or exchange offer; or

•	the Data Domain board of directors fails to reaffirm its recommendation in favor of the adoption of the merger agreement within 10 business days after NetApp requests such a reaffirmation;

•	subject to certain limitations, there are inaccuracies of any representation or warranty made by Data Domain in the merger agreement, provided that if any inaccuracy is curable, NetApp may not terminate the merger agreement under this provision unless the inaccuracy remains uncured for a period of 30 days following notice thereof; or

•	subject to certain limitations, Data Domain has breached any of its covenants and obligations under the merger agreement, provided that if any breach is curable, NetApp may not terminate the merger agreement under this provision unless the breach remains uncured for a period of 30 days following notice thereof.

Data Domain’s Termination Rights

The merger agreement provides that Data Domain may terminate the merger agreement at any time prior to the completion of the first-step merger, either before or after the requisite approval of Data Domain’s stockholders has been obtained, if:

•	subject to certain limitations, there are inaccuracies of any representation or warranty made by NetApp in the merger agreement, provided that if any inaccuracy is curable, Data Domain may not terminate the merger agreement under this provision unless the inaccuracy remains uncured for a period of 30 days following notice thereof; or

•	subject to certain limitations, NetApp has breached any of its covenants and obligations under the merger agreement, provided that if any breach is curable, Data Domain may not terminate the merger agreement under this provision unless the breach remains uncured for a period of 30 days following notice thereof.

Finally, the merger agreement provides that Data Domain may terminate the merger agreement at any time prior to Data Domain’s special stockholder meeting, if all of the following conditions are satisfied, referred to as the superior proposal termination event:

•	Data Domain has received an unsolicited, written acquisition proposal and Data Domain’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal constitutes a superior proposal (as described in Data Domain Proposal 1 — The Merger — Data Domain’s Reasons for the Merger; Recommendation of the Data Domain Board of Directors”);

•	neither Data Domain nor any of its subsidiaries nor any of their respective representatives has materially breached or violated any of the non-solicitation provisions of the merger agreement with such superior proposal or in connection with any other acquisition proposal made by any other person;

•	Data Domain’s board of directors has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that, in light of the superior proposal, the failure to terminate the merger agreement is reasonably likely to be a breach of the board of directors’ fiduciary duties to Data Domain’s stockholders under Delaware law;

•	Data Domain’s board of directors has given NetApp at least five business days prior written notice of the superior proposal, which notice must include the identity of the persons making the superior proposal, all of the material terms and conditions of the superior proposal, copies of the superior proposal as well as related agreements and material documents (if available in written form), a statement that Data Domain’s board of directors intends to terminate the merger agreement in response to such superior proposal, and an opportunity for NetApp to meet with Data Domain’s board of directors, financial advisors and outside legal counsel at such times as NetApp may reasonably request for the purpose of enabling NetApp and Data Domain to discuss in good faith any modifications to the terms and conditions of the merger agreement that NetApp may propose in response to the superior proposal;

•	after such five business day period and any extensions thereof and, if requested by NetApp, meetings with NetApp and its financial advisors and legal counsel during such period, (i) NetApp has not made a proposal at least as favorable or more favorable to Data Domain’s stockholders as such acquisition proposal and (ii) Data Domain’s board of directors has determined in good faith (after consultation with its financial advisor its outside legal counsel) that, in light of such superior proposal and after good faith consideration of all proposals by NetApp, the failure to terminate the merger agreement is reasonably likely to constitute a breach of the board of directors’ fiduciary duties to Data Domain’s stockholders under Delaware law; and

•	concurrently with the termination of the merger agreement, Data Domain enters into a definitive agreement for the superior proposal and pays NetApp a fee of $57.0 million.

Expenses and Termination Fees

The merger agreement provides that except as provided below, all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses.

The merger agreement provides that Data Domain will pay NetApp a termination fee of $57.0 million if any one of the following events occur:

•	(A) an acquisition proposal is publicly announced or otherwise becomes generally publicly known after the date of the merger agreement and prior to the date of the Data Domain special stockholder meeting, (B) the merger agreement is terminated by Data Domain or NetApp under the provision of the merger agreement permitting such termination in the event that the stockholders of Data Domain have voted not to adopt the merger agreement (or the merger agreement is terminated by Data Domain after such vote for any other reason), and (C) within twelve months following the termination of the merger agreement, Data Domain either closes a specified acquisition transaction (as defined below) or enters into a letter of intent, memorandum of understanding or other agreement with any third party providing for a specified acquisition transaction and such specified acquisition transaction or any other specified acquisition transaction is subsequently completed (whether or not such transaction is completed within twelve months following the termination of the merger agreement);

•	(A) an acquisition proposal is publicly announced or otherwise becomes publicly known after May 20, 2009 and prior to the date of the Data Domain special stockholder meeting, (B) the merger agreement is terminated by Data Domain or NetApp under the provision of the merger agreement permitting such termination in the event that the merger is not completed by December 31, 2009 (or by NetApp at such later date as described in “The Merger Agreement — Termination of the Merger Agreement”), and (C) within twelve months following the termination of the merger agreement, Data Domain either closes a specified acquisition transaction or enters into a letter of intent, memorandum of understanding or other agreement with any third party providing for a specified acquisition transaction and such specified acquisition transaction or any other specified acquisition transaction is subsequently completed (whether or not such transaction is completed within twelve months following the termination of the merger agreement);

•	(A) the merger agreement is terminated by NetApp as a result of a Data Domain triggering event, or (B) the merger agreement is terminated due to a failure of Data Domain to obtain stockholder approval of the merger proposal and such termination is preceded by a Data Domain triggering event (other than the first Data Domain triggering event) (as defined in “The Merger Agreement — Termination of the Merger Agreement — NetApp’s Termination Rights); or

•	the merger agreement is terminated pursuant to a superior proposal termination event (as described in “The Merger Agreement — Termination of the Merger Agreement — Data Domain’s Termination Rights”).

A “specified acquisition transaction” has the same meaning as an “acquisition transaction” except all references to “15%” or “85%” are replaced by “50%.”

In addition, the merger agreement provides that if the merger agreement is terminated by either NetApp or Data Domain after the Data Domain special stockholder meeting (including any adjournments and postponements thereof) has been held, a final vote on the approval of the merger proposal has been taken and Data Domain’s stockholders do not approve the merger proposal, Data Domain will pay NetApp all of NetApp’s out-of-pocket fees and expenses incurred by NetApp and its affiliates on or prior to the valid termination of the merger agreement in connection with the transactions contemplated by the merger agreement, but in no event more than $3 million.

If NetApp receives the $57.0 million termination fee, such fee will be considered liquidated damages for any and all losses or damages suffered or incurred by NetApp or its affiliates in connection with the merger agreement or the merger (including the abandonment of the merger), and neither NetApp nor any of its affiliates will be entitled to bring any other claim, action or proceeding against Data Domain or any of its affiliates arising from the merger agreement or the merger (including the abandonment of the merger).

Amendment and Waiver

The merger agreement provides that the parties may amend the merger agreement by written instrument signed by each of the parties to the agreement. However, following approval of the merger proposal by Data Domain’s stockholders, any amendment that would require the approval of Data Domain’s stockholders may not be made without such approval.

The merger agreement also provides that, at any time before completion of the first-step merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

The parties will disclose any material amendments or waivers to the merger agreement on a current report on Form 8-K. In addition, NetApp and Data Domain will issue a joint press release concurrently with the filing of the Form 8-K to notify stockholders promptly upon the occurrence of a material amendment or waiver to the merger agreement.

VOTING AGREEMENTS

Voting Agreements

As a condition and inducement to NetApp’s willingness to enter into the merger agreement, NetApp has entered into voting agreements with each of the beneficial owners of Data Domain’s common stock listed on the table below. According to the terms of such voting agreements, each party has agreed to vote (or to cause the holder of record of such shares to so vote) and has granted NetApp an irrevocable proxy to vote such party’s beneficially owned shares (i) in favor of the merger proposal, (ii) against any proposal made in opposition to or in competition with the merger or that would result in a breach of the merger agreement, and (iii) against certain other proposed business transactions that would interfere with the merger, including transactions that would result in any other merger, the sale, lease or transfer of any significant part of the assets of Data Domain or its subsidiaries or any material change in Data Domain’s capitalization.

Subject to certain exceptions described in the voting agreements, the parties to the voting agreements have agreed not to sell, pledge, encumber, assign, grant options with respect to, transfer, tender or dispose of the shares of Data Domain common stock beneficially owned by such parties or to enter into any agreement related to any of the foregoing transactions.

Subject to certain exceptions described in the voting agreements, each of the parties to the voting agreements has made representations and warranties to NetApp regarding, among other things, such party’s power and authority to enter into the voting agreement and deliver the proxy, such party’s unencumbered beneficial ownership of the shares of Data Domain common stock subject to the voting agreement, and such party’s sole voting power and sole power of disposition with respect to such shares of common stock.

The voting agreements will terminate at the earliest to occur of (i) the valid termination of the merger agreement, (ii) the date on which Data Domain has received the affirmative vote of the holders of a majority of the outstanding shares of Data Domain’s common stock, voting together as a single class, in favor of the merger proposal, or (iii) the date on which the parties to the voting agreements have agreed in writing to terminate such agreements.

As of May 22, 2009, the stockholders listed below together owned 13,544,221 shares of Data Domain common stock, or approximately 21.6% of the voting power of Data Domain common stock. In addition, such stockholders hold Data Domain stock awards to purchase an additional 4,628,797 shares of Data Domain common stock.

			Number of	Number of
			Shares of	Shares of
			Common Stock	Common Stock
			Issuable Upon	Issuable Upon
	Number of		Exercise of	Settlement of
	Shares of		Outstanding	Restricted
Parties to the Voting Agreement	Common Stock		Options	Stock Units

NEA Partners 10, L.P.	21,887		—	—
Scott D. Sandell	—		115,000	—
Nick Bacica	—		160,000	20,000
New Enterprise Associates 10, L.P.	9,647,459		—	—
SHV Profit Sharing Plan FBO Ronald D. Bernal, Wells Fargo Bank, Trustee	25,650		—	—
Ronald E. F. Codd	100,000		115,000	—
Aneel Bhusri	382,749		115,000	—
Bernal Family Trust U/D/T/11/3/95, Ronald Daniel Bernal and Pamela Mayer Bernal, Trustees	125,966		—	—
Charles Ross Partners Investment Fund Number 29	761		—	—
The Codd Revocable Trust Dated 3/06/98, Ronald E. and Susan T. Codd, Trustees	10,000		—	—
Frank Slootman	1,602		2,284,990	50,000
J. Miller 2007 Grantor Retained Annuity Trust	112,100	(1)	—	—
Jeffrey A. Miller	—		15,000	—
K. Miller 2007 Grantor Retained Annuity Trust	112,100	(1)	—	—
Kai Li	659,956	(2)	215,000	—
Michael P. Scarpelli	137,554		449,596	25,000
Miller Living Trust	6,496		—	—
Reed E. Hundt	30,000		195,000	—
Ronald D. Bernal	—		115,000	—
Daniel R. McGee	2,006		394,984	20,000
David L. Schneider	49,366		315,893	23,334
Greylock XI Principals LLC	195,948		—	—
Greylock XI Limited Partnership	1,712,529		—	—
Greylock XI-A Limited Partnership	47,819		—	—
Schneider 2001 Living Trust, David & Barbara Schneider Trustees, August 31, 2001	162,273		—	—

(1)	Includes 37,500 shares of restricted stock.

(2)	Includes 94,997 shares of restricted stock.

ACCOUNTING TREATMENT

The merger will be accounted for using the purchase method of accounting as a “purchase of a business,” as that phrase is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets acquired (including identifiable intangible assets) and liabilities assumed (including executory contracts and other commitments) from Data Domain as of the acquisition date (i.e., the completion of the merger) will be recorded at their respective fair values and added to those of NetApp. Any excess of purchase price over the fair value of assets acquired and liabilities assumed will be recorded as goodwill. The consolidated financial statements of NetApp issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Data Domain.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summary represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to NetApp, and Fenwick & West LLP, counsel to Data Domain, with respect to the material U.S. federal income tax consequences of the merger to U.S. holders of Data Domain common stock who hold their stock as capital assets (generally, for investment).

The summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

A “non-U.S. holder” means a beneficial owner of Data Domain common stock (other than a partnership) that is not a U.S. holder. If a partnership (including any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds Data Domain common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a holder is a partner in a partnership holding Data Domain common stock, the holder should consult its tax advisors.

This summary is not a complete description of all the tax consequences of the merger and, in particular, may not address U.S. federal income tax considerations applicable to holders of Data Domain common stock who are subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, certain former citizens or residents of the United States, financial institutions, dealers in securities, insurance companies or tax-exempt entities, holders who acquired Data Domain common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders exercising dissenters’ rights or appraisal rights, and holders who hold Data Domain common stock as part of a hedge, straddle, constructive sale or conversion transaction). This summary does not address the tax consequences of any transaction other than the merger, whether or not such transaction is in connection with the merger. This summary does not address the tax consequences to any person who actually or constructively owns 5% or more of Data Domain common stock. Also, this summary does not address U.S. federal income tax considerations applicable to holders of options to purchase Data Domain common stock, or holders of debt instruments convertible into Data Domain common stock. In addition, no information is provided with respect to the tax consequences of the merger under applicable state, local or non-U.S. laws or under estate, gift, excise or other non-income tax laws.

The U.S. tax consequences of the merger depend on whether the second-step merger occurs. The second-step merger will occur only if Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to NetApp, and Fenwick & West LLP, counsel to Data Domain, deliver tax opinions to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinions are conditioned upon receipt of customary written representations from NetApp and Data Domain, including representations that continuity of interest test will be satisfied, requiring that the Stock Consideration constitute at least 40% of the total consideration paid or payable to Data Domain stockholders in the first-step merger.

Whether the continuity of interest test will be satisfied depends primarily upon the market value of the NetApp common stock immediately before the first-step merger. No assurances can be given that the continuity of interest test will be met. As a result, in deciding whether to approve the merger, you should consider the possibility that it may be taxable to you because the continuity of interest test is not satisfied and the second-step merger does not occur. You will not be entitled to change your vote in the event that the merger is taxable.

Neither the tax opinions nor the discussion that follows is binding on the Internal Revenue Service, referred to as the IRS, or the courts. The parties do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the discussion below or the conclusions expressed in the tax opinions if they are delivered, or that a court will not sustain such a challenge.

U.S. Federal Income Tax Consequences to U.S. Holders If the Merger is a Reorganization

If the second-step merger occurs and the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder of Data Domain common stock receiving NetApp common stock and cash in exchange for such Data Domain common stock in the merger generally will recognize gain equal to the lesser of (i) the amount of cash received by the U.S. holder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the U.S. holder over the U.S. holder’s tax basis in the Data Domain common stock (generally the purchase price paid by the U.S. holder to acquire such stock). The “amount realized” by the U.S. holder will equal the sum of the fair market value of the NetApp common stock and the amount of cash (including any cash received in lieu of fractional shares) received by the U.S. holder. Losses will not be permitted to be recognized by U.S. holders of Data Domain common stock in the merger, except in connection with the receipt of cash in lieu of fractional shares, as discussed below. Any gain recognized by a U.S. holder of Data Domain common stock generally will be long-term capital gain if the U.S. holder’s holding period of the Data Domain common stock is more than one year, and short-term capital gain if the U.S. holder’s holding period is one year or less, at the time of the first-step merger. Long-term capital gains of individuals are eligible for reduced rates of taxation.

The aggregate tax basis of the NetApp common stock received (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate tax basis of the Data Domain common stock surrendered, reduced by the amount of cash the U.S. holder of Data Domain common stock received (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the U.S. holder of Data Domain common stock recognizes, but excluding any gain or loss from the deemed receipt and redemption of fractional shares described below. The holding period of NetApp common stock received by a U.S. holder of Data Domain common stock in the merger will include the holding period of the U.S. holder’s Data Domain common stock.

For a U.S. holder who acquired different blocks of Data Domain common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain recognized on the exchange of another block of shares. If a U.S. holder has differing bases or holding periods in respect of shares of Data Domain common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of NetApp common stock received in the merger.

Cash received by a U.S. holder of Data Domain common stock in lieu of fractional shares generally will be treated as if the U.S. holder received the fractional shares in the merger and then received the cash in redemption of the fractional shares. The U.S. holder generally should recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of fractional shares and the portion of the U.S. holder’s tax basis allocable to the fractional shares.

U.S. holders of shares of Data Domain common stock receiving NetApp common stock and cash in the merger will be required to retain records pertaining to the merger. U.S. holders who owned at least 5% (by vote or value) of the total outstanding Data Domain common stock before the first-step merger or whose tax basis in the Data Domain common stock surrendered pursuant to the first-step merger equals or exceeds $1 million are subject to certain reporting requirements with respect to the merger. U.S. holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the merger.

U.S. Federal Income Tax Consequences to U.S. Holders If the Second-Step Merger Does Not Occur

If the second-step merger does not occur, the exchange of Data Domain common stock for NetApp common stock and cash in the first-step merger will be a fully taxable transaction in which a U.S. holder generally will recognize gain or loss equal to the difference between the “amount realized” (as defined above) and the U.S. holder’s tax basis in the Data Domain common stock. Gain or loss must be calculated separately for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the first-step merger. Any gain or loss recognized by a U.S. holder of Data Domain common stock generally will be long-term capital gain or loss if the U.S. holder’s holding period of the Data Domain common stock is more than one year, and short-term capital gain or loss if the U.S. holder’s holding period is one year or less, at the time of the first-step merger. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. The aggregate tax basis of a Data Domain stockholder in the NetApp common stock received in the first-step merger will equal its fair market value at the time of the closing, and the holding period for the NetApp common stock will begin the day after the closing.

Backup Withholding

Backup withholding may apply with respect to the consideration received by a holder of Data Domain common stock in the first-step merger unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number (typically by completing and signing an IRS Form W-9), certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules. Further, a holder of Data Domain common stock who does not provide NetApp (or the exchange agent) with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

The foregoing discussion of U.S. federal income tax consequences is not intended to constitute a complete description of all tax consequences relating to the merger. The tax consequences of the merger to a holder of Data Domain common stock will depend upon the facts of a holder’s particular situation. Because individual circumstances may differ, holders of Data Domain common stock are urged to consult with their own tax advisor regarding the applicability of the rules discussed above and the particular tax effects of the merger, including the application of state, local and foreign tax laws, and, in the case of non-U.S. holders, possible eligibility for benefits under applicable income tax treaties.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements

On May 20, 2009, NetApp entered into an Agreement and Plan of Merger, referred to as the merger agreement, by and among NetApp, Kentucky Merger Sub One Corporation, a wholly owned subsidiary of NetApp, referred to as Merger Sub One, Derby Merger Sub Two LLC, a wholly owned subsidiary of NetApp, referred to as Merger Sub Two, and Data Domain. On June 3, 2009, NetApp and Data Domain amended the original merger agreement to reflect the terms described in this proxy statement/prospectus. The merger agreement provides for the acquisition of Data Domain by NetApp by means of a merger of Merger Sub One with and into Data Domain, referred to as the first-step merger, with Data Domain as the interim surviving entity, immediately followed by a merger of Data Domain, as the interim surviving entity, with and into Merger Sub Two, referred to as the second-step merger, with Merger Sub Two as the final surviving entity.

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of NetApp and Data Domain after giving effect to the acquisition of Data Domain by NetApp using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations, and applying the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on January 23, 2009. The unaudited pro forma condensed combined statements of operations for the nine months ended January 23, 2009 and the twelve months ended April 25, 2008 are presented as if the merger had occurred on April 28, 2007. The preliminary estimate of purchase consideration is calculated as if the acquisition had taken place on May 22, 2009. You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	separate unaudited historical condensed consolidated financial statements of NetApp as of and for the nine-month period ended January 23, 2009, included in NetApp’s quarterly report on Form 10-Q for the nine months ended January 23, 2009, incorporated by reference into this proxy statement/prospectus;

•	separate audited historical consolidated financial statements of NetApp as of and for the fiscal year ended April 25, 2008, included in NetApp’s annual report on Form 10-K for the fiscal year ended April 25, 2008, incorporated by reference into this proxy statement/prospectus;

•	separate unaudited historical condensed consolidated financial statements of Data Domain as of and for the three months ended March 31, 2009 included in Data Domain’s quarterly report on Form 10-Q incorporated by reference into this proxy statement/prospectus; and

•	separate audited historical consolidated financial statements of Data Domain as of and for the year ended December 31, 2008 and 2007, included in Data Domain’s annual report on Form 10-K for the year ended December 31, 2008, incorporated by reference into this proxy statement/prospectus.

As NetApp has a fiscal year ending on the last Friday in April and Data Domain has a fiscal year ending on December 31, the unaudited pro forma condensed combined balance sheet combines the historical balances of NetApp as of January 23, 2009 with the historical balances of Data Domain as of March 31, 2009, plus pro forma adjustments. In addition, the unaudited pro forma condensed combined statements of operations combine the historical results of NetApp for the fiscal year ended April 25, 2008 and for the nine months ended January 23, 2009 with the historical results of Data Domain for the twelve months ended March 31, 2008 and the nine months ended December 31, 2008, respectively, plus pro forma adjustments. Data Domain’s historical results have been calculated by combining its reported interim data for each quarter within the respective period.

Data Domain has filed its Form 10-Q for the quarter ended March 31, 2009 and reported revenues of $79.0 million and net income of $1.3 million.

For ease of reference, the unaudited pro forma condensed combined financial statements use NetApp’s period-end date and no adjustments were made to Data Domain’s reported information for the different quarter-end date. The pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have been realized if the merger had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that NetApp believes are reasonable.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of NetApp and Data Domain or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Pursuant to the purchase method of accounting, the estimated preliminary purchase price, calculated as described in Notes 4 and 5 to the unaudited pro forma condensed combined financial statements, has been preliminarily allocated to assets acquired and liabilities assumed based on their respective fair values. NetApp’s management has determined the preliminary fair value of the intangible assets and tangible assets acquired and liabilities assumed at the pro forma combined balance sheet date. Any differences between the fair value of the consideration issued and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of purchase consideration and fair values, the actual amounts recorded may differ materially from the information presented. The estimation and allocations of purchase consideration are subject to change pending changes in the market value of NetApp common stock and further review of the fair value of the assets acquired and liabilities assumed. Additionally, the fair value of assets acquired and liabilities assumed may be materially impacted by the results of Data Domain’s operations up to the date of completion of the merger. A final determination of these estimated fair values will be based on the actual net tangible and intangible assets of Data Domain that will exist on the date of completion of the merger.

There were no significant intercompany transactions between NetApp and Data Domain as of the dates and for the periods of these pro forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of NetApp and Data Domain and other financial information pertaining to NetApp and Data Domain including each company’s management’s discussion and analysis of financial condition and results of operations and risk factors incorporated by reference or included herein. For a complete list of documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 119.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Historical
	NetApp	Data Domain	Pro Forma		Pro Forma
	January 23, 2009	March 31, 2009	Adjustments		Combined
	(In thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$1,708,200	$119,167	$(1,039,272	)(a)	$788,095
Short-term investments	752,669	127,685	—		880,354
Accounts receivable, net of allowances	344,437	60,563	—		405,000
Inventories	82,159	4,051	1,500	(b)	87,710
Prepaid expenses and other assets	118,365	4,737	—		123,102
Short-term restricted cash	2,281	—	—		2,281
Short-term deferred income taxes	153,901	8,517	—		162,418

Total current assets	3,162,012	324,720	(1,037,772)		2,448,960
Property and equipment, net	705,153	39,333	—		744,486
Goodwill	680,054	—	1,466,997	(c)	2,147,051
Intangible assets, net	51,495	100	418,900	(d)	470,495
Long-term investments and restricted cash	199,392	30,931	(3,228	)(e)	227,095
Long-term deferred income taxes and other assets	391,634	5,629	—		397,263

	$5,189,740	$400,713	$844,897		$6,435,350

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$122,924	$10,804	$—		$133,728
Accrued compensation and related benefits	185,011	11,692	1,072	(f)	197,775
Other accrued liabilities	159,925	8,267	—		168,192
GSA contingency accrual	128,000	—	—		128,000
Income taxes payable	6,389	2,150	—		8,539
Deferred revenue	960,729	43,749	(10,937	)(g)	993,541

Total current liabilities	1,562,978	76,662	(9,865)		1,629,775
1.75% convertible senior notes due 2013	1,265,000	—	—		1,265,000
Other long-term obligations	165,687	2,318	142,184	(h)	310,189
Long-term deferred revenue	668,682	31,985	(7,996	)(g)	692,671

	3,662,347	110,965	124,323		3,897,635

Commitments and Contingencies

Stockholders’ Equity:
Common stock	435	—	48	(i)	483
Additional paid-in capital	2,909,696	308,619	717,655	(j)	3,935,970
Treasury stock at cost	(2,927,376)	—	—		(2,927,376)
Retained earnings (deficit)	1,547,364	(17,420)	1,420	(k)	1,531,364
Accumulated other comprehensive income (loss)	(2,726)	(1,451)	1,451	(l)	(2,726)

Total stockholders’ equity	1,527,393	289,748	720,574		2,537,715

Total liabilities and stockholders’ equity	$5,189,740	$400,713	$844,897		$6,435,350

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6, Pro Forma Adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Historical
	NetApp	Data Domain
	Fiscal Year	Twelve Months
	Ended	Ended	Pro Forma		Pro Forma
	April 25, 2008	March 31, 2008	Adjustments		Combined
	(In thousands, except per share data)

Revenues:
Product	$2,242,474	$136,209	$165	(m)	$2,378,848
Software entitlements and maintenance	486,896	—	17,433	(m)	504,329
Service	573,797	—	2,221	(m)	576,018
Support and service	—	19,654	(19,654	)(m)	—
Ratable product and related support and services	—	165	(165	)(m)	—

Net revenues	3,303,167	156,028	—		3,459,195

Cost of Revenues:
Cost of product	911,434	36,113	45,128	(m),(n)	992,675
Cost of software entitlements and maintenance	8,572	—	5,614	(m)	14,186
Cost of service	369,785	—	1,229	(m)	371,014
Cost of support and services	—	6,843	(6,843	)(m)	—
Cost of ratable product and related support and services	—	28	(28	)(m)	—

Total cost of revenues	1,289,791	42,984	45,100		1,377,875

Gross profit	2,013,376	113,044	(45,100)		2,081,320

Operating Expenses:
Sales and marketing	1,075,588	74,990	36,600	(o)	1,187,178
Research and development	452,205	27,696	—		479,901
General and administrative	171,536	14,834	—		186,370
Restructuring charges	447	—	—		447

Total operating expenses	1,699,776	117,520	36,600		1,853,896

Income (loss) from operations	313,600	(4,476)	(81,700)		227,424
Other Income (Expenses), Net:
Interest income	64,610	5,906	(12,276	)(p)	58,240
Interest expense	(7,990)	—	—		(7,990)
Gain (loss) on investments, net	12,614	—	—		12,614
Other income (expense), net	(135)	1,462	—		1,327

Total other income (expense), net	69,099	7,368	(12,276)		64,191

Income (loss) before income taxes	382,699	2,892	(93,976)		291,615
Provision (benefit) for income taxes	72,961	2,338	(34,771	)(q)	40,528

Net income	$309,738	$554	$(59,205)		$251,087

Net Income per Share:
Basic	$0.88	$0.01			$0.63

Diluted	$0.86	$0.01			$0.61

Shares Used in Net Income per Share Calculations:
Basic	351,676	42,988	5,143	(r)	399,807

Diluted	361,090	45,061	6,445	(s)	412,596

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6, Pro Forma Adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Historical
	NetApp	Data Domain
	Nine Months	Nine Months
	Ended	Ended	Pro Forma		Pro Forma
	January 23, 2009	December 31, 2008	Adjustments		Combined
	(In thousands, except per share data)

Revenues:
Product	$1,646,489	$187,492	$60	(m)	$1,834,041
Software entitlements and maintenance	453,680	—	30,771	(m)	484,451
Service	554,581	—	3,147	(m)	557,728
Support and service	—	33,918	(33,918	)(m)	—
Ratable product and related support and services	—	60	(60	)(m)	—
Reserve for GSA contingency	(128,000)	—	—		(128,000)

Net revenues	2,526,750	221,470	—		2,748,220

Cost of Revenues:
Cost of product	762,437	49,817	35,104	(m),(n)	847,358
Cost of software entitlements and maintenance	6,765	—	10,855	(m)	17,620
Cost of service	301,528	—	1,698	(m)	303,226
Cost of support and services	—	12,553	(12,553	)(m)	—
Cost of ratable product and related support and services	—	4	(4	)(m)	—

Total cost of revenues	1,070,730	62,374	35,100		1,168,204

Gross profit	1,456,020	159,096	(35,100)		1,580,016

Operating Expenses:
Sales and marketing	898,786	92,585	27,450	(o)	1,018,821
Research and development	373,509	32,303	—		405,812
General and administrative	151,523	18,633	—		170,156
Restructuring charges	18,955	—	—		18,955

Total operating expenses	1,442,773	143,521	27,450		1,613,744

Income (loss) from operations	13,247	15,575	(62,550)		(33,728)
Other Income (Expenses), Net:
Interest income	45,894	4,093	(4,975	)(p)	45,012
Interest expense	(19,355)	—	—		(19,355)
Gain (loss) on investments, net	(26,926)	—	—		(26,926)
Other income (expense), net	(3,717)	(2,711)	—		(6,428)

Total other income (expense), net	(4,104)	1,382	(4,975)		(7,697)

Income (loss) before income taxes	9,143	16,957	(67,525)		(41,425)
Provision (benefit) for income taxes	(2,318)	(1,895)	(24,984	)(q)	(29,197)

Net income (loss)	$11,461	$18,852	$(42,541)		$(12,228)

Net Income (Loss) Per Share:
Basic	$0.03	$0.32			$(0.03)

Diluted	$0.03	$0.29			$(0.03)

Shares Used in Net Income (Loss) Per Share Calculations:
Basic	330,067	58,567	(10,436	)(r)	378,198

Diluted	335,070	65,730	(22,602	)(s)	378,198

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6, Pro Forma Adjustments.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

1.	Description of Transaction

On May 20, 2009, NetApp entered into an Agreement and Plan of Merger, referred to as the merger agreement, by and among NetApp, Kentucky Merger Sub One Corporation, a wholly owned subsidiary of NetApp, referred to as Merger Sub One, Derby Merger Sub Two LLC, a wholly owned subsidiary of NetApp, referred to as Merger Sub Two, and Data Domain. On June 3, 2009, NetApp and Data Domain amended the original merger agreement to reflect the terms described in this proxy statement/prospectus. The merger agreement provides for the acquisition of Data Domain by NetApp by means of a merger of Merger Sub One with and into Data Domain, referred to as the first-step merger, with Data Domain as the interim surviving entity, immediately followed by a merger of Data Domain, as the interim surviving entity, with and into Merger Sub Two, referred to as the second-step merger, with Merger Sub Two as the final surviving entity.

Upon the completion of the first-step merger, Data Domain will become a wholly owned subsidiary of NetApp, and each share of Data Domain common stock issued and outstanding immediately prior to the completion of the first-step merger, will be cancelled and converted into the right to receive, subject to adjustment as described below, a combination of $16.45 in cash, or the cash consideration, without interest and less any required withholding, and a certain number of shares of NetApp common stock, or the stock consideration, and together with the cash consideration, the merger consideration. The number of shares of NetApp Common Stock issuable in exchange for Data Domain common stock will be determined by dividing $13.55 by the closing average, defined as the average closing price of NetApp common stock on the NASDAQ Global Select Market for the 10 consecutive trading days ending on the third trading day immediately prior to the closing date of the first-step merger; provided, that if the closing average is less than $17.41, each share of Data Domain common stock will be exchangeable for 0.7783 shares of NetApp common stock and if the closing average is greater than $21.27, each share of Data Domain common stock will be exchangeable for 0.637 shares of NetApp common stock. In the event that the exchange ratio is greater than or equal to 0.7006 and less than 0.7783, NetApp, in its sole discretion, may (a) reduce the stock consideration by such amount as NetApp may determine and (b) increase the cash consideration by an amount equal to the product of (i) the amount of such reduction in the stock consideration multiplied by (ii) the closing average. However, NetApp may not reduce the amount of the stock consideration and increase the cash consideration as described in the immediately preceding sentence to the extent that it would reasonably be expected to cause the merger to fail to qualify as a tax-free reorganization under the Internal Revenue Code. In addition, if the aggregate amount of the stock consideration issuable in the merger (including the stock consideration issuable to holders of Data Domain options and restricted stock units) would exceed 19.5% of the outstanding shares of NetApp common stock immediately prior to the effective time of the first-step merger, the stock consideration will be decreased to the minimum extent necessary so that no more than 19.5% of the outstanding shares of NetApp common stock will be issued in the merger (with such percentage measured immediately prior to the effective time of the first-step merger). In such event, the cash consideration will be increased by an amount equal to the product of (a) the amount of the reduction in the stock consideration multiplied by (b) the closing average. In the event that the stock consideration is decreased in accordance with the immediately preceding sentence, the merger may fail to qualify as a tax-free reorganization under the Internal Revenue Code.

Upon the completion of the first-step merger, each outstanding Data Domain stock option, whether or not then vested and exercisable, will be assumed and converted by NetApp. In accordance with its terms and the requirements of applicable law, each option shall (i) be converted into an option to acquire that number of shares of NetApp common stock equal to the product obtained by multiplying (x) the number of shares of Data Domain common stock subject to such option, by (y) the option exchange ratio, rounded down to the nearest whole share, and (ii) have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of Data Domain common stock subject to such option, by (y) the option exchange ratio, rounded up to the nearest cent. The option exchange ratio is calculated as the sum of (x) the stock consideration to be received pursuant to the merger agreement for a share of Data Domain common stock plus (y) the quotient obtained by dividing (1) the cash consideration to be received pursuant to the merger agreement for a share of Data Domain common stock, by (2) the average closing sales prices of NetApp’s common stock, rounded to the nearest one-hundredth of a cent, for the ten most recent consecutive trading days ending on the third trading day immediately prior to the effective time of the merger. Each assumed and converted option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable to the option immediately prior to the completion of the first-step merger.

Each of Data Domain’s unvested restricted stock units and shares of restricted stock outstanding at the effective time of the first-step merger shall be assumed and converted into restricted stock units or shares of restricted stock, as applicable, representing the right to receive merger consideration payable for shares of Data Domain underlying each assumed and converted restricted stock unit or restricted share, as applicable. Each assumed and converted restricted stock unit and share of restricted stock shall otherwise be subject to the same terms and conditions, including vesting restrictions, as were applicable to such award immediately prior to the completion of the first-step merger.

The merger is subject to Data Domain stockholder approval and regulatory approvals and other usual and customary closing conditions. The merger is expected to be completed in the late summer or early fall of 2009.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Securities and Exchange Commission Regulation S-X Article 11, using the purchase method of accounting based on Statement of Financial Accounting Standard (SFAS) No. 141R, Business Combinations, which NetApp adopted on April 25, 2009, and are based on the historical financial statements of NetApp and Data Domain after giving effect to the cash to be paid and the stock to be issued by NetApp to consummate the acquisition, as well as certain reclassifications and pro forma adjustments. As NetApp has a fiscal year ending on the last Friday in April and Data Domain has a fiscal year ending on December 31, the unaudited pro forma condensed combined balance sheet combines the historical balances of NetApp as of January 23, 2009 with the historical balances of Data Domain as of March 31, 2009, plus pro forma adjustments. In addition, the unaudited pro forma condensed combined statements of operations combine the historical results of NetApp for the year ended April 25, 2008 and for the nine months ended January 23, 2009 with the historical results of Data Domain for the twelve months ended March 31, 2008 and the nine months ended December 31, 2008, respectively, plus pro forma adjustments. Data Domain’s historical results have been calculated by combining its reported interim data for each quarter within the respective period. For ease of reference, these pro forma statements use NetApp’s respective period end dates. In addition, no adjustments were made to Data Domain’s reported information for its respective historical three-month periods included in the unaudited pro forma condensed combined financial statements. Certain reclassifications have been made to the historical financial statements of Data Domain to conform with NetApp’s presentation, primarily related to the presentation of revenues and the associated cost of revenues.

The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on January 23, 2009. The unaudited pro forma condensed combined statements of operations for the nine months ended January 23, 2009 and the twelve months ended April 25, 2008 are presented as if the merger had occurred on April 28, 2007. The preliminary estimate of purchase consideration is calculated as if the acquisition had taken place on May 22, 2009.

SFAS No. 141R requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values, as determined in accordance with SFAS No. 157, Fair Value Measurements, as of the acquisition date and that the fair value of acquired in-process research and development be recorded on the balance sheet regardless of the likelihood of success as of the acquisition date. In addition, SFAS No. 141R establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price, which may be different than the amount of consideration assumed in these unaudited pro forma condensed combined financial statements.

SFAS No. 157, as amended, defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in SFAS No. 157, as amended, as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, NetApp may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect NetApp’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the purchase method of accounting, the assets acquired and liabilities assumed will be recorded as of the completion of the merger, primarily at their respective fair values and added to those of NetApp. Financial statements and reported results of operations of NetApp issued after completion of the merger will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Data Domain.

Under SFAS No. 141R, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges impacting the target company are expensed in the period in which the costs are incurred. Total advisory, legal, regulatory and valuation costs expected to be incurred by NetApp are estimated to be approximately $14 million to $18 million. An estimated $16 million of these transaction costs have been reflected in the unaudited pro forma condensed combined balance sheet; however, these costs have been excluded from the unaudited pro forma condensed combined statements of operations. The transaction costs for Data Domain are estimated to be $18 million. Data Domain’s expenses and cash outflows have not been reflected in the unaudited pro forma condensed combined balance sheet and statements of operations.

3.	Accounting Policies

Upon completion of the merger, NetApp will further review Data Domain’s accounting policies. As a result of that review, it may become necessary to harmonize the combined entity’s financial statements to conform to those accounting policies that are determined to be more appropriate for the combined entity.

4.	Preliminary Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Data Domain.

Purchase Price:	(In thousands)

Cash	$1,023,272
Common stock	888,506
Assumed and converted stock options	258,748
Assumed and converted restricted stock units	38,799

Total purchase price	2,209,325

Portion of assumed stock options and restricted stock units that are unearned or otherwise subject to future service requirements and therefore will be expensed in the financial statements prospectively rather than included in the purchase accounting	(159,731)

Net purchase price	$2,049,594

The preliminary estimate of merger consideration is calculated as if the acquisition had taken place on May 22, 2009, based upon NetApp’s closing common stock price of $18.46. As described in Note 1. Description of Transaction, the total purchase price can change based on the average closing price for NetApp common stock prior to closing. Using NetApp’s closing common stock price of $19.34 on June 2, 2009, as well as the applicable exchange ratio calculated using NetApp’s average closing common stock price for the 10 business days from May 14, 2009 to May 28, 2009, the preliminary estimate of merger consideration would have increased by approximately $5.4 million. This increase would be recorded as additional goodwill.

The cash consideration is calculated by multiplying the outstanding common shares of Data Domain as of May 22, 2009 of approximately 62,205,000 by the agreed cash consideration amount of $16.45 per share.

The stock consideration has been calculated using an exchange ratio of 0.7738 NetApp shares per Data Domain share. The exchange ratio has been calculated as $13.55 divided by the average closing price for NetApp common stock for the 10 business days from May 6, 2009 to May 19, 2009 of $17.51. The stock consideration has been determined by multiplying the resulting 48,131,000 NetApp shares to be issued to Data Domain stockholders with the closing price on May 22, 2009 of $18.46.

Based on the option exchange ratio in the agreement Data Domain’s outstanding options have been assumed and converted into approximately 21,457,000 NetApp options using an exchange ratio of 1.7131 NetApp options per Data Domain option. The fair value of the assumed and converted options have been estimated using a Black-Scholes valuation model with the following weighted-average assumptions: volatility of 47.58%; risk-free interest rate of 0.50% to 3.05%, average expected remaining life of 2.1 years and dividend yield of zero.

Based on the same exchange ratio as described above for Common Stock, Data Domain’s outstanding restricted stock units and restricted stock awards have been assumed and converted into approximately 946,000 NetApp restricted stock units. Upon vesting, the holders will receive $16.45 in cash per unit and NetApp shares based on a conversion ratio of 0.7738. The fair value of the assumed and converted restricted stock units has been estimated using the closing price of NetApp’s common stock as of May 22, 2009.

The expense associated with the portion of the assumed and converted stock options and restricted stock units that are subject to future service requirements and therefore not included in the purchase accounting have not been included in the pro forma statements of operations.

5.	Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by NetApp in the merger, reconciled to the estimate of the consideration expected to be transferred:

(In thousands)

Net tangible assets acquired	$289,648
Other asset/liability adjustments related to:
Inventory(a)	1,500
Deferred revenue(b)	18,933
Other(c)	(4,300)
Acquired intangibles(d)	419,000
Deferred tax liability(e)	(142,184)
Goodwill(f)	1,466,997
Contingencies(g)	—

Total preliminary estimated purchase price	$2,049,594

a)	As of the effective date of the merger, inventories are required to be measured at fair value. NetApp does not have detailed information at this time as to the specific finished goods on hand, evaluation units, or the specific types and nature of raw materials and supplies. The preliminary fair values adjustment to inventory is $1.5 million primarily to the finished goods inventory and evaluation units of Data Domain.

b)	Data Domain’s deferred revenue relates primarily to support and service obligations, which are deferred and recognized ratably over the term of each agreement. The preliminary fair values have been estimated based on preliminary assumptions and will be updated upon the closing of the acquisition.

c)	Other relates to certain assets that will not be assumed by NetApp and an additional liability for cash settlement of earned restricted stock units.

d)	As of the effective date of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets.

Under the HSR Act and other relevant laws and regulations, there are significant limitations regarding what NetApp can learn about the specifics of the Data Domain intangible assets. Obtaining the necessary information to complete the valuation of such intangible assets could take several months. As a result, the final determination of the values of such intangible assets will differ from these preliminary valuations and the differences could be material. As of the completion of the acquisition, NetApp will update the preliminary valuation of the acquired intangible assets.

The identifiable intangible assets acquired are as follows:

	Estimated	Estimated
Acquired Intangible Assets:	Fair Value	Useful Life
	(in thousands)

Existing technology	$217,000	5 years
In-process research and development	17,000	5 years
Existing customer relationships	147,500	5 years
Trade name	35,500	5 years
Backlog	2,000	1 year

Total acquired intangible assets	$419,000

• Existing technology acquired primarily consists of Data Domain’s data invulnerability architecture, stream-informed segment layout architecture, replication technology and global compression. For the purposes of these pro forma financial statements it is assumed that these assets will be amortized using the straight line method over an estimated useful life of 5 years.

• In-process research and development relates to R&D projects that as of the acquisition date have not been completed. Acquired in-process research and development assets are initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the acquisition date, these assets will not be amortized into earnings; instead these assets will be subject to periodic impairment testing. Upon successful completion of the development process for an acquired in-process research and development project, determination as to the useful life of the asset will be made; at that point in time, the asset would then be considered a finite-lived intangible asset and NetApp would begin to amortize the asset into earnings. For the purposes of these pro forma financial statements it is assumed that it will take approximately 6 months to complete the on-going projects and that the acquired asset then will be amortized using the straight line method over an estimated useful life of 5 years.

• Existing customer relationships consists of Data Domain’s contractual relationships and customer loyalty especially related to their resellers, value added resellers, distributors and direct end customers. For the purposes of these pro forma financial statements it is assumed that these assets will be amortized using the straight line method over an estimated useful life of 5 years.

• Trade name primarily relates to the Data Domain brand and their various registered product names. For the purposes of these pro forma financial statements it is assumed that these assets will be amortized using the straight line method over an estimated useful life of 5 years.

• Backlog relates to Data Domain’s backlog as of the date of the acquisition. It is expected that this asset will be amortized within the first year after the acquisition.

e)	To record the net deferred tax liability associated with the estimated fair value adjustment of assets to be acquired and liabilities to be assumed, offset by the deferred tax asset associated with assumed stock options and restricted stock units, recorded at an estimated 37% weighted average statutory tax rate in the jurisdictions where the fair value adjustments may occur, primarily the United States of America.

f)	Goodwill is calculated as the difference between the preliminary acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.

g)	As of the effective date of the merger, except as specifically excluded, contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. NetApp has currently not identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated. If information becomes available prior to the end of the purchase price measurement period, which would indicate that a liability which existed at the acquisition date, is probable and the amount can be reasonably estimated, such items will be included in the purchase price allocation and result in additional goodwill.

In addition, Data Domain has recorded provisions for uncertain tax positions. Income taxes are exceptions to both the recognition and fair value measurement principles of SFAS No. 141R, as amended, and continue to be accounted for under the guidance of SFAS No. 109, Accounting for Income Taxes (SFAS 109), as amended, and related interpretative guidance. As such, the combined company would continue to account for the Data Domain uncertain tax positions using FIN 48, Accounting for Uncertainty in Income Taxes. NetApp has currently not identified any basis for modifying Data Domain’s current application of these standards. Therefore, for the purpose of these unaudited pro forma condensed combined financial statements, NetApp has not adjusted the Data Domain recorded book values for uncertain tax positions. This assessment is preliminary and subject to change.

6.	Pro Forma Adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Estimate of Consideration Expected to be Transferred; and Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

a) To record the cash portion of the merger consideration estimated to be $1,023.3 million, as well as the estimated transaction costs of NetApp of approximately $16.0 million.

b) To adjust acquired inventory to an estimate of fair value. NetApp’s cost of sales will reflect the increased valuation of Data Domain’s inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year post-acquisition. There is no continuing impact of the acquired inventory adjustment on the combined operating results and as such is not included in the unaudited pro forma condensed combined statement of operations.

c) To record goodwill as a result of the merger.

d) To record intangible assets acquired as a result of the merger and eliminate historical Data Domain intangible assets, as follows:

(In thousands)

Eliminate Data Domain’s historical intangible assets	$(100)
Estimated fair value of intangible assets acquired	419,000

Total	$418,900

e) To adjust the fair value of Data Domain’s long-term investments and restricted cash.

f) To record the earned portion of assumed restricted stock units that will be settled in cash.

g) To adjust the carrying value of deferred revenue to the estimated fair value and write-off deferred revenue where no legal performance obligation exists subsequent to the closing of the merger.

h) To record the net deferred tax liability associated with the estimated fair value adjustment of assets to be acquired and liabilities to be assumed, offset by the deferred tax asset associated with assumed stock options and restricted stock units, recorded at an estimated 37% weighted average statutory tax rate in the jurisdictions where the fair value adjustments may occur, primarily the United States of America.

i) To adjust for the par value of the additional NetApp common shares issued as part of the merger.

j) To record the common shares issued as a portion of the merger consideration, at fair value less par, and to eliminate Data Domain’s additional paid-in capital, as follows:

(In thousands)

Eliminate Data Domain additional paid in capital	$(308,619)
Issuance of NetApp common stock, par value	(48)
Issuance of NetApp common stock	888,506
Additional Data Domain stock options assumed by NetApp	258,748
Additional Data Domain restricted stock units assumed and converted by NetApp	38,799
Portion of assumed stock options and restricted stock units that are unearned or otherwise subject to future service requirements and therefore will be expensed in the financial statements prospectively rather than included in the purchase accounting	(159,731)

Total	$717,655

k) To eliminate Data Domain’s accumulated deficit of $17.4 million, and to reflect NetApp’s estimated transaction costs of approximately $16.0 million.

l) To eliminate Data Domain’s accumulated other comprehensive loss.

m) To reclassify certain Data Domain historical revenue and cost of revenue amounts to conform to NetApp reporting methodology.

n) Related to the amortization of purchased existing technologies and in-process research and development included as a part of the cost of sales for the product revenue stream.

			Amortization for	Amortization for
			Twelve Months	Nine Months Ended
	Estimated	Expected	Ended April 25,	January 23,
Acquired Intangible Assets:	Value	Life	2008	2009

Existing technologies	$217,000	5 years	$43,400	$32,550
In process research and development	$17,000	5 years	$1,700	$2,550

Total	$234,000		$45,100	$35,100

For purposes of these pro forma financials, it is assumed that it will take 6 months to complete the acquired in-process research and development projects at which time the fair value will be amortized on a straight line basis over an estimated useful life of 5 years

o) To record the amortization of other acquired intangible assets included as a component of sales and marketing operating expenses.

			Amortization for	Amortization for
			Twelve Months	Nine Months Ended
	Estimated	Expected	Ended April 25,	January 23,
Acquired Intangible Assets:	Value	Life	2008	2009

Existing customer relationships	$147,500	5 years	$29,500	$22,125
Trade name	35,500	5 years	7,100	5,325

Total amortization	$183,000		$36,600	$27,450

Since there is no continuing impact of the amortization of backlog on the combined operating results, the amortization of backlog has not been included in the unaudited pro forma condensed combined statement of operations.

p) To adjust for the assumed reduction in interest income due to reduced cash balances as a result of the cash consideration issued as part of the merger.

	Reduction for	Reduction for
	Twelve Months	Nine Months Ended
	Ended April 25,	January 23,
Assumed Interest Income Reduction	2008	2009

Reduction in interest income based on approximately $1,023.3 million of cash used at an effective weighted average interest rate of 1.20% and 0.65% for the twelve months ended April 25, 2008 and the nine months ended January 23, 2009 respectively	$12,276	$4,975

The effective interest rate has been determined based on the actual interest recognized during the presented twelve-and nine-month periods.

q) To record the impact of the provision (benefit) for income taxes due to the merger.

Additional Tax Provision (Benefit) related to the Pro Forma Adjustments

	For the Twelve	For the Nine
	Months Ended	Months Ended
	April 25, 2008	January 23, 2009

Total impact of pro forma adjustments	$(93,976)	$(67,525)
Tax rate (1)	37%	37%

Tax (benefit) of pro forma adjustments	$(34,771)	$(24,984)

(1)	Represents an estimate of the weighted-average statutory tax rates in the jurisdictions primarily the United States of America where the fair value adjustments may occur.

r) Related to the number of additional shares of common stock issued in relation to the merger based on the closing price of NetApp common stock as of May 22, 2009, the merger closing date assuming that the shares had been issued as of April 28, 2007.

s) Related to the additional diluted impact of the stock options and restricted stock units assumed upon closing of the merger. The diluted impact has been estimated using the treasury method assuming the shares for both the twelve months ended April 25, 2008 would be bought back at the closing price of NetApp’s shares at May 22, 2009. The diluted impact of the outstanding and assumed stock options and restricted stock units for the nine months ended January 23, 2009 has been excluded as the impact would have been anti-dilutive.

COMPARISON OF STOCKHOLDERS’ RIGHTS

NetApp and Data Domain are both incorporated under Delaware law. Any differences, therefore, between the rights of NetApp stockholders and Data Domain stockholders are due to differences in each company’s respective certificate of incorporation, bylaws and agreements, if any, defining the rights of securityholders. Upon completion of the merger, Data Domain stockholders, other than those who elect to exercise their statutory appraisal rights, will exchange their shares of Data Domain common stock for cash and shares of NetApp common stock, at which time they will become stockholders of NetApp and their rights as stockholders will be governed by NetApp’s certificate of incorporation and bylaws.

The summary below highlights certain material differences between the rights of holders of NetApp common stock and the rights of holders of Data Domain common stock. The summary does not purport to be a complete description of the differences. The certificates of incorporation and bylaws of NetApp and Data Domain are subject to amendment in accordance with their respective terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 119.

In addition to rights under Data Domain’s certificate of incorporation and bylaws, certain Data Domain stockholders have rights under that certain Amended and Restated Investors’ Rights Agreement, as amended, by and among Data Domain and the investors listed on Schedule A thereto (the “rights agreement”). The rights agreement, which provides for demand, “piggy back” and short-form registration rights, will terminate automatically upon the completion of the merger. A copy of the rights agreement is filed as an exhibit to Data Domain’s Registration Statement on Form S-1, which was initially filed with the SEC on March 30, 2007, the November 2007 amendments thereto are filed as exhibits to Data Domain’s Registration Statement on Form S-1, which was initially filed with the SEC on November 1, 2007.

NetApp	Data Domain

AUTHORIZED CAPITAL STOCK

NetApp is authorized to issue two classes of stock to be designated common stock, consisting of 885,000,000 shares, par value $0.001 per share, and preferred stock, consisting of 5,000,000 shares, par value $0.001 per share.

Data Domain is authorized to issue two classes of stock to be designated common stock, consisting of 300,000,000 shares, par value $0.0001 per share, and preferred stock, consisting of 20,000,000 shares, par value $0.0001 per share.

NetApp’s preferred stock may be issued from time to time in one or more series, without further stockholder approval. NetApp’s board of directors is authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon each series of preferred stock, and the number of shares constituting any such series and the designation thereof. The rights, privileges, preferences and restrictions of any such additional series may be subordinated to, pari passu with, or senior to the rights, preferences and restrictions of any present or future class or series of preferred stock or common stock.

Data Domain’s board of directors is authorized, without further stockholder approval, to provide for the issuance of preferred stock in series, and, by filing a certificate pursuant to the applicable provisions of Delaware law, to establish from time to time the number of shares to be included in the series and to fix the designation, powers, preferences and rights of each of these series and any qualifications, limitations or restrictions thereof.

NetApp’s board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. If the board of directors decreases the number of shares of any series in such manner, the shares constituting such decrease will resume the status they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of Data Domain’s capital stock entitled to vote thereon, without a vote of the holders of the preferred stock, or of any series thereof, subject to certain exceptions.

NetApp	Data Domain

AMENDMENT TO THE CERTIFICATE OF INCORPORATION

Under Delaware law, an amendment to the certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

NetApp reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation. Notwithstanding the foregoing, the affirmative vote of the holders of at least 66 and 2/3% of NetApp’s outstanding voting stock entitled to vote at an election of directors is required to amend certain provisions of the certificate of incorporation, including provisions relating to (i) the amendment of the bylaws, (ii) the number and election of directors, (iii) stockholder meetings, (iv) the indemnification of officers and directors, and (v) the requirements for amending the certificate of incorporation.

Data Domain reserves the right to amend or repeal any provision contained in its certificate of incorporation in the manner prescribed by Delaware law. In addition to any vote of the holders of any class or series of Data Domain’s stock required by law or by the certificate of incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of Data Domain’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal the provisions of the certificate of incorporation.

However, any amendment or repeal of the provisions of the certificate of incorporation relating to (i) the election of directors, (ii) the liability of directors, (iii) the amendment of Data Domain’s bylaws, or (iv) the amendment of Data Domain’s certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of Data Domain’s capital stock entitled to vote generally in the election of directors, voting together as a single class.

AMENDMENT TO BYLAWS

Under Delaware law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

NetApp’s certificate of incorporation authorizes the board of directors to make, repeal, alter, amend and rescind any or all of NetApp’s bylaws.	Data Domain’s certificate of incorporation authorizes the board of directors to adopt, amend or repeal any or all of Data Domain’s bylaws.

The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of the holders of at least 66 and 2/3% of the outstanding shares of NetApp’s voting stock entitled to vote at an election of directors.

In addition, the certificate of incorporation authorizes Data Domain’s stockholders to adopt, amend or repeal the bylaws, provided that, in addition to any vote of the holders of any class or series of Data Domain’s stock required by law or by the certificate of incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of Data Domain’s capital stock entitled to vote generally in the election of directors, voting together as a single class, is required for any adoption, amendment or repeal of the bylaws.

NetApp	Data Domain

SPECIAL MEETING OF STOCKHOLDERS

NetApp’s certificate of incorporation provides that special meetings of the stockholders may only be called by NetApp’s chief executive officer, president, chairman of the board, or a majority of the members of the board of directors.
Special meetings of Data Domain’s stockholders may be called only by (i) the board of directors, (ii) the chairman of the board, or (iii) the chief executive officer.

STOCKHOLDER ACTION

Action by Written Consent without a Meeting

NetApp’s certificate of incorporation and bylaws provide that NetApp’s stockholders may only take action by meetings held pursuant to NetApp’s certificate of incorporation and bylaws and may not take any action by written consent without a meeting.

Data Domain’s certificate of incorporation provides that any action required or permitted to be taken by Data Domain’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Quorum

NetApp’s bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by NetApp’s certificate of incorporation.

Data Domain’s bylaws provide that the holders of a majority of the voting power of the outstanding shares entitled to vote generally in the election of directors, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting separately as a class or series, the holders of a majority of the voting power of the shares of that class or series shall constitute a quorum for the transaction of such business for the purposes of taking action on the specified business.

STOCKHOLDER PROPOSALS AND NOMINATIONS

      With respect proposals relating to the election of directors, NetApp’s bylaws state that nominations by stockholders must be preceded by notification in writing received by the secretary of the corporation not less than 120   days prior to any meeting of stockholders called for the election of directors. Such notification shall contain the written consent of each proposed nominee to serve as a director if so elected and the following information as to each proposed nominee and as to each person, acting alone or in conjunction with one or more other persons as a partnership, limited partnership, syndicate or other group, who participates or is expected to participate in making such nomination or in organizing, directing or financing such nomination or solicitation of proxies to vote for the nominee:

• the name, age, residence, address, and business address of each proposed nominee and of each	Data Domain’s bylaws provide that nominations of persons for election to the board of directors and proposals of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record who was a stockholder of record at the time of the giving of the notice provided for below who is entitled to vote at the meeting and who has complied with the notice provisions of the bylaws.

To be timely, a stockholder’s notice must be delivered to Data Domain’s secretary at the company’s principal executive offices not less than forty-five (45) or more than seventy-five (75) days prior to the first anniversary of the date on which Data Domain first mailed its proxy materials for the preceding year’s annual meeting of stockholders, provided that if no proxy materials were mailed by Data Domain in connection with the preceding year’s

NetApp	Data Domain

such person;

     • the principal occupation or employment, the name, type of business and address of the corporation or other organization in which such employment is carried on of each proposed nominee and of each such person;
annual meeting, or if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder will be timely only if it is so delivered not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) the 10th day following the day on which public announcement of the date of the meeting is first made.

      •   the amount of NetApp’s stock owned beneficially, either directly or indirectly, by each proposed nominee and each such person; and

     • a description of any arrangement or understanding of each proposed nominee and of each such person with each other or any other person regarding future employment or any future transaction to which NetApp will or may be a party.

     With respect to stockholder proposals other than for the election of directors, the stockholder must have given timely notice thereof in writing to NetApp’s secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at NetApp’s principal executive offices not less than 120 days prior to the date of the meeting. A stockholder’s notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on NetApp’s books, of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (c) the class and number of NetApp’s shares that are owned beneficially and of record by such stockholder of record and by the beneficial owner, if any, on whose behalf of the proposal is made and (d) any material interest of such stockholder of record and the beneficial owner, if any, on whose behalf the proposal is made in such business.

     For nominations or other business to be properly brought before an annual meeting by a stockholder, (i) the stockholder must have given timely notice thereof in writing to Data Domain’s Corporate Secretary as described above, (ii) the proposed business must be a proper matter for stockholder action under the Delaware law, (iii) if the stockholder, or the beneficial owner on whose behalf a proposal or nomination is made, has provided Data Domain with a “stockholder’s notice” (as described below), the stockholder or beneficial owner must, in the case of a proposal, have delivered prior to the meeting a proxy statement and form of proxy to holders of at least the percentage of Data Domain’s voting shares required under applicable law to carry a proposal, or, in the case of a nomination or nominations, have delivered prior to the meeting a proxy statement and form of proxy to holders of a percentage of Data Domain’s voting shares reasonably believed by the stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by the stockholder, and must, in either case, have included in the materials the solicitation notice and (iv) if the related solicitation notice has not been timely provided, the stockholder or beneficial owner proposing the business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice.

The “stockholder’s notice” must set forth (a) as to each person whom the stockholder proposes to nominate for election or re- election as a director all information relating to the person as would be required to be disclosed in solicitations of proxies for the election of the nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and the person’s written consent to serve as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business, the reasons for conducting the business at the meeting and any material interest in the business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of the stockholder, as they appear on Data

NetApp	Data Domain

Domain’s books, and of the beneficial owner, (ii) the class and number of Data Domain’s shares that are owned beneficially and of record by the stockholder and such beneficial owner, and (iii) whether either the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Data Domain’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of Data Domain’s voting shares to elect the nominee or nominees.

BOARD OF DIRECTORS

Number of Directors

     NetApp’s certificate of incorporation provides that the number of directors is to be determined by resolution of the board of directors.

     NetApp’s bylaws provide that the number of directors constituting the whole board is to be determined by resolution of the board of directors, provided that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director.
Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, Data Domain’s certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors, including vacancies, and may not be fixed by any other persons.

Data Domain’s bylaws authorize the board of directors to fix the number of directors, subject to certain exceptions that are not applicable at the present time.

Classification

NetApp does not have a classified board of directors.
Subject to specified exceptions, Data Domain’s board of directors shall be divided into three classes: Class I, Class II and Class III, and each director shall serve for a term ending on the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected.

Removal

NetApp’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of NetApp’s shares entitled to vote at an election of directors.

Subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of Data Domain’s capital stock entitled to vote generally in the election of directors, voting together as a single class.

NetApp	Data Domain

Special Meeting of the Board

NetApp’s bylaws provide that a special meeting of the board of directors may be called by the chairman of the board or the chief executive officer on 12 hours notice to each director. In addition, special meetings of the board of directors may be called by the chief executive officer or secretary in the same manner and with the same notice on the written request of a majority of the members of the board of directors, unless the board of directors consists of only one director, in which case special rules apply. A written waiver of notice, signed by the person entitled thereto, whether before or after the time of the meeting stated therein, shall be deemed equivalent to notice.

Data Domain’s bylaws provide that special meetings of the board directors shall be called at the request of the chairman of the board, the chief executive officer or a majority of the number of directors necessary to constitute a quorum.

COMPARATIVE MARKET PRICES AND DIVIDENDS

NetApp and Data Domain common stock trades on the NASDAQ Global Select Market. The following table sets forth the high and low sales prices of shares of NetApp and Data Domain common stock as reported on the NASDAQ Global Select Market.

NetApp Common Stock	High	Low	Data Domain Common Stock	High	Low

2007			2007
Quarter ended April 27, 2007	$40.62	$34.69	Quarter ended June 30, 2007 (beginning on June 27, 2007)	$25.40	$19.94
Quarter ended July 27, 2007	39.08	28.50	Quarter ended September 30, 2007	32.73	21.47
Quarter ended October 26, 2007	32.38	22.51	Quarter ended December 31, 2007	41.14	23.86
2008			2008
Quarter ended January 25, 2008	32.08	19.58	Quarter ended March 31, 2008	26.49	18.93
Quarter ended April 25, 2008	24.03	19.00	Quarter ended June 30, 2008	25.16	20.00
Quarter ended July 25, 2008	27.49	21.32	Quarter ended September 30, 2008	23.93	19.30
Quarter ended October 24, 2008	26.78	11.51	Quarter ended December 31, 2008	22.46	14.83
2009			2009
Quarter ended January 23, 2009	15.69	10.39	Quarter ended March 31, 2009	19.61	10.25
Quarter ended April 24, 2009	19.36	12.39	Quarter ending June 30, 2009 (through June 3, 2009)	33.09	11.73
Quarter ending July 31, 2009 (through June 3, 2009)	20.95	16.71

(1)	NetApp’s fiscal year ends on the last Friday of April.

(2)	Data Domain began trading on the NASDAQ Global Select Market on June 27, 2007.

Neither NetApp nor Data Domain has declared dividends on its common stock during the last three fiscal years.

On May 19, 2009, the last full trading day before the initial public announcement of the potential merger, the high and low sales prices of shares of NetApp common stock as reported on the NASDAQ Global Select Market were $18.48 and $17.35, respectively. On June 2, 2009, the last full trading day before the public announcement of the revised terms of the merger, the high and low sales prices of shares of NetApp common stock as reported on the NASDAQ Global Select Market were $20.16 and $19.20, respectively. On [          ], 2009, the last full trading

day before the date of this proxy statement/prospectus, the high and low sale prices of shares of NetApp common stock as reported on the NASDAQ Global Select Market were $[     ] and $[     ], respectively.

On May 19, 2009, the last full trading day before the initial public announcement of the potential merger, the high and low sales prices of shares of Data Domain common stock as reported on the NASDAQ Global Select Market were $17.53 and $16.77, respectively. On June 2, 2009, the last full trading day before the public announcement of the revised terms of the merger, the high and low sales prices of shares of Data Domain common stock as reported on the NASDAQ Global Select Market were $31.74 and $30.80, respectively. On [          ], 2009, the last full trading day for which data was available before the date of this proxy statement/prospectus, the high and low sales prices of shares of Data Domain common stock as reported on the NASDAQ Global Select Market were $[     ] and $[     ], respectively.

As of [          ], 2009, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately [          ] registered holders of NetApp common stock and approximately [          ] registered holders of Data Domain common stock.

NetApp stockholders and Data Domain stockholders are advised to obtain current market quotations for NetApp common stock and Data Domain common stock. The market price of NetApp common stock and Data Domain common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of NetApp common stock or Data Domain common stock before or after the effective date of the merger.

DATA DOMAIN PROPOSAL 2 — POSSIBLE ADJOURNMENT OR POSTPONEMENT OF THE
DATA DOMAIN SPECIAL MEETING

In this proposal, we are asking you to authorize the holder of any proxy solicited by Data Domain’s board of directors to vote in favor of granting discretionary authority to the proxy or attorney-in-fact to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional proxies. If our stockholders approve the adjournment proposal, we could adjourn or postpone the special meeting and any adjourned or postponed session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from our stockholders that have previously voted.

If at the special meeting the number of shares of our common stock represented and voting in favor of adoption of the merger agreement is not sufficient to adopt the merger agreement, we may postpone or move to adjourn the special meeting in order to enable Data Domain’s board of directors to solicit additional proxies in respect of such proposal. In the event of a motion to adjourn the special meeting, we will ask our stockholders to vote only upon the adjournment proposal, and not the proposal regarding the adoption of the merger agreement.

Failure of the adjournment proposal to pass will not affect the ability of the holder of any proxy solicited by us to adjourn the special meeting in the event that a sufficient number of shares of our common stock are not represented at the special meeting to establish a quorum, or for any other lawful purpose.

Accordingly, the Data Domain board of directors unanimously recommends that Data Domain stockholders vote “FOR” Proposal 2.

LEGAL MATTERS

The validity of the NetApp common stock to be issued in connection with the merger will be passed upon for NetApp by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Wilson Sonsini Goodrich & Rosati, Professional Corporation and Fenwick & West LLP, on behalf of Data Domain, will pass upon certain legal matters with respect to the tax consequences of the merger.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated by reference in the proxy statement/prospectus by reference from NetApp’s Annual Report on Form 10-K for the fiscal year ended April 25, 2008, and the effectiveness of NetApp’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report on the consolidated financial statements and the related consolidated financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph regarding NetApp’s adoption of FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 and Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment). Such financial statements and financial statement schedule have been so incorporated, in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Data Domain, Inc. appearing in Data Domain, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, including the schedule appearing therein, and the effectiveness of Data Domain, Inc.’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Data Domain board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on any other matters based on their best judgment, and they intend to vote the shares as the Data Domain board of directors may recommend.

DATA DOMAIN STOCKHOLDER PROPOSALS

Data Domain will hold a 2010 annual meeting of stockholders only if the merger is not completed. If it is determined that the merger will not be completed as contemplated by the merger agreement, and stockholder proposals for inclusion in Data Domain’s proxy statement and form of proxy relating to its annual meeting of stockholders to be held in 2010 must be received by Data Domain’s Corporate Secretary at Data Domain’s principal executive offices no later than February 18, 2010. Stockholders wishing to bring a proposal before the annual meeting to be held in 2010 (but not include it in the proxy materials) must provide written notice of such proposal to Data Domain’s Corporate Secretary at 2421 Mission College Blvd., Santa Clara, CA 95054, between April 2, 2010 and May 4, 2010.

WHERE YOU CAN FIND MORE INFORMATION

NetApp has filed with the SEC a registration statement under the Securities Act that registers the distribution to Data Domain stockholders of the shares of NetApp common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about NetApp and NetApp common stock. The rules and regulations of the SEC allow NetApp to omit certain information included in the registration statement from this proxy statement/prospectus.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like NetApp and Data Domain, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by NetApp with the SEC are also available at NetApp’s website at http://www.netapp.com. The reports and other information filed by Data Domain with the SEC are also available at Data Domain’s website at http://www.datadomain.com. The web addresses of the SEC, NetApp, and Data Domain are included as inactive textual references only. Except as specifically incorporated by reference in this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

Incorporation by Reference

The SEC allows NetApp and Data Domain to incorporate by reference information in this proxy statement/prospectus. This means that NetApp and Data Domain can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

In the first quarter of fiscal 2009, NetApp implemented a change in the reporting of warranty costs, and reported these costs in cost of product revenues. These costs were included in cost of service revenues in NetApp’s Annual Report on Form 10-K for the fiscal year ended April 25, 2008 that is incorporated by reference into this proxy statement/prospectus. This change had no effect on the reported amounts of total cost of revenue, gross profit or net income for any period presented in such Annual Report on Form 10-K. NetApp’s Consolidated Statements of Income data for fiscal years 2008, 2007 and 2006 that has been used to derive the Selected Consolidated Historical Financial Data of NetApp and the Selected Unaudited Pro Forma Combined Financial Data in this proxy statement/prospectus reflect a reclassification of $27.0 million, $22.1 million and $18.6 million, respectively, to conform to NetApp’s current period presentation.

This proxy statement/prospectus incorporates by reference the documents listed below that NetApp and Data Domain previously filed with the SEC, as well as the annexes to this proxy statement/prospectus. They contain important information about the companies and their financial condition.

NetApp SEC Filings (SEC File No. 0-27130; CIK No. 0001002047)	Period or Date Filed
Annual Report on Form 10-K (including the information incorporated by reference therein from NetApp’s definitive proxy statement filed with the SEC on July 14, 2008) Quarterly Report on Form 10-Q	Year ended April 25, 2008 Quarters ended July 25, 2008, October 24, 2008 and January 23, 2009
Current Reports on Form 8-K	February 11, 2009; April 6, 2009; April 13, 2009; April 30, 2009; May 20, 2009 (with respect to information that was filed and not furnished) May 21, 2009; and June 3, 2009
The description of NetApp common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.
Data Domain SEC Filings (SEC File No. 001-33517; CIK No. 0001391984)	Period or Date Filed
Annual Report on Form 10-K, as amended on Form 10-K/A	Year ended December 31, 2008
Quarterly Report on Form 10-Q	Quarter ended March 31, 2009
Current Reports on Form 8-K	February 3, 2009; May 21, 2009; and June 3, 2009

In addition, NetApp and Data Domain also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Data Domain special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

NetApp has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to NetApp, and Data Domain has supplied all information relating to Data Domain.

Documents incorporated by reference are available from NetApp and Data Domain without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/

prospectus or filed as exhibits to the registration statement of which this proxy/statement prospectus is a part by requesting them in writing or by telephone from the appropriate company at the following addresses:

NetApp, Inc.	Data Domain, Inc.

NetApp, Inc. 495 East Java Drive Sunnyvale, CA 94089 Investor Relations Telephone: (408) 822-7098	Data Domain, Inc. 2421 Mission College Blvd. Santa Clara, CA 95054 Investor Relations Telephone: (408) 980-4909

Data Domain stockholders requesting documents should do so by [          ], 2009 (which is five business days prior to the special meeting) in order to ensure you receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from NetApp or Data Domain, they will be mailed to you by first-class mail, or another equally prompt means, within one business day after receipt of your request.

Neither NetApp nor Data Domain has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

This proxy statement/prospectus contains a description of the representations and warranties that each of NetApp and Data Domain made to the other in the merger agreement. Representations and warranties made by NetApp, Data Domain and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Data Domain, NetApp or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

APPENDIX A

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among NetApp, Inc., a Delaware corporation (“Parent”), Kentucky Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”), Derby Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), and Data Domain, Inc., a Delaware corporation (the “Company”) is made and entered into as of June 3, 2009 by and among Parent, Merger Sub One, Merger Sub Two and the Company. All capitalized terms that are used in this Amendment but not defined in this Amendment shall have the respective meanings ascribed thereto in the Merger Agreement.

WHEREAS, on June 1, 2009, the Company received an unsolicited acquisition proposal from EMC Corporation and EMC Corporation commenced a tender offer to acquire all outstanding shares of Company Common Stock;

WHEREAS, on June 2, 2009, Parent offered to amend the Merger Agreement on the terms set forth herein;

WHEREAS, each of the respective Board of Directors of Parent, the Merger Subs and the Company has approved this Amendment and the transactions contemplated hereby, and deems it advisable and in the best interests of their respective stockholders to enter into this Amendment and consummate the transactions contemplated hereby pursuant to which, among other things, and as a single integrated transaction, Merger Sub One will be merged with and into the Company (the “First Step Merger” or the “Merger”) in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Company will continue as the surviving corporation of the First Step Merger and each share of the Company Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, the Merger Subs and the Company hereby agree as follows:

1. Amendments to Section 1.1(cc). Section 1.1(cc) of the Merger Agreement is hereby amended and restated in its entirety and replaced with the following:

“(cc) “Exchange Ratio” shall mean, subject to adjustment pursuant to Section 2.7(b)(i) and Section 2.7(b)(ii):

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(i) 0.7783 shares of Parent Common Stock if the Closing Average is less than $17.41;

(ii) 0.6370 shares of Parent Common Stock if the Closing Average is greater than $21.27; and

(iii) that fraction of shares of Parent Common Stock (rounded to the nearest ten thousandth) equal to the quotient obtained by dividing $13.55 by the Closing Average, if the Closing Average is (A) less than or equal to $21.27 and (B) greater than or equal to $17.41.

2. Amendment to Section 2.7(b)(i). Section 2.7(b)(i) of the Merger Agreement is hereby amended and restated in its entirety and replace with the following:

“(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Company Shares), including any Company Restricted Stock that shall have ceased, as a result of or immediately prior to the Effective Time, to be unvested or subject to a repurchase option, risk of forfeiture or other condition pursuant to the terms of such Company Stock Award or other agreement governing such Company Restricted Stock (which shall include any vesting as a result of any termination of employment or transaction contemplated by employee agreements and any resignation delivered pursuant to Section 6.13) shall be canceled and extinguished and automatically converted into the right to receive a combination of (A) $16.45 in cash, without interest (such per share cash amount being referred to herein as the “Cash Consideration”) plus (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (such per share amount being referred to herein as the “Stock Consideration”) upon the surrender of the certificate representing such share of Company Common Stock (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner set forth in Section 2.11). Notwithstanding the foregoing sentence, if the Exchange Ratio is (A) greater than or equal to 0.7006, and (B) less than 0.7783, then Parent, in its sole discretion and subject to the following sentence, may reduce the Stock Consideration by such amount as Parent may determine. If Parent elects to reduce the amount of the Stock Consideration pursuant to the preceding sentence, then the Cash Consideration shall be increased by an amount equal to the product of (A) the amount of such reduction in the Stock Consideration pursuant to the preceding sentence multiplied by (B) the Closing Average. For all purposes of and under this Agreement, the term “Merger Consideration” shall mean the Cash Consideration plus the Stock Consideration, each as adjusted by this Section 2.7(b)(i) and Section 2.7(b)(ii) together with any cash payable under Section 2.7(b)(iv) with respect to each share of Company Common Stock in lieu of a fractional share of Parent Common Stock otherwise issuable pursuant hereto.”

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3. Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Parent, Merger Sub One and Merger Sub Two as follows (each of which representations and warranties shall be deemed, for all purposes of and under the Merger Agreement, to form a part of Section 3.2 of the Merger Agreement):

(a) Corporate Approvals.

(i) The Company has all requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations under the Agreement (as amended by this Amendment), and subject to obtaining the Requisite Merger Approval, to consummate the transactions contemplated by the Agreement (as amended by this Amendment). The execution and delivery of this Amendment by the Company, the performance by the Company of its obligations under the Agreement (as amended by this Amendment), and the consummation by the Company of the transactions contemplated by the Agreement (as amended by this Amendment) have been duly authorized by all necessary corporate action on the part of the Company other than, in the case of the consummation of the Merger, (i) the filing with the SEC of a proxy statement with respect to and obtaining the Requisite Merger Approval and (ii) the filing of the Certificate of Merger as required by the DGCL, and no additional corporate or other actions or proceedings on the part of the Company are necessary to authorize this Amendment or the consummation of the transactions contemplated by the Agreement (as amended by this Amendment). This Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub One and Merger Sub Two, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and other similar laws affecting or relating to creditors rights generally and is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(ii) At a meeting duly called and held on June 3, 2009, the Company Board unanimously (i) determined that the Agreement (as amended by this Amendment) is advisable, (ii) determined that the Agreement (as amended by this Amendment) is fair to, and in the best interests of, the Company’s stockholders, (iii) approved the execution and delivery of this Amendment by the Company, the performance by the Company of its covenants and obligations set forth in the Agreement (as amended by this Amendment) and the consummation of the Merger and the transactions contemplated by the Agreement (as amended by this Amendment) upon the terms and conditions set forth in the Agreement (as amended by this Amendment), and (iv) resolved to recommend that the stockholders of the Company approve the Merger Proposal at the Company Stockholder Meeting. As of the date hereof, the Company Board has not rescinded or modified in any way the foregoing determinations and actions.

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4. Additional Representations and Warranties of Parent and the Merger Subs. Each of Parent, Merger Sub One and Merger Sub Two hereby represents and warrants to the Company as follows (each of which representations and warranties shall be deemed, for all purposes of and under the Merger Agreement, to form a part of Section 4.2 of the Merger Agreement):

(a) Corporate Approvals.

(i) Each of Parent, Merger Sub One and Merger Sub Two has all requisite corporate power and authority to execute and deliver this Amendment and to consummate the transactions contemplated by the Agreement (as amended by this Amendment) and to perform its obligations under the Agreement (as amended by this Amendment). The execution and delivery of this Amendment by Parent, Merger Sub One and Merger Sub Two, the performance by Parent, Merger Sub One and Merger Sub Two of their respective obligations under the Agreement (as amended by this Amendment), and, assuming the accuracy in all respects of the representations and warranties of the Company set forth in Section 3.4 and the compliance in all respects by the Company with the restrictions set forth in Section 5.2(b), the consummation by Parent, Merger Sub One and Merger Sub Two of the transactions contemplated by the Agreement (as amended by this Amendment) have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub One and Merger Sub Two and no additional corporate or other actions or proceedings (including a vote of Parent’s stockholders) on the part of Parent, Merger Sub One or Merger Sub Two are necessary to authorize this Amendment or the consummation of the transactions contemplated by the Agreement (as amended by this Amendment). This Amendment has been duly executed and delivered by each of Parent, Merger Sub One and Merger Sub Two and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub One and Merger Sub Two, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and other similar laws affecting or relating to creditors rights generally and is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(iii) At a meeting duly called and held on June 2, 2009, the Parent Board unanimously (i) determined that the Agreement (as amended by this Amendment) is advisable, (ii) determined that the Agreement (as amended by this Amendment) is fair to, and in the best interests of, the stockholders of Parent, and (iii) approved this Amendment and the transactions contemplated by the Agreement (as amended by this Amendment). As of the date hereof, the Parent Board has not rescinded or modified in any way the foregoing determinations and actions. Pursuant to action taken by written consent on June 2, 2009, the board of directors of Merger Sub One unanimously (i) determined that the Agreement (as amended by this Amendment) is advisable, (ii) determined that the Agreement (as amended by this Amendment) is fair to, and in the best interests of, the sole

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stockholder of Merger Sub One, and (iii) approved this Amendment and the transactions contemplated by the Agreement (as amended by this Amendment). As of the date hereof, the board of directors of Merger Sub One has not rescinded or modified in any way the foregoing determinations and actions. Pursuant to action taken by written consent on June 2, 2009, the board of managers of Merger Sub Two unanimously (i) determined that the Agreement (as amended by this Amendment) is advisable, (ii) determined that the Agreement (as amended by this Amendment) is fair to, and in the best interests of, the stockholder of Merger Sub Two, and (iii) approved this Amendment and the transactions contemplated by the Agreement (as amended by this Amendment). As of the date hereof, the board of managers of Merger Sub Two has not rescinded or modified in any way the foregoing determinations and actions.

5. Merger Agreement References. The parties hereto hereby agree that all references to the “Agreement” set forth in the Merger Agreement (including, without limitation, in the representations and warranties of the parties set forth therein) shall be deemed to be references to the Merger Agreement as amended by this Amendment.

6. Full Force and Effect. Except as expressly amended or modified hereby, the Merger Agreement and the agreements, documents, instruments and certificates among the parties hereto as contemplated by, or referred to, in the Merger Agreement shall remain in full force and effect without any amendment or other modification thereto.

7. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

NETAPP, INC.

By:	/s/ Steven J. Gomo
Name:     Steven J. Gomo

Title:	EVP & CFO

DATA DOMAIN, INC.

By:	/s/ Frank Slootman
Name:     Frank Slootman

Title:	President & CEO

KENTUCKY MERGER SUB ONE CORPORATION

By:	/s/ Andrew Kryder
Name:     Andrew Kryder

Title:	President

DERBY MERGER SUB TWO LLC

By:	/s/ Andrew Kryder
Name:     Andrew Kryder

Title:	President

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

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Execution Copy

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
NETAPP, INC.
KENTUCKY MERGER SUB ONE CORPORATION
DERBY MERGER SUB TWO LLC
AND
DATA DOMAIN, INC.
Dated as of May 20, 2009

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 20, 2009 by and among NetApp, Inc., a Delaware corporation (“Parent”), Kentucky Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”), Derby Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), and Data Domain, Inc., a Delaware corporation (the “Company”). All capitalized terms that are used in this Agreement shall have the respective meanings ascribed thereto in Article I.

WITNESSETH:

WHEREAS, each of the respective Board of Directors of Parent, the Merger Subs and the Company has approved this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interests of their respective stockholders to enter into this Agreement and consummate the transactions contemplated hereby pursuant to which, among other things, and as a single integrated transaction, Merger Sub One will be merged with and into the Company (the “First Step Merger” or the “Merger”) in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Company will continue as the surviving corporation of the First Step Merger and each share of the Company Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, immediately following the First Step Merger, (i) if the opinions described in Section 6.18 of this Agreement have been delivered, Parent will cause the Company to merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”; provided that, if the Second Step Merger occurs, the Second Step Merger shall be included in the meaning of the term the “Merger”) and (ii) if the opinions described in Section 6.18 of this Agreement have not been delivered, then the Second Step Merger shall not occur.

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) if the Second Step Merger occurs, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that this Agreement will be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g) and (ii) if the Second Step Merger does not occur, the First Step Merger will be treated as a taxable transaction.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and the Merger Subs to enter into this Agreement, certain stockholders of the Company, in their respective capacities as stockholders of the Company, are entering into Voting Agreements with Parent substantially in the form attached hereto as Exhibit A (each, a “Voting Agreement” and collectively, the “Voting Agreements”).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, the Merger Subs and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any indication of interest, offer or proposal relating to an Acquisition Transaction from any Person other than Parent or any of its Affiliates.

(b) “Acquisition Transaction” shall mean any transaction or series of related transactions (other than a transaction with Parent or any of its Affiliates) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) from the Company of fifteen percent (15%) or more of the total outstanding equity interests in or voting securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding equity interests in or voting securities of the Company;

(ii) any direct or indirect purchase or other acquisition of fifty percent (50%) or more of any class of equity or other voting securities of one or more direct or indirect Subsidiaries of the Company, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) fifteen percent (15%) or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of the Company’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of the Company and its Subsidiaries, taken as a whole;

(iii) any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving the Company or one or more of its Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) fifteen percent (15%) or more of the consolidated net revenues or net income (for the twelve-month period ending on the last day of the Company’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of the Company and its Subsidiaries, taken as a whole, pursuant to which the stockholders of the Company (as a group) or such Subsidiary or Subsidiaries, as applicable, immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in or voting securities of the surviving or resulting entity of such transaction;

(iv) any direct or indirect sale, transfer or disposition of assets (other than in the ordinary course of business) of the Company or one or more of its Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) fifteen percent (15%) or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of the Company’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of the Company and its Subsidiaries, taken as a whole; or

(v) any combination of the foregoing transactions that results in one of the effects referenced in clause (i) or (ii) above.

(c) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, however, that for the avoidance of doubt, neither Artis Capital Management nor any affiliated entity thereof will be considered an Affiliate of the Company for purposes of this Agreement.

(d) “Business Day” shall mean any day, other than a Saturday, Sunday or any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in the State of California are authorized or required by Law or other governmental action to close.

(e) “Closing Average” shall mean the average of the closing sales prices for Parent Common Stock, rounded to the nearest one-hundredth of a cent, on the Nasdaq for the ten (10) most recent consecutive trading days ending on the third (3rd) trading day immediately prior to the date on which the Effective Time occurs.

(f) “Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor statute.

(g) “Company Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2008 set forth in the Company Form 10-K.

(h) “Company Board” shall mean the board of directors of the Company.

(i) “Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

(j) “Company Common Stock” shall mean the Common Stock, par value $0.0001 per share, of the Company.

(k) “Company ESPP” shall mean the Company 2007 Employee Stock Purchase Plan.

(l) “Company Form 10-Q” shall mean the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (as filed with the SEC on May 5, 2009).

(m) “Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

(n) “Company Intellectual Property Agreements” means the In-Licenses and the Out-Licenses, collectively.

(o) “Company Option” shall mean an option to purchase shares of Company Common Stock outstanding under any of the Company Option Plans.

(p) “Company Option Plans” shall mean the Company 2002 Stock Plan and the Company 2007 Equity Incentive Plan.

(q) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.0001 per share, of the Company.

(r) “Company Registered Intellectual Property” means all Registered Intellectual Property owned by, or filed in the name of, the Company or its Subsidiaries.

(s) “Company Restricted Stock Units” shall mean an award of restricted stock units outstanding under any of the Company Option Plans.

(t) “Company Stock Awards” shall mean Company Options, Company Restricted Stock (as defined below) and Company Restricted Stock Units.

(u) “Company Source Code” means Source Code with respect to the Company Products.

(v) “Contract” shall mean any legally binding contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, or other instrument, commitment, arrangement or understanding of any kind or character, whether oral or in writing, in any such case which is executory in nature and has outstanding performance obligations or under which any liabilities of any kind or nature may exist.

(w) “Delaware Law” shall mean the DGCL and any other applicable Law of the State of Delaware.

(x) “Designated Employees” shall mean each employee of the Company or its Subsidiary who (i) receives and accepts an offer of employment from Parent or any of its Subsidiaries, or the Final Surviving Entity prior to the Closing and (ii) is an employee of the Parent or any of its Subsidiaries, or the Final Surviving Entity immediately following the Closing.

(y) “Environmental Law” shall mean any and all applicable Laws relating to the protection of the environment (including ambient air, surface water, groundwater or land) or human health as affected by the environment or Hazardous Substances or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or any products or wastes containing any Hazardous Substances including any Laws related to product take-back or content requirements, or the investigation, clean-up or other remediation or analysis of Hazardous Substances, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air

Act, the Hazardous Materials Transportation Act, the Clean Water Act, European Union Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE Directive”) and European Union Directive 2002/95/EC on the restriction on the use of hazardous substances (“EU RoHS Directive”) and the Administrative Measure on the Control of Pollution Caused by Electronic Information Products (“China RoHS”), and laws of similar import, all as amended at any time.

(z) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(aa) “ERISA Affiliate” shall mean any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code.

(bb) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(cc) “Exchange Ratio” shall mean, subject to adjustment pursuant to Section 2.7(b)(i) and Section 2.7(b)(ii):

(i) 0.833 shares of Parent Common Stock if the Closing Average is less than $16.26;

(ii) 0.682 shares of Parent Common Stock if the Closing Average is greater than $19.88; and

(iii) that fraction of shares of Parent Common Stock (rounded to the nearest ten thousandth) equal to the quotient obtained by dividing $13.55 by the Closing Average, if the Closing Average is (A) less than or equal to $19.88 and (B) greater than or equal to $16.26.

(dd) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(ee) “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency, instrumentality or self-regulatory organization (including Nasdaq), arbitrator or arbitration panel, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial or local, and whether domestic or foreign.

(ff) “Hazardous Substance” shall mean any substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls and asbestos, excluding however, materials that would otherwise be deemed to be Hazardous Substances that are contained in products typically used for office or janitorial purposes that are properly and safely maintained in accordance with Environmental Laws.

(gg) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(hh) “Intellectual Property Rights” means rights in any or all of the following: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (iii) industrial designs and any registrations and applications therefor; (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (“Trademarks”); (v) domain names, domain name registrations and applications therefor; (vi) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), proprietary business, technical and know-how information, and non-public and confidential information (“Trade Secrets”); and (vii) any similar or equivalent rights to any of the foregoing (anywhere in the world).

(ii) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(jj) “International Employee Plans” shall mean each Employee Plan that has been established, adopted or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries will or may have any liabilities with respect to any Foreign Employees.

(kk) “Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of any of the directors and executive officers of the Company and those officers of the Company set forth on Schedule 1.1.

(ll) “Law” shall mean any and all applicable federal, state, provincial, local, municipal, foreign or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, directive, guidance, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(mm) “Legal Proceeding” shall mean any action, suit, litigation, arbitration, criminal prosecution or other legal proceeding pending before any Governmental Authority.

(nn) “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or other legal restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(oo) “Loan” shall mean any extension of credit (including any commitment to extend credit).

(pp) “Material Adverse Effect” shall mean, with respect to any Person, any fact, circumstance, change or effect (each, an “Effect”) that, individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the Material Adverse Effect, (x) is or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole or (y) is or would reasonably be expected to have a material adverse effect on such Person’s ability to consummate the Merger in accordance with the terms hereof and applicable Law; provided, however, that no Effects (by themselves or when aggregated with any other Effects) to the extent proximately resulting from the following shall be deemed to be or constitute a “Material Adverse Effect,” and no Effects to the extent proximately resulting from the following (by themselves or when aggregated with any other Effects) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur:

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (to the extent that such Effects do not have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to other companies and operating in the same industries in which such Person operates);

(ii) changes in general conditions in the industries in which such Person and its subsidiaries operate (to the extent that such Effects do not have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in which such Person operates);

(iii) changes in GAAP or other accounting standards (or the interpretation thereof by a third party), Law or regulatory conditions (or the interpretation thereof by a third party);

(iv) any failure to take any action or the taking of any specific action at the written direction, or with the prior written consent, of Parent (in the case of the Company) or the Company (in the case of Parent, Merger Sub One or Merger Sub Two);

(v) the taking of any specific action expressly required by this Agreement;

(vi) acts of war, armed hostilities or terrorism (to the extent that such Effects do not have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in which such Person operates);

(vii) changes in the trading price or trading volume of such Person’s common stock, in and of itself; provided, however, that the exception set forth in this clause (vii) shall not in any way prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Material Adverse Effect;

(viii) Effects primarily resulting from the announcement and pendency of the Merger and the transactions contemplated by this Agreement (including any loss of employees); provided, however, that the exception set forth in this clause (viii) shall not apply to any Effects related to or caused by any Legal Proceedings resulting from the announcement and pendency of the Merger and the transactions contemplated by this Agreement;

(ix) any failure by any Person to meet any public estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred); or

(x) stockholder class action, derivative litigation or other Legal Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against such Person arising out of the Merger or any other transactions contemplated by this Agreement.

(qq) “Nasdaq” shall mean the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

(rr) “Open Source License” shall mean any license, including, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL,) the Sun Industry Standards License (SISL) and the Apache License, requiring software to be disclosed or distributed as “free software”, “open source software” or in source code form or redistributable at no charge.

(ss) “Option Exchange Ratio” shall mean the sum of (x) the Stock Consideration plus (y) the quotient obtained by dividing (1) the Cash Consideration, by (2) the Closing Average.

(tt) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any Person or its property under applicable Laws.

(uu) “Parent Board” shall mean the board of directors of Parent.

(vv) “Parent Common Stock” shall mean the Common Stock, par value $0.001 per share, of Parent.

(ww) “Parent Form 10-Q” shall mean Parent’s Quarterly Report on Form 10-Q for the quarterly period ended January 23, 2009 (as filed with the SEC on March 2, 2009.

(xx) “Parent Options” shall mean an option to purchase shares of Parent Common Stock outstanding under any of the Parent option plans.

(yy) “Parent Restricted Stock” shall mean a share of Parent Common Stock outstanding under any of the Parent option plans that is subject to forfeiture or repurchase by Parent.

(zz) “Parent Restricted Stock Units” shall mean an award of restricted stock units outstanding under any of the Parent option plans.

(aaa) “Permitted Liens” shall mean any or all of the following: (i) Liens disclosed on the consolidated balance sheet of such Person included in the most recent annual or quarterly report filed by such Person with the SEC prior to the date of this Agreement, (ii) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established to the extent required by GAAP; (iii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business; (iv) undetermined or inchoate Liens, charges and privileges and any statutory Liens, licenses, charges, adverse claims, security interests or encumbrances of any nature whatsoever and claimed or held by any Governmental Authority; (v) security given in the ordinary course of business to any public utility, Governmental Authority or other statutory or public authority (vi) defects, imperfections or irregularities in title, covenants, easements and rights-of-way (unrecorded and of record) and other similar

Liens (or other Encumbrances of any type) on zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation; (viii) Liens imposed by applicable Law (other than Tax law); (ix) Liens imposed on the underlying fee interest in leased property that are not caused by the Company or any of its Subsidiaries; and (x) non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business.

(bbb) “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

(ccc) “Registered Intellectual Property” means Intellectual Property Rights that have been registered, applied for, filed, certified or otherwise perfected, issued, or recorded with or by any Governmental Authority, including any quasi-public legal authority.

(ddd) “Representatives” shall mean, with respect to any Person, any directors, officers, employees, controlled Affiliates and any investment bankers, attorneys, advisors, representatives or other agents of such Person.

(eee) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 or any successor thereto.

(fff) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(ggg) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(hhh) “Source Code” means computer software code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

(iii) “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

(jjj) “Superior Proposal” shall mean any unsolicited written offer or proposal (that has not been withdrawn) for a transaction or a series of related transactions providing for the acquisition of all of the outstanding voting securities of the Company which the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) is more favorable to the Company’s stockholders (in their capacity as such) than the Merger, in each case taking into consideration, in addition to any other factors determined by the Company Board to be relevant, (i) all financial considerations relevant thereto, including conditions in the financial and credit markets, (ii) the identity of the Person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such Person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by the Company Board, and (v) any proposal made by Parent in connection therewith or response thereto.

(kkk) “Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of foreign, state or local law, and including any arrangement for group or consortium relief or similar arrangement) and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

(lll) “Tax Returns” shall mean all returns, declarations, reports, estimates, statements and other documents filed or required to be filed in respect of any Taxes, including any attachments, addenda or amendments thereto.

(mmm) “WARN” shall mean the Worker Adjustment and Retraining Notification Act or any similar state or local law, including any similar law of a non-U.S. jurisdiction.

1.2 Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Section
Term	Reference

401(k) Plan	6.11(a)
Agreement	Preamble
Antitrust Approval	7.1(c)
Annual Meeting	6.6(b)
Assets	3.19
Assumed Option	2.8(a)
Assumed Restricted Stock Unit	2.8(b)
Book-Entry Shares	2.9(b)(i)
Capitalization Date	3.4(a)
Cash Consideration	2.7(b)(i)
Certificate	2.9(b)(i)
Certificate of Merger	2.3(a)
Closing	2.2
Closing Date	2.2
Collective Bargaining Agreements	3.16(a)
Company	Preamble
Company Board Recommendation	6.7(a)
Company Board Recommendation Change	6.7(a)
Company Capitalization Representation	7.2(a)(ii)
Company Disclosure Schedule	Article III
Company Form 10-K	3.1(b)
Company Insiders	6.14
Company Products	3.20(a)
Company Restricted Stock	2.8(c)
Company SEC Reports	3.6(a)
Company Securities	3.4(c)

Section
Term	Reference

Company Stockholder Meeting	6.6(a)
Confidentiality Agreement	6.9
Consent	3.3(b)
Copyrights	1.1(hh)
D&O Insurance	6.12(b)
Delaware Secretary of State	2.3(a)
DGCL	Recitals
Dissenting Company Shares	2.7(b)(v)
Effect	1.1(qq)
Effective Time	2.3(a)
Employee Plans	3.15(a)
Exchange Agent	2.9(a)(i)
Exchange Fund	2.9(a)(ii)
Final Surviving Entity	2.1(b)
First Step Merger	Recitals
Foreign Employees	3.15(j)
In-Licenses	3.20(d)
Indemnified Parties	6.12(a)
Merger	Recitals
Interim Surviving Corporation	2.1(a)
Key Employee Offer Letters	Recitals
Leased Real Property	3.17
Leases	3.17
Material Contract	3.13(a)
Maximum Annual Premium	6.12(b)
Merger	Recitals
Merger Consideration	2.7(b)(i)
Merger Proposal	6.6(a)
Merger Sub One	Preamble
Merger Sub Two	Preamble
Merger Subs	Preamble
Open Source Materials	3.20(l)
Out-Licenses	3.20(d)
Parent	Preamble
Parent Balance Sheet	4.7
Parent Capitalization Date	4.4(a)
Parent Disclosure Schedule	Article IV
Parent Expenses	8.3(b)(v)
Parent Form 10-K	4.1(b)
Parent SEC Reports	4.5(a)
Patents	1.1(hh)
Permits	3.11
Proxy Statement/Prospectus	6.5(a)
Qualifying Amendment	6.5(c)
Registration Statement	6.5(a)
Regulation M-A Filing	6.5(d)
Requisite Merger Approval	3.2(c)

Section
Term	Reference

RoHS Directive	1.1(z)
Second Step Merger	Recitals
Specified Company Representations	7.2(a)(i)
Specified Parent Representations	7.3(a)(i)
Stock Consideration	2.7(b)(i)
Stock Threshold	2.7(b)(ii)
Subsidiary Securities	3.5(d)
Tail Policy	6.12(b)
Termination Date	8.1(b)
Termination Fee Amount	8.3(b)(i)
Total Stock Amount	2.7(b)(ii)
Trade Secrets	1.1(hh)
Trademarks	1.1(hh)
Voting Agreement(s)	Recitals
WEEE Directive	1.1(y)

1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.”

(d) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires.

(e) Unless otherwise indicated, all references herein to dollars or “$” shall mean and refer to U.S. denominated dollars.

(f) References to “deliver,” “furnish” or “made available” shall mean that such documents or information referenced shall have been delivered to Parent or its Representatives or contained in the Company’s electronic data room for Project Anaconda (maintained by Fenwick & West LLP) as of 5:00 p.m. (Pacific time) on May 19, 2009.

(g) Unless otherwise indicated or the context otherwise requires, when reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person.

(h) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(i) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(j) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub One shall be merged with and into the Company in the First Step Merger, the separate corporate existence of Merger Sub One shall thereupon cease and the Company shall continue as the surviving corporation of the First Step Merger and as a wholly-owned Subsidiary of Parent. The Company, as the surviving corporation of the First Step Merger, is referred to herein as the “Interim Surviving Corporation.”

(b) If the tax opinions described in Section 6.18 of this Agreement have been delivered, then, as part of a single integrated plan, immediately following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, the Interim Surviving Corporation shall be merged with and into Merger Sub Two in the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall thereupon cease and Merger Sub Two shall continue as the surviving entity of the Second Step Merger and as a wholly-owned Subsidiary of Parent. Merger Sub Two, as the surviving entity of the Second Step Merger, is referred to herein as the “Final Surviving Entity.”

(c) If the tax opinions described in Section 6.18 of this Agreement are not delivered, then the Second Step Merger shall not occur and the Company shall be considered the “Final Surviving Entity” for all purposes of, and under, this Agreement.

2.2 The Closing.  The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, CA, 94304, on a date and at a time to be agreed upon by Parent, Merger Sub One, Merger Sub Two and the Company, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

2.3 Effective Time of First Step Merger and Second Step Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent, Merger Sub One and the Company shall cause the First Step Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub One and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

(b) Immediately after the Effective Time, if the Second Step Merger is to occur, Parent shall cause the Second Step Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL.

2.4 Effect of the First Step Merger and Second Step Merger.

(a) At the Effective Time, the effect of the First Step Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing (and subject thereto), at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub One shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub One shall become the debts, liabilities and duties of the Interim Surviving Corporation.

(b) If the Second Step Merger is to occur, at the effective time of the Second Step Merger, the effect of the Second Step Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing (and subject thereto), at the effective time of the Second Step Merger, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Interim Surviving Corporation shall vest in Merger Sub Two as the surviving entity in the Second Step Merger, and all debts, liabilities and duties of the Interim Surviving Corporation shall become the debts, liabilities and duties of Merger Sub Two as the surviving entity in the Second Step Merger.

2.5 Organizational Documents.

(a) Interim Surviving Corporation.

(i) At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub One as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation shall become the Certificate of Incorporation of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Interim Surviving Corporation shall be amended so that the name of the Interim Surviving Corporation shall be “Data Domain.”

(ii) At the Effective Time, the Bylaws of Merger Sub One as in effect immediately prior to the Effective Time shall become the Bylaws of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation of the Interim Surviving Corporation and such Bylaws.

(b) Final Surviving Entity.

(i) Unless otherwise determined by Parent prior to the Effective Time, if the Second Step Merger is to occur, the Certificate of Formation of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger shall be the Certificate of Formation of the Final Surviving Entity in the Second Step Merger until thereafter amended in accordance with the applicable provisions of the DGCL and such Certificate of Formation; provided, however, that at the effective time of the Second Step Merger, the Certificate of Formation of the Final Surviving Entity shall be amended so that the name of the Final Surviving Entity shall be “Data Domain.”

(ii) Unless otherwise determined by Parent prior to the Effective Time, if the Second Step Merger is to occur, the Limited Liability Company Agreement of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger shall be the Limited Liability Company Agreement of the Final Surviving Entity until thereafter amended in accordance with the applicable provisions of the DGCL, the Certificate of Formation of the Final Surviving Entity and such Limited Liability Company Agreement provided, however, that at the effective time of the Second Step Merger, the appropriate section of such Limited Liability Company Agreement shall be amended and restated in its entirety to read as follows: “The name of this limited liability company is “Data Domain LLC.”

2.6 Directors and Officers.

(a) Interim Surviving Corporation.  At the Effective Time, the directors of Merger Sub One immediately prior to the Effective Time shall become the directors of the Interim Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of Merger Sub One immediately prior to the Effective Time shall become the officers of the Interim Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Interim Surviving Corporation until their respective successors are duly appointed.

(b) Final Surviving Entity.  At the effective time of the Second Step Merger, if it occurs, the directors of the Interim Surviving Corporation shall become the managers of the Final Surviving Entity, each to hold the office in accordance with the Certificate of Formation and Limited Liability Company Agreement of the Final Surviving Entity until their respective successors are duly elected and qualified. At the effective time of the Second Step Merger, if it occurs, the officers of the Interim Surviving Corporation immediately prior to the effective time of the Second Step Merger shall become the officers of the Final Surviving Entity, each to hold office in accordance with the Certificate of Formation and Limited Liability Company Act of the Final Surviving Entity until their respective successors are duly appointed.

2.7 Effect of First Step Merger on Capital Stock of Constituent Corporations.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the First Step Merger and without any action on the part of Parent, Merger Sub One, the Company, or the holders of any shares of Company Common Stock:

(a) Merger Sub One Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub One issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Interim Surviving Corporation, whereupon each certificate evidencing ownership of such shares of common stock of Merger Sub One shall thereafter evidence ownership of shares of common stock of the Interim Surviving Corporation.

(b) Company Capital Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Company Shares), including any Company Restricted Stock that shall have ceased, as a result of or immediately prior to the Effective Time, to be unvested or subject to a repurchase option, risk of forfeiture or other condition pursuant to the terms of such Company Stock Award or other agreement governing such Company Restricted Stock (which shall include any vesting as a result of any termination of employment or transaction contemplated by employee agreements and any resignation delivered pursuant to Section 6.13) shall be canceled and extinguished and automatically converted into the right to receive a combination of (A) $11.45 in cash, without interest (such per share cash amount being referred to herein as the “Cash Consideration”) plus (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (such per share amount being referred to herein as the “Stock Consideration”) upon the surrender of the certificate representing such share of Company Common Stock (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner set forth in Section 2.11). Notwithstanding the foregoing sentence, if the Exchange Ratio is (A) greater than or equal to 0.750, and (B) less than 0.833, then Parent, in its sole discretion and subject to the following sentence, may reduce the Stock Consideration by such amount as Parent may determine. If Parent elects to reduce the amount of the Stock Consideration pursuant to the preceding sentence, then the Cash Consideration shall be increased by an amount equal to the product of (A) the amount of such reduction in the Stock Consideration pursuant to the preceding sentence multiplied by (B) the Closing Average. For all purposes of and under this Agreement, the term “Merger Consideration” shall mean the Cash Consideration plus the Stock Consideration, each as adjusted by this Section 2.7(b)(i) and Section 2.7(b)(ii) together with any cash payable under Section 2.7(b)(iv) with respect to each share of Company Common Stock in lieu of a fractional share of Parent Common Stock otherwise issuable pursuant hereto.

(ii) Notwithstanding anything in this Agreement to the contrary, to the extent that the sum of (A) the aggregate number of shares of Parent Common Stock issuable pursuant to Section 2.7(b)(i) plus (B) the maximum number of shares of Parent Common Stock issuable upon the exercise of all Assumed Options and the vesting of all Assumed Restricted Stock Units (the sum of the amounts in clauses (A) and (B), the “Total Stock Amount”) would be equal to or greater than nineteen and one-half percent (19.5%)of the shares of Parent Common Stock outstanding as of immediately prior to the Effective Time (such amount, the “Stock Threshold”), the Stock Consideration shall be decreased to the minimum extent necessary, such that the Total Stock Amount shall not exceed the Stock Threshold. In such event, the Cash Consideration shall be increased by an amount equal to the product of (A) the amount of such reduction in the Stock Consideration pursuant to the preceding sentence multiplied by (B) the Closing Average.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, (A) the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock having a record date on or after the date hereof and prior to the Effective Time, and (B) the Cash Consideration and the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time (it being understood and agreed that the inclusion of this clause (B) shall not be deemed to amend or modify the restrictions set forth in Article V).

(iv) No fraction of a share of Parent Common Stock will be issued by virtue of the First Step Merger or pursuant to this Agreement, and in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall be entitled to receive from Parent, upon surrender of such holder’s Certificate(s) in the manner set forth in Section 2.9, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the closing price of Parent Common Stock as reported on Nasdaq on the trading day immediately preceding the Closing Date, rounded to the nearest one-tenth of a cent.

(v) Notwithstanding anything to the contrary set forth in this Agreement, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the First Step Merger and without any action on the part of Parent, Merger Sub One, the Company, or the holders of any shares of Company Common Stock, each share of Company Common Stock owned by Parent, any Subsidiary of Parent, the Company or any of its Subsidiaries of the Company, in each case as of immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(vi) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder who shall have neither voted in favor of the First Step Merger nor consented thereto in writing and who shall have properly and validly exercised such stockholder’s statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (“Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.7.  Any such stockholder shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that notwithstanding the foregoing, all Dissenting Company Shares held by a stockholder who shall have failed to perfect or who shall have effectively withdrawn or lost such stockholder’s statutory right to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of Company Common Stock in the manner set forth in Section 2.9. The Company shall give Parent (x) prompt notice of any written demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Section 262 of the DGCL and received by the Company in respect of Dissenting Company Shares and (y) the opportunity and right (at Parent’s election) to direct and control all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent or as required by an Order of a Governmental Authority of competent jurisdiction, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

2.8 Company Stock Awards.

(a) At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (each, an “Assumed Option”), shall be assumed by Parent. In accordance with its terms and subject to the requirements of Section 422 of the Code, each Assumed Option shall (i) be converted into an option to acquire that number of shares of Parent Common Stock equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to such Company Option, and (y) the Option Exchange Ratio, rounded down to the nearest whole share of Parent Common Stock, and (ii) have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Assumed Option, by (y) the Option Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Option immediately prior to the Effective Time. It is the intention of the parties that each Assumed Option that qualified as an incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time.

(b) At the Effective Time, each Company Restricted Stock Unit that is outstanding immediately prior to the Effective Time shall be converted by Parent in accordance with its terms into a restricted stock unit (each, an “Assumed Restricted Stock Unit”) to acquire an amount of Merger Consideration equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit, and (y) the Merger Consideration. Each Assumed Restricted Stock Unit shall otherwise be subject to the same terms and conditions as were applicable under the respective Company Restricted Stock Unit immediately prior to the Effective Time, including, without limitation, that the right to receive Merger Consideration payable with respect to the Assumed Restricted Stock Unit following the Effective Time will be subject to the same vesting restrictions that were applicable to the Company Restricted Stock Unit immediately prior to the Effective Time.

(c) The payout of the Stock Consideration and the Cash Consideration pursuant to Section 2.7(b) in exchange for shares of Company Common Stock that constitute unvested restricted stock or are otherwise subject to a right of repurchase or redemption by the Company (the “Company Restricted Stock”) issued and outstanding immediately prior to the Effective Time shall be subject to the same restrictions and vesting arrangements that were applicable to such shares of unvested Company Common Stock immediately prior to or at the Effective Time, subject to the terms of the applicable agreement governing such shares.

(d) Prior to the Closing, and subject to prior review and approval by Parent (which approval shall not be unreasonably withheld or delayed), the Company shall use its reasonable best efforts to take all actions necessary to effect the transactions anticipated by this Section 2.8 under all Contracts relating to Company Options, Restricted Stock Units and Company Restricted Stock including specifically obtaining any required consents and delivering all required notices.

2.9 Exchange Fund; Exchange of Shares.

(a) Exchange Fund.

(i) Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”) pursuant to an agreement reasonably acceptable to the Company entered into prior to the date on which Parent and the Company disseminate the Proxy Statement/Prospectus.

(ii) At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with the terms and conditions of this Article II, the following:

(A) a number of shares of Parent Common Stock sufficient to issue the Stock Consideration issuable pursuant to Section 2.7(b)(i);

(B) cash in an amount sufficient to pay the Cash Consideration payable pursuant to Section 2.7(b)(i); and

(C) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares payable pursuant to Section 2.7(b)(iv) and any dividends or other distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 2.9(c).

All shares of Parent Common Stock and cash deposited with the Exchange Agent pursuant hereto shall hereinafter be referred to as the “Exchange Fund.” Pursuant to irrevocable instructions, the Exchange Agent shall promptly deliver the Merger Consideration from the Exchange Fund to the former Company stockholders who are entitled thereto pursuant to Section 2.7.

(b) Exchange Procedures.

(i) Promptly following the Effective Time, Parent and Merger Sub One shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that represented outstanding shares of Company Common Stock as of immediately prior to the Effective Time (a “Certificate”), and each holder of record of uncertificated shares of Company Common Stock represented by book-entry shares (“Book-Entry Shares”) as of immediately prior to the Effective Time, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (B) instructions for use in effecting the surrender of Certificates (or Book-Entry Shares) in exchange for the Merger Consideration issuable and payable in respect thereof (in accordance with Section 2.7(b)) and any dividends or other distributions to which such holders is entitled to receive pursuant to Section 2.9(c).

(ii) Upon surrender of Certificates for cancellation to the Exchange Agent (or upon receipt of an appropriate agent’s message in the case of Book-Entry Shares), together with a letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates and Book-Entry Shares shall be entitled to receive in exchange therefor (A) the number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder of record) to which such holder is entitled pursuant to Section 2.7(b) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Law), (B) the cash amounts such holders are entitled to receive pursuant to Section 2.7(b), (C) the cash payable in lieu of fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.7(b)(iv), and (D) any dividends or distributions to which such holders are entitled pursuant to Section 2.9(c), and any Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on any cash amounts payable upon the surrender of such Certificates or Book-Entry Shares pursuant to this Section 2.9. Until so surrendered, outstanding Certificates and Book-Entry Shares shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration issuable and payable in respect thereof and any dividends or distributions payable or issuable in respect thereof pursuant to Section 2.9(c). Exchange of Book-Entry Shares shall be effected in accordance with the customary procedures in respect of shares represented by book entry on the stock ledger of the Company.

(c) Dividends and Other Distributions.  No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time, and no payment in lieu of fractional shares pursuant to Section 2.7(b)(iv), will be paid to the holders of any unsurrendered Certificates or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates or Book-Entry Shares shall surrender such Certificates or Book-Entry Shares in accordance with the terms of Section 2.9(b). Subject to applicable Law, promptly following the surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, any dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) Transfers of Ownership.  In the event that shares of Parent Common Stock are to be issued in a name other than that in which the Certificates or Book-Entry Shares surrendered in exchange therefor are registered (including as a result of a transfer of ownership of shares of Company Common Stock that has not been registered in the stock transfer books or ledger of the Company), it will be a condition of the issuance of such shares of Parent Common Stock that the Certificates so surrendered, if applicable, are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates or Book-Entry Shares surrendered, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

(e) Required Withholding.  Each of the Exchange Agent, Parent and the Final Surviving Entity shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock such amounts that are required to be deducted or withheld therefrom under United States federal or state, local or foreign Tax law. Parent shall timely pay the amounts withheld to the appropriate Tax authority. To the extent that such amounts are so deducted or withheld and paid out to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Interim Surviving Corporation, the Final Surviving Entity or any other party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(g) Termination of Exchange Fund.  At the request of Parent, any portion of the Exchange Fund which remains undistributed or unclaimed on the date that is six (6) months immediately following the Effective Time shall be delivered to Parent, and any holders of the Certificates who have not theretofore surrendered Certificates in compliance with this Section 2.9 shall thereafter look only to Parent for issuance or payment of the Merger Consideration issuable and payable in respect thereto pursuant to Section 2.7(b) and issuance and payment of any dividends or other distributions payable or issuable in respect thereof pursuant to Section 2.9(c).

2.10 No Further Ownership Rights in Company Common Stock.  Subject to the provisions of Section 2.7, from and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate theretofore representing any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable and payable in respect thereof pursuant to Section 2.7(b) and any dividends or other distributions issuable or payable in respect thereof pursuant to Section 2.9(c) upon the surrender thereof in accordance with the provisions of Section 2.9. The Merger Consideration issued or paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any dividends or other distributions paid or issued in respect thereof pursuant to Section 2.9(c)), shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Interim Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent, the Interim Surviving Corporation or the Final Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration that is issuable and payable in respect thereof pursuant to Section 2.7(b) and any dividends or distributions issuable or payable in respect thereof pursuant to Section 2.9(c); provided, however, that Parent and/or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct (consistent with market practice) as an indemnity against any claim that may be made against Parent, the Interim Surviving Corporation, the Final Surviving Entity or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Tax Treatment.  If the Second Step Merger occurs, (a) the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and (b) Parent and the Company intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single “plan of reorganization” within the meaning of Treas. Reg. §1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement. If the Second Step Merger does not occur, then the First Step Merger is intended to constitute a taxable transaction for U.S. federal income tax purposes.

2.13 Taking of Necessary Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Interim Surviving Corporation or the Final Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub One, the directors and officers of the Company and Merger Sub One shall take all such lawful and necessary action. If, at any time after the effective time of the Second Step Merger, if it occurs, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Final Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Interim Surviving Corporation and Merger Sub Two, the directors and officers of the Interim Surviving Corporation and Merger Sub Two shall take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Reports filed with the SEC from and after March 13, 2009 and prior to the date hereof (other than as set forth in the forward-looking statements or as set forth in the risk factors contained therein) or (ii) as set forth in the disclosure letter delivered by the Company to Parent dated as of the date hereof (the “Company Disclosure Schedule”), which identifies by reference to, or has been grouped under a heading referring to, a specific section of this Agreement and constitutes an exception hereto and disclosure made pursuant to any section of the Company Disclosure Schedule shall be deemed to be disclosed against each of the other sections of this Agreement to the extent the applicability of the disclosure to such other section is readily apparent from the disclosure made (without reference to the underlying documents referenced therein), the Company hereby represents and warrants to Parent, Merger Sub One and Merger Sub Two as follows:

3.1 Organization and Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. The Company has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets.

(b) The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The copies of the certificate of incorporation and bylaws of the Company that are filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Company Form 10-K”) are complete and correct copies thereof as in effect on the date hereof, and (b) all actions taken by written consent and all minutes (or, in the case of draft minutes or written consents, the most recent drafts thereof) of all meetings of the stockholders, the Company Board and each committee of the Company Board since the Company’s initial public offering on June 26, 2007. The Company is not in violation of its certificate of incorporation or bylaws, and the Company has not violated its certificate of incorporation or bylaws since the Company’s initial public offering on June 26, 2007.

3.2 Corporate Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject to obtaining the Requisite Merger Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company other than, in the case of the consummation of the Merger, (i) the filing with the SEC of a proxy statement with respect to and obtaining the Requisite Merger Approval and (ii) the filing of the Certificate of Merger as required by the DGCL, and no additional corporate or other actions or proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub One and Merger Sub Two, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and other similar laws affecting or relating to creditors rights generally and is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(b) At a meeting duly called and held on May 20, 2009, the Company Board unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement is fair to, and in the best interests of, the Company’s stockholders, (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations set forth herein and the consummation of the Merger and the transactions contemplated hereby upon the terms and conditions set forth herein, and (iv) resolved to recommend that the stockholders of the Company approve the Merger Proposal at the Company Stockholder Meeting. As of the date hereof, the Company Board has not rescinded or modified in any way the foregoing determinations and actions.

(c) Assuming that the representations of Parent and the Merger Subs set forth in Section 4.8 are accurate, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, voting together as a class, in favor of the Merger Proposal (the “Requisite Merger Approval”) is the only vote of the holders of any class or series of Company Capital Stock necessary (under applicable Laws or otherwise) to adopt this Agreement and consummate the Merger.

3.3 Non-contravention; Required Consents.

(a) The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the Merger and the compliance by the Company with any of the terms hereof do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws of the Company or other equivalent charter documents of any of the Company’s Subsidiaries, (ii) subject to obtaining such Consents set forth in Section 3.3(a)(ii) of the Company Disclosure Schedule, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (iii) subject to obtaining the Requisite Merger Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, except (i) applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, the rules and regulations of Nasdaq, (ii) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign antitrust, competition or merger control laws and (iv) such other Consents, the failure of which to obtain would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the ability of Parent and the Company to consummate the Merger.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 300,000,000 (Three Hundred Million) shares of Company Common Stock, and (ii) 20,000,000 (Twenty Million) shares of Company Preferred Stock. As of the close of business on May 19, 2009 (the “Capitalization Date”): (A) 61,539,064 (Sixty-One Million Five Hundred Thirty-Nine Thousand Sixty-Four) shares of Company Common Stock were issued and outstanding, of which 456,753 (Four Hundred Fifty-Six Thousand Seven Hundred Fifty-Three) were unvested and subject to a right of repurchase as of such date, (B) no shares of Company Preferred Stock were issued and outstanding and (C) there were no shares of Company Capital Stock held by the Company as treasury shares. As of the close of business on the Capitalization Date, with respect to the Company Option Plans, there were outstanding Company Options or Company Restricted Stock Units to purchase or otherwise acquire 14,231,414 (Fourteen Million Two Hundred Thirty-One Thousand Four Hundred Fourteen) shares of Company Common Stock, of which 5,495,939 (Five Million Four Hundred Ninety-Five Thousand Nine Hundred Thirty-Nine) were exercisable or vested as of such date and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company Restricted Stock, other than as permitted by

Section 5.2(b). Since the close of business on the Capitalization Date, the Company has not issued or authorized the issuance of any shares of Company Capital Stock other than pursuant to the exercise of Company Options or the settlement of Company Restricted Stock Units granted under a Company Option Plan in compliance with the terms of this Agreement. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights.

(b) The Company has reserved 6,606,629 (Six Million Six Hundred Six Thousand Six Hundred Twenty-Nine) shares of Company Common Stock for issuance under the Company Option Plans. The exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Company Option. All grants of Company Options, Company Restricted Stock Units and shares of Company Restricted Stock were validly issued and properly approved by the Company Board in accordance with all applicable Laws and the Company Option Plans and have been properly accounted for in accordance with GAAP on the Company’s audited financial statements.

(c) Except as set forth in this Section 3.4, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. The Company has made available with respect to each outstanding Company Option, as of the Capitalization Date, the name of the holder of such option, the number of shares of Company Common Stock issuable upon the exercise of such option, the exercise price of such option (and whether such option is subject to Section 409A of the Code), the date on which such option was granted, the vesting schedule for such option (including any acceleration provisions with respect thereto), including the extent unvested and vested to date, and whether such option is intended to qualify as an incentive stock option as defined in Section 422 of the Code. The Company has made available with respect to each holder of Company Restricted Stock, as of the Capitalization Date, the name of the holder of such award, the number of shares of Company Restricted Stock held by such holder, the repurchase price of such Company Restricted Stock, the date on which such Company Restricted Stock was purchased or granted, the applicable vesting schedule pursuant to which the Company’s right of repurchase or forfeiture lapses, and the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof. The Company has made available with respect to each holder of Company Restricted Stock Unit, as of the Capitalization Date, the name of the holder of such award, the number of shares of Company Restricted Stock Unit held by such holder, the date on which such Company Restricted Stock Unit was granted and the applicable vesting schedule. There are no commitments or agreements of any character to which the Company is bound obligating Company to waive its right of repurchase or forfeiture with respect to any Company Restricted Stock or Company Restricted Stock Unit as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events).

(d) Neither the Company nor any of its Subsidiaries is a party to any agreement restricting the transfer of the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

3.5 Subsidiaries.

(a) A complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company is set forth in Exhibit 21.1 to the Company Form 10-K. Except for the Subsidiaries, securities and other interests held in a fiduciary capacity and beneficially owned by third parties, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Each of the Company’s Subsidiaries has the requisite corporate or other applicable power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets except where the failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent complete and correct copies of (a) the certificate of incorporation and bylaws or other equivalent charter documents, as amended to date, of each of the Company’s Subsidiaries and (b) all actions taken by written consent and all minutes (or, in the case of draft minutes or written consents, the most recent drafts thereof) of all meetings of the stockholders, the board or other equivalent governing body and each committee of the board or other equivalent governing body of each of the Company’s Subsidiaries since the Company’s initial public offering on June 26, 2007. None of the Company’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable charter governing documents.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized and validly issued and are fully paid, nonassessable and are free of preemptive rights and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Final Surviving Entity of such Subsidiary’s business in substantially the same manner as such businesses are presently conducted.

(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.6 SEC Reports; Other Reports.

(a) The Company has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws since the Company’s initial public offering on June 26, 2007 (all such forms, reports and documents, the “Company SEC Reports”). Each Company SEC Report (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing) complied as of its filing date, in all material respects as to the form of the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed. True and correct copies of all Company SEC Reports filed prior to the date hereof, whether or not required under applicable Laws, have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the

Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date of this Agreement, there are no outstanding written comments from the SEC with respect to any of the Company SEC Reports.

(b) The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since the Company’s initial public offering on June 26, 2007, with any Governmental Authority (other than the SEC) and have paid all fees and assessments due and payable in connection therewith except as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.7 Financial Statements and Controls.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports complied in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and they have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and any other adjustments expressly described therein, including the notes thereto.

(b) The Company has established, and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance that prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the Company’s financial statements. Except as disclosed in Company SEC Reports filed with the SEC from and after the filing of the Company 10-K, neither the Company nor any of its Subsidiaries (including any employee thereof) nor, to the Knowledge of the Company, the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness (as defined in Rule 13a-15-15(f) promulgated under the Exchange Act) in the system of internal accounting controls utilized by the Company, (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (C) any claim or allegation regarding any of clauses (A) and (B).

(c) The Company has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15(e) or Rule 15d-15(e) promulgated under the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(e) Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any substantive material written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing the Company or any of its Subsidiaries has reported to the Company Board or any committee thereof or to any director or executive officer of the Company (i) evidence of a material violation of securities laws or (ii) breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents.

(f) To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Laws of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act that apply to the Company and the applicable listing and corporate governance rules of Nasdaq.

3.8 No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, contingent, matured, unmatured or otherwise), other than (a) liabilities reflected or otherwise reserved against in the Company Balance Sheet as filed with the Company Form 10-Q, (b) liabilities incurred after the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (c) liabilities contemplated by this Agreement, or (d) liabilities that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

3.9 Absence of Certain Changes.

(a) Since the date of the Company Balance Sheet through the date of this Agreement, there has not been or occurred:

(i) any Material Adverse Effect on the Company;

(ii) any split, combination or reclassification of any shares of capital stock, declaration, setting aside or paying of any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock of the Company or any Subsidiary other than cash dividends made by any wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries;

(iii) any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any assets that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole;

(iv) any change in any method of accounting or accounting principles or practice, or Tax election, by the Company or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or regulatory accounting principles;

(v) any amendment of the Company’s or any Subsidiary’s certificate of incorporation or bylaws or other charter documents;

(vi) any acquisition, redemption or amendment of any Company Securities or Subsidiary Securities, other than any acquisition or redemption permitted by the terms of the Company Stock Award or the Company Options Plans;

(vii) (i) any incurrence or assumption of any long-term or short-term debt for borrowed money or issuance of any debt securities by the Company or any of its Subsidiaries except for short-term debt incurred to fund operations of the business or owed to the Company or any of its wholly-owned Subsidiaries, in each case, in the ordinary course of business, (ii) any assumption, guarantee or endorsement of the obligations of any other Person (except direct or indirect wholly-owned Subsidiaries of the Company) by the Company or any of its Subsidiaries, (iii) any loan, advance or capital contribution to, or other investment in, any other Person by the Company or any of its Subsidiaries (other than loans or advances to employees or direct or indirect loans, advances or capital contributions to indirect wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practice) or (iv) any mortgage or pledge of the Company’s or any of its Subsidiaries assets, tangible or intangible, or any creation of any Lien (other than a Permitted Lien) thereupon;

(viii) any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than among wholly-owned Subsidiaries of the Company and other than the Merger);

(ix) commencement or settlement of any material Legal Proceeding by the Company or any of its Subsidiaries, the commencement, settlement, notice or, to the Knowledge of the Company, written threat of any material Legal Proceeding against the Company or any of its Subsidiaries or relating to any of their businesses, properties or assets;

(x) any entry into, adoption, change or termination of any collective bargaining agreement or similar Contract with a union, trade union, works council, or other labor relations entity by the Company or any of its Subsidiaries;

(xi) any material claims or matters raised by any individual, Governmental Authority, or any union, trade union, works council, or other labor relations entity regarding, claiming or alleging labor trouble, wrongful discharge or any other unlawful employment or labor practice or action with respect to the Company or any of its Subsidiaries; or

(xii) any granting by the Company or any of its Subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice to any current or future employees, independent contractors or directors (other than to directors or officers of the Company or any of its Subsidiaries), or any payment by the Company or any of its Subsidiaries of any bonus, incentive compensation, or similar payment, except for bonuses made in the ordinary course of business consistent with past practice (other than to directors or executive officers of the Company), or any granting by the Company or any of its Subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its Subsidiaries into any Employee Plan or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby (other than offer letters and employment agreements entered into in the ordinary course of business consistent with past practice with employees, independent contractors or directors who are not officers and, in the case of employees located in the United States, are terminable “at will” without the Company or its Subsidiaries incurring any material liability or obligation).

3.10 Compliance with Laws and Orders.  The Company and its Subsidiaries are in compliance in all respects with all applicable Laws and Orders, except as would not have a Material Adverse Effect on the Company.

3.11 Permits.  The Company and its Subsidiaries have, and are in compliance with the terms of, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspension or cancellation that would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.12 Litigation; Orders; Regulatory Agreements.

(a) There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened (i) against the Company, any of its Subsidiaries or any of their respective properties that (A) involves, or would be reasonably expected to involve, damages or settlement payments in excess of $1,000,000 (in the aggregate with all other Legal Proceedings), (B) seeks material injunctive relief that would reasonably be expected to have a material adverse effect on the Company, (C) seeks to impose any legal restraint on or prohibition against or otherwise limit, in each case in a manner that would reasonably be expected to result in a material adverse effect upon, Parent or the Final Surviving Entity’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement, or (D) would, individually or in the aggregate with all other pending or threatened Legal Proceedings that the Company has Knowledge of, be reasonably expected to have a Material Adverse Effect on the Company, or (ii) against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities as such).

(b) Neither the Company nor any of its Subsidiaries is subject to any outstanding Order, except for Orders that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

3.13 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” shall mean the Company Intellectual Property Agreements and all of the following Contracts to and by which the Company or any of its Subsidiaries is a party or is bound:

(i) any employment, independent contractor or consulting Contract (in each case, under which the Company has continuing obligations as of the date hereof) with any employee, independent contractor or director of the Company or its Subsidiaries or member of the Company Board other than Contracts with contractors or consultants that can be terminated without material penalty upon notice of ninety (90) days or less or offer letters and employment agreements entered into in the ordinary course of business consistent with past practice with employees, independent contractors or directors who are not officers and are terminable “at will” without the Company or its Subsidiaries incurring any material liability or obligation;

(ii) any Contract or plan, including the Company Stock Plans or any stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, except for benefits or value attributable solely to the increase in the value of the Company Common Stock as a result of any of the transactions contemplated by this Agreement;

(iii) any Contract providing for indemnification or any guaranty by or on the part of the Company or any its Subsidiaries (in each case, under which the Company or its Subsidiaries has continuing obligations as of the date hereof), other than (A) any guaranty by the Company of any of its Subsidiary’s obligations or (B) any Contract entered into in connection with the development, distribution, resale, sale, license or provision of any services or hardware or software products of the Company or any of its Subsidiaries or in any inbound license or services agreement, in each case, entered into in the ordinary course of business;

(iv) any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material technology owned by the Company or any of its Subsidiaries or Company Intellectual Property or to compete with any Person in any line of business, prohibiting the Company or any of its Subsidiaries (or, after the Closing Date, Parent or the Final Surviving Entity or any of their respective Subsidiaries) from engaging in business with any Person or levying a fine, charge or other payment for doing so or otherwise prohibiting or limiting the right of the Company or its Subsidiaries to distribute or offer any products or services or to purchase or otherwise obtain any software components, parts or subassemblies; or (B) granting any exclusive rights to a third party, in each case other than any such Contracts that (x) may be cancelled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less or (y) are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

(v) any Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(vi) Contracts, if any, for (A) the top ten (10) distributors for each of the past four (4) complete calendar quarters (as measured by unaudited quarterly bookings identified in the Company’s sales force automation tools), (B) the top fifteen (15) reseller for each of the past four (4) complete calendar quarters (as measured by unaudited quarterly bookings identified in the Company’s sales force automation tools), and (C) the top ten (10) direct customers for the past four (4) complete calendar quarters (as measured by unaudited quarterly bookings identified in the Company’s sales force automation tools), in each case excluding quotes and purchase orders with such distributors, resellers, and customers;

(vii) any Contract providing for the development by any third party of any material Company Intellectual Property for or on behalf of the Company or its Subsidiaries, and which may not be canceled without material liability to the Company or its Subsidiaries upon notice of one hundred eighty (180) days or less;

(viii) containing any obligation to provide support or maintenance for the Company Products outside of the ordinary course of business consistent with past practice, other than those Contracts obligations that are terminable by the Company or any of its Subsidiaries on no more than ninety (90) days notice without material liability or financial obligation to the Company or its Subsidiaries;

(ix) any Contract authorizing another Person to provide support or maintenance to the Company’s customers on behalf of the Company, or any of its Subsidiaries, other than Contracts with distributors or resellers that are obligated to provide such support or maintenance;

(x) any Contract with any third party to manufacture or reproduce any Company Products or any Contract to sell or distribute any Company Products, other than Contracts with customers, distributors, resellers or sales representatives entered into in the ordinary course of business;

(xi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivables and payables in the ordinary course of business consistent with past practice;

(xii) any settlement Contract, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business or (B) settlement agreements for cash only (which has been paid or is reserved for on the Balance Sheet) and does not exceed $200,000 as to such settlement;

(xiii) any Contract which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(xiv) any Contract which limits the payment of dividends by the Company or any of its Subsidiaries;

(xv) any Contract which relates to a joint venture, partnership, limited liability company agreement, revenue sharing or other similar agreement requiring the sharing of revenues or joint venture;

(xvi) any Contract which relates to an acquisition, divestiture, merger or similar transaction and which contains any material obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(xvii) any Collective Bargaining Agreement or similar Contract;

(xviii) any Contract pursuant to which the Company or any of its Subsidiaries is bound to or has committed to provide any product or service to any third party on a most favored nation (MFN) basis or similar pricing basis;

(xix) any Contract entered into directly between the Company or any of its Subsidiaries, on the one hand, and a United States federal Governmental Authority, on the other hand, pursuant to which the Company or any of its Subsidiaries provided or provides any Company Products to such United States federal Governmental Authority, other than sales of Company Products to United States federal Governmental Authorities pursuant to purchase orders without any further written agreement;

(xx) any other Contract that provides for payment obligations by the Company or any of its Subsidiaries of $1,000,000 or more in any individual fiscal year that is not terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less without material liability to the Company or its Subsidiary and is not disclosed pursuant to clauses (i) through (xxi) above; and

(xxi) any other Contract not listed in Section 3.13(a)(i) — (xx) above that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries.

(b) Section 3.13 of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all Material Contracts.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.14 Taxes.

(a) All material Tax Returns required by applicable Laws to be filed by or on behalf of the Company or any of its Subsidiaries have been filed in substantial accordance with all applicable laws, and all such Tax Returns are true, correct and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Governmental Authority all material Taxes (including income Taxes, withholding Taxes and estimated Taxes) due and payable without regard to whether such Taxes have been assessed. The Company has established an adequate accrual for all material Taxes (including Taxes that are not yet due or payable) through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books. The Company has identified all uncertain tax positions contained in all Tax Returns filed by the Company or any of its Subsidiaries, and has established adequate reserves and made any appropriate disclosures in the most recent consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Reports filed prior to the date of this Agreement in accordance with the requirements of Financial Interpretation No. 48 of FASB Statement No. 109. The Company has made available to Parent complete and accurate copies of all income, franchise, non-U.S. and other material Tax Returns, and any amendments thereto, filed by or on behalf of the Company or any of its Subsidiaries or any member of a group of corporations including the Company or any of its Subsidiaries for any taxable years commencing after January 1, 2004.

(c) There are no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to material Taxes, other than Permitted Liens.

(d) There are no Legal Proceedings pending, or to the Knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries with respect to any material Tax, and none of the Company or any of its Subsidiaries knows of any audit or investigation with respect to any liability of the Company or any of its Subsidiaries for material Taxes, and there are no agreements, arrangements, waivers or objections in effect to extend the period of limitations for the assessment or collection of any material Tax for which the Company or any of its Subsidiaries may be liable.

(e) Neither the Company nor any of its Subsidiaries has executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar Laws.

(f) Neither the Company nor any of its Subsidiaries has any liability for material Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law, including any arrangement for group or consortium relief or similar arrangement) as a transferee or successor, by operation of law, by contract or otherwise.

(g) No written claim has been made by any appropriate Governmental Authority that the Company or any of its Subsidiaries is or may be subject to any taxation by a jurisdiction in which it does not file Tax Returns.

(h) Neither the Company nor any of its Subsidiaries has participated or engaged in any transaction that constitutes a “listed transaction” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither the Company nor any of its Subsidiaries has agreed or is required to make any material adjustments pursuant to Section 481(a) of the Code or any similar Laws by reason of a change in accounting method initiated by it or any other relevant party.

(j) The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date or (iii) any deferred intercompany gain or excess loss account under Treasury Regulations under Section 1502 of the Code (or any similar Laws) in connection with a transaction consummated prior to the Closing.

(k) (i) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code; and (ii) each nonqualified deferred compensation plan subject to Section 409A of the Code complies in all material respects with Section 409A of the Code and all applicable guidance issued thereunder. Neither the Company nor any of its Subsidiaries is a party to any agreement which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(l) The Company and its Subsidiaries have delivered or made available to Parent complete and accurate copies of all letter rulings, technical advice memoranda, and similar documents issued since January 1, 2004, by a Governmental Authority relating to U.S. federal, state, local or non-U.S. Taxes due from or with respect to the Company or any of its Subsidiaries.

(m) The Company and each of its Subsidiaries is in compliance with all terms and conditions of (i) any material exemptions from taxation, Tax holidays, reduction in Tax rate or similar Tax relief and (ii) other material financial grants, subsidies or similar incentives granted by a Governmental Authority, whether or not relating to Taxes.

(n) Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

(o) The Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(p) Section 3.14(p) of the Company Disclosure Schedule contains a complete and accurate list of each Subsidiary for which an election has been made pursuant to Section 7701 of the Code and the Treasury regulations thereunder to be treated other than its default classification for U.S. Federal income tax purposes.

(q) Neither the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

3.15 Employee Benefits.

(a) Section 3.15(a)(i) and Section 3.15(a)(ii) of the Company Disclosure Schedule, respectively, set forth a complete and accurate list, as of the date hereof, of (i) all material “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, independent contractor and consulting agreements (except for offer letters providing for at-will employment that do not provide for severance, acceleration or post-termination benefits), repatriation and expatriation agreements, visas, work permits, as well as all material bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreements, contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, independent contractor or director of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any material liability or obligation (together the “Employee Plans”). With respect to each Employee Plan, the Company has made available to Parent complete and accurate copies of, to the extent applicable, (A) the most recent annual report on Form 5500 required to have been filed for each Employee Plan, including any required schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; and (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements.

(b) Neither the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has ever maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Employee Plan provides material welfare benefits that are not fully insured through an insurance contract.

(c) Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Laws, including the applicable provisions of ERISA and the Code. There are no material International Employee Plans that involve material liability to the Company or its Subsidiaries. Each Employee Plan can be amended, terminated or otherwise discontinued following the Effective Time without material liability to Parent, the Company or any of its Subsidiaries (other than ordinary administration expenses). No International Employee Plan has material unfunded liabilities, that as of the Closing, will not be offset by insurance or fully accrued.

(d) Except as required by Laws or the terms of any Employee Plans, neither the Company nor any of its Subsidiaries has announced any intent (whether or not binding) to amend in any material respect or establish any new Employee Plan or to increase materially any benefits under any Employee Plan.

(e) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agent’s has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code.

(g) No Employee Plan provides post-termination welfare benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Laws.

(h) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code either has received a favorable determination letter from the IRS to such effect, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter, and nothing has occurred since the date of such determination letter that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan.

(i) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code.

(j) All Contracts of employment or for services with any employee of the Company or any of it Subsidiaries who provide services outside the United States (“Foreign Employees”), or with any director, independent contractor or consultant of or to the Company or any of its Subsidiaries, can be terminated by three (3) months notice or less given at any time without giving rise to any material claim for damages, severance pay, or compensation (other than a statutory redundancy payment required by applicable Laws).

3.16 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees, independent contractors or directors and a union, trade union, works council, group of employees, independent contractors or directors or any other labor-relations body or entity, for collective bargaining or other negotiation, consultation, or other employment-related purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees, independent contractors or directors with any labor organization, union, group, association, works council or other labor-relations body or entity, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”), and no such agreement is currently being negotiated by the Company or any of its Subsidiaries. The consummation of the transactions contemplated by this Agreement will not entitle any third party (including any union, trade union, works council, group of employees or any other labor-relations body or entity) to any payments under any Collective Bargaining Agreement or require the Company or any of its Subsidiaries to consult with any union, trade union, works council, group of employees or any other labor-relations body or entity. To the Knowledge of the Company, there are no activities or proceedings by any labor organization, union, group or association or representative thereof to organize any such employees, independent contractors or directors. There are no material lockouts, strikes, slowdowns, work stoppages, concerted refusals to work overtime, or, to the Knowledge of the Company, threats thereof by or with respect to any employees nor have there been any such lockouts, strikes, slowdowns, work stoppages, or concerted refusals to work over time. The Company and its Subsidiaries are not, nor have they been, a party to any redundancy agreements (including social plans or job protection plans). There are no material actions, suits, claims, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor matters involving any employee, independent contractor or director, including charges of unfair labor practices. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or any similar state or local law, including any similar law of a non-U.S. jurisdiction.

(b) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, and, to the Company’s Knowledge, foreign laws, rules and regulations, respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees, independent contractors or directors: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported in all material respects with respect to wages, salaries and other payments to employees, independent contractors or directors, (ii) is not materially liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not materially liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). Neither the Company nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or Order with any Governmental Authority with respect to employment practices. The services provided by each employee or director in the U.S. is terminable at the will of the Company and its Subsidiaries and any such termination would result in no liability to the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages.

(c) Neither the Company nor and Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN, issued any notification of a plant closing or mass layoff required by WARN, or incurred any liability or obligation under WARN that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under WARN.

3.17 Real Property.  The Company and its Subsidiaries do not own any real property. Section 3.17(a) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all of the existing material leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”). The Company has heretofore made available to Parent true, correct and complete copies of all Leases (including all material modifications and amendments thereto). The Company and/or its Subsidiaries have and own valid leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Liens. Section 3.17(b) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any of the Leased Real Property. The Leases are each in full force and effect in accordance with their respective terms (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other laws relating to creditors rights generally, the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies). Neither the Company nor any of its Subsidiaries (i) is in material breach of or default under, or has received written notice of any material breach of or default under, any material Lease and (ii) to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material breach or default thereunder by the Company or any of its Subsidiaries or any other party thereto, except, in the case of clause (i) and (ii), as would reasonably be expected to result in a Material Adverse Effect on the Company.

3.18 Environmental Matters.  Neither the Company nor any of its Subsidiaries: (i) has received any written notice or other communication of any alleged material claim, material violation of or material liability under any Environmental Law which has not heretofore been cured or for which there is any remaining material liability; (ii) has disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances, distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances, arranged for the disposal, discharge, storage or release of any Hazardous Substances, or exposed any employee or other individual to any Hazardous Substances so as to give rise to any material liability or material corrective or remedial obligation under any Environmental Laws; (iii) has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to material liabilities arising out of Environmental Laws or the Hazardous Substances related activities of the Company or its Subsidiaries To the Company’s Knowledge, there are no Hazardous Substances in, on, or under any properties owned, leased or used at any time by the Company or each of its Subsidiaries such as could give rise to any material liability or material corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Laws.

3.19 Assets; Personal Property.  The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens (other than Permitted Liens), except for defects in title that would not result in a Material Adverse Effect on, the Company. Nothing in this Section 3.19 will be deemed to be a representation or warranty by the Company with respect to any intellectual property or Intellectual Property Right.

3.20 Intellectual Property.

(a) Section 3.20(a)(i) and Section 3.20(a)(ii) of the Company Disclosure Schedule contain, respectively, a complete and accurate list of (i) all products and services currently marketed, sold or distributed by the Company or its Subsidiaries or which have been marketed, sold, or distributed by the Company or its Subsidiaries in the two years prior to the date hereof and (ii) all products and service offerings that, based on the Company’s product roadmap as of the date of this Agreement, are in development as of the date hereof and that the Company expects or intends to make available commercially within six (6) months after the date hereof (such products described in clauses (i) and (ii), the “Company Products”).

(b) Section 3.20(b) of the Company Disclosure Schedule contains a complete and accurate list of each item of Company Registered Intellectual Property and for each such item, (i) the name of the applicant/registrant, inventor/author and current owner, (ii) the jurisdiction where the application/registration is located, (iii) the application or registration number, (iv) the filing date and the issuance/registration/grant date, (v) the prosecution status thereof, and (vi) in the case of domain name registrations the named owner, and the registrar or equivalent Person with whom that domain name is registered.

(c) In each case in which the Company or any of its Subsidiaries has acquired ownership of any Registered Intellectual Property from another Person, the Company or one of its Subsidiaries has recorded or had recorded each such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, the appropriate domain name registrar or their respective equivalents in the applicable jurisdiction, as the case may be, in each case in accordance with applicable laws.

(d) Section 3.20(d) of the Company Disclosure Schedule contains a complete and accurate list of all Contracts (i) under which the Company or any of its Subsidiaries is granted the right to use or a license with respect to, Intellectual Property Rights or technology of a third Person, other than (A) non-exclusive trademark licenses or (B) licenses or services Contracts for commercially available software in binary form or available on an application service provider, “software as a service” or similar basis (1) that is available for a cost of not more than $150,000 for a subscription or a perpetual license for a single user or work station (or $500,000 in the aggregate for all users or work stations), (2) that is used by the Company but not incorporated into any Company Products, and (3) that has not been customized by the licensor for use by Company or (C) licenses for any Open Source Materials (“In-Licenses”), or (ii) under which the Company or any of its Subsidiaries has licensed to others the right to use or agreed to transfer to others any of the Company Intellectual Property or rights with respect thereto, other than pursuant to Contracts with (A) any customer, dealer, sales representative, reseller or distributor or (B) any commercial partner for the evaluation, certification or testing of Company Products in each case, entered into in the ordinary course of business (“Out-Licenses”). To the Knowledge of the Company, no third parties to any Company Intellectual Property Agreements are in material breach thereof. There are no pending material disputes regarding the scope of such Company Intellectual Property Agreements, performance of the parties thereto, or with respect to payments made or received thereunder. All Company Intellectual Property Agreements are valid, binding and in full force and effect and will continue in full force any effect for the benefit of the Company following, and survive, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement.

(e) No event has occurred, and, to the Knowledge of the Company, no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated by this Agreement result in the disclosure or delivery by the Company, any of its Subsidiaries or any Person acting on their behalf to any Person of any Company Source Code. Other than any Contract with customers, resellers and distributors of the Company or its Subsidiaries who are beneficiaries of any escrow arrangement with the Company or its Subsidiaries, Section 3.20(e) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or a Subsidiary has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Company Source Code.

(f) No government funding, facilities or resources of a Governmental Authority or university were used in the development of any Company Products or Company Intellectual Property, and no rights have been granted to any Governmental Authority or university with respect to any Company Products or under any Company Intellectual Property other than pursuant to the sale or license of the Company Products under terms substantially similar to the commercial rights granted by the Company and its Subsidiaries to commercial end users of the Company Products in the ordinary course of business.

(g) The Company and its Subsidiaries own all right, title and interest in all material Company Intellectual Property, free and clear of all Liens other than Permitted Liens.

(h) The Company and each of its Subsidiaries has taken reasonable and appropriate steps to protect and preserve the confidentiality of the Trade Secrets that comprise any material part of the Company Intellectual Property, and to the Knowledge of the Company, there are no unauthorized uses, disclosures or infringements of any such Trade Secrets by any Person. To the Knowledge of the Company, all use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or was otherwise lawful. Without limiting the foregoing, the Company and its Subsidiaries have and use reasonable efforts to enforce a policy requiring (i) employees to execute a confidentiality and assignment agreement substantially in the Company’s standard form previously provided to Parent, and (ii) and consultants and contractors to execute a confidentiality and assignment agreement in favor of the Company pursuant to terms substantially similar to the terms of the Company’s standard forms of agreements previously made available to Parent.

(i) To the Knowledge of the Company, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing upon or otherwise violating in any material respect any material Company Intellectual Property, and neither the Company nor any of its Subsidiaries have asserted or threatened in writing any claim against any Person alleging the same.

(j) To the Knowledge of the Company, neither the Company nor any Company Subsidiary, nor any of their respective businesses, operations or products or services is infringing or violating the Intellectual Property Rights of any third Person in any material respect. Prior to the Company’s initial public offering on June 26, 2007, neither the Company nor any of its Subsidiaries has received written notice of any material suit, claim, action, investigation or proceeding made, conducted or brought by a third Person against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries or any of its or their then-current products or services or other operation of the Company’s or its Subsidiaries’ business infringed or violated the Intellectual Property Rights of any third Person that was not otherwise disclosed in the Company’s Form S-1 filed in connection with the Company’s initial public offering. Since the Company’s initial public offering on June 26, 2007, neither the Company nor any of its Subsidiaries has received written notice of any suit, claim, action, investigation or proceeding made, conducted or brought by a third Person against the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no such suit, claim, action, investigation or proceeding has been filed or threatened, alleging that the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company’s or its Subsidiaries’ business infringes or violates the Intellectual Property Rights of any third Person, nor does the Company have any Knowledge of any facts or circumstances that could reasonably be expected to give rise to such suit or claim. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened claim challenging the validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any of the Company Intellectual Property. The Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property in any material respect.

(k) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent by operation of law or otherwise of any Material Contracts to which the Company or any of its Subsidiaries is a party, will result in (i) Parent or any of its Affiliates (other than Company) or the Company granting to any third party any right to or with respect to any material Intellectual Property Right owned by, or licensed to, any of them, that would not otherwise be granted in the absence of this Agreement or the transaction contemplated hereby, (ii) Parent or any of its Affiliates (other than Company) or the Company being bound by, or subject to, any non-compete or other material restriction on the operation or scope of its businesses, or (iii) Parent or any of its Affiliates (other than Company) or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transaction contemplated hereby.

(l) Section 3.20(l) of the Company Disclosure Schedule contains a complete and accurate list of all software that is distributed as “open source software” or under a similar licensing or distribution model (collectively, “Open Source Materials”) (including the GNU General Public License and the LGPL) that is incorporated into a Company Product. In no case does such, or any other, use or distribution of open source software give rise to any rights in any third parties under any Company Intellectual Property, or obligations for the Company or its Subsidiaries with respect to any Company Intellectual Property, including any obligation to disclose or distribute any Company

Source Code, to license any Company Intellectual Property for the purpose of making derivative works or to distribute any Company Intellectual Property or Company Product without charge.

3.21 Insurance.  Each material insurance policy of the Company and its Subsidiaries is in full force and effect, no notice of cancellation has been received with respect thereto, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not, individually or in the aggregate, result in a Material Adverse Effect on the Company. There is no material claim pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies.

3.22 Related Party Transactions.  Except (a) as set forth in any Company SEC Report filed prior to the date hereof and (b) for compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand.

3.23 State Anti-Takeover Statutes.  Assuming that the representations of Parent and the Merger Subs set forth in Section 4.8 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement and the Merger or the Voting Agreements. To the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the Voting Agreements.

3.24 Brokers.  Except for Qatalyst Partners LP (a true and correct copy of whose engagement letter has been made available to Parent), there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s brokerage, finder’s or any other fee or commission in connection with the transactions contemplated by this Agreement.

3.25 Opinion of Financial Advisor.  The Company has received the opinion of Qatalyst Partners LP to the effect that as of the date of this Agreement and based upon and subject to the matters set forth in such opinion, the Merger Consideration to be received by holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders and such opinion has not been withdrawn, revoked or modified in any respect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND THE MERGER SUBS

Except (i) as disclosed in the Parent SEC Reports filed with the SEC from and after April 24, 2008 and prior to the date hereof (other than as set forth in the forward-looking statements or as set forth in the risk factors contained therein) or (ii) as set forth in the disclosure letter delivered by Parent to the Company dated as of the date hereof (the “Parent Disclosure Schedule”), which identifies by reference to, or has been grouped under a heading referring to, a specific section of this Agreement and constitutes an exception hereto and disclosure made pursuant to any section of the Parent Disclosure Schedule shall be deemed to be disclosed against each of the other sections of this Agreement to the extent the applicability of the disclosure to such other section is readily apparent from the disclosure made (without reference to the underlying documents referenced therein) and Parent, Merger Sub One and Merger Sub Two hereby represent and warrant to the Company as follows:

4.1 Organization and Standing.

(a) Each of Parent, Merger Sub One and Merger Sub Two is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate, limited liability or other power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.

(b) Each of Parent, Merger Sub One and Merger Sub Two is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. The copies of the certificate of incorporation and bylaws of Parent that are filed as exhibits to Parent’s Annual Report on Form 10-K for the fiscal year ended April 25, 2008 (the “Parent Form 10-K”), as amended by Parent’s Current Report on Form 8-K filed with the SEC on April 6, 2009, are complete and correct copies thereof as in effect on the date hereof. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation and bylaws (or other equivalent charter documents, as applicable) of Merger Sub One and Merger Sub Two. Parent, Merger Sub One and Merger Sub Two are not in violation of its certificate of incorporation, bylaws or other equivalent charter documents, as applicable.

4.2 Corporate Approvals.

(a) Each of Parent, Merger Sub One and Merger Sub Two has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent, Merger Sub One and Merger Sub Two, the performance by Parent, Merger Sub One and Merger Sub Two of their respective obligations hereunder, and, assuming the accuracy in all respects of the representations and warranties of the Company set forth in Section 3.4 and the compliance in all respects by the Company with the restrictions set forth in Section 5.2(b), the consummation by Parent, Merger Sub One and Merger Sub Two of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub One and Merger Sub Two and no additional corporate or other actions or proceedings (including a vote of Parent’s stockholders) on the part of Parent, Merger Sub One or Merger Sub Two are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent, Merger Sub One and Merger Sub Two and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub One and Merger Sub Two, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and other similar laws affecting or relating to creditors rights generally and is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(b) At a meeting duly called and held on May 19, 2009, the Parent Board unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement is fair to, and in the best interests of, the stockholders of Parent, and (iii) approved this Agreement and the transactions contemplated hereby. As of the date hereof, the Parent Board has not rescinded or modified in any way the foregoing determinations and actions. Pursuant to action taken by written consent on May 19, 2009, the board of directors of Merger Sub One unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement is fair to, and in the best interests of, the sole stockholder of Merger Sub One, and (iii) approved this Agreement and the transactions contemplated hereby. As of the date hereof, the board of directors of Merger Sub One has not rescinded or modified in any way the foregoing determinations and actions. Pursuant to action taken by written consent on May 19, 2009, the board of managers of Merger Sub Two unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement is fair to, and in the best interests of, the stockholder of Merger Sub Two, and (iii) approved this Agreement and the transactions contemplated hereby. As of the date hereof, the board of managers of Merger Sub Two has not rescinded or modified in any way the foregoing determinations and actions.

4.3 Non-contravention; Required Consents.

(a) The execution, delivery or performance by Parent, Merger Sub One and Merger Sub Two of this Agreement, the consummation by Parent, Merger Sub One and Merger Sub Two of the transactions contemplated hereby and the compliance by Parent, Merger Sub One and Merger Sub Two with any of the terms hereof do not and will not (i) violate or conflict with any provision of the certificate of incorporation, bylaws or other equivalent constituent documents (as applicable) of Parent, Merger Sub One or Merger Sub Two, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or any of their properties or assets are bound, (iii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Law or Order applicable to Parent or any of its

Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole.

(b) No consent of any Governmental Authority is required on the part of Parent, Merger Sub One, Merger Sub Two or any of their Affiliates in connection with the execution, delivery and performance by Parent, Merger Sub One or Merger Sub Two of this Agreement and the consummation by Parent, Merger Sub One or Merger Sub Two of the transactions contemplated hereby, except (i) applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, the rules and regulations of Nasdaq (ii) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of the certificate of merger for the Second Step Merger with the Secretary of State of the State of Delaware, (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign antitrust, competition or merger control laws, (iv) the filing of a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of the Parent Common Stock to be issued in the Merger, and (v) such other Consents, the failure of which to obtain would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the ability of Parent and the Company to consummate the Merger.

4.4 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 885,000,000 (Eight Hundred Eighty-Five Million) shares of Parent Common Stock, and (ii) 5,000,000 (Five Million) shares of Parent Preferred Stock, par value $0.001 per share. As of the close of business on May 15, 2009 (the “Parent Capitalization Date”): (i) 332,757,557 (Three Hundred Thirty-Two Million, Seven Hundred Fifty-Seven Thousand, Five Hundred Fifty-Seven) shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, and (iii) 104,325,286 (One Hundred Four Million, Three Hundred Twenty-Five Thousand, Two Hundred Eighty-Six) shares of Parent Common Stock held by Parent as treasury shares. As of the close of business on the Parent Capitalization Date, with respect to Parent option plans, there were outstanding Parent Options, Parent Restricted Stock Units and Parent Restricted Stock to purchase or otherwise acquire 70,594,546 (Seventy Million, Five Hundred Ninety-Four Thousand, Five Hundred Forty-Six) shares of Parent Common Stock. All outstanding shares of Parent Common Stock are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Except as set forth in this Section 4.4, as of the close of business on April 24, 2009, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent, or that obligates Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any securities of Parent. There are no outstanding agreements of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of Parent, except as disclosed in the Parent SEC Reports from and after the filing of the Parent Form-10K.

(c) All outstanding shares of Parent Common Stock are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

4.5 SEC Reports; Other Reports.

(a) Parent has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws since January 1, 2006 (all such forms, reports and documents, the “Parent SEC Reports”). Each Parent SEC Report complied, or will comply, as the case may be, as of its filing date, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Parent SEC Report was filed. True and correct copies of all Parent SEC Reports filed prior to the date hereof, whether or not required under applicable Laws, have been furnished to the Company or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. Neither Parent nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date of this Agreement, there are no outstanding written comments from the SEC with respect to any of the Parent SEC Reports.

(b) Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2006 with any Governmental Authority (other than the SEC) and have paid all fees and assessments due and payable in connection therewith, except as would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form, or manner of filing of such certifications.

4.6 Financial Statements and Controls.

(a) The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports complied in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and they have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and any other adjustments expressly described therein, including the notes thereto.

(b) Parent has established, and maintains and enforces, a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with appropriate authorizations of management and the Parent Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries that could have a material effect on Parent’s financial statements. Except as disclosed in Parent SEC Reports filed with the SEC from and after the filing of the Parent Form-10K, neither Parent nor any of its Subsidiaries nor Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness (as defined in Rule 13a-15(f) promulgated under the Exchange Act) in the system of internal accounting controls utilized by Parent, (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (C) any claim or allegation regarding clauses (A) and (B).

(c) Parent has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15(e) or Rule 15d-15(e) promulgated under the Exchange Act) to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management to allow timely decisions regarding required disclosure.

4.7 No Undisclosed Liabilities.   Neither Parent nor any of its Subsidiaries has any liabilities (whether accrued, absolute, contingent, matured, unmatured or otherwise ), other than (a) liabilities reflected or otherwise reserved against in the balance sheet of Parent set forth in the Parent Form 10-Q (the “Parent Balance Sheet”), (b) liabilities incurred after the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, (c) liabilities contemplated by this Agreement, or (d) liabilities that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

4.8 Absence of Certain Changes.   Since the date of the Parent Balance Sheet through the date of this Agreement, there has not been or occurred any Material Adverse Effect on Parent.

4.9 Litigation; Orders.   There is no Legal Proceeding pending or, to the Knowledge of Parent, threatened, against Parent, any of its Subsidiaries or any of their respective properties that would, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order, except for Orders that would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole.

4.10 Ownership of Company Capital Stock.   Prior to the date hereof (and without giving effect the execution and delivery of the Voting Agreements), neither Parent, Merger Sub One nor Merger Sub Two, alone or together with any other Person, was at any time during the last three (3) years an “interested shareholder” within the meaning of Section 203 of the DGCL.

4.11 Brokers.   Except for Goldman, Sachs & Co., there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finders’ or other similar fee or commission in connection with the transactions contemplated by this Agreement.

4.12 Financing.   Parent has, and will have available to it upon the consummation of the Merger, without the need for outside financing, sufficient funds to consummate the transactions contemplated hereby, including payment in full of the Cash Consideration.

ARTICLE V

INTERIM CONDUCT OF BUSINESS

5.1 Affirmative Obligations of the Company.   Except (a) as expressly contemplated or permitted by this Agreement, (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule, (c) as required by applicable Law, or (d) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and each of its Subsidiaries shall (i) carry on its business in the ordinary course in all material respects in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws and (ii) use commercially reasonable efforts, consistent with its past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Negative Obligations of the Company.   Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule, (iii) as required by applicable Law or the terms of any Employee Plan (copies of which have been provided to Parent), or (iv) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to

Article VIII and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend, or propose to adopt any amendments to, its certificate of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (i) the issuance and sale of shares of Company Common Stock pursuant to Company Stock Awards outstanding prior to the date hereof, (ii) the issuance of shares pursuant to the Company ESPP and (iii) Company Restricted Stock Units to purchase up to an aggregate of 250,000 shares of Company Common Stock granted in the ordinary course of business after the date of this Agreement;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities, except to the extent that such acquisition or redemption is pursuant to the terms of any Employee Plan (as then in effect) or any agreement subject to any such Employee Plan;

(d) other than dividends or distributions made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(f) (i) incur or assume any long-term or short-term indebtedness for borrowed money or issue any debt securities, except for loans or advances to or from direct or indirect wholly-owned Subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company, (iii) except for advances made in the ordinary course of business consistent with past practice, make any loans or advances to employees of the Company or any of its Subsidiaries, (iv) acquire, or make any capital contributions to or investments in any other Person (other than direct or indirect wholly-owned Subsidiaries of the Company), by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), whether by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or (v) mortgage or pledge any of its or its Subsidiaries assets, tangible or intangible, or create or suffer to exist any Lien (other than Permitted Liens) thereupon;

(g) except as may be required by applicable Law or the terms of any Employee Plan, including the Company 2009 Executive Bonus Plan, as in effect on the date hereof (copies of which have been provided to Parent), enter into, adopt, amend (including an amendment to provide for the acceleration of vesting), modify or terminate any Employee Plan in any material respect, or increase or decrease the compensation or fringe benefits of any employee or director of the Company or any of its Subsidiaries (except for normal increases of cash compensation in the ordinary course of business consistent with past practice to any current or future employees below the rank of Vice President or whose base salary does not exceed $200,000 per annum), pay any bonus or special remuneration (whether in cash, equity or otherwise) to any employee, consultant, independent contractor or director (other than bonuses made in the ordinary course of business consistent with past practice with respect to employees who are not executive officers or directors of the Company), or pay any benefit not required by any Employee Plan as in effect as of the date hereof or amend the targets or the goals of the 2009 Executive Bonus Plan;

(h) forgive any Loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(i) make any deposits or contributions of cash or other property to, or take any other action to fund, or in any other way secure the payment of compensation or benefits under the Employee Plans or Contracts subject to the Employee Plans, other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any Contracts subject to the Employee Plans in effect as of the date hereof;

(j) enter into, amend, or extend any Collective Bargaining Agreement or similar Contract;

(k) (1) acquire, lease (as lessee) or license (as licensee) any property or assets with a fair market value in excess of $5,000,000 in the aggregate per fiscal quarter, except transactions required pursuant to existing Contracts as in effect on the date hereof; or (2) sell, lease (as lessor), license (as licensor) or dispose of any property or assets with a net book value in excess of $100,000 in any individual transaction, except (A) transactions required pursuant to existing Contracts as in effect on the date hereof or (B) transactions in the ordinary course of business consistent with past practice;

(l) except as may be required as a result of a change in applicable Laws or in GAAP, make any change in any of the accounting principles or practices used by it;

(m) (i) make or change any Tax election that, individually or in the aggregate, would be reasonably expected to adversely affect in any material respect the Tax liability or Tax attributes of the Company or any of its Subsidiaries, (ii) change any material Tax accounting method, (iii) settle or compromise any material U.S. federal, state, local or non-U.S. Tax liability or (iv) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(n) enter into any Company Intellectual Property Agreement or amend any Company Intellectual Property Agreements or grant any release or relinquishment of any rights under any Company Intellectual Property Agreements, except (i) to customers and (ii) non-exclusive in-bound licenses for commercially available technology, in each case in the ordinary course of business consistent with past practice;

(o) grant any exclusive rights with respect to any Company Intellectual Property, divest any Company Intellectual Property, except if such divestiture or divestures, individually or in the aggregate, are not material to the Company, or materially modify the Company’s standard warranty terms for Company Products or services or amend or modify any product or service warranty in any manner that is likely to be materially adverse to the Company or any of its Subsidiaries;

(p) authorize, incur or commit to incur any capital expenditure(s) (including any property or assets acquired pursuant to Section 5.2(k)) which do not exceed $5,000,000 in the aggregate per fiscal quarter, other than pursuant to existing Contracts as in effect on the date hereof;

(q) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other liabilities that (i) are reflected or reserved against in full in the Balance Sheet or incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, (ii) are covered by existing insurance policies, or (iii) otherwise do not involve the payment of money in excess of $200,000 in the aggregate, in each case where the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money not in excess of $200,000 in the aggregate above the amounts reflected or reserved in the Balance Sheet in respect of such Legal Proceeding) to be performed by the Company or its Subsidiaries following the Effective Time;

(r) except as required by applicable Laws or GAAP, revalue in any material respect any of its properties or assets including writing-off accounts receivable;

(s) other than in the ordinary course of business consistent with past practice, (i) enter into, renew, extend or terminate (other the termination of a Material Contract pursuant to its terms as in effect as of the date hereof) any Material Contract (or any Contract that would have been a Material Contract if it had been in effect on the date hereof); or (ii) make any material amendment or change in any such Material Contract;

(t) (i) enter into any lease or sublease of material real property (whether as a lessor, sublessor, lessee or sublessee) with a term that exceeds six (6) months; (ii) modify, amend or exercise any right to renew any lease or sublease of real property; or (iii) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other real property;

(u) make any representations or issue any communications to current or former employee, independent contractor or director that are inconsistent with this Agreement or the transactions contemplated thereby, including any representations regarding offers of employment from Parent, any Subsidiary of the Parent, or the Final Surviving Entity;

(v) enter into a Contract to do any of the foregoing or make any formal or informal arrangement or understanding, whether or not binding, with respect to any of the foregoing; or

(w) take any action which would (i) materially impair the Company’s ability to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Law or (ii) materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

5.3 Negative Obligations of Parent.   Except as approved in advance by the Company in writing, neither Parent nor any of its Subsidiaries shall, directly or indirectly, acquire or agree to acquire (whether by merger, consolidation, stock or asset purchase, tender or exchange offer, recapitalization, reorganization or any other form of transaction) any other Person if and to the extent that such transaction would reasonably be expected to (a) impair the ability of the parties hereto to consummate the Merger, or (b) delay the consummation of the Merger in any material respect.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) The Company and its Subsidiaries shall, and shall cause each of their respective Representatives to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or Acquisition Transaction.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, the Company shall cause its Subsidiaries not to, and the Company shall not authorize or permit any of its, any of its Subsidiaries or any of their respective Representatives to, directly or indirectly:

(i) solicit, initiate or knowingly encourage or facilitate or knowingly induce any inquiry with respect to, or the making, submission or announcement of, an Acquisition Proposal or an Acquisition Transaction;

(ii) subject to Section 6.1(c), furnish to any Person (other than Parent, Merger Sub One, Merger Sub Two or any designees of Parent or the Merger Subs) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub One, Merger Sub Two or any designees of Parent or the Merger Subs), or take any other action, in each case in a manner that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal or an Acquisition Transaction;

(iii) subject to Section 6.1(c), participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or an Acquisition Transaction;

(iv) approve, endorse or recommend an Acquisition Proposal or an Acquisition Transaction;

(v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Proposal or an Acquisition Transaction (other than a confidentiality and “standstill” agreement pursuant to and in accordance with Section 6.1(c)); or

(vi) terminate, amend or waive any material rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the material terms of) any confidentiality or “standstill” or other similar agreement between the Company or any of its Subsidiaries and any other Person;

(vii) take any action to exempt any Person, other than Parent and the Merger Subs, from DGCL Section 203 or any other applicable anti-takeover Laws; or

(viii) agree with a third party to do any of the foregoing, or propose to third parties (including Company stockholders) to do any of the foregoing other than pursuant to Section 6.1(c), Section 6.7(b) or Section 8.1(h) in accordance with the terms thereof.

(c) Notwithstanding the foregoing terms of Section 6.1(b) or any other provision in this Agreement, at any time prior to obtaining the Requisite Merger Approval, the Company Board may, directly or indirectly through advisors, agent’s or other intermediaries, (x) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) an unsolicited Acquisition Proposal in writing after the date hereof, and/or (y) furnish or make available to any Person that has made (and not withdrawn) an unsolicited Acquisition Proposal in writing after the date hereof, any non-public information relating to the Company or any of its Subsidiaries; provided, however, the Company may take any action contemplated by the foregoing clauses (x) or (y) if and only if all of the following conditions have been satisfied prior to taking such action (and continue to be satisfied at all times during which any of the foregoing actions are being taken):

(i) the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) such Acquisition Proposal either constitutes or is reasonably likely to lead to a Superior Proposal and (B) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to the Company’s stockholders under Delaware Law;

(ii) none of the Company, any of its Subsidiaries or any of their respective Representatives shall have breached or violated in any material respect the terms of this Section 6.1 (other than those terms set forth in Section 6.1(f)) in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made by any Person (or any Affiliate or agent thereof) making such Acquisition Proposal;

(iii) the Company shall have entered into a confidentiality and “standstill” agreement with such Person, (A) the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement and (B) the “standstill” provisions of which do not include a “sunset”, “fall-away” or other similar exception that would result in the “standstill” provisions becoming inapplicable at any time prior to the valid termination of this Agreement in accordance with its terms;

(iv) the Company shall have given Parent’s Chief Executive Officer at least twenty-four (24) hours prior written notice of (x) its intent to take the action permitted by this Section 6.1(c) and (y) the identity of the Person(s) making the Acquisition Proposal forming the basis for taking the action permitted by this Section 6.1(c), and (z) all of the material terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, prior to taking any action with respect to such Person, the Company shall have given Parent a copy of such Acquisition Proposal and all related agreements, commitment letters and other material documents constituting such Acquisition Proposal provided or otherwise furnished by the Person(s) making such Acquisition Proposal in connection therewith); and

(v) prior to or contemporaneously with furnishing any non-public information to such Person, the Company shall have furnished or made available such non-public information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent).

(d) Without limiting the generality of the foregoing, Parent, Merger Sub One, Merger Sub Two and the Company acknowledge and hereby agree that any action taken by any Representative of the Company or any of its Subsidiaries that would be a breach of the restrictions set forth in this Section 6.1 if taken by the Company shall be deemed to be a breach of this Section 6.1 by the Company for all purposes of and under this Agreement.

(e) In addition to the obligations of the Company set forth in Section 6.1(c), the Company shall promptly, and in all cases within forty-eight (48) hours of its receipt, advise Parent in writing of the receipt by the Company, any of its Subsidiaries or any of their respective Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry (and all related agreements, commitment letters and other documents constituting or relating to such Acquisition Proposal or otherwise furnished by the Person(s) making such Acquisition Proposal in connection therewith), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. At all times from and after the Company’s, any of its Subsidiaries’ or any of their respective Representative’s receipt thereof, the Company shall keep Parent reasonably informed of the status and material terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

(f) The Company shall provide Parent with at least twenty-four (24) hours prior written notice (or any shorter period of advance notice provided to members of the Company Board) of a meeting of the Company Board (or any committee thereof) at which the Company Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction.

6.2 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the provisions set forth in this Agreement, each of Parent, Merger Sub One, Merger Sub Two and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including by:

(i) using its reasonable best efforts to cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled;

(ii) using its reasonable best efforts to obtain all necessary or appropriate consents, waivers and approvals, and to provide all necessary notices, under Material Contracts so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated by this Agreement, provided that in the event that the other parties to any such Contract, including any lessor or licensor of any Leased Real Property, conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract, the Company shall not make or commit to make any such payment or provide any such consideration without Parent’s prior written consent;

(iii) making all necessary registrations, declarations and filings with Governmental Authorities in connection with this Agreement and the consummation of the transactions contemplated hereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities (including the Antitrust Approval) in connection with this Agreement and the consummation of the transactions contemplated hereby;

(iv) executing and delivering any additional mutually acceptable instruments mutually deemed necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and

(v) assisting the other parties in (A) making all necessary registrations, declarations and filings with Governmental Authorities in connection with this Agreement and the consummation of the transactions contemplated hereby, including by providing such information regarding itself, its Affiliates and their respective operations as may be requested in connection with a filing by it or any of its Subsidiaries, (B) obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities (including the Antitrust Approval) in connection with this Agreement and the consummation of the transactions contemplated hereby, and (C) delivering any additional mutually acceptable instruments mutually deemed required to be made, obtained or delivered to consummate the transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Section 6.2 or elsewhere in this Agreement shall be deemed to require Parent or the Company or any Subsidiary thereof to (i) litigate or otherwise contest any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by this Agreement or (ii) agree to any divesture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

6.3 Regulatory Filings.

(a) Without limiting the generality of the provisions of Section 6.2 and to the extent required by applicable Laws, as promptly as practicable following the execution and delivery of this Agreement, each of Parent and the Company shall make or submit all applications, notices, petitions and filings, file or submit all documentation, and use their respective reasonable best efforts to obtain as promptly as practicable all clearances, permits, consents, approvals and authorizations of all Governmental Authorities, in each case which are necessary or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable and to comply with the terms and conditions of all such clearances, permits, consents, approvals and authorizations of all Governmental Authorities. The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws and Orders, all the documentation and information relating to either party and any of its respective Subsidiaries, that appears in any application, notice, petition, filing and documentation made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose clearance, consent or approval is required to consummate the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any clearance, consent or approval required in order to consummate the transactions contemplated by this Agreement will not be obtained or that the receipt of any such clearance, consent or approval will be materially delayed or conditioned.

(b) Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making and submitting the applications, notices, petitions and filings contemplated by this Section 6.3, (ii) subject to applicable Laws and Orders, supply the other with any information that may be required in order to effectuate such applications, notices, petitions and filings, and (iii) supply any additional information that may be required or reasonably requested by any Governmental Authority in connection with such applications, notices, petitions and filings. Subject to applicable Laws and Orders, each party hereto shall (A) promptly inform the other party hereto of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement, (B) permit the other party hereto the opportunity to review in advance all the information relating to Parent and its Subsidiaries or the Company and its Subsidiaries, as the case may be, that appears in any application, notice, petition or filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated hereby, (C) not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation, or inquiry concerning the transactions contemplated hereby unless and until such party has consulted with the other party, and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend such meeting or discussion, and (D) furnish the other party with copies of all correspondences, filings, and written communications between them and their Subsidiaries and representatives, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated hereby. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Section 6.3 or elsewhere in this Agreement shall be deemed to require Parent or the Company or any Subsidiary thereof to (i) litigate or otherwise contest any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by this Agreement or (ii) agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

6.4 Anti-Takeover Laws.   In the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, at the direction of the Company Board, and Parent, at the direction of the Parent Board, each shall use its reasonable best efforts to provide that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the provisions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.

6.5 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the Merger, and (ii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Merger Proposal to be considered at the Company Stockholder Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC and to keep the Registration Statement effective through the Closing in order to consummate the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective representatives in the preparation of the Registration Statement and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC, Parent and the Company shall cause the Proxy Statement/Prospectus to be disseminated to the stockholders of the Company.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in compliance with the terms and conditions set forth in this Agreement, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) Except as otherwise set forth in this Agreement or as may be required by applicable Law or Order, neither Parent nor the Company shall effect any amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Registration Statement without the prior consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that the Company, in connection with a Company Board Recommendation Change pursuant to and in accordance with Section 6.7, may amend or supplement the proxy statement for the Company pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 6.5(c) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the Company’s right to have the deliberations and conclusions of the Company Board accurately described. A “Qualifying Amendment” means an amendment or supplement to the proxy statement for the Company if and solely to the extent that it contains (i) a Company Board Recommendation Change, (ii) a statement of the reasons of the Company Board for making such Company Board Recommendation Change, and (iii) additional information the Company determines, in its sole discretion, to be reasonably related to the foregoing.

(d) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, at the time the Registration Statement is declared effective, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time, Parent and the Company shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the stockholders of Parent and/or the Company. Parent and the Company shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings. Prior to filing the Registration Statement or mailing the Proxy Statement/Prospectus to stockholders (or filing or mailing any amendment thereof or supplement thereto), each of Parent and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably and timely proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(e) Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act. In addition, prior to the Effective Time, Parent shall use reasonable best efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered (to the extent required), qualified or exempt from registration or qualification under any applicable federal or state securities or Blue Sky Laws.

6.6 Company Stockholder Meeting.

(a) The Company shall establish a record date for, call, give notice of, convene, hold, and take a vote of stockholders on the adoption of this Agreement in accordance with the DGCL (the “Merger Proposal”) at a meeting of the Company’s stockholders (the “Company Stockholder Meeting”) as promptly as practicable following the date hereof (which shall be within forty five (45) days following the date on which the Proxy Statement/Prospectus is first disseminated to Company’s stockholders unless Parent shall otherwise consent to a different date). The Company shall use its reasonable best efforts to solicit proxies from the Company’s stockholders and, unless the Company Board has effected a Company Board Recommendation Change pursuant to and in accordance with the terms of Section 6.7, the Company Board shall use its reasonable best efforts to obtain the Requisite Merger Approval at the Company Stockholder Meeting or any postponement or adjournment thereof. Subject to the terms and provisions of Section 6.6(b) (if applicable), the Company shall not propose for consideration or submit for a vote any matters (including any Acquisition Proposals or Acquisition Transactions) at the Company Stockholder Meeting (or an adjournment of the Company Stockholder Meeting, if permitted hereunder) other than the Merger Proposal without the prior written consent of Parent. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall submit this Agreement to the Company’s stockholders for approval at the Company

Stockholder Meeting, and the Company’s obligations under this Section 6.6 shall not be terminated, superseded, limited, modified or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Acquisition Transaction, or by any Company Board Recommendation Change (whether or not in compliance with the terms hereof). For the avoidance of doubt, the Company shall not be required to hold the Company Stockholder Meeting if this Agreement is validly terminated in accordance with Section 8.1.

(b) The Company shall not establish a record date for, call, give notice of, convene or hold any meeting of the Company’s stockholders unless and until the Company Stockholder Meeting has been held, a vote of the Company’s stockholders has been taken on the Merger Proposal and the Company Stockholder Meeting has been adjourned; provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Company may establish a record date for, call, give notice of, convene and hold its annual meeting of stockholders for 2009 (the “Annual Meeting”) and shall use commercially reasonable efforts to hold the Annual Meeting within thirteen (13) calendar months from the date of its annual meeting of stockholders for 2008. At the Annual Meeting, (x) the Company may submit to a vote of its stockholders (i) the election of directors to the Company Board and (ii) the ratification of its independent public accounting firm, and (y) the Company shall not propose for consideration or submit for a vote any matters other than those set forth in the previous sentence and such other matters which the Company is legally required to submit to a vote of its stockholders at the Annual Meeting. Parent and the Company shall cooperate in good faith to determine whether the Merger Proposal shall be considered at the Annual Meeting in lieu of a special meeting, and in such event, the terms and provisions of Section 6.6(a) shall be qualified by the terms and provisions of this Section 6.6(b).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company may adjourn or postpone the Company Stockholder Meeting solely (i) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (ii) for up to ten (10) Business Days, if the Company Board shall have determined in good faith (after consultation with its outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholder Meeting in order to (A) give Company Stockholder sufficient time to evaluate any information or disclosure that the Company has sent to Company Stockholders or otherwise made available to Company Stockholders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Company Board Recommendation Change) or (B) to enable the additional time to solicit proxies from Company Stockholders, (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, Order or a request from the SEC or its staff, or (iv) with the prior written consent of Parent.

6.7 Company Board Recommendation.

(a) Subject to the terms of this Section 6.7, the Company Board shall recommend that the Company’s stockholders adopt this Agreement in accordance with the applicable provisions of the DGCL (the “Company Board Recommendation”) at the Company Stockholder Meeting. Neither the Company Board nor any committee thereof shall (x) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify the Company Board Recommendation or (y) approve, endorse or recommend, or publicly propose to approve, endorse or recommend any Acquisition Proposal or agreement pursuant to which an Acquisition Transaction would be consummated (any of the actions referred to in the preceding clauses (x) and (y) being a “Company Board Recommendation Change”); provided, however that a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Board Recommendation Change if it is accompanied by a statement of the Company Board expressly and publicly reaffirming the Company Board Recommendation in connection with such statement or disclosure.

(b) Notwithstanding the foregoing terms of this Section 6.7, at any time prior to receipt of the Requisite Merger Approval, the Company Board may effect a Company Board Recommendation Change (and disclose to the

Company Stockholders that the Company Board has effected a Company Board Recommendation Change) if the conditions set forth below have been satisfied prior to effecting such Company Board Recommendation Change:

(i) the Company Board shall have received an unsolicited Acquisition Proposal (which has not been withdrawn) in writing after the date hereof;

(ii) none of the Company, any of its Subsidiaries or any of their respective Representatives shall have breached or violated in any material respect the terms of Section 6.1 in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made or submitted by any Person (or any Affiliate or agent thereof) making such Acquisition Proposal;

(iii) the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) in light of such Superior Proposal, the failure to make a Company Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under Delaware Law;

(iv) the Company Board shall have given Parent at least five (5) Business Days prior written notice (1) of the identity of the Person(s) making such Superior Proposal and all of the material terms and conditions of such Superior Proposal (and if such Superior Proposal is in written form, a copy of such Superior Proposal and all related agreements, commitment letters and other material documents provided or otherwise furnished by the Person(s) making such Superior Proposal in connection therewith) (it being agreed that in the event that, after commencement of such five (5) Business Day period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the five (5) Business Day period shall be extended to ensure that at least five (5) Business Days remains in such period subsequent to the time the Company notifies Parent of any such material revision), and (2) that the Company Board intends to effect a Company Board Recommendation Change in response to such Superior Proposal and the opportunity to meet with the Company Board and the Company’s financial advisors and outside legal counsel at such times as Parent may reasonably request for the purpose of enabling Parent and the Company to discuss in good faith this Agreement and the terms and conditions hereof, and any modifications of the terms and conditions of this Agreement that Parent may propose in response thereto; and

(v) after the foregoing five (5) Business Day period and any extensions thereof and, if requested by Parent, meetings with Parent and its financial advisors and legal counsel during such period, (A) Parent shall not have made a proposal at least as favorable or more favorable to the Company’s stockholders as such Acquisition Proposal and (B) the Company Board shall have determined in good faith (after consultation with its financial advisor its outside legal counsel) that (1) such Acquisition Proposal continues to constitute a Superior Proposal, and (2) in light of such Superior Proposal and after good faith consideration of all proposals by Parent, the failure to effect such Company Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under Delaware Law.

(c) Notwithstanding the foregoing terms of this Section 6.7, at any time prior to receipt of the Requisite Merger Approval, the Company Board may effect a Company Board Recommendation Change (and disclose to the Company Stockholders that the Company Board has effected a Company Board Recommendation Change) for a reason unrelated to an Acquisition Proposal (it being understood and agreed that any Company Board Recommendation Change proposed to be made in relation to an Acquisition Proposal may only be made pursuant to and in accordance with the terms of Section 6.7(b)) if the conditions set forth below have been satisfied prior to effecting such Company Board Recommendation Change:

(i) the Company Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to make a Company Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under Delaware Law;

(ii) the Company Board shall have given Parent at least five (5) Business Days prior written notice that the Company Board intends to effect such Company Board Recommendation Change and the opportunity to meet with the Company Board and the Company’s financial advisors and outside legal counsel at such times as Parent may reasonably request for the purpose of enabling Parent and the Company to discuss in good faith (A) the Company Board’s basis and rationale for proposing to effect such Company Board Recommendation

Change, and/or (B) possible modifications of the terms and conditions of this Agreement in such a manner that would obviate the need for the Company Board to effect such Company Board Recommendation Change; and

(iii) after the foregoing five (5) Business Day period and, if requested by Parent, meetings with Parent and its financial advisors and legal counsel during such period, the Company Board shall have determined in good faith (after consultation with its outside legal counsel), that the failure to effect such Company Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under Delaware Law.

(d) Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that (i) any such statement or other disclosure shall be subject to the terms and conditions of this Agreement, including the provisions of Article VIII, and (ii) any such statement or disclosure (other than a “stop, look and listen communication” of the type contemplated by Rule 14d-9(f) under the Exchange Act, and within the time period contemplated by Rule 14d-9(f)(3)) shall be deemed to be a Company Board Recommendation Change unless it is accompanied by a statement of the Company Board expressly and publicly reaffirming the Company Board Recommendation in connection with such statement or disclosure.

6.8 Access; Notice and Consultation.

(a) Subject to any restrictions imposed under applicable Laws, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its accountants, legal counsel and other representatives reasonable access at reasonable times and during normal business hours, upon reasonable notice, to any assets, properties, contracts, books, records and personnel of the Company and its Subsidiaries as Parent may reasonably request. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be required to provide access to or disclose information where such access or disclosure would reasonably be likely to jeopardize any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information of the Company or any of its Subsidiaries; provided, however, that in such circumstances the parties shall use reasonable best efforts to make appropriate substitute disclosure arrangements that would not so jeopardize such privilege; provided, however, that nothing in this Section 6.8(a) or elsewhere in this Agreement shall be construed to require the Company or its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8(a) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries.

(b) Subject to any restrictions imposed under applicable Laws, at times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall make available its Chief Executive Officer and Chief Financial Officer to discuss Parent’s business and operations with the executive officers of the Company at reasonable times and upon reasonable request and notice from the Company.

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of Parent and the Company shall promptly notify the other upon obtaining Knowledge that any representation or warranty made by such party in this Agreement has become untrue or inaccurate in any material respect or that such party has breached or failed to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement.

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall promptly advise Parent in writing of any litigation commenced after the date hereof against the Company or any of its directors or executive officers by any Company’s stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation and shall consider Parent’s views with respect to such stockholder litigation.

(e) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause its Subsidiaries to, make available to Parent a copy of each annual and quarterly report on 10-K or 10-Q (as applicable), and each registration statement and other document, proposed to be filed by the Company with the SEC during such period a reasonable period of time prior to the filing of such reports or registration statements (and in any event, at least two (2) Business Days prior to the filing thereof with the SEC).

(f) Notwithstanding anything to the contrary set forth in this Agreement, no information obtained pursuant to the access granted or notification provided pursuant to this Section 6.8 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party hereto providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice. The terms and conditions of the Confidentiality Agreement shall apply to any information acquired or provided pursuant to this Section 6.8.

6.9 Confidentiality.   Parent, Merger Sub One, Merger Sub Two and the Company hereby acknowledge that Parent and the Company have previously executed a Mutual Nondisclosure Agreement, dated as of May 7, 2009 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

6.10 Public Disclosure.   Except with regard to any press releases or public statements made or proposed to be made by the Company pursuant to Section 6.7, each of Parent and the Company shall consult with the other before issuing any press release or making any public announcement or statement with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that either Parent or the Company may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Law or the rules and regulations of the Nasdaq if such party first notifies and (if practicable) consults with the other regarding the timing and substance of such public announcement or statement.

6.11 Employee Matters.

(a) From and after the enrollment of Designated Employees in the employee benefit plans, programs and policies of Parent, Parent shall provide the Designated Employees with substantially similar types and levels of benefits as those provided to similarly situated employees of Parent. Effective as of the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board or such Affiliate, as the case may be. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent. The Company also shall take such other actions reasonably necessary in furtherance of terminating such Employee Plan(s) as Parent may reasonably require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent no later than fifteen (15) calendar days prior to the Closing Date. If, in accordance with this Section 6.11, Parent requests in writing that the Company not terminate any 401(k) Plan, the Company shall take such actions as Parent may reasonably require in furtherance of the assumption of any such 401(k) Plan by Parent, including by adopting such amendments as Parent may deem necessary or advisable in connection with such assumption, provided, however,

Parent provides written notice to the Company of such actions (identifying each action) no later than three (3) Business Days prior to the Closing Date.

(b) From and after the Effective Time, and to the extent permitted by applicable Law, Parent shall, or shall cause the Final Surviving Entity to, recognize the prior service with the Company or its Subsidiaries of each Designated Employee in connection with all employee benefit plans, programs or policies of Parent or its Affiliates in which Designated Employees are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, Parent shall, or shall cause the Final Surviving Entity to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Designated Employees and their eligible dependents to the extent such Designated Employees and their eligible dependents were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable Employee Plans as of the time immediately preceding the Closing, and (ii) provide each Designated Employee with credit for any deductibles paid under any Employee Plan that provides medical, dental or vision benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of Parent, the Final Surviving Entity or its Subsidiaries that such employees are eligible to participate in after the Effective Time to the same extent that such expenses were recognized under the comparable Employee Plan. The provisions of this Section 6.11(b) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and nothing herein shall be deemed to amend any Employee Plan to reflect the terms of this Section 6.11(b). Notwithstanding the foregoing, Parent shall continue to sponsor or maintain, as the case may be, the employee benefit plans programs or policies of the Company that provide health, dental, vision, accidental death or disability and life insurance coverage for the benefit of Designated Employees until such Designated Employees are enrolled in such employee benefit plans, programs or policies of Parent. Nothing contained in this Section 6.11 shall in any way alter the at-will employment of any U.S. employees of the Company or any of its Subsidiaries.

(c) Prior to the Effective Time, the Company ESPP shall be terminated. The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to shorten each currently ongoing offering period that extends beyond the Effective Time such that a new purchase date for such offering shall occur prior to the Effective Time. Prior to the Effective Time, and subject to the reasonable review and approval by Parent, the Company shall take all actions reasonably necessary give effect to the transactions contemplated by this Section 6.11(c).

6.12 Directors and Officers Indemnification and Insurance.

(a) The Final Surviving Entity and its Subsidiaries shall (and Parent shall cause the Final Surviving Entity and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as in effect on the date hereof and (ii) any and all agreements for indemnification, exculpation of liability and/or advancement of expenses in effect as of the date hereof between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, the Final Surviving Entity and its Subsidiaries shall (and Parent shall cause the Final Surviving Entity and its Subsidiaries to) cause the certificate of formation (and other similar organizational documents) of the Final Surviving Entity and its Subsidiaries to contain provisions with respect to indemnification, exculpation from liability and the advancement of expenses that are at least as favorable as the indemnification, exculpation from liability and advancement of expense provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable Law or Order.

(b) For a period of six (6) years after the Effective Time, Parent and the Final Surviving Entity shall maintain in effect the Company’s current directors’ and officer’s liability insurance (“D&O Insurance”) in respect of acts or omissions occurring or existing at or prior to the Effective Time, provided, however, that Parent and the Final Surviving Entity may, at their option, substitute policies of Parent, the Final Surviving Entity or any of their respective Subsidiaries with containing terms with respect to coverage and amounts no less favorable, in the aggregate, to the Indemnified Parties than the D&O Insurance, provided, further, however, that, in satisfying its obligations under this Section 6.12(b), Parent and the Final Surviving Entity shall not be obligated to pay annual premiums in excess of two hundred percent (200%) of the amount paid by the Company for coverage for its last fiscal year (such two hundred percent (200%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.12 of the Company Disclosure Schedule), provided that if the annual premiums of such insurance coverage exceed such amount, Parent and the Final Surviving Entity shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance which Tail Policy shall (i) be on terms and conditions with respect to coverage and amounts no less favorable, in the aggregate, than the D&O Insurance, (ii) be for an amount not to exceed the Maximum Annual Premium and (iii) name Parent as a successor-in-interest of such Tail Policy. In the event that the Company purchases the Tail Policy prior to the Effective Time, Parent and the Final Surviving Entity shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Final Surviving Entity under the first sentence of this Section 6.12(b) for so long as such Tail Policy shall be maintained in full force and effect.

(c) If Parent, the Final Surviving Entity, any Subsidiaries of the Final Surviving Entity or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Final Surviving Entity and/or any such Subsidiaries, as applicable, shall assume all of the obligations of Parent, the Final Surviving Entity or its Subsidiaries, as applicable, under this Section 6.12.

(d) The obligations under this Section 6.12 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.12(c) (and their heirs and representatives) without the prior written consent of such Person. Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.12(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.12, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.12(c) (and their heirs and representatives) under this Section 6.12 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Laws (whether at law or in equity).

6.13 Resignation of Officers and Directors of Company Subsidiaries.   At or prior to the Closing, upon the request of Parent delivered to the Company at least ten (10) Business Days prior to the Closing, the Company shall use its reasonable best efforts to obtain the resignations of all directors and officers of its Subsidiaries, in each case to be effective as of the Effective Time.

6.14 Section 16 Resolutions.   The Parent Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b 3(d) under the Exchange Act), shall adopt a resolution prior to the Effective Time providing that the receipt by Company Insiders of Parent Common Stock in exchange for shares of Company Common Stock or Company Stock Awards, and of options to purchase Parent Common Stock upon assumption and conversion of the Company Stock Awards, pursuant to the transactions contemplated by this Agreement is intended to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder. In addition, the Company Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) promulgated under the Exchange Act) shall adopt a resolution prior to the Effective Time providing that the disposition by Company Insiders of Company Common Stock or Company Stock Awards in exchange for cash and shares of Parent Common Stock, and the disposition of their Company Stock Awards which will be deemed to occur upon the assumption of those options and their resulting conversion into options to purchase Parent Common Stock pursuant to the transactions contemplated hereby are also intended to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder. For purposes of this Agreement, and the term “Company Insiders” shall mean those directors and officers of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act.

6.15 Nasdaq Listing.   Prior to the Closing, Parent shall file a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of the Parent Common Stock to be issued in the Merger and those required to be reserved for issuance in connection with the Merger and shall use reasonable best efforts to cause such shares to be approved for listing before the Closing Date.

6.16 Registration Statements for Assumed Options and Other Awards.   As soon as practicable following the Effective Time (and within two (2) Business Days of the Effective Time in any event), Parent shall file a registration statement under the Securities Act on Form S-8 (and use its reasonable best efforts to maintain the effectiveness thereof) relating to shares of Parent Common Stock issuable with respect to the Assumed Options and Assumed Restricted Stock Units, in each case to the extent eligible for registration on Form S-8, and shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Assumed Options and Assumed Restricted Stock Units shall remain outstanding.

6.17 Obligations of the Merger Subs.   Parent shall cause Merger Sub One, Merger Sub Two, the Interim Surviving Corporation and the Final Surviving Entity to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

6.18 Tax Matters.   None of Parent, Merger Sub One, Merger Sub Two or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (other than actions specifically contemplated by this Agreement) prior to or following the Effective Time that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub One, Merger Sub Two shall use its reasonable best efforts to obtain the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent, and the Company shall use its reasonable best efforts to obtain the opinion of Fenwick & West LLP, counsel to the Company, each dated as of the Effective Time and each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Parent, Merger Sub One, Merger Sub Two and the Company, in each case, in form and substance reasonably satisfactory to such counsel, which shall include representations to the effect that the Stock Consideration (valued as of the last Business Day immediately prior to the Closing Date) shall constitute at least forty percent (40%) of the total consideration paid or payable in exchange for shares of Company Common Stock in the Merger, and which shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. None of Parent, Merger Sub One, Merger Sub Two or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (other than actions specifically contemplated by this Agreement, including the terms of Section 2.7(b)(ii) (but excluding the actions contemplated by the second and third sentences of Section 2.7(b)(i))) prior to or following the Effective Time that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

6.19 Open Source Materials.   Prior to the Effective Time, the Company shall (i) complete a scan of Company Source Code to identify Open Source Materials and Open Source Licenses applicable thereto using a program reasonably acceptable to Parent, (ii) permit Parent to review such scan and cooperate with Parent to identify any issues of concern to Parent and to develop a remediation plan, and (iii) use commercially reasonably efforts to implement any reasonable remediation plan requested by Parent.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger.   The respective obligations of Parent, Merger Sub One, Merger Sub Two and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Laws) prior to the Closing, of each of the following conditions:

(a) Effectiveness of the Registration Statement.   The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC.

(b) Requisite Merger Approval.   The Requisite Merger Approval shall have been obtained.

(c) Antitrust Approval.   Any and all waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated (the HSR Act waiting period referred to herein as the “Antitrust Approval”).

(d) Nasdaq Listing.   The shares of Parent Common Stock issuable in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e) No Legal Prohibition.   No Governmental Authority of competent jurisdiction shall have (i) enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger or the transactions contemplated by this Agreement any Law that is in effect and has the effect of making the Merger illegal, or which has the effect of prohibiting or otherwise preventing the Merger, or (ii) issued or granted, or threatened to issue or grant, any Order (whether temporary, preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Merger illegal or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the Merger.

7.2 Additional Conditions to the Obligations of Parent and the Merger Subs.   The obligations of Parent, Merger Sub One and Merger Sub Two to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 3.1(a) (Organization and Standing), Section 3.2 (Corporate Approvals), Section 3.3(b) (Non-contravention; Required Consents) and Section 3.23 (State Anti-Takeover Statutes) (collectively, the “Specified Company Representations”), (A) shall have been true and correct in all respects as of the date of this Agreement, and (B) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(i), any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded.

(ii) The representations and warranties of the Company set forth in Section 3.4(a) and 3.4(c) (Capitalization) (the “Company Capitalization Representation”) (A) shall have been true and correct in all respects as of the date of this Agreement, and (B) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date), other than inaccuracies that (X) would not result in the issuance or payment of an aggregate value of Merger Consideration in the Merger and consideration allocated to Company Stock Awards that equals or exceeds 101% of the aggregate value of Merger Consideration otherwise issuable and payable in the Merger and consideration allocated to Company Stock Awards in the absence of such breach or inaccuracy and (Y) would not result in the issuance of Parent Common Stock in excess of the Stock Threshold in the absence of such breach or inaccuracy; provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(ii), any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded.

(iii) All representations and warranties of the Company set forth in this Agreement (other than the Specified Company Representations and the Company Capitalization Representation) which are qualified by “Material Adverse Effect”, and the representation and warranty set forth in Section 3.9(a)(i), (A) shall have been true and correct in all respects as of the date of this Agreement and (B) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall be true and correct in all respects as of such date); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(iii), any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded.

(iv) All representations and warranties of the Company set forth in this Agreement (other than the Specified Company Representations and the Company Capitalization Representation) which are not qualified by “Material Adverse Effect” (A) shall have been true and correct in all respects as of the date of this Agreement and (B) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date), except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(iv), any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded.

(b) Performance of Obligations of the Company.   The Company shall have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of the Company to be performed or complied with by it under this Agreement prior to the Effective Time.

(c) No Material Adverse Effect.   No Material Adverse Effect on the Company shall have occurred following the execution and delivery of this Agreement that is continuing.

(d) Officer’s Certificate.   Parent shall have received a certificate, validly executed for and on behalf of the Company and in its name by the Chief Executive Officer and Chief Financial Officer of the Company, certifying the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(e) Governmental Actions.   There shall not be pending, nor has any Governmental Authority notified Parent or the Company of its intent to commence, any suit, action or proceeding by any Governmental Authority of competent jurisdiction against Parent, Merger Sub One, Merger Sub Two, the Company or any of their respective Subsidiaries (i) seeking to restrain or prohibit the consummation of the Merger or the performance of any of the other transactions contemplated by this Agreement or the Voting Agreements or (ii) seeking to prohibit or impose any limitations on the ownership or operation by Parent (or any of its Subsidiaries) of all or any portion of the businesses or assets of the Company or any of its Subsidiaries, or to compel Parent, the Company or any of their respective Subsidiaries to dispose of or hold separate any portion of the businesses or assets of the Company or any of its Subsidiaries.

7.3 Additional Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties.

(i) The representations and warranties of Parent set forth in Section 4.1(a) (Organization and Standing), Section 4.2 (Authorization; Board Approvals) and Section 4.3(b) (Non-contravention; Required Consents)

(the “Specified Parent Representations”) (A) shall have been true and correct as of the date of this Agreement and (B) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 7.3(a)(i), any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded.

(ii) The representations and warranties of Parent set forth in this Agreement (other than the Specified Parent Representations) which are qualified by “Material Adverse Effect”, and the representation and warranty set forth in Section 4.8, (A) shall have been true and correct in all respects as of the date of this Agreement, and (B) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 7.3(a)(iii), any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded.

(iii) The representations and warranties of Parent set forth in this Agreement (other than the Specified Parent Representations) which are not qualified by “Material Adverse Effect” (A) shall have been true and correct in all respects as of the date of this Agreement and (B) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date), except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 7.3(a)(ii), any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded.

(b) Performance of Obligations of Parent and the Merger Subs.   Parent, Merger Sub One and Merger Sub Two shall have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of Parent and the Merger Subs to be performed or complied with by them under this Agreement prior to the Effective Time.

(c) No Material Adverse Effect.   No Material Adverse Effect on Parent shall have occurred following the execution and delivery of this Agreement that is continuing.

(d) Officer’s Certificate.   The Company shall have received a certificate, validly executed for and on behalf of Parent and in its name by the Chief Executive Officer and Chief Financial Officer of Parent, certifying the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination.   This Agreement may be validly terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time only as follows (it being agreed (i) that this Agreement may not be terminated for any other reason or on any other basis and (ii) that the party hereto terminating this Agreement pursuant to this Section 8.1 shall give prompt written notice of such termination to the other party or parties hereto):

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company, at any time prior to the Effective Time (whether or not the Requisite Merger Approval has been obtained), if the Effective Time has not occurred prior to 11:59 p.m. (California time) on December 31, 2009 (the “Termination Date”); provided, however, that, if the conditions to the Merger set forth in Sections 7.1(c), Section 7.1(e) or Section 7.2(e) have not been satisfied as of the Termination Date, but all other conditions set forth in Article VII would be satisfied if the Closing Date were to occur on such date, then the Termination Date shall be extended to March 30, 2010, provided, however that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto whose action or failure to take any action has been the cause of, or resulted in, any of the conditions to the Merger set forth in Article VII having failed to be satisfied on or before the Termination Date, as applicable, or in the Effective Time not occurring prior to the Termination Date, as applicable, in either case and if such action or failure to take action constituted a material breach of this Agreement; or

(c) by either Parent or the Company, at any time prior to the Effective Time (whether or not the Requisite Merger Approval has been obtained), if any Governmental Authority of competent jurisdiction (i) shall have enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect at the time of such termination and renders the Merger illegal in the United States or any state thereof, or (ii) shall have issued or granted any final, non-appealable Order that is in effect and has the effect of making the consummation of the Merger illegal in the United States or any state thereof, or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or any state thereof; or

(d) by either Parent or the Company, at any time prior to the Effective Time, if the Company shall have failed to obtain the Requisite Merger Approval at the Company Stockholder Meeting (or any postponement or adjournment thereof) at which a vote was taken on the Merger Proposal; or

(e) by the Company, at any time prior to the Effective Time (whether or not the Requisite Merger Approval has been obtained), provided that the Company is not then in material breach of any covenant or agreement of the Company set forth in this Agreement, in the event (i) of a breach of any covenant or agreement on the part of Parent or the Merger Subs set forth in this Agreement or (ii) that any of the representations and warranties of Parent and the Merger Subs set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent, Merger Sub One or Merger Sub Two or such inaccuracies in the representations and warranties of Parent, Merger Sub One or Merger Sub Two are curable by Parent, Merger Sub One or Merger Sub Two through the exercise of commercially reasonable efforts within thirty (30) calendar days, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) until the expiration of such thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e) if such breach or inaccuracy by Parent, Merger Sub One or Merger Sub Two is cured within such thirty (30) calendar day period); or

(f) by Parent, at any time prior to the Effective Time (whether or not the Requisite Merger Approval has been obtained), provided that Parent is not then in material breach of any covenant or agreement of Parent set forth in this Agreement, in the event (i) of a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (ii) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts within thirty (30) calendar days, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) until the expiration of such thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

(g) by Parent, at any time prior to the Effective Time (whether or not the Requisite Merger Approval has been obtained), in the event that:

(i) the Company shall have breached or violated the terms of Section 6.1 (other than an inadvertent breach that does not result in an Acquisition Proposal), Section 6.6 or Section 6.7 in any material respect;

(ii) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change (whether or not in compliance with the terms of this Agreement);

(iii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus;

(iv) a tender offer or exchange offer for Company Common Stock is commenced by a Person unaffiliated with Parent or the Merger Subs and (A) within the ten (10) business-day period specified in Rule 14e-2 promulgated under the Exchange Act, the Company shall have failed to issue a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) reaffirming the Company Board Recommendation and recommending that the Company’s stockholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer, or (B) at any time after the foregoing 10 business-day period, the Company shall issue a press release or file a Schedule 14D-9, in any such case relating to such tender or exchange offer that fails to reaffirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer; or

(v) the Company Board shall fail to reaffirm (publicly, if requested by Parent) the Company Board Recommendation within ten (10) Business Days following Parent’s request in writing that such recommendation be reaffirmed.

(h) by the Company, at any time prior to the Company Stockholder Meeting, if the following conditions are satisfied:

(i) the Company shall have received an unsolicited Acquisition Proposal in writing after the date hereof and the Company Board shall have determined in good faith (after consultation wit its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal;

(ii) none of the Company, any of its Subsidiaries or any of their respective Representatives shall have breached or violated in any material respect the terms of Section 6.1 in connection with such Superior Proposal or in connection with any other Acquisition Proposal made by any Person (or any Affiliate or agent thereof) making such Acquisition Proposal;

(iii) the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that, in light of such Superior Proposal, the failure to terminate this Agreement pursuant to this Section 8.1(h) is reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under Delaware Law;

(iv) the Company Board shall have given Parent at least five (5) Business Days prior written notice (1) of the identity of the Person(s) making such Superior Proposal and all of the material terms and conditions of such Superior Proposal (and if such Superior Proposal is in written form, a copy of such Superior Proposal and all related agreements, commitment letters and other material documents provided or otherwise furnished by the Person(s) making such Superior Proposal in connection therewith) (it being agreed that in the event that, after commencement of such five (5) Business Day period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the five (5) Business Day period shall be extended to ensure that at least five (5) Business Days remains in such period subsequent to the time the Company notifies Parent of any such material revision) and (2) that the Company Board intends to terminate this Agreement pursuant to this Section 8.1(h) in response to such Superior Proposal and the opportunity to meet with the Company Board and the Company’s financial advisors and outside legal counsel at such times as Parent may reasonably request for the purpose of enabling Parent and the Company to discuss in good faith this Agreement and the terms and conditions hereof, and any modifications of the terms and conditions of this Agreement that Parent may propose in response thereto;

(v) after the foregoing five (5) Business Day period and any extensions and, if requested by Parent, meetings with Parent and its financial advisors and legal counsel during such period, (1) Parent shall not have made a proposal at least as favorable or more favorable to the Company’s stockholders as such Acquisition Proposal, (2) the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) such Acquisition Proposal continues to constitute a Superior Proposal, and (B) in light of such Superior Proposal and after good faith consideration of all proposals by Parent, the failure to terminate this Agreement pursuant to this Section 8.1(h) is reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under Delaware Law; and

(vi) concurrently with the termination of this Agreement pursuant to this Section 8.1(h) (and as a condition to the effectiveness of such termination), the Company shall (A) enter into a definitive agreement for the Superior Proposal referenced in this Section 8.1(h) and (B) pay to Parent a fee equal to the Termination Fee Amount pursuant to Section 8.3(b)(iv).

8.2 Notice of Termination; Effect of Termination.  Any proper termination of this Agreement pursuant to Section 8.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 6.9, this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any intentional breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General.  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.

(i) The Company shall pay to Parent a fee equal to Fifty Seven Million Dollars ($57,000,000) (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A) following the execution and delivery of this Agreement and prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced or shall have become generally publicly known (and not withdrawn, unless such Acquisition Proposal is withdrawn within ten (10) Business Days of the date of the Company Stockholder Meeting, in which case such withdrawal shall be disregarded for purposes of this provision), and (B) this Agreement is validly terminated pursuant to Section 8.1(d) (or, after a vote on the Merger Proposal has been taken at the Company Stockholder Meeting and the Requisite Merger Approval has not been obtained, the Company terminates this Agreement for any other reason), and (C) within twelve (12) months following the valid termination of this Agreement pursuant to Section 8.1(d) (or, after a vote on the Merger Proposal has been taken at the Company Stockholder Meeting and the Requisite Merger Approval has not been obtained, the termination of this Agreement for any other reason), either (1) an Acquisition Transaction is consummated (whether or not related to the Acquisition Proposal referenced in the preceding clause (A)), or (2) the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (A)) and such Acquisition Transaction is consummated (whether or not within the preceding twelve (12) month period). The fee amount payable pursuant to this Section 8.3(b)(i) shall be paid within one (1) Business Day of the consummation of the applicable Acquisition Transaction contemplated by the foregoing clause (C).

(ii) The Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A) following the execution and delivery of this Agreement and prior to the valid termination of this Agreement pursuant to Section 8.1(b), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company, and (B) this Agreement is validly terminated pursuant to Section 8.1(b), and (C) within twelve (12) months following the valid termination of this Agreement pursuant to Section 8.1(b), either (1) an Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (A)) is consummated, or (2) the Company enters into a letter of intent, memorandum of understanding or other Contract providing for any Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (A)) and such Acquisition Transaction is consummated (whether or not within the preceding twelve (12) month period). The fee amount payable pursuant to this Section 8.3(b)(ii) shall be paid within one (1) Business Day of the consummation of the applicable Acquisition Transaction contemplated by the foregoing clause (C).

(iii) In the event that this Agreement is validly terminated (A) pursuant to Section 8.1(d), if such termination is preceded by the occurrence of any of the events referenced in Section 8.1(g)(ii) — (v), or (B) pursuant to Section 8.1(g), then the Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one (1) Business Day after demand by Parent.

(iv) In the event that this Agreement is validly terminated pursuant to Section 8.1(h), as a condition to such termination, the Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(v) In the event this Agreement is validly terminated pursuant to Section 8.1(d), the Company shall pay to Parent, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as promptly as possible following receipt of an invoice from Parent (but in any event within two (2) Business Days) all of Parent’s out-of-pocket fees and expenses (including legal and other third party advisors fees and expenses) incurred by Parent and its Affiliates on or prior to the valid termination of this Agreement in connection with the transactions contemplated by this Agreement, but in no event more than Three Million Dollars ($3,000,000) (the “Parent Expenses”), provided, however, that the amount of any payment of Parent Expenses pursuant to this Section 8.1(b)(vi) shall be credited against any Termination Fee that becomes payable pursuant to Section 8.1(b).

(c) Solely for purposes of this Section 8.3, the terms “Acquisition Proposal” and “Acquisition Transaction” shall have the same meaning as an “Acquisition Proposal” and “Acquisition Transaction”, respectively, except that all references therein to fifteen percent (15%) shall be deemed to be references to fifty percent (50%) and the reference therein to eighty five percent (85%) shall be deemed to be a reference to fifty percent (50%).

(d) Enforcement.  Each of Parent and the Company acknowledges and hereby agrees that the provisions of Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, neither Parent nor the Company would have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner any amounts due and payable pursuant to Section 8.3, and, in order to obtain such payment, Parent shall make a claim against the Company and such claim results in a judgment against the Company, the Company shall pay to Parent an amount in cash equal to Parent’s costs and expenses (including its attorneys fees and expenses) incurred in connection with such claim, together with interest at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee Amount on more than one occasion, whether or not the Termination Fee Amount may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(e) Liquidated Damages.  In the event that Parent shall receive the Termination Fee Amount, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Subs, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Subs, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

8.4 Amendment.  Subject to applicable Laws and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub One, Merger Sub Two and the Company; provided, however, that in the event that this Agreement has been adopted by the Company’s stockholders in accordance with the DGCL, no amendment shall be made to this Agreement that requires the approval of such Company’s stockholders under the DGCL without such approval.

8.5 Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the Company, Parent and the Merger Subs set forth in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

9.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient, at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a) if to Parent, Merger Sub One or Merger Sub Two, to:

NetApp, Inc.
495 East Java Drive
Sunnyvale, CA 94089
Attention: General Counsel
Telecopy No.: (408) 822-4501

with copies (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Steven E. Bochner and Nate Gallon
Telecopy No.: (650) 493-6811

and

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market Street
Spear Tower, Suite 3300
San Francisco, California 94105-1126
Attention: Michael S. Ringler
Telecopy No.: (650) 493-6811

(b) if to the Company (prior to the Effective Time), to:

Data Domain, Inc.
2421 Mission College Blvd.
Santa Clara, CA 95054
Attention: Michael P. Scarpelli
Telecopy No.: (408) 980-4995

with copies (which shall not constitute notice) to:

Fenwick & West LLP
801 California Street
Mountain View, California 94041
Attention: Gordon K. Davidson, Dennis R. Debroeck and R. Gregory Roussel
Telecopy No.: (650) 938-5200

9.3 Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.4 Entire Agreement.  This Agreement and the agreements, documents, instruments and certificates among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule, the Parent Disclosure Schedule and the Exhibits and Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect. Each party hereto agrees that, except for the representations and warranties set forth in this Agreement, neither Parent, Merger Sub One and Merger Sub Two, on the one hand, nor the Company, on the other hand, makes any representations or warranties, express or implied, or as to the accuracy or completeness of any other information, made (or made available) by itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery of disclosure to the other or the other’s Representatives of any documentation of any other information with respect to any one or more of the foregoing; provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, nothing in this Agreement shall relieve any party hereto for liability arising out of fraud or intentional misrepresentation.

9.5 Third Party Beneficiaries.  Except (a) as set forth in or contemplated by the provisions of Section 6.12 and (b) from and after the Effective Time, the rights of holders of shares of the Company Common Stock to receive the Merger Consideration set forth in Article II, this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder.

9.6 Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

9.7 Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.8 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.9 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

9.10 Consent to Jurisdiction.  Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue in any state court within the State of Delaware (or, if a state court located within the State of Delaware declines to accept jurisdiction over a particular matter, any court of the United States located in the State of Delaware) in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which such person might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

9.11 Waiver Of Jury Trial.  EACH OF PARENT, COMPANY, MERGER SUB ONE AND MERGER SUB TWO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY, MERGER SUB ONE OR MERGER SUB TWO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.12 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

NETAPP, INC.

By:	/s/ Thomas Georgens Name: Thomas Georgens Title: President and Chief Operating Officer

DATA DOMAIN, INC.

By:	/s/ Frank Slootman Name: Frank Slootman Title: President & CEO

KENTUCKY MERGER SUB ONE CORPORATION

By:	/s/ Andrew Kryder Name: Andrew Kryder Title: President

DERBY MERGER SUB TWO LLC

By:	/s/ Andrew Kryder Name: Andrew Kryder Title: President

Exhibit A

Voting Agreement

APPENDIX B

Exhibit A

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May 20, 2009 by and between NetApp, Inc., a Delaware corporation (“Parent”), and the undersigned Stockholder (the “Stockholder”) of Data Domain, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, Parent, Kentucky Merger Sub One Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub One”), Derby Merger Sub Two LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub Two”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub One with and into the Company (the “First Step Merger” or the “Merger”), pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement. If the opinions described in Section 6.18 of the Merger Agreement are delivered, as soon as practicable following the First Step Merger and as a single integrated transaction, Parent will cause the Company to merge with and into Merger Sub Two with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” ; provided that, if the Second Step Merger does occurs, the Second Step Merger shall be included in the meaning of the term, the “Merger”).

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of that number of shares of the outstanding capital stock of the Company, and the holder of options to purchase such number of shares of capital stock of the Company, in each case, as set forth on the signature page of this Agreement.

WHEREAS, as a condition and inducement to the willingness of Parent, Merger Sub One and Merger Sub Two to enter into the Merger Agreement, the Stockholder (in the Stockholder’s capacity as such) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions.  All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof, or (ii) such date and time as the Requisite Merger Approval has been obtained or (iii) the written agreement of the parties hereto to terminate this Agreement.

(b) “Person” shall mean any individual, corporation, limited liability company, general or limited partnership, trust, unincorporated association or other entity of any kind or nature, or any governmental authority.

(c) “Shares” shall mean (i) all equity securities of the Company (including all shares of Company Common Stock, Company Preferred Stock and all Company Stock Awards and any other rights to acquire shares of Company capital stock) owned by the Stockholder as of the date hereof, and (ii) all additional equity securities of the Company (including all additional shares of Company Common Stock, Company Preferred Stock and all additional Company Stock Awards, warrants and other rights to acquire shares of Company capital stock) of which the Stockholder acquires beneficial ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(d) “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or disposes of such Share or any interest in such Share, or (ii) enters into an agreement to effect any of the foregoing.

2. Transfer of Shares.

(a) Transfer Restrictions.  The Stockholder shall not Transfer (or cause or permit the Transfer of ) any of the Shares, or enter into any agreement relating thereto, except (i) by selling already-owned Shares either to pay the exercise price upon the exercise of a Company Option or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Option, in each case as permitted by any Company Option Plan, or (ii) by selling already-owned Shares pursuant to 10b5-1 trading plans existing as of the date hereof or (iii) transferring Shares to Affiliates, immediate family members, a trust established for the benefit of Stockholder and/or for the benefit of one or more members of the Stockholder’s immediate family or upon the death of the Stockholder or charitable organizations or in connection with, or solely for the purpose of, personal tax-planning, provided that, as a condition to such Transfer, the recipient agrees to be bound by this Agreement and delivers a Proxy (as defined below) in the form attached hereto as Exhibit A. Any Transfer, or purported Transfer, of Shares in breach or violation of this Agreement shall be void and of no force or effect.

(b) Transfer of Voting Rights.  The Stockholder shall not deposit (or cause or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

3. Agreement to Vote Shares.

(a) At every meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company, the Stockholder (in the Stockholder’s capacity as such), to the extent not voted by the Person(s) appointed under the Proxy, shall, or shall cause the holder of record on any applicable record date to, vote the Shares:

(i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

(b) In the event that a meeting of the Stockholders of the Company is held, the Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

(c) The Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Agreement Not to Exercise Appraisal Rights.  The Stockholder shall not exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Shares that may arise in connection with the Merger.

5. Directors and Officers.  Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Stockholder who is a director or officer of the Company from acting in such capacity or voting, in his capacity as a director or officer of the Company, in the Stockholder’s sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a Stockholder of the Company). In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of the Company.

6. Irrevocable Proxy.  Concurrently with the execution of this Agreement, the Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

7. Representations and Warranties of the Stockholder.

(a) Power; Binding Agreement.  The Stockholder has full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, Merger Sub One and Merger Sub Two, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

(b) No Conflicts.  None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder.

(c) Ownership of Shares.  The Stockholder (i) is the sole beneficial owner of the shares of Company Common Stock set forth on the signature page of this Agreement, all of which are free and clear of any liens, security interests, pledges or options, proxies or any other rights or encumbrances whatsoever (“Encumbrances”) (other than pursuant to the terms of restricted stock agreements as in effect on the date hereof and except any Encumbrances arising under securities laws or arising hereunder), (ii) is the sole holder of Company Options that are exercisable for the number of shares of Company Common Stock set forth on the signature page of this Agreement, all of which Company Options and shares of Company Common Stock issuable upon the exercise of such Company Options are, or in the case of Company Common Stock received upon exercise of an option after the date hereof will be, free and clear of any Encumbrances (except any Encumbrances arising under securities laws or arising hereunder), and (iii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of the Company other than the shares of Company Common Stock or options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such Company Options, set forth on the signature page of this Agreement.

(d) Voting Power.  The Stockholder has or will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(e) Reliance by Parent.  The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

(f) No Legal Actions.  Stockholder agrees that Stockholder will not in Stockholder’s capacity as a Stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with the other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof.

8. Certain Restrictions.  The Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.

9. Disclosure.  The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.

10. No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to Stockholder.

11. Further Assurances.  Subject to the terms and conditions of this Agreement, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.

12. Stop Transfer Instructions.  At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, the Company shall not register the Transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares unless such Transfer is made pursuant to and in compliance with the terms and conditions of this Agreement.

13. Termination.  This Agreement and the Proxy shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement.

14. Miscellaneous.

(a) Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Authority of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

(b) Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c) Amendments; Waiver.  This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d) Specific Performance; Injunctive Relief.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

(e) Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by facsimile (with a written electronic confirmation of delivery), in each case to the intended recipient, at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

If to Parent:

NetApp, Inc.
495 East Java Drive
Sunnyvale, CA 94089
Attention: General Counsel
Telecopy No.: (408) 822-4501

with copies to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Steven E. Bochner and Nate Gallon
Telecopy No.: (650) 493-6811

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market
Spear Street Tower, Suite 3300
San Francisco, California 94105-1126
Attention: Michael S. Ringler
Telecopy No.: (650) 493-6811

with a copy to:

If to the Stockholder:

Fenwick & West LLP
801 California Street
Mountain View, California 94041

Attention:	Gordon K. Davidson Dennis R. Debroeck R. Gregory Roussel
Telecopy No.: (650) 938-5200

(f) No Waiver.  The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g) No Third Party Beneficiaries.  This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(h) Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(i) Submission to Jurisdiction.  Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue in any state court within the State of Delaware (or, if a state court located within the State of Delaware declines to accept jurisdiction over a particular matter, any court of the United States located in the State of

Delaware) in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which such person might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

(j) Rules of Construction.  The parties hereto hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k) Entire Agreement.  This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(l) Interpretation.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

(ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(m) Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

(n) Counterparts.  This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

(o) No Obligation to Exercise Options or Warrants.  Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Stockholder to exercise any Company Option, warrant or other right to acquire shares of Company Common Stock.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

NETAPP, INC.	STOCKHOLDER

By:	By:

Name:	Name:

Title:	Name:

Shares beneficially owned as of the date hereof:

shares of Company Common Stock

shares of Company Restricted Stock

shares of Company Common Stock issuable upon exercise of outstanding options shares of Company Common Stock issuable upon settlement of Company Restricted Stock Units

**** VOTING AGREEMENT ****

EXHIBIT A

IRREVOCABLE PROXY

The undersigned Stockholder (the “Stockholder”) of Data Domain, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints NetApp, Inc., a Delaware corporation (“Parent”), acting through any of its General Counsel or Chief Financial Officer, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or equity securities of the Company issued or issuable in respect thereof commencing with the execution and delivery of this Proxy (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

This Irrevocable Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Parent and the undersigned Stockholder (the “Voting Agreement”), and is granted as a condition and inducement to the willingness of Parent, Kentucky Merger Sub One Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub One”), Derby Merger Sub Two LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub Two”), to enter into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Merger Sub One, Merger Sub Two and the Company. The Merger Agreement provides for, among other things, the merger of Merger Sub One with and into the Company (the “First Step Merger” or the “Merger”) pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement. If the opinions described in Section 6.18 of the Merger Agreement are delivered, as soon as practicable following the First Step Merger and as a single integrated transaction, Parent will cause the Company to merge with and into Merger Sub Two with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” ; provided that, if the Second Step Merger does occurs, the Second Step Merger shall be included in the meaning of the term, the “Merger”).

As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof, or (ii) such date and time as the Merger has received the Requisite Merger Approval or (iii) the written agreement of the parties hereto to terminate this Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: May , 2009	STOCKHOLDER

By:
Name:
Title:

***** IRREVOCABLE PROXY ****

APPENDIX C

DGCL §262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section here of and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section here of, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section here of, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 145, L. ‘07, eff. only with respect to transactions consummated pursuant to agreements entered into after August 1, 2007 (or, in the case of mergers pursuant to Section 253, resolutions of the board of directors adopted after August 1, 2007), and appraisal proceedings arising out of such transactions.)

APPENDIX D

Opinion of Qatalyst Partners LP

May 20, 2009

The Board of Directors
Data Domain, Inc.
2421 Mission College Blvd.
Santa Clara, California 95054

Members of the Board:

We understand that Data Domain, Inc. (the “Company”), NetApp, Inc. (“Parent”), Kentucky Merger Sub One Corporation, a direct wholly owned subsidiary of Parent (“Merger Sub One”) and Derby Merger Sub Two LLC, a direct, wholly owned subsidiary of Parent (“Merger Sub Two”), have entered an Agreement and Plan of Merger, dated as of May 20, 2009 (the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub One will merge with and into the Company (the “First Step Merger”) and (ii) the surviving corporation in the First Step Merger will merge with and into Merger Sub Two (the “Second Step Merger” and, together with the First Step Merger, the “Merger”). Pursuant to the Merger, each outstanding share of common stock of the Company (“Company Common Stock”), other than shares as to which dissenters’ rights have been perfected, will be converted into the right to receive (i) $11.45 in cash and (ii) a certain number of shares of common stock of Parent (“Parent Common Stock”) determined pursuant to a formula set forth in the Merger Agreement. The Merger Agreement provides that under certain circumstances the aggregate number of shares of Parent Common Stock issued may be reduced in connection with an increase in the aggregate amount of cash consideration. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock, other than affiliates who have executed voting agreements (the “Holders”) pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement and certain publicly available financial statements and other business and financial information of the Company and Parent. We have also reviewed certain financial projections and operating data prepared by the management of the Company (the “Company Projections”) and by the management of Parent (the “Parent Projections”) and reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and Parent, respectively. Additionally, we discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company and Parent. We also reviewed the historical market prices and trading activity for Company Common Stock and Parent Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and Parent. With respect to the Company Projections and the Parent Projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger

D-1

and other matters covered thereby, we have been advised by the management of the Company and Parent, respectively, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent, respectively, of the future financial performance of the Company and Parent, respectively. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have also assumed that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the managements of the Company and Parent as to (i) the existing and future technology and products of the Company and Parent and the risks associated with such technology and products, (ii) their ability to integrate the businesses of the Company and Parent and (iii) their ability to retain key employees of the Company and Parent. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Merger is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst and its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and its affiliates may in the future may provide investment banking and other financial services to the Company and Parent and their respective affiliates for which they would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation to any Holder as to how to vote with respect to the Merger and does not in any manner address the prices at which Company Common Stock or Parent Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

QATALYST PARTNERS LP

D-2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law.

To the fullest extent permitted by applicable law, NetApp’s certificate of incorporation, as amended, authorizes NetApp to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents (and any other persons to which Delaware law permits NetApp to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to action for breach of duty to NetApp, its stockholders, and others.

In addition, NetApp’s certificate of incorporation, as amended, requires NetApp to indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), including any appeal therefrom, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of NetApp or a direct or indirect subsidiary of NetApp, and NetApp is required to advance all expenses incurred by any such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the General Corporation Law of the State of Delaware.

Similarly, NetApp’s bylaws, as amended, require NetApp to indemnify, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, any director made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation or, at NetApp’s request, a director or officer of another corporation; provided, however, that NetApp shall indemnify any such agent in connection with a proceeding initiated by such agent only if such proceeding was authorized by NetApp’s board of directors. The indemnification provided for in the bylaws shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director, and (iii) inure to the benefit of the heirs, executors and administrators of such a person. NetApp’s obligation to provide indemnification under its bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by NetApp or any other person.

Finally, NetApp’s certificate of incorporation provides that no director of NetApp will be personally liable to NetApp or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director is liable under Section 174 of the General Corporation Law of the State of Delaware or any amendment thereto or is liable by reason that, in addition to any and all other requirements for such liability, such director (i) has breached his or her duty of loyalty to NetApp or its stockholders, (ii) has acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, has acted in a manner involving intentional misconduct or a knowing violation of law, or (iii) has derived an improper personal benefit. If the General Corporation law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of a director, the liability of a director of NetApp will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

The foregoing is only a general summary of certain aspects of Delaware law and NetApp’s certificate of incorporation, as amended, and bylaws, as amended, dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware, Article IX of NetApp’s certificate of incorporation, as amended, and Section 6 of NetApp’s bylaws, as amended.

In addition, each of NetApp’s directors and executive officers is entitled to enter into NetApp’s standard form of indemnification agreement (each party to the form of indemnification agreement, an “indemnified party”). Subject to certain limitations, the form of indemnification agreement provides that NetApp will indemnify and advance expenses to the fullest extent permitted by NetApp’s certificate of incorporation and applicable law. In particular, pursuant to the terms of the form of indemnification agreement, NetApp is obligated to indemnify each indemnified party for all expenses, witness fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnified party in connection with any threatened, pending or completed action, suit or proceeding to which such indemnified party is, was or at any time becomes a party, by reason of the fact that such indemnified party is, was, or at any time becomes an officer or director of NetApp or one of its subsidiaries. In addition, subject to certain exceptions, NetApp has agreed to advance all reasonable expenses incurred by each indemnified party, provided that each such indemnified party must reimburse all such expenses paid by NetApp to the extent that a final judicial decision determines that such indemnified party is not entitled to indemnification.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index immediately following the signature page of this registration statement.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(11) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on June 4, 2009.

NETAPP, INC.

By:	/s/ Daniel J. Warmenhoven Name: Daniel J. Warmenhoven

Title:	Chief Executive Officer, Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-4 Registration Statement has been signed by the following persons in the capacities indicated on June 4, 2009.

Signature	Title	Date

/s/ Daniel J. Warmenhoven Daniel J. Warmenhoven	Chief Executive Officer, Chairman of the Board, Director (Principal Executive Officer)	June 4, 2009

/s/ Donald T. Valentine Donald T. Valentine	Lead Independent Director	June 4, 2009

/s/ Steven J. Gomo Steven J. Gomo	Executive Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 4, 2009

/s/ Tom Georgens Tom Georgens	President, Chief Operating Officer, Director	June 4, 2009

/s/ Alan Earhart Alan Earhart	Director	June 4, 2009

/s/ Nicholas G. Moore Nicholas G. Moore	Director	June 4, 2009

/s/ Mark Leslie Mark Leslie	Director	June 4, 2009

/s/ Robert T. Wall Robert T. Wall	Director	June 4, 2009

/s/ George T. Shaheen George T. Shaheen	Director	June 4, 2009

/s/ Jeffrey R. Allen Jeffrey R. Allen	Director	June 4, 2009

/s/ Edward Kozel Edward Kozel	Director	June 4, 2009

EXHIBIT INDEX

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated as of May 20, 2009, by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, Inc. (incorporated by reference to Appendix A to the proxy statement/prospectus forming part of this Registration Statement on Form S-4). The schedules and other attachments to this exhibit were omitted. NetApp agrees to furnish a copy of any omitted schedules or attachments to the SEC upon request.
2.2		Amendment No. 1 to Agreement and Plan of Merger, dated June 3, 2009, by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, Inc. (incorporated by reference to Appendix A to the proxy statement/prospectus forming part of this Registration Statement on Form S-4).
3.1		Certificate of Incorporation of NetApp, as amended (incorporated by reference to Exhibit 3.1 of NetApp’s Annual Report on Form 10-K, as filed with the SEC on June 24, 2008).
3.2		Bylaws of NetApp, as amended (incorporated by reference to Exhibit 3.2 of NetApp’s Annual Report on Form 10-K, as filed with the SEC on June 24, 2008).
4.1		Reference is made to Exhibits 3.1 and 3.2.
4.2		Indenture, dated as of June 10, 2008, by and between U.S. Bank National Association, as Trustee, and NetApp (incorporated by reference to NetApp’s Current Report on Form 8-K, as filed with the SEC on June 8, 2008).
4.3		Registration Rights Agreement, dated as of June 10, 2008, by and among Goldman, Sachs & Co. Incorporated and NetApp (incorporated by reference to NetApp’s Current Report on Form 8-K, as filed with the SEC on June 8, 2008).
4.4		Form of Convertible Bond Hedge Confirmation (incorporated by reference to NetApp’s Current Report on Form 8-K, as filed with the SEC on June 8, 2008).
4.5		Form of Warrant Confirmation (incorporated by reference to NetApp’s Current Report on Form 8-K, as filed with the SEC on June 8, 2008).
4.5		Form of Amendment to Warrant Confirmation (incorporated by reference to NetApp’s Current Report on Form 8-K, as filed with the SEC on June 8, 2008).
5.1		Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to the validity of the shares of NetApp’s common stock.
8.1		Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to tax matters.
8.2		Form of Opinion of Fenwick & West LLP, as to tax matters.
10.1		Form of Voting Agreement entered into on May 20, 2009 by NetApp and each of Data Domain’s directors and executive officers (and the affiliates thereof) (incorporated by reference to Appendix B of the proxy statement/prospectus forming part of this Registration Statement on Form S-4).
23.1		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 5.1 of this Registration Statement on Form S-4).
23.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.3		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.4		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 8.1 to this Registration Statement on Form S-4).
23.5		Consent of Fenwick & West LLP (incorporated by reference to Exhibit 8.2 to this Registration Statement on Form S-4).
24	.1*	Power of Attorney.
99.1		Form of Proxy Card for Special Meeting of Stockholders of Data Domain.
99.2		Consent of Qatalyst Partners LP.

* To be filed by amendment.